This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration Statement No. 333- 74998.

PROSPECTUS

dj Orthopedics, LLC

DJ Orthopedics Capital Corporation

12 5/8% Senior Subordinated Notes due 2009

        We issued our 12 5/8% Senior Subordinated Notes due 2009 which have been registered under the Securities Act of 1933 in exchange for our 12 5/8% Senior Subordinated Notes due 2009 in an exchange offer consummated in December 1999.

Maturity

•	The notes will mature on June 15, 2009.

Interest

•	Interest on the notes will be payable on June 15 and December 15 of each year, beginning December 15, 1999.

Redemption

•	We may redeem some or all of the notes at any time after June 15, 2004.

•	We were permitted to redeem up to $35,000,000 of the notes before June 15, 2002 using the proceeds of certain equity offerings. We redeemed $25,000,000 aggregate principal amount of notes pursuant to this provision on December 31, 2001.

•	The redemption prices are described on page 114.

Change of control

•	If we experience a change of control, we must offer to purchase the notes.

Security and ranking

•	The notes are unsecured. The notes will be subordinated to all of our existing and future senior debt, will rank equally with all of our other senior subordinated debt and will rank senior to all of our future subordinated debt.

Guarantees

•	If we fail to make payments on the notes, our parent company and/or dj Orthopedics Development Corporation must make them instead. These guarantees will be a senior subordinated obligation of our parent company and dj Orthopedics Development Corporation. Our existing foreign subsidiaries will not guarantee the notes.

      We prepared this prospectus for use by J.P. Morgan Securities Inc. (JPMSI) in connection with offers and sales related to market-making transactions of the notes. JPMSI may act as principal or agent in these transactions. These sales will be made at prices related to prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales.

       You should carefully consider the Risk Factors beginning on page 13 of this Prospectus in evaluating an investment in the notes.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is September 12, 2002

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
INDUSTRY DATA
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF BANK CREDIT FACILITY
DESCRIPTION OF THE NOTES
BOOK-ENTRY; DELIVERY AND FORM
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

      WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ABOUT US OR THE TRANSACTIONS WE DISCUSS IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF YOU ARE GIVEN ANY INFORMATION OR REPRESENTATIONS ABOUT THESE MATTERS THAT IS NOT DISCUSSED IN THIS PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES ANYWHERE OR TO ANYONE WHERE OR TO WHOM WE ARE NOT PERMITTED TO OFFER OR SELL SECURITIES UNDER APPLICABLE LAW. THE DELIVERY OF THIS PROSPECTUS DOES NOT, UNDER ANY CIRCUMSTANCES, MEAN THAT THERE HAS NOT BEEN A CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AFTER THIS DATE.

i

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus, including “Risk Factors” and the financial statements contained herein, carefully before making an investment decision. In this prospectus, the terms “we,” “our” and “us” generally refer to dj Orthopedics, Inc. (dj Orthopedics) and its subsidiaries, or where the context requires, dj Orthopedics, LLC (dj Ortho), a wholly owned subsidiary of dj Orthopedics, and DJ Orthopedics Capital Corporation (DJ Capital), a wholly owned subsidiary of dj Ortho, as co-issuers of the notes. dj Orthopedics Development Corporation (dj Development), a wholly owned subsidiary of dj Ortho, and dj Orthopedics guarantee the notes. The financial data included in this prospectus comes from the consolidated financial statements of dj Orthopedics and its predecessors.

Our Business

      We are a global orthopedic sports medicine company specializing in the design, manufacture and marketing of surgical and non-surgical products and services that repair, regenerate and rehabilitate soft tissue and bone, help protect against injury, and treat osteoarthritis of the knee. Our broad range of over 600 existing products, many of which are based on proprietary technologies, includes rigid knee braces, soft goods, specialty and other complementary orthopedic products and our line of surgical products. These products provide solutions for patients and orthopedic sports medicine professionals throughout the patient’s continuum of care.

      We sell our products in over 44 countries, primarily under the DonJoy® and ProCare® brand names, each of which has achieved a high level of brand name recognition within the orthopedic sports medicine market. Our surgical products are marketed primarily under the Alaron SurgicalTM brand name. Numerous professional and amateur athletes, including participants in the NFL, NBA and NCAA, and members of the U.S. Ski and Snowboard Teams of which we are a sponsor, choose to use our products. We believe that our strong relationships with orthopedic sports medicine professionals, leading market positions, strong brand names, reputation for quality, broad product lines, established distribution networks and commitment to research and development provide significant opportunities to grow revenues and earnings. For 2001 and the first six months of 2002, our net revenues were $169.2 million and $90.1 million, respectively.

The Orthopedic Sports Medicine Market

      The orthopedic products industry generated estimated worldwide sales of $13.1 billion in 2000. We estimate that the segments of the orthopedic sports medicine market that we are targeting accounted for over $3 billion of these sales. The orthopedic sports medicine market encompasses a broad range of product segments addressing the repair, regeneration and rehabilitation of soft tissue and bone and the treatment of osteoarthritis. This market is served by over 5,000 orthopedic surgeons in the United States who cite sports medicine as an area of concentration and practice focus. In addition, we believe that outside the United States another approximately 5,000 orthopedic surgeons are actively engaged in orthopedic sports medicine.

      The repair segment of the orthopedic sports medicine market includes reconstructive implants, joint replacements, fracture fixation and arthroscopy and soft tissue repair products. The regeneration segment includes bone growth stimulation and orthobiologic materials, which are used to replace damaged or diseased bone and soft tissue and to stimulate natural growth. The rehabilitation segment includes braces and supports for the knee, ankle, back and upper extremities and specialty and other complementary orthopedic products. We estimate that the portions of the repair, regeneration and rehabilitation segments that we target represent approximately 60%, 10%, and 30% of the orthopedic sports medicine market, based on worldwide sales in 2000. We believe revenues in the U.S. orthopedic sports medicine market grew at a rate of 7% to 9% in 1999, 2000 and 2001 and that they will continue to grow at a similar rate for the next several years.

Products

      Our product lines support a range of treatments throughout the orthopedic patient’s continuum of care. Our products include rigid knee braces and other specialty products, which are generally prescribed for use after surgery and during and after rehabilitation, and soft goods, which are generally used after injury, whether or not surgery is contemplated. These products are also used to reduce the risk of new and repeat injuries. In addition, our surgical products address the repair stage of the patient’s continuum of care. In the future, we plan to pursue the development of an additional line of products for the regeneration of bone and soft tissue, including a bone growth stimulator.

Rehabilitation

•	Rigid knee braces. Our rigid knee braces include ligament braces, which provide support for knee ligament instabilities, post-operative braces, which provide both knee immobilization and a protected range of motion, and osteoarthritic braces, which provide relief of knee pain due to osteoarthritis. These technologically advanced products are generally prescribed by orthopedic sports medicine surgeons.

•	Soft goods. Our soft goods products, most of which are constructed from fabric or neoprene materials, provide support and/or heat retention and compression of the knee, ankle, back and upper extremities, including the shoulder, elbow, neck and wrist.

•	Specialty and other complementary orthopedic products. Our portfolio of specialty and other complementary orthopedic products includes two post-surgery systems: a continuous cold therapy system to assist in the reduction of pain and swelling; and a pain management delivery system that employs ambulatory infusion pumps for the delivery of local anesthetic to the surgical site. Also included within this product category are lower extremity fracture boots, which are an alternative to lower extremity casting, and upper extremity shoulder and arm braces and slings.

Repair

•	Surgical products. Our surgical products are used to repair soft tissue and cartilage. Products used during ACL reconstruction include surgical screws made from a next-generation composite bioabsorbable material, titanium surgical screws, hamstring graft anchors designed to reduce surgical procedure time and a suture fixation device that allows the surgeon to adjust the tension of the graft. We have also introduced a cartilage repair system used for transplanting the patient’s own healthy knee cartilage into damaged areas of the knee joint. We received FDA clearance to market an adjustable high tibial osteotomy plate used to surgically realign, and reduce pain in, the osteoarthritic knee.

Regeneration

•	Bone growth stimulation. Our bone growth stimulator is undergoing the regulatory review process. The bone growth stimulator utilizes electromagnetic field technology to aid in healing fractures and, unlike competitors’ products, is intended to be worn by patients continuously as part of a bracing or cast system. On July 1, 2002, notification was received from the FDA that the premarket approval application (PMA) for the OrthoPulseTM bone growth stimulator product was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. Without approval of the PMA by the FDA, marketing of the OrthoPulseTM product in the United States cannot proceed. Although we cannot distribute such inventory in the United States until FDA approval is obtained, we can distribute such inventory in certain other countries. At this point, we do not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on our ability to sell OrthoPulseTM in the United States in the future.

Strategic Objectives

      Our strategic objectives are to strengthen our leadership position in the orthopedic sports medicine market and to increase our revenues and achieve profitability. We plan to do this by:

•	expanding existing and developing new relationships with orthopedic sports medicine surgeons and their allied healthcare professionals;

•	applying our research and development expertise to introduce new products and product enhancements;

•	capitalizing on the breadth and market focus of the sales representatives in our U.S. distribution networks and their experience with the higher margin products we have and will introduce;

•	growing international revenues and profits through the selective replacement of our third-party distributors with direct representation in key countries;

•	increasing margins by capitalizing on the recent investments in our infrastructure and operating efficiencies and through the results of our performance improvement program; and

•	pursuing strategic growth opportunities by acquiring or licensing complementary products and technologies.

Corporate Information and Background

      dj Orthopedics, LLC is a Delaware limited liability company formed in March 1999 and is a wholly owned subsidiary of dj Orthopedics, Inc., the successor to DonJoy, L.L.C., a Delaware limited liability company formed in December 1998 which acquired the assets and certain liabilities of the Bracing and Support Systems division of Smith & Nephew, Inc.

      DJ Orthopedics Capital Corporation, a wholly owned subsidiary of dj Orthopedics, LLC, is a Delaware corporation formed in March 1999 to serve as a co-issuer of the notes. DJ Capital does not hold any assets or other properties or conduct any business.

      dj Orthopedics Development Corporation, a wholly owned subsidiary of dj Orthopedics, LLC, is a Delaware corporation formed in April 2002. dj Development serves as a subsidiary guarantor of the notes and holds a limited amount of intangible assets.

      dj Orthopedics, Inc. was incorporated in Delaware in August 2001.

      Our principal executive offices are located at 2985 Scott Street, Vista, California 92083 and our telephone number is 800-336-5690. Our website is located at www.djortho.com. Information contained on our website does not constitute a part of this prospectus.

      DonJoy®, ProCare®, Alaron SurgicalTM, Defiance®, Monarch®, RocketSoc®, IceMan®, Air DonJoy®, Quadrant®, LegendTM, TROMTM, 4TITUDE®, OAdjuster®, OfficeCare®, Playmaker®, Enhanced PlaymakerTM, Knee GuaranteeTM, DonJoy VistaTM, DonJoy CETM, DonJoy ELSTM, Drytex®, Never Stop Getting BetterTM, IROMTM, ELSTM, dj Ortho®, MC Walker®, Montana®, Nextep®, Adjustable OA DefianceTM, Blowout Protection UnitTM, Armor by DonJoy MXTM, Armor by DonJoy SkiTM, ProCartTM, ProSTEPTM, Rehab 3®, Ultra-4TM, UltraSling®, COMFORTFORMTM, Surround®, SE 4-pointTM, EndoLokTM, DuraFixTM, EndoLok TPSTM, TwisterTM and WalkaboutTM are certain of our registered trademarks and trademarks for which we have applications pending or common law rights. PainBuster® is a registered trademark of I-Flow Corporation. OnTrack® is a registered trademark of Ortho Rx, Inc. OrthoPulse® is a trademark of I.M.D., b.v. BiLokTM is a trademark of Biocomposites, Ltd.

Recent Events

      On September 4, 2002, we announced our plan to relocate the manufacturing of all remaining soft bracing goods and certain non-custom rigid bracing products from Vista, California to our manufacturing facilities located in Tijuana, Mexico. The action is part of a broader corporate performance improvement program announced by us on August 1, 2002, to streamline operations and reduce manufacturing costs and operating expenses. In connection with this move, we anticipate a work force reduction of up to 250 employees over a transition period of several months. We anticipate a similar increase in employees in our Mexican operations. Although we expect to achieve substantial cost savings from this manufacturing consolidation, we have not yet determined the total savings we expect to generate from our broader corporate performance improvement program, or the related costs to implement the program.

Organizational Structure

      dj Orthopedics was incorporated in Delaware in August 2001. We are the successor to DonJoy, L.L.C. which, prior to June 30, 1999, was wholly owned by Smith & Nephew, Inc. (Smith & Nephew), a wholly owned subsidiary of Smith & Nephew plc., a United Kingdom company. On June 30, 1999, DonJoy consummated a recapitalization pursuant to which J.P. Morgan DJ Partners, LLC, formerly Chase DJ Partners, LLC (JPMDJ Partners), obtained a controlling interest in DonJoy. Concurrently with the completion of dj Orthopedics’ initial public offering on November 20, 2001, DonJoy merged with and into dj Orthopedics through a series of transactions, referred to herein as the “Reorganization.” As a result of the foregoing transactions, dj Ortho became a wholly owned subsidiary of dj Orthopedics.

      dj Orthopedics and dj Development guarantee dj Ortho’s bank borrowings and the notes. DJ Capital was formed solely to act as a co-issuer (and as a joint and several obligor) with dj Ortho with respect to the notes. DJ Capital does not hold any assets or other properties or conduct any business. No separate financial information for DJ Capital has been provided herein because management believes such information would not be material given DJ Capital’s lack of assets and activities. Condensed consolidating financial statements showing separate information for dj Orthopedics, dj Ortho, dj Development and our non-guarantor subsidiaries in the aggregate have been provided within the footnotes to the financial statements included herein.

Summary of the Terms of the Notes

Issuers	dj Orthopedics, LLC and DJ Orthopedics Capital Corporation.

Notes Outstanding	$75,000,000 aggregate principal amount of 12 5/8% Senior Subordinated Notes due 2009. We issued $100,000,000 aggregate principal amount of 12 5/8% Senior Subordinated Notes due 2009 in exchange for $100,000,000 aggregate principal amount of 12 5/8% Senior Subordinated Notes (the old notes) pursuant to an exchange offer effected December 1999. We redeemed $25,000,000 aggregate principal amount of the notes on December 31, 2001.

Maturity	June 15, 2009.

Interest	Annual rate: 12 5/8%.

Payment frequency: every six months on June 15 and December 15.

Optional Redemption	On and after June 15, 2004, we may redeem some or all of the notes at the redemption prices listed in the section entitled “Description of the Notes — Optional Redemption.” Prior to such date, we may not redeem the notes, except as described in the following paragraph.

At any time prior to June 15, 2002, we were permitted to redeem up to 35% of the original aggregate principal amount of the notes with the net cash proceeds of certain equity offerings at a redemption price equal to 112.625% of the principal amount thereof, plus accrued interest, so long as (a) at least 65% of the original aggregate amount of the notes remained outstanding after each such redemption and (b) any such redemption by us was made within 90 days of such equity offering. We redeemed $25 million aggregate principal amount of the notes on December 31, 2001 pursuant to this provision with a portion of the net cash proceeds received by our parent and contributed by it to us from the initial public offering of common stock of our parent company.

Change of Control	Upon the occurrence of a change of control, unless we have exercised our right to redeem all of the notes as described above, you will have the right to require us to repurchase all or a portion of your notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued interest to the date of repurchase. See “Description of the Notes — Change of Control.”

Guarantees	The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by dj Orthopedics, dj Development and certain of our future subsidiaries. If we fail to make payments on the notes, dj Orthopedics, dj Development and our future subsidiaries that are guarantors, if any, must make them instead.

Our foreign subsidiaries, currently our only subsidiaries which are non-guarantors besides DJ Capital, do not guarantee the notes. As of June 29, 2002, the aggregate amount of the liabilities of our foreign subsidiaries as reflected on our balance sheet was $2.0 million and such subsidiaries accounted for less than 2% of our assets.

Guarantees of the notes are subordinated to the guarantees of our senior indebtedness under our bank credit facility issued by dj Orthopedics, dj Development and certain of our future subsidiaries.

Ranking	The notes are unsecured and:

• subordinate to all of our existing and future senior debt;

• rank equally with all of our other future senior subordinated debt;

• rank senior to all of our future subordinated debt;

• effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness; and

• effectively subordinated to all liabilities of our foreign subsidiaries and any other future subsidiary which does not guarantee the notes.

Similarly, the guarantees of the notes by dj Orthopedics, dj Development and our future guarantor subsidiaries, if any, will be unsecured and:

• subordinate to all of the applicable guarantor’s existing and future senior debt;

• rank equally with all of the applicable guarantor’s other future senior subordinated debt;

• rank senior to all of the applicable guarantor’s future subordinated debt; and,

• effectively subordinated to any secured indebtedness of such guarantor to the extent of the value of the assets securing such indebtedness.

As of June 29, 2002:

• dj Ortho had $36.5 million of senior debt to which the notes were subordinated (which amount does not include $25.0 million available under the revolving credit portion of the bank credit facility);

• dj Orthopedics, DJ Capital and dj Development had no senior debt (other than their respective guarantees of dj Ortho’s indebtedness under the bank credit facility);

• dj Ortho and DJ Capital did not have any senior subordinated debt other than the notes, and dj Orthopedics and dj Development did not have any senior subordinated debt other than their guarantees on the notes;

• dj Ortho, DJ Capital, dj Orthopedics and dj Development did not have any subordinated debt; and

• our foreign subsidiaries, which are not guarantors of the notes, had $2.0 million of liabilities as reflected on our balance sheet.

As of the date of this prospectus, the indenture relating to the notes would permit us to incur additional senior indebtedness if we satisfy certain ratio tests.

Certain Covenants	The indenture, among other things, restricts our ability and the ability of our subsidiaries to:

• borrow money;

• make distributions, redeem equity interests or redeem subordinated debt;

• make investments;

• use assets as security in other transactions;

• sell assets;

• guarantee other indebtedness;

• enter into agreements that restrict dividends from subsidiaries;

• merge or consolidate; and

• enter into transactions with affiliates.

These covenants are subject to a number of important exceptions. For more details, see “Description of the Notes — Certain Covenants.”

Summary Historical Financial Data

      The following table presents summary historical consolidated financial data of dj Orthopedics, successor to DonJoy, its subsidiaries and predecessors. dj Orthopedics and dj Development, a wholly owned subsidiary of dj Ortho, guarantee dj Ortho’s bank borrowings and the notes. DJ Capital was formed solely to act as a co-issuer (and as a joint and several obligor) with dj Ortho with respect to the notes. DJ Capital does not hold any assets or other properties or conduct any business. No separate financial information for DJ Capital has been provided herein because management believes such information would not be material given DJ Capital’s lack of assets and activities. Condensed consolidating financial statements showing separate information for dj Orthopedics, dj Ortho, dj Development and our non-guarantor subsidiaries in the aggregate have been provided within the footnotes to the financial statements included herein at and for the six months ended June 29, 2002. Since dj Development was not established until the second quarter of 2002 and the non-guarantor foreign subsidiaries were previously minor, a supplemental condensed consolidating balance sheet as of December 31, 2001 and condensed consolidating statements of operations for the six months ended June 30, 2001 and the statement of cash flows for the six months ended June 30, 2001 have not been presented in this prospectus. The summary historical consolidated financial data at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 come from dj Orthopedics’ audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data at December 31, 1999 comes from DonJoy’s audited consolidated financial statements which are not included in this prospectus. The summary historical financial data at June 29, 2002 and for the six months ended June 29, 2002 and June 30, 2001 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments and the adjustments discussed in notes 3 and 5 of the notes to our unaudited condensed consolidated financial statements, necessary to present fairly the data for such periods. The results of operations for interim periods are not necessarily indicative of operating results for the full year.

      We urge you to read the financial data set forth below together with our historical consolidated financial statements and the information included under “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

				Six Months Ended
	Years Ended December 31,
				June 30,	June 29,
	1999	2000	2001	2001	2002

	(In thousands except per share data)
Statement of operations data:
Net revenues	$116,418	$143,586	$169,170	$83,283	$90,148
Costs of goods sold(a)	51,744	60,178	71,888	34,680	39,507

Gross profit	64,674	83,408	97,282	48,603	50,641
Operating expenses(a):
Sales and marketing(b)	28,902	38,653	48,339	23,514	32,822
General and administrative	16,755	19,761	24,165	12,064	13,874
Research and development	2,115	2,465	2,189	1,300	1,227
Impairment of long-lived assets(c)	—	—	—	—	1,918
Merger and integration costs(d)	—	400	—	—	—

Total operating expenses	47,772	61,279	74,693	36,878	49,841

Income from operations	16,902	22,129	22,589	11,725	800
Interest expense and other, net	(7,387)	(16,970)	(17,388)	(9,163)	(6,125)

Income (loss) before income taxes	9,515	5,159	5,201	2,562	(5,325)
Benefit (provision) for income taxes(e)	(2,387)	—	(79)	—	1,916
Deferred tax benefit	—	—	54,169	—	—

Income (loss) before extraordinary items	7,128	5,159	59,291	2,562	(3,409)
Extraordinary items, net of tax(f)	—	—	(2,801)	—	—

Net income (loss)	$7,128	$5,159	$56,490	$2,562	$(3,409)
Less: Preferred unit dividends and accretion of preferred unit fees	(2,343)	(5,415)	(5,667)	(3,106)	—

Net income (loss) available to common stockholders	$4,785	$(256)	$50,823	$(544)	$(3,409)

Income (loss) per share before extraordinary items (less preferred unit dividends and accretion of preferred unit fees):
Basic	N/A	N/A	$5.06	N/A	$(0.19)

Diluted	N/A	N/A	$4.94	N/A	$(0.19)

Net income (loss) per share available to common stockholders:
Basic	N/A	N/A	$4.80	N/A	$(0.19)

Diluted	N/A	N/A	$4.68	N/A	$(0.19)

Weighted average shares outstanding used to calculate per share information:
Basic	N/A	N/A	10,593	N/A	17,856

Diluted	N/A	N/A	10,858	N/A	17,856

							Six Months Ended
	Years Ended December 31,
							June 30,		June 29,
	1999		2000		2001		2001		2002

	(In thousands)
Other data:
EBITDA(g)	$21,854		$28,894		$32,033		$16,363		$4,429
Adjusted EBITDA(h)	25,082		29,162		32,033		16,363		12,560
Depreciation and amortization	4,952		6,365		9,444		4,638		3,629
Capital expenditures and acquired intangibles	4,706		7,722		7,104		4,231		5,126
Cash interest expense	6,530		15,716		16,974		8,836		5,537
Ratio of earnings to fixed charges(i)	2.12	x	1.29	x	1.27	x	1.26	x	0.22	x
Ratio of Adjusted EBITDA to cash interest expense	3.84	x	1.86	x	1.89	x	1.85	x	2.27	x
Ratio of total debt to Adjusted EBITDA	4.52	x	5.40	x	3.46	x	9.27	x	8.79	x
Cash flows provided by (used in):
Operating activities	$16,065		$1,229		$(4,066)		$1,182		$2,700
Investing activities	(4,776)		(57,015)		(8,109)		(4,901)		(4,840)
Financing activities	(6,171)		53,965		33,993		3,726		(952)

	At December 31,
				At June 29,
	1999	2000	2001	2002

	(Dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$5,927	$4,106	$25,814	$23,312
Working capital	27,413	38,695	83,896	78,260
Total assets	89,416	155,672	247,922	242,176
Long-term obligations (including current portion)	113,305	157,222	110,934	110,377
Redeemable preferred units of DonJoy, L.L.C	32,539	41,660	—	—
Total equity (deficit)	$(70,429)	$(63,625)	$115,240	$112,023

Notes to Summary Historical Financial Data

N/A	Not Applicable.

(a)	1999 historical amounts include various charges and overhead allocations from Smith & Nephew. See note (h) below. The six months ended June 29, 2002 included a $1.3 million charge related to the reserves for excess inventories (see note 3 of the notes to our unaudited condensed consolidated financial statements).

(b)	Six months ended June 29, 2002 includes an increase of $4.4 million in our estimated reserves for contractual allowances and bad debt related to our OfficeCare® and Insurance programs (see note 3 of the notes to our unaudited condensed consolidated financial statements).

(c)	Six months ended June 29, 2002 includes $1.9 million in charges related to impairment of certain of our long-lived assets (see note 5 of the notes to our unaudited condensed consolidated financial statements).

(d)	We recorded merger and integration costs in 2000 associated with the consolidation of the Orthotech operations into our existing facilities including merger integration and information systems consulting.

(e)	Because DonJoy, L.L.C. operated as a limited liability company from the date of its recapitalization in June 1999 through November 20, 2001, the date the reorganization was consummated, in accordance with federal, state and local income tax regulations which provide that no income taxes are levied on U.S. limited liability companies and each member of DonJoy, L.L.C. was individually responsible for reporting their member’s share of our net income or loss, we have not provided for income taxes in our historical consolidated financial statements. We have recorded a tax benefit (provision) at an effective tax rate of 40% on our income before income taxes for the period from November 20, 2001, the date of our reorganization, to December 31, 2001 and at an effective tax rate of 36% on our loss before income taxes for the six months ended June 29, 2002.

(f)	We incurred an extraordinary charge, net of a $1.9 million tax benefit, of approximately $2.8 million for the write-off of unamortized deferred debt issuance costs, debt discount and a prepayment premium as a result of the redemption of a portion of the notes.

(g)	EBITDA is defined as income from operations plus restructuring costs, merger and integration costs and depreciation and amortization. Discontinued acquisition costs are excluded from income from operations because the charge is not considered a direct cost of operating the business. EBITDA is not a measure of performance under accounting principles generally accepted in the United States. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. However, management has included EBITDA because it may be used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a company’s ability to service debt. Our definition of EBITDA differs from the definition of EBITDA under our bank credit facility in that our definition of EBITDA excludes discontinued acquisition costs. Under both the bank credit facility definition of EBITDA and our definition of EBITDA, we were in compliance with all debt covenants under the bank credit facility at June 29, 2002. Our definition of EBITDA may not be comparable to that of other companies.

(h)	Adjusted EBITDA represents EBITDA, as defined above, adjusted to eliminate amounts permitted under the bank credit facility and those direct charges from Smith & Nephew as well as those allocations of Smith & Nephew’s overhead and other expenses that we have not incurred on a stand-alone basis. These amounts were charged or allocated to us on the basis of direct usage where identifiable, with the remainder allocated to us on the basis of its annual sales or the capital employed by Smith & Nephew in our business. See note 5 of the notes to our consolidated financial statements. These charges and allocations include:

(1) charges for brand royalties we paid to Smith & Nephew for use of the Smith & Nephew trademarks and trade names, which amounts are no longer paid following the recapitalization since we no longer have the right to use Smith & Nephew trademarks and trade names;

(2) Smith & Nephew overhead allocations for corporate managed accounts and new business expense and corporate management expense, which were not incurred or replaced following consummation of the recapitalization;

(3) Smith & Nephew overhead allocations for research and development and for amounts charged by Smith & Nephew for services provided to us for finance (risk management, treasury, audit and taxes), human resources and payroll and legal services;

(4) the incremental adjustment to the carrying value of acquired inventories associated with the Orthotech acquisition to state them at fair market value;

(5) excluded adjustments in accordance with the bank credit facility;

(6) charges related to impairment of certain of our long-lived assets.

We also adjusted EBITDA to include the estimated costs we expected to incur to replace the services described in note (3) above previously provided by Smith & Nephew. On a stand-alone basis, we have replaced these services provided by Smith & Nephew following the recapitalization and we have incurred additional expenses associated with external auditing and periodic filings with the SEC.

				Six Months Ended
	Years Ended December 31,
				June 30,	June 29,
	1999	2000	2001	2001	2002

	(Dollars in thousands)
EBITDA	$21,854	$28,894	$32,033	$16,363	$4,429
Brand royalties	1,817	—	—	—	—
Amounts eliminated as set forth in note (2) above	979	—	—	—	—
Amounts eliminated as set forth in note (3) above	832	—	—	—	—
Estimated costs to replace Smith & Nephew services	(400)	—	—	—	—
Step-up in inventory	—	268	—	—	—
Excluded adjustments in accordance with the bank credit facility	—	—	—	—	6,213
Impairment of long-lived assets	—	—	—	—	1,918

Adjusted EBITDA	$25,082	$29,162	$32,033	$16,363	$12,560

Adjusted EBITDA does not reflect adjustments for Smith & Nephew allocations for bonus, pension and insurance or payroll taxes and benefits or charges for direct legal expenses incurred by Smith & Nephew on our behalf, which costs and expenses we believe we would have incurred in approximately the same amounts on a stand-alone basis, and are of a nature we have continued to incur following the recapitalization. Accordingly, no adjustments for these items have been made. For a more complete description of the corporate charges and allocations and the services performed by Smith & Nephew after the recapitalization, see note 5 of the notes to our consolidated financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Smith & Nephew Allocations and Sales” and “Related Party Transactions — Other Agreements with Smith & Nephew — Transition Services Agreement.”

(i)	Earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) an allocation of one-third of the rental expense from operating leases which management considers to be a reasonable approximation of the interest factor of rental expense.

RISK FACTORS

      In addition to the matters described in this prospectus, you should carefully consider the specific factors set forth below before making an investment in the notes.

Risks Related to our Debt Level

Our substantial indebtedness could limit our ability to operate our business, obtain additional financing, pursue other business opportunities and fulfill our obligations under the notes.

      We are highly leveraged, which means we have a large amount of indebtedness in relation to our stockholders’ equity. The following chart shows certain important credit statistics and is presented on a historical basis.

June 29,
2002

(In thousands)
Long-term debt (including current portion)	$110,377
Stockholders’ equity	$112,023

	Year Ended		Six Months Ended
	December 31,		June 29,
	2001		2002

Ratio of earnings to fixed charges	1.27	x	0.22	x

      The decrease in the ratio of earnings to fixed charges from December 31, 2001 to June 29, 2002 is primarily a result of a $4.4 million increase in write-offs and bad debts for accounts receivable from our OfficeCare® and Insurance programs, a $1.3 million charge related to reserves for excess inventories and $1.9 million of impairments of long-lived assets during the six months ended June 29, 2002.

      We may incur additional indebtedness from time to time to finance acquisitions, as we did in connection with the Orthotech acquisition, investments or strategic alliances or capital expenditures or for other purposes subject to the restrictions contained in our bank credit facility and the indenture relating to the notes.

      Our high degree of leverage could have negative consequences for us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes or to finance our performance improvement program may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to pay the principal and interest on our indebtedness, including indebtedness that we may incur in the future;

•	payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

•	a substantial decrease in our net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	our debt level may make us more vulnerable than our competitors to a downturn in our business or the economy generally;

•	our debt level reduces our flexibility in responding to changing business and economic conditions;

•	some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates; and

•	there would be a material adverse effect on our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

Our debt agreements contain operating and financial restrictions which may restrict our business and financing activities.

      The operating and financial restrictions and covenants in our bank credit facility, the indenture and any future financing agreements may adversely affect our ability to finance future operations, meet our capital needs or engage in our business activities. Currently, our existing debt agreements restrict our ability to:

•	incur additional indebtedness;

•	issue redeemable equity interests and preferred equity interests;

•	pay dividends or make distributions, repurchase equity interests or make other restricted payments;

•	redeem indebtedness that is subordinated in right of payment to the notes;

•	make capital expenditures;

•	create liens;

•	enter into certain transactions with affiliates;

•	make investments;

•	sell assets; or

•	enter into mergers or consolidations.

      With respect to mergers or acquisitions, our bank credit facility and the indenture governing the notes limit our ability to finance acquisitions through additional borrowings. In addition, our bank credit facility prohibits us from acquiring assets or the equity of another company without the consent of the lenders if:

•	we acquire less than 100% of the equity of the acquired company, in the case of an acquisition of equity;

•	the assets or entity acquired are in a different line of business from ours;

•	after giving effect to the acquisition, a pro forma consolidated leverage ratio and pro forma interest coverage ratio are not satisfied; and

•	the purchase price exceeds $30 million in the case of any one acquisition or $50 million in the aggregate of which no more than $10 million may involve acquisitions outside the United States.

      The bank credit facility also limits investments in joint ventures to an aggregate limit of $3,000,000, and limits other investments to $1,000,000.

      Our bank credit facility also requires dj Ortho to satisfy specified financial ratios and prohibits dj Ortho from prepaying its other indebtedness (including the notes) while indebtedness under the bank credit facility is outstanding. The bank credit facility requires dj Ortho, among other things, to maintain a ratio of total debt to consolidated EBITDA of no more than 4.50 to 1.00 prior to December 31, 2002, decreasing to 4.00 to 1.00 on December 31, 2002 and further decreasing to 3.50 to 1.00 from and after December 31, 2003 and a ratio of consolidated EBITDA to consolidated interest expense of at least 1.80 to 1.00 prior to December 31, 2002, increasing to 2.10 to 1.00 on December 31, 2002 and increasing to 2.50 to 1.00 from and after December 31, 2003. At June 29, 2002, dj Ortho’s ratio of total debt to consolidated EBITDA was approximately 3.94 to 1.00 and its ratio of consolidated EBITDA to consolidated interest expense was approximately 2.53 to 1.00. dj Ortho’s ability to comply with such provisions may be affected by events beyond its control.

      On August 1, 2002, we announced the commencement of the process of streamlining our organization and improving our cost structure by consolidating certain executive positions and corporate functions. In addition, we engaged AlixPartners, LLC, a company specializing in corporate performance improvements, to expedite the development of a financial and operating performance improvement program. An objective of the performance improvement program is to reduce both costs of goods sold and operating expenses as a percentage of net revenues in future periods, after the related costs of such program have been incurred. We have not yet determined the cost of the performance improvement program, the amounts of any related charges or what impact, if any, such program will have on our future financial performance. We anticipate that costs of the improvement program will be recognized beginning in the third quarter of 2002. Depending on the magnitude of such costs, we may be required to obtain waivers for noncompliance with, or amendments of, certain financial covenants included in our bank credit facility. There can be no assurance that the lenders under our bank credit facility will grant any such waivers, or enter into any such amendments.

      Restrictions contained in the indenture and the bank credit facility could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

      A breach of any of these covenants, ratios, tests or other restrictions could result in an event of default under the bank credit facility and/or the indenture. Upon the occurrence of an event of default under the bank credit facility, the lenders could elect to declare all amounts outstanding under the bank credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure such indebtedness. If the lenders under the bank credit facility accelerate the payment of the indebtedness, there can be no assurance that our assets would be sufficient to repay in full such indebtedness and our other indebtedness, including the notes. We may not have sufficient cash to service our indebtedness. Our ability to pay principal and interest on the notes and to satisfy our other obligations will depend upon, among other things:

•	our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•	the future availability of borrowings under our revolving bank credit facility or any successor facility, the availability of which depends or may depend on, among other things, our complying with covenants in our bank credit facility.

      We believe that based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds including the availability of borrowings under the revolving bank credit facility, will be adequate for at least the next twelve months to make required payments of principal and interest on our indebtedness, to fund anticipated capital expenditures and for working capital requirements. There can be no assurance, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under the revolving bank credit facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. In addition, we may incur additional indebtedness in order to make acquisitions, investments or strategic alliances. If we cannot service our indebtedness, we will be forced to take actions such as reducing or delaying acquisitions, investments, strategic alliances and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness (which could include the notes), or seeking additional equity capital or bankruptcy protection. We can not assure you that any of these remedies can be effected on satisfactory terms, if at all. In addition, the terms of existing or future debt agreements, including the bank credit facility and the indenture, may restrict us from adopting any of these alternatives.

The notes and the guarantees by dj Orthopedics and dj Development are, and guarantees by any of our future subsidiaries will be, effectively subordinated to all senior debt of our subsidiaries.

      The notes are subordinated in right of payment to the prior payment in full of all our existing and future senior indebtedness and the guarantee of the notes by dj Orthopedics, dj Development and any future subsidiaries providing a guarantee of the notes will be subordinated in right of payment to all senior indebtedness of the applicable guarantor. The indenture requires each of our domestic subsidiaries that is formed or acquired in the future to guarantee the notes, unless we designate the subsidiary as an Unrestricted Subsidiary (as defined in the indenture). As of June 29, 2002, we had approximately $36.5 million of senior indebtedness outstanding (excluding $25.0 million available and unused under the revolving bank credit facility), all of which is secured, and dj Orthopedics and dj Development had no senior indebtedness outstanding (other than their guarantees of our borrowings under the bank credit facility). In addition, the indenture permits us and our Restricted Subsidiaries (as defined in the indenture) to incur additional senior indebtedness, including indebtedness under the bank credit facility. We or the applicable guarantor may not pay principal, premium (if any), interest or other amounts on account of the notes or the guarantees by dj Orthopedics and dj Development or any subsidiary in the event of a payment default on, or another default that has resulted in the acceleration of, certain senior indebtedness (including debt under the bank credit facility) unless such indebtedness has been paid in full or the default has been cured or waived. In the event of certain other defaults with respect to certain senior indebtedness, we or the applicable guarantor may not be permitted to pay any amount on account of the notes or the guarantees by dj Orthopedics and dj Development or any subsidiary for a designated period of time. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to us or a guarantor, our assets or a guarantor’s assets, as the case may be, will be available to pay obligations on the notes or the guarantor’s guarantee, as applicable, only after our senior indebtedness or the senior indebtedness of that guarantor has been paid in full, and there can be no assurance that there will be sufficient assets remaining to pay amounts due on all or any of the notes or any guarantee of the notes.

      Our right to receive assets of any subsidiary which is not a guarantor upon the liquidation or reorganization of that subsidiary (and thus the rights of the holders of notes to realize any value with respect to those assets) will be subject to the prior claims of creditors of that subsidiary (including trade creditors). Accordingly, since our foreign subsidiaries are not guarantors of the notes, the notes are effectively subordinated to all liabilities (including trade payables and contingent liabilities) of our foreign subsidiaries and any of our future subsidiaries that do not provide a guarantee of the notes except to the extent that we are recognized as a creditor of such subsidiary. However, even if we were recognized as a creditor of a subsidiary that does not guarantee the notes, our claims would still be subordinate to any security interest in the assets of that subsidiary, and any indebtedness of that subsidiary senior to that held by us. As of June 29, 2002, the aggregate amount of the liabilities of our foreign subsidiaries as reflected on our balance sheet was $2.0 million.

You should not rely on the guarantees by dj Orthopedics and dj Development in the event we cannot make payments upon the notes.

      All of the operations of dj Orthopedics and dj Development are conducted through dj Ortho and dj Orthopedics and dj Development have no material assets. Accordingly, dj Orthopedics’ and dj Development’s cash flows and, consequently, their ability to service debt, including their guarantees of the notes and the bank credit facility, depends on our operations. As a result, you should not rely on the guarantees by dj Orthopedics and dj Development for repayment of the notes.

Indebtedness under our bank credit facility is secured while our obligations under the notes are not secured and if we default under our senior debt, our senior lenders can foreclose on the assets we have pledged to secure payment of the senior debt to your exclusion.

      In addition to being contractually subordinated to all existing and future senior indebtedness, our obligations under the notes (and dj Orthopedics’ and dj Development’s obligations under their guarantees) are unsecured while our obligations under the bank credit facility (and dj Orthopedics’ and dj Development’s obligations under their guarantee of our indebtedness under the bank credit facility) are secured by a security interest in substantially all of our assets and the assets of dj Orthopedics (which consist principally of 100% of our equity interests) and each of our existing and subsequently acquired or organized U.S. and, subject to certain limitations, non-U.S. subsidiaries, including a pledge of all of the issued and outstanding equity interests in our existing or subsequently acquired or organized U.S. subsidiaries and 65% of the equity interests in each of our subsequently acquired or organized non-U.S. subsidiaries. If we are declared bankrupt or insolvent or if we default under the bank credit facility, the lenders could declare all of the funds borrowed under the bank credit facility, together with accrued interest, immediately due and payable. If we were unable to repay that indebtedness, the lenders could foreclose on our equity interests pledged by dj Orthopedics, on the pledged equity interests of our subsidiaries and on the assets in which they have been granted a security interest, in each case to your exclusion, even if an event of default exists under the indenture at such time. Furthermore, if all equity interests of any future subsidiary guarantor are sold to persons pursuant to an enforcement of the pledge of equity interests in that subsidiary guarantor for the benefit of the senior lenders, then the applicable subsidiary guarantor will be released from its guarantee of the notes automatically and immediately upon such sale.

Our bank credit facility requires us to make mandatory payments which could limit our ability to grow our business.

      We are required to make annual mandatory payments of the term loans under the bank credit facility in an amount equal to 50% of our excess cash flow (75% if our ratio of total debt to EBITDA exceeds 4 to 1). Excess cash flow represents our net income adjusted for extraordinary gains or losses, depreciation, amortization and other non-cash charges, changes in working capital, changes in deferred revenues, payments for capital expenditures, and repayment of indebtedness. In addition, the term loans are subject to mandatory prepayments in an amount equal to:

•	100% of the net cash proceeds of equity and debt issuances by us, dj Orthopedics or any of our other subsidiaries; and

•	100% of the net cash proceeds of asset sales or other dispositions of property by us, dj Orthopedics or any of our other subsidiaries,

in each case subject to certain exceptions. If we have to use cash to make mandatory payments, we may not have sufficient funds to grow our business to make acquisitions, enter into joint ventures or make capital expenditures.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

      Upon a change of control, we are required to offer to purchase all of the notes then outstanding at 101% of the principal amount thereof plus accrued interest. If a change of control were to occur, we may not have sufficient funds to pay the purchase price for the outstanding notes tendered, and we expect that we would require third-party financing. However, we may not be able to obtain such financing on favorable terms, if at all. In addition, the bank credit facility restricts our ability to repurchase the notes, including pursuant to an offer in connection with a change of control. A change of control under the indenture may also result in an event of default under the bank credit facility and may cause the acceleration of other senior indebtedness, if any, in which case the subordination provisions of the notes would require payment in full of the bank credit facility and any other senior indebtedness before repurchase of the notes. Our future indebtedness may also contain restrictions on our ability to repay the notes upon certain events or transactions that could constitute a change of control under the indenture. The inability to repay senior indebtedness upon a change of control or to purchase all of the tendered notes, would each constitute an event of default under the indenture.

      The change of control provision in the indenture will not necessarily afford you protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving us, that may adversely affect you. Such a transaction may not involve a change in voting power or beneficial ownership, or, even if it does, may not involve a change of the magnitude required under the definition of change of control in the indenture to trigger this provision. Except as described under “Description of the Notes — Change of Control,” the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Federal and state laws permit a court to void the notes and guarantees under certain circumstances.

      The notes were issued in exchange for the old notes which were issued in June 1999 in connection with the recapitalization of DonJoy. The obligations we incurred under the indenture and the old notes, the obligations incurred by DonJoy under the indenture and its guarantee of the notes and assumed by dj Orthopedics in the reorganization and the obligations incurred by dj Development under the indenture and its guarantee of the notes may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit commenced by or on behalf of our or dj Orthopedics’ or dj Development’s unpaid creditors. Under these laws, if a court were to find that, at the time we issued the old notes, DonJoy issued its guarantee of the old notes or dj Development issued its guarantee, we, DonJoy or dj Development, as the case may be:

•	incurred such indebtedness with the intent of hindering, delaying or defrauding present or future creditors; or

•	received less than the reasonably equivalent value or fair consideration for incurring such indebtedness; and

•	were insolvent or rendered insolvent by reason of any of the recapitalization transactions;

•	were engaged or about to engage in a business or transaction for which our or the applicable guarantors’ assets constituted unreasonably small capital to carry on our or its business; or

•	intended to incur, or did incur, or believed that we or the applicable guarantor would incur, debts beyond our or the applicable guarantor’s ability to pay as they matured or became due;

then, such court might:

•	subordinate the notes or dj Orthopedics’ and dj Development’s guarantee of the notes to our or dj Orthopedics’ and dj Development’s presently existing or future indebtedness;

•	void the issuance of the notes (in our case) or the guarantees; or

•	take other actions detrimental to holders of the notes.

      The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction being applied. Generally, an entity will be insolvent if:

•	the fair salable value of its assets were less than the amount required to pay its total existing debts and liabilities (including contingent liabilities) as they become absolute or mature; or

•	the sum of its debts (including contingent liabilities) were greater than its assets, at fair valuation.

      We cannot predict:

•	what standard a court would apply in order to determine whether we or the applicable guarantor were insolvent as of the date we or the applicable guarantor issued the old notes or the guarantee, or that regardless of the method of valuation a court would determine that we or the applicable guarantor were insolvent on that date; or

•	whether a court would not determine that the payments constituted fraudulent transfers on another ground.

      In rendering their opinions in connection with the June 1999 recapitalization transactions, our counsel and counsel to the initial purchaser of the old notes did not express any opinion as to the applicability of federal bankruptcy or state fraudulent transfer and conveyance laws.

      To the extent a court voids a guarantee as a fraudulent conveyance or holds it unenforceable for any other reason, holders of the notes would cease to have any claim in respect of the guarantor and would be creditors solely of us.

      Based upon financial and other information available to us, we believe that we issued the old notes and the guarantors issued the guarantees for proper purposes and in good faith and that at the time we and the guarantors were not insolvent or rendered insolvent thereby, had sufficient capital to run our businesses, and were able to pay our debts as they mature or become due. In reaching these conclusions, we relied on various valuations and estimates of future cash flow that necessarily involve a number of assumptions and choices of methodology. However, a court may not adopt the assumptions and methodologies we have chosen or concur with our conclusion as to our solvency.

      Additionally, under federal bankruptcy or applicable state insolvency law, if certain bankruptcy or insolvency proceedings were initiated by or against us or dj Orthopedics or dj Development within 90 days after any payment by us with respect to the notes or by dj Orthopedics and dj Development under their guarantees of the notes, or if we or dj Orthopedics or dj Development anticipated becoming insolvent at the time of such payment, all or a portion of such payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

      In the event there are any subsidiary guarantors in the future, the foregoing would apply to their guarantees.

Risks Related to Our Business

We have not yet fully implemented our performance improvement plan and may be unable to achieve the future operating efficiencies and results that we desire.

      We have recently made certain organizational changes beginning with the appointment of Jack Blair as the Chairman of our Board of Directors and Vickie Capps as Chief Financial Officer. We have also commenced the process of streamlining our organization and improving our cost structure by consolidating certain executive positions and corporate functions. In addition, we have engaged AlixPartners, LLC, a company specializing in corporate performance improvements, to expedite the development of a financial and operating performance improvement program. An objective of the performance improvement program is to reduce both costs of goods sold and operating expenses as a percentage of our net revenues in future periods, after the related costs of such program have been incurred. There can be no assurance the performance improvement program will be successful or achieve the desired goals. In addition, we have not yet determined the cost of the improvement program, the amounts of any related charges or what impact, if any, such program will have on our future financial performance. We anticipate that costs of the improvement program will be recognized beginning in the third quarter of 2002. Depending on the magnitude of such costs, we may be required to obtain waivers for noncompliance with, or amendments of, certain financial covenants included in our bank credit facility. There can be no assurance that the lenders under our bank credit facility will grant any such waivers, or enter into any such amendments.

If we cannot successfully implement our business strategy, our business, results of operations and potential for growth will be adversely effected.

      Our ability to achieve our business objectives is subject to a variety of factors, many of which are beyond our control. For example, our business strategy contemplates that existing customers for some of our current products will buy new products from us in the future and that we can sell our products to more orthopedic sports medicine professionals than we do now. Similarly, we believe our revenues will increase with the aging of the general population and as individuals engage in increasingly active lifestyles. Our business strategy further contemplates a growth in international sales through the development of direct distribution capabilities in a number of foreign jurisdictions. If our assumptions regarding these trends prove to be incorrect, we may not be successful in implementing our strategy. In addition, the implementation of our strategy may not improve our operating results. We may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies due to business or competitive factors or factors not currently foreseen, such as the introduction of new products by our competitors and new medical technologies that would make our products obsolete. Any failure to successfully implement our business strategy may adversely affect our business, results of operations and potential for growth.

We have limited experience in designing, manufacturing and marketing products for the repair and regeneration segments of the orthopedic sports medicine market and our failure to achieve expected sales of these products and the failure of our products for these segments to achieve acceptance by orthopedic sports medicine surgeons would adversely affect our ability to enter these new markets and grow our business.

      Historically, our principal focus has been the market for orthopedic rehabilitation products. Prior to commencing sales of our surgical products in March 2001, we had limited experience in the market for orthopedic repair products. We have never sold any products for the regeneration segment of the orthopedic sports medicine market, although we are currently undergoing FDA review of the OrthoPulseTM bone growth stimulator for which we will have exclusive North American distribution rights. We have experienced continuing delays in obtaining FDA approval for the OrthoPulseTM bone growth stimulator product. On July 1, 2002, notification was received from the FDA that the premarket approval application (PMA) for the OrthoPulseTM bone growth stimulator was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. At this point, we do not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on our ability to sell OrthoPulseTM in the United States in the future. In addition, we are undergoing the regulatory process to obtain 510(k) clearance from the FDA to market our knee replacement system in the United States. There can be no assurance that we will be able to obtain regulatory approval for our knee replacement system in the United States.

      We cannot assure you that our existing surgical products or, if a final FDA decision is obtained, the OrthoPulseTM bone growth stimulator or any additional repair or regeneration products that we may introduce in the future will achieve wide acceptance by orthopedic sports medicine surgeons. In addition, the repair and regeneration segments of the orthopedic sports medicine market may have different competitive characteristics from those we have experienced in the market for our rehabilitation products. If our repair and regeneration products do not receive market acceptance by orthopedic sports medicine surgeons, our ability to successfully grow our business will be materially and adversely affected. In addition, our quarterly operating results could be adversely affected if we are not able to introduce new products for these markets in a timely manner due to delays in receiving FDA approval or otherwise.

If we are not able to develop or license and market new products or product enhancements we will not remain competitive.

      Our future success and the ability to grow our revenues and earnings require the continued development or licensing of new products and the enhancement of our existing products. We may not be able to:

•	continue to develop successful new products and enhance existing products;

•	obtain required regulatory clearances and approvals for such products;

•	market such products in a commercially viable manner; or

•	gain market acceptance for such products.

      Our failure to develop or license and market new products and product enhancements could have a material adverse effect on our business, financial condition and results of operations. In addition, if any of our new or enhanced products contain undetected errors or design defects, especially when first introduced, our ability to market these products could be substantially delayed, resulting in lost revenue, potential damage to our reputation and/or delays in obtaining acceptance of the product by orthopedic sports medicine surgeons and other professionals. In this connection, certain recently discovered design problems, which we are currently addressing, in instruments shipped from suppliers and used in our primary Alaron product have delayed the release of the Alaron product line across our full distribution network.

      Our competitors may develop new medical procedures, technologies or products that are more effective than ours or that would render our technology or products obsolete or uncompetitive, which could have a material adverse effect on us. For example, the development and use of joint lubricants to treat osteoarthritis in the knee may prove to be an effective alternative to the use of our osteoarthritic braces. Additionally, we expect the development of surgical products to be more costly and entail greater development time than we have experienced with rehabilitation products, such as knee braces, and soft goods.

Our transition to direct distribution of our products in selected foreign countries could adversely affect our revenues and income in these countries.

      Our strategy to selectively replace our third-party international distributors with wholly or partially owned distributorships may adversely affect our revenue and net income in those countries. Prior to January 1, 2002, we sold products in Germany, our largest foreign market, the United Kingdom and Austria, which together aggregated $7.2 million of revenue in 2001, or 40% of our 2001 international sales and 4% of total sales, excluding freight revenue, through an independent third-party distributor. We did not renew the distributor arrangement at the end of its then current term on December 31, 2001, and, accordingly, commencing January 1, 2002, began to directly distribute our products in these countries through wholly owned subsidiaries. During the fourth quarter of 2001, we did not record any sales to this distributor and, in addition, we were required to reverse an additional $0.9 million of prior sales to this distributor for inventory returned by the distributor upon termination of the contract in excess of our estimated return allowance. The terminated distributor also remains in those markets as an experienced competitor and we believe has taken actions designed to limit or undercut our ability to sell our products or otherwise restrict our ability to successfully operate in those countries. Such actions could include discounting sales of our products in those countries prior to December 31, 2001 and replacement products since January 1, 2002, the effect of which could make it harder for us to sell our products in those countries beginning January 1, 2002 for a period of time. Accordingly, our transition to direct distribution in Germany, the United Kingdom and Austria had a material adverse effect on our revenues and earnings in those countries during the fourth quarter of 2001 and the first two quarters of 2002 and is expected to continue to have an adverse effect on our revenues through the remainder of 2002. Similarly, sales to our Italian and French distributors have been adversely affected while we were negotiating the possible acquisition of those distributors. To the extent that we decide to replace our independent distributors in other countries, we may experience similar disruptions, as we did in Europe, to our business in those countries. Moreover, we have no experience in managing a large international operation and the creation of direct distribution capabilities in Germany, the United Kingdom, Austria, Canada and other selected foreign countries will require changes in our organization and the implementation of additional financial and operational controls. We cannot assure you that we will be able to successfully implement these organizational changes and controls.

We rely heavily on our relationships with orthopedic professionals, agents and distributors for marketing our products and our failure to maintain these relationships would adversely effect our business and operating results.

      The sales of our rigid knee braces and our line of surgical products depend to a significant extent on the prescription and/or recommendation of such products by orthopedic sports medicine surgeons and other sports medicine professionals. Sales of our rigid knee braces represented approximately 39% and 40% of our net revenues and approximately 49% and 51% of our gross profit in 2001 and for the six months ended June 29, 2002, respectively, excluding freight revenue and other cost of goods sold not allocable to segments. We have developed and maintained close relationships with a number of widely recognized orthopedic sports medicine surgeons and sports medicine specialists who assist in product research, development and marketing. These professionals often become product champions, speaking about our products at medical seminars, assisting in the training of other professionals in the use and/or fitting of our products and providing us with feedback on the industry’s acceptance of our new products. The failure of our existing rigid knee braces and surgical products to retain the support of those surgeons and specialists, or the failure of our new rigid knee braces, and new surgical products to secure and retain similar support from leading surgeons and specialists, could have a material adverse effect on our business, financial condition and results of operations.

      Our marketing success also depends largely upon marketing arrangements with independent agents and distributors. Our success depends upon our agents’ and distributors’ sales and service expertise and their relationships with the customers in the marketplace. Our failure to maintain relationships with agents and distributors could have a material adverse effect on our business, financial condition and results of operations.

If the technology license and distribution agreements relating to some of our key products, including our new surgical products, were terminated, we would not be able to sell those products, which would adversely affect our business, results of operations and prospects for future growth.

      We have distribution rights to certain of our products that are manufactured by others and hold licenses from third parties to utilize selected patents, patents pending and technology utilized in the design of some of our existing products and products under development, including the DonJoy VistaTM Rehabilitation System, the PainBuster® Pain Management System, our knee replacement system, and our ACL surgical screws. The revenues from these distribution agreements and licenses represented less than 7% and 8%, respectively, of our net revenues for the year ended December 31, 2001 and the six months ended June 29, 2002. We also license OrthoPulseTM, which is currently undergoing the FDA premarket approval application (PMA) review process. On July 1, 2002, notification was received from the FDA that the PMA for the OrthoPulseTM bone growth stimulator product was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. In addition, we are undergoing the regulatory process to obtain 510(k) clearance from the FDA to market our knee replacement system in the United States.

      If any of the distribution agreements were terminated or if we lost any of these licenses, we would not be able to manufacture and/or sell the related products, which could have an adverse effect on our future business, financial condition and results of operations. In particular, the loss of the licenses relating to our knee replacement system and ACL surgical screws would significantly limit our ability to grow our Alaron SurgicalTM division. Pending FDA approval, the loss of our license for OrthoPulseTM would significantly impair our ability to enter the regeneration market and to grow our revenues in this area in the future.

We intend to pursue, but may not be able to identify, finance or successfully complete strategic growth opportunities.

      One element of our growth strategy is to pursue acquisitions, such as our Orthotech and Alaron acquisitions in 2000 and 2001, respectively, as well as investments and strategic alliances, such as our 60% investment in our Australian distributor, that either expand or complement our business. We may not be able to identify acceptable opportunities, complete any additional acquisitions, investments or strategic alliances, or license products or technologies on favorable terms or in a timely manner. Acquisitions and, to a lesser extent, investments and strategic alliances involve a number of risks, several of which impacted our business in connection with our Orthotech acquisition, including:

•	the diversion of our management’s attention from our existing business while evaluating acquisitions, and thereafter while assimilating the operations and personnel of the new business;

•	adverse short-term effects on our operating results;

•	the inability to successfully and rapidly integrate the new businesses, personnel and products with our existing business, including financial reporting, management and information technology systems;

•	higher than anticipated costs of integration;

•	unforeseen operating difficulties and expenditures;

•	the need to manage a significantly larger business;

•	the lack of prior experience in new markets or countries we may enter;

•	loss of employees of an acquired business, including employees who may have been instrumental to the success or growth of that business; and

•	the use of a substantial amount of our available cash to consummate the acquisition.

      In addition, as was required in connection with the Orthotech acquisition, we may require additional debt or equity financing for future acquisitions, investments or strategic alliances. Such financing may not be available on favorable terms, if at all. We may not be able to successfully integrate or operate profitably any new business we acquire and we cannot assure you that any other investments we make, or strategic alliances we enter into, will be successful.

      Finally, in the event we decide to discontinue pursuit of a potential acquisition, we would be required to immediately expense all costs incurred in pursuit of the possible acquisition which would have an adverse effect on our results of operations in the period in which the expense is recognized. In the first six months of 2002, we discontinued pursuit of a potential acquisition. Costs incurred related to this terminated acquisition were expensed in the amount of $0.2 million.

Our international sales may be adversely affected by foreign currency exchange fluctuations and other risks.

      In March 2001, we began selling products through our Australian subsidiary in Australian dollars. Commencing January 1, 2002, we began selling products through our subsidiaries in Germany and the United Kingdom in Euros and Pounds Sterling, respectively, and, commencing May 2002, we began selling products through our subsidiary in Canada in Canadian Dollars. International sales in the six months ended June 29, 2002 were favorably impacted by foreign currency exchange fluctuations with the weakening of the U.S. dollar against the Euro. In the six months ended June 30, 2001, the volume and product mix of international sales was indirectly adversely impacted by foreign currency exchange fluctuations as the strengthening of the U.S. dollar against the Euro effectively increased the cost of our products to our European third-party distributors. As we begin to further directly distribute our products in other selected foreign countries, we expect that future sales of our products in these markets will be denominated in the applicable foreign currencies which would cause currency fluctuations to more directly impact our operating results.

      We are also subject to other risks inherent in international operations including political and economic conditions, foreign regulatory requirements, exposure to different legal requirements and standards, potential difficulties in protecting intellectual property, import and export restrictions, increased costs of transportation or shipping, difficulties in staffing and managing international operations, labor disputes, difficulties in collecting accounts receivable and longer collection periods and potentially adverse tax consequences. As we continue to expand our international business, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks. If we are unable to do so, these and other factors may have a material adverse effect on our international operations or on our business, financial condition and results of operations.

We operate in a very competitive business environment.

      The orthopedic sports medicine market is highly competitive and fragmented. Our competitors include a few large, diversified general orthopedic products companies and numerous smaller niche companies. Some of our competitors are part of corporate groups that have significantly greater financial, marketing and other resources than we do. Accordingly, we may be at a competitive disadvantage with respect to these competitors. Our primary competitors in the rigid knee bracing product line include Bledsoe Brace Systems (a division of Medical Technology, Inc.), Breg, Inc., Generation II USA, Inc., Innovation Sports Incorporated and Townsend Industries Inc. Our competitors in the soft goods products segment include DeRoyal Industries, Tecnol Orthopedics (a division of Encore Medical Corporation) and Zimmer Holdings, Inc. Our competitors in the surgical products market include Arthrex, Inc., Biomet, Inc., Johnson & Johnson, Linvatec (a division of Conmed), Smith & Nephew and Stryker, Inc. We compete with a variety of manufacturers of specialty and other complementary orthopedic products, depending on the type of product. In addition, in certain foreign countries, we compete with one or more local competitors such as Bauerfeind in Germany and FGP in Italy.

As competition in any of these markets becomes stronger, we may not realize profit margins at the same rate as today.

Our quarterly operating results are subject to substantial fluctuations and you should not rely on them as an indication of our future results.

      Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

•	demand for our products, which historically has been higher in the first and fourth quarters when scholastic sports and ski injuries are more frequent;

•	our ability to meet the demand for our products;

•	our transition to direct distribution of our products in foreign countries such as Germany, the United Kingdom and Canada;

•	our reliance on third-party insurance billing companies related to our OfficeCare® and Insurance programs;

•	the number, timing and significance of new products and product introductions and enhancements by us and our competitors, including delays in obtaining government review and clearance of medical devices;

•	our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

•	changes in pricing policies by us and our competitors and reimbursement rates by third-party payors, including government healthcare agencies;

•	changes in the treatment practices of orthopedic sports medicine surgeons and their allied healthcare professionals; and

•	the timing of significant orders and shipments.

      Accordingly, we believe that our quarterly sales and operating results may vary significantly in the future and that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indications of future performance. We cannot assure you that our sales will increase or be sustained in future periods or that we will be profitable in any future period.

Our results of operations and financial condition could be adversely affected if a product liability claim is brought against us and we do not have adequate insurance, particularly for our surgical products.

      The manufacturing and marketing of our products entails risks of product liability and from time to time we have been subject to product liability claims. In the future, we may be subject to additional product liability claims, which may have a negative impact on our business. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. In addition, as a result of a product liability claim, we may have to recall some of our products, which could result in significant costs to us. In August 2002, a surgical product manufactured by a third party was recalled due to product defects. We are currently working with this third-party manufacturer to resolve the product defect, but there is no assurance we will be able to do so. In addition, our entry into the surgical products market may increase our exposure to product liability claims in the future. In 2001, we introduced the Knee GuaranteeTM program, in relation to our Defiance® knee brace. The Knee GuaranteeTM program will, in specified instances, cover a patient’s insurance deductible up to $1,000, or give uninsured patients $1,000, towards surgery should an ACL re-injury occur while wearing the brace. As of June 29, 2002, claims under this program were minimal.

We rely on a supplier in China for a portion of our finished soft goods products, which makes us susceptible to supply shortages of these products.

      Some of our important suppliers are in China and other parts of Asia. We obtain approximately 8% of our total purchased materials from a supplier in China providing us predominately finished soft goods products. Political and economic instability and changes in government regulations in these areas could affect our ability to continue to receive materials from our suppliers there. The loss of our supplier in China or any other interruption or delay in the supply of our required materials or our inability to obtain these materials at acceptable prices and within a reasonable amount of time could impair our ability to meet scheduled product deliveries to our customers and could hurt our reputation and cause customers to cancel orders.

Our lack of manufacturing operations outside the United States may cause our products to be less competitive in international markets.

      We currently have no manufacturing operations in any foreign country other than Mexico. For our international sales to third-party distributors, the cost of transporting our products to foreign countries is currently borne by our third-party distributors who are also often required to pay foreign import duties on our products. As a result, the cost of our products to our third-party distributors is often greater than products manufactured in that country. In addition, foreign manufacturers of competitive products often receive various local tax concessions which lower their overall manufacturing costs. In order to compete successfully in international markets, we may be required to open or acquire manufacturing operations abroad, which would be costly to implement and would increase our exposure to the risks of doing business in foreign countries. We may not be able to successfully operate offshore manufacturing operations, which could have a material adverse effect on our international operations or on our business, financial condition and results of operations.

We may be adversely affected if we lose any member of our senior management.

      We are dependent on the continued services of our senior management team, including Leslie H. Cross, our President and Chief Executive Officer, Michael R. McBrayer, our Senior Vice President, Professional Relations and Business Development and other senior executives. Mr. Cross and Mr. McBrayer have substantial experience and expertise in our industry and have made significant contributions to our growth and success. Mr. Cross and Mr. McBrayer led our 1999 recapitalization and transition from ownership by Smith & Nephew to a stand-alone company. The loss of one or more of these key personnel could have a material adverse effect on us.

If a natural or man-made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales will decline.

      We have relied to date solely on our manufacturing facilities in Vista, California and Tijuana, Mexico. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. If one of our facilities were affected by a disaster, we would be forced to rely on third-party manufacturers or shift production to another manufacturing facility. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Risks Related to Government Regulation

Our failure to receive regulatory clearance or approval for our products or operations in the United States or abroad would adversely affect our revenues and potential for future growth.

      Our products and operations are subject to extensive regulation in the United States by the Food and Drug Administration. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution, exporting and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In particular, in order for us to market selected products for clinical use in the United States, we generally must first obtain clearance from the FDA, pursuant to Section 510(k) of the Federal Food, Drug and Cosmetic Act (FFDCA). Clearance under Section 510(k) requires demonstration that a new device is substantially equivalent to another legally marketed device. We are undergoing the regulatory process to obtain 510(k) clearance from the FDA to market our knee replacement system in the United States. Products that are not considered to be substantially equivalent to a legally marketed device must receive FDA approval pursuant to a PMA. All of our currently manufactured products hold the relevant exemption or premarket clearance under the FFDCA. However, the PMA submission for OrthoPulseTM, a bone growth stimulation product under development, is currently under review by the FDA. On July 1, 2002, notification was received from the FDA that the PMA for the OrthoPulseTM bone growth stimulator product was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. Without approval of the PMA by the FDA, marketing of the OrthoPulseTM product in the United States cannot proceed. Although we cannot distribute such inventory in the United States until FDA approval is obtained, we can distribute such inventory in certain other countries. At this point, we do not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on our ability to sell OrthoPulseTM in the United States in the future. Failure to obtain FDA clearance or approvals of OrthoPulseTM, our knee replacement system, or other new products we develop in the future, any limitations imposed by the FDA on new product development or use, or the costs of obtaining FDA clearance or approvals could have a material adverse effect on our business, financial condition and results of operations.

      In addition to clearance or approval requirements, our medical device products are subject to other rigorous FDA regulatory requirements, including the Quality System Regulation (QSR) recordkeeping regulations, labeling requirements and adverse event reporting regulations. Failure to comply with applicable FDA medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution. Any of these actions, in combination or alone, could have a material adverse effect on our business, financial condition, and results of operations.

      In many of the foreign countries in which we market our products, we are subject to regulations affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our devices and products in such countries are similar to those of the FDA, including those in Germany, our largest foreign market. In addition, in many countries the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. Failure to receive, or delays in the receipt of, relevant foreign qualifications could also have a material adverse effect on our business, financial condition, and results of operations. Due to the movement towards harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union wide single regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Changes in reimbursement policies for our products by third-party payors or reductions in reimbursement rates for our products could adversely affect our business and results of operations.

      The ability of orthopedic sports medicine surgeons and their allied healthcare professionals (or persons to whom they sell our products) to receive reimbursement for the cost of our products from private third-party payors and, to a lesser extent, Medicare, Medicaid and other governmental programs, is important to our business.

      Congress and certain state legislatures are considering reforms in the healthcare industry that may modify reimbursement practices, including controls on healthcare spending through limitations on the growth of Medicare and Medicaid spending. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect these proposals would have on our business. In addition to extensive existing government healthcare regulation, there are initiatives at the federal level such as competitive bidding demonstration projects in Texas and Florida and “inherent reasonableness” authority for which new regulations are expected that may permit payment reductions. The competitive bidding process results in selection of limited numbers of providers to offer products or services at a determined payment amount. If the demonstration projects are later applied nationally, this would reduce the number of suppliers providing items and services to Medicare beneficiaries and, in doing so, could reduce the amounts paid for such items and services. Once the implementing regulation is finalized, the “inherent reasonableness” authority would permit the Medicare program to adjust the amounts paid for items and services under otherwise prescribed payment methodologies. If the Medicare program finds the payment amount under such prescribed payment methodologies to be grossly excessive, this could result in significant reductions for items or services. The Medicare program also is preparing for modification to the current classification and criteria for fitting certain custom molded orthotics through a negotiated rulemaking process. However, at this time, it is not clear what effect such changes could have on our business.

      Many private health insurance plans tailor their coverage and reimbursement policies after Medicare policies. If enacted, Congressional or regulatory measures that reduce Medicare reimbursement rates could cause private health insurance plans to reduce their reimbursement rates for our products, which could have an adverse effect on our ability to sell our products or cause our orthopedic professional customers to use less expensive products introduced by us and our competitors.

      Failure by users of our products to obtain sufficient reimbursement from third-party payors for our products or adverse changes in governmental and private payors’ policies toward reimbursement for our products could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that third-party reimbursement for our products will continue to be available or at what rate such products will be reimbursed.

      Similar to our domestic business, our success in international markets also depends upon the eligibility of our products for reimbursement through government sponsored healthcare payment systems and third-party payors. Reimbursement practices vary significantly by country, with certain countries, most notably France, requiring products to undergo a lengthy regulatory review in order to be eligible for third-party reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold and these efforts are expected to continue. For example, in Germany, our largest foreign market, reimbursement by government sponsored healthcare payment systems for some categories of our products was decreased in 1997. Under the current formula, the German government reimburses 80% of the cost of the affected products and patients bear the remaining 20% of the cost. In Italy, our rigid knee bracing products and cold therapy systems, among others, are no longer eligible for reimbursement. In the United Kingdom, while reimbursement for our products through the National Health Service (NHS), is currently available, the cost of our products is not reimbursed by private health insurance plans and orthopedic professionals are being pressured by the NHS to reduce or eliminate the number of rigid knee braces prescribed for orthopedic patients. Any developments in our foreign markets that eliminate or reduce reimbursement rates for our products could have an adverse effect on our ability to sell our products or cause our orthopedic professional customers to use less expensive products, which could have a material adverse effect on our results of operations.

Healthcare reform, managed care and buying groups have put downward pressure on the prices of our products.

      Within the United States, healthcare reform and managed care are changing the dynamics of the healthcare industry in response to the need to control rising healthcare costs. As a result of healthcare reform, the U.S. healthcare industry has seen a rapid expansion of managed care organizations. The development of managed care programs in which the providers contract to provide comprehensive healthcare to a patient population at a fixed cost per person (referred to as capitation) has put pressure on, and is expected to continue to lead, healthcare providers to lower costs. The advent of managed care has also resulted in greater attention to the tradeoff between patient need and product cost, so-called demand matching, where patients are evaluated as to age, need for mobility and other parameters and are then matched with an orthopedic product that is cost effective in light of such evaluation. One result of demand matching has been, and is expected to continue to be, a shift toward lower priced products, and any such shift in our product mix to lower margin, off-the-shelf products could have an adverse impact on our operating results. For example, in our rigid knee bracing segment, we and many of our competitors are offering lower priced, off-the-shelf products in response to managed care customers.

      A further result of managed care and the related pressure on costs has been the advent of buying groups in the United States. Such buying groups enter into preferred supplier arrangements with one or more manufacturers of orthopedic or other medical products in return for price discounts. The extent to which such buying groups are able to obtain compliance by their members with such preferred supplier agreements varies considerably depending on the particular buying groups. In response to the organization of new buying groups, we have entered into national contracts with selected groups and believe that the high levels of product sales to such groups and the opportunity for increased market share have the potential to offset the financial impact of discounting. We believe that our ability to maintain our existing arrangements will be important to our future success and the growth of our revenues. In addition, we may not be able to obtain new preferred supplier commitments for major buying groups, in which case we could lose significant potential sales, to the extent these groups are able to command a high level of compliance by their members. On the other hand, if we receive preferred supplier commitments from particular groups which do not deliver high levels of compliance, we may not be able to offset the negative impact of lower per unit prices or lower margins with any increases in unit sales or in market share, which could have a material adverse effect on our business, financial condition and results of operations.

      In international markets, where the movement toward healthcare reform and the development of managed care are generally not as advanced as in the United States, we have experienced downward pressure on product pricing and other effects of healthcare reform similar to that which we have experienced in the United States. We expect healthcare reform and managed care to continue to develop in our primary international markets, which we expect will result in further downward pressure in product pricing. The timing and the effects on us of healthcare reform and the development of managed care in international markets cannot currently be predicted.

Proposed laws that would limit the types of orthopedic professionals who can fit, sell or seek reimbursement for our products could, if adopted, adversely affect our business and results of operations.

      Congress and state legislatures have from time to time, in response to pressure from certain orthopedic professionals, considered proposals which limit the types of orthopedic professionals who can fit and/or sell our products or who can seek reimbursement for our products. Currently, Arkansas, California, Florida, Texas, New Jersey, Illinois, Ohio, Mississippi, Oklahoma and Washington have adopted legislation which imposes certification or licensing requirements on the measuring, fitting and adjusting of certain orthotic devices. Some of these laws, such as Oklahoma’s and Florida’s, have exemptions, which appear to exempt manufacturers’ representatives. Others apply to the activities of these representatives. Other states may be considering such legislation. Such laws could limit our potential customers in those jurisdictions in which such legislation or regulations are enacted by limiting the measuring and fitting of these devices to licensed individuals. We may not be successful in opposing their adoption, and, therefore, such laws could have a material adverse effect on our business, financial condition and results of operations.

      We are subject to the Health Insurance Portability and Accountability Act of 1996 (HIPAA). Among other things, HIPAA calls for national standards to facilitate the electronic exchange of health information, to maintain the privacy of such information and the security of both the health information and the system that enables the exchange of the information. To date, the U.S. Department of Health and Human Services (HHS) has promulgated two HIPAA regulations. The first regulation creates uniform standards for electronic healthcare transactions and for code sets to be used in these transactions, with a compliance deadline of October 6, 2003 for most covered entities that file a request for extension. The second regulation concerns the privacy of patient health information, which has a compliance deadline of April 14, 2003 for most covered entities. HHS has proposed additional rules regarding the security of health information, but has not yet issued those rules in final form. If we were to violate current or future HIPAA regulations, we could be liable for civil damages as well as criminal penalties and/or fines. Moreover, compliance with HIPAA may be very costly, which could negatively affect our profitability.

We may need to change our business practices to comply with healthcare fraud and abuse regulations.

      We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs and TRICARE. We have not been challenged by a governmental authority under any of these laws and believe that our operations are in compliance with such laws. However, because of the far-reaching nature of these laws, we may be required to alter one or more of our practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that a fraud and abuse law or regulation has been violated. Any violations of these laws or regulations could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

      We could become subject to false claims litigation under federal statutes, which can lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. These false claims statutes include the federal False Claims Act, which allows any person to bring actions on behalf of the government alleging false or fraudulent Medicare or Medicaid claims or other violations of the Act and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as “qui tam” actions, have increased significantly in recent years and have increased the risk that a healthcare company will have to defend a false claim action, pay fines or be excluded from the Medicare program, Medicaid programs or other federal and state healthcare programs as a result of an investigation arising out of such action. We cannot assure you that we will not become subject to such litigation or, if we are not successful in defending against such actions, that such actions will not have a material adverse effect on our business, financial condition and results of operations. See “Business — Fraud and Abuse.”

Denied claims from government agencies could reduce our revenue or profits.

      Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment review and other audits of claims, and are under increasing pressure to scrutinize more closely healthcare claims. We cannot assure you that such reviews and/or similar audits of our claims will not result in material recoupments or denials, which could have a material adverse effect on our business, results of operations or financial condition.

Risks Related to our Intellectual Property

We rely on intellectual property to develop and manufacture our products and our business could be adversely affected if we lose our intellectual property rights.

      We hold U.S. and foreign patents relating to a number of our components and products and have patent applications pending with respect to other components and products. We also expect to apply for additional patents as we deem appropriate. We believe that several of our existing patents are, and will continue to be, extremely important to our success. These include the patents relating to our:

•	“Four Points of Leverage” system, the critical element in the design of all of our ligament braces;

•	Custom Contour Measuring System, which serves as an integral part of the measurement process for patients ordering our customized ligament and osteoarthritic braces;

•	series of hinges for our post-operative braces;

•	pneumatic pad design and production technologies which utilize air inflatable cushions that allow the patient to vary the location and degree of support provided by braces such as the Defiance® brace;

•	osteoarthritis bracing concepts;

•	ankle bracing, both rigid and soft; and

•	rigid shoulder bracing.

      However, we cannot assure you that:

•	our existing or future patents, if any, will afford us adequate protection;

•	our patent applications will result in issued patents; or

•	our patents will not be circumvented or invalidated.

      The patent for our “Four Points of Leverage” system is registered only in the United States and expires in January 2005. Products using the “Four Points of Leverage” system represented approximately 26% and 25%, respectively, of our net revenues, excluding freight revenue, in 2001 and the six months ended June 29, 2002. The expiration of this patent could have a material adverse effect on our business, financial condition and results of operations.

      The osteoarthritis bracing concept patents represented approximately 5% and 6%, respectively, of our net revenues, excluding freight revenue, in 2001 and the six months ended June 29, 2002. These patents are currently involved in a patent infringement lawsuit. See “— Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.” The loss of such patents could have a material adverse effect on our business, financial condition and results of operations.

      Our success also depends on non-patented proprietary know-how, trade secrets, processes and other proprietary information. We employ various methods to protect our proprietary information, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information. However, these methods may not provide us with adequate protection. Our proprietary information may become known to, or be independently developed by, competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

      The orthopedic products industry has experienced extensive litigation regarding patents and other intellectual property rights. We or our products may become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office (USPTO) or the foreign equivalents thereto to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings or the foreign equivalents thereto and related legal and administrative proceedings are both costly and time-consuming. An adverse determination in litigation or interference proceedings to which we may become a party could:

•	subject us to significant liabilities to third parties;

•	require disputed rights to be licensed from a third-party for royalties that may be substantial; or

•	require us to cease using such technology.

      Any one of these outcomes could have a material adverse effect on us. Furthermore, we may not be able to obtain necessary licenses on satisfactory terms, if at all. Accordingly, adverse determinations in a judicial or administrative proceeding or our failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, financial condition and results of operations. Moreover, even if we are successful in such litigation, the expense of defending such claims could have a material adverse effect on our business, financial condition and results of operations.

      On June 7, 2002, a patent infringement action was filed against us and our former parent, Smith & Nephew, by Generation II Orthotics Inc. and Generation II USA Inc. The suit alleges that we and Smith & Nephew willfully infringed, and are infringing, certain osteoarthritis bracing concept patents by manufacturing, using and selling certain orthopedic knee braces for the treatment of unicompartmental osteoarthritis. The lawsuit seeks unspecified monetary damages and an injunction to prevent us from infringing the patents and from selling the relevant knee braces. We believe the claims are without merit and intend to defend the action vigorously. We have filed an answer and counterclaims seeking to invalidate the patents. Pursuant to a prior contractual obligation, we have agreed to indemnify and defend Smith & Nephew in this matter. There can be no assurance that we will be successful in this litigation. See “— We rely on intellectual property to develop and manufacture our products and our business could be adversely affected if we lose our intellectual property rights.”

      In addition, we have from time to time needed to, and may in the future need to, litigate to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. Such prosecution of our intellectual property rights could involve counterclaims against us. Any future litigation or interference proceedings will result in substantial expense to us and significant diversion of effort by our technical and management personnel.

Risks Related to the Ownership of our Parent, dj Orthopedics, Inc.

Our parent has a single stockholder who can substantially influence the outcome of all matters voted upon by its stockholders and the interests of that stockholder may not be aligned with yours.

      JPMDJ Partners beneficially owns approximately 45.7% of the outstanding common stock of dj Orthopedics. As a result, JPMDJ Partners is able to substantially influence all matters requiring the approval of dj Orthopedics’ stockholders, including the election of directors and the approval of significant corporate transactions, such as acquisitions, and to block an unsolicited tender offer and any other matter requiring a supermajority vote of its stockholders. This concentration of ownership could delay, defer or prevent a change in control of dj Orthopedics or impede a merger, consolidation, takeover or other business combination which a stockholder may otherwise view favorably.

      The managing member of JPMDJ Partners is J.P. Morgan Fairfield Partners, LLC (formerly Fairfield Chase Medical Partners, LLC), which is controlled by Charles T. Orsatti, a current director and our former chairman of the board of directors. Accordingly, JPMDJ Partners and JPM Fairfield Partners, which as the managing member initially controls JPMDJ Partners, and their members have the power, subject to certain exceptions, to control dj Orthopedics and its subsidiaries. The interests of JPMDJ Partners, JPM Fairfield Partners and their members may not in all cases be aligned with yours.

Risks Related to the Trading Market for the Notes

You cannot be sure that an active trading market will develop for the notes.

      We do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We have been advised by J.P. Morgan Securities, Inc. (JPMSI) that as of the date of this prospectus JPMSI intends to make a market in the notes. JPMSI is not obligated to do so, however, and any market-making activities with respect to the notes may be discontinued at any time without notice. In addition, this market-making activity will be subject to limits imposed by the Securities Act and the Exchange Act. Because JPMSI is our affiliate, JPMSI is required to deliver a current market-making prospectus and otherwise comply with the registration requirements of the Securities Act in any secondary market sale of the notes. Accordingly, the ability of JPMSI to make a market in the notes may, in part, depend on our ability to maintain a current market-making prospectus.

      The liquidity of the trading market in the notes, and the market price quoted for the notes may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the notes.

Other Risks

We are exposed to various legal proceedings.

      Several class action complaints were filed in the United States District Courts for the Southern District of New York and for the Southern District of California on behalf of purchasers of dj Orthopedics’ common stock alleging violations of the federal securities laws in connection with dj Orthopedics’ November 15, 2001 initial public offering. dj Orthopedics is named as a defendant along with Leslie H. Cross, our President and Chief Executive Officer, Cyril Talbot III, our former Senior Vice President, Finance, Chief Financial Officer, and Secretary, Charles T. Orsatti, former Chairman of our Board of Directors, and the underwriters of our initial public offering. The complaints sought unspecified damages and alleged that defendants violated Sections 11, 12, and 15 of the Securities Act of 1933 by, among other things, misrepresenting and/or failing to disclose material facts in connection with our registration statement and prospectus for the initial public offering. On February 25, 2002, plaintiffs agreed to dismiss the New York actions without prejudice. On February 28, 2002, a federal district court judge consolidated the Southern District of California actions into a single action, In re DJ Orthopedics, Inc. Securities Litigation, Case No. 01-CV-2238-K (LSP) (S.D. Cal.), and appointed Oracle Partners, L.P. as lead plaintiff. On May 3, 2002, the lead plaintiff filed its consolidated amended complaint, which alleges the same causes of action and adds our outside directors Mitchell J. Blutt, M.D., Kirby L. Cramer, and Damion E. Wicker, M.D. as defendants. On June 17, 2002, we and the other defendants filed a motion to dismiss the Consolidated Complaint. On August 6, 2002, the Court granted in part and denied in part the motion to dismiss. The Court dismissed several categories of the misstatements and omissions alleged by plaintiffs. The remaining allegation pertains to a purported failure to disclose material intra-quarterly sales data in the registration statement and prospectus. We believe the claims are without merit and intend to defend the action vigorously. However, there can be no assurance that we will succeed in defending or settling this action. Additionally, we cannot assure you that the action will not have a material adverse effect on our business, financial condition and results of operations.

      On February 13, 2002, we filed a complaint in the United States District Court, Southern District of California, Case No. 02-CV-0279-K (LAB) against medi Bayreuth and medi UK, Ltd, our former distributors in Germany and the United Kingdom, respectively, alleging breach of contract, unfair competition and patent infringement resulting from the termination of our distributorship arrangements with them. On April 19, 2002, the defendants filed their answer and counterclaims seeking a net recovery from us of approximately $1.4 million for the repurchase of inventory. The lawsuit presently is in the discovery phase. We intend to vigorously prosecute this litigation and to vigorously defend against the counterclaims brought by these entities. We cannot assure you that we will be successful in this litigation.

      On June 7, 2002, a patent infringement action was filed against us and our former parent, Smith & Nephew, in the United States District Court, Eastern District of Texas, Case No. 2:02CV-123-TJW by Generation II Orthotics Inc. and Generation II USA Inc. The suit alleges that we and Smith & Nephew willfully infringed, and are infringing, U.S. Patent No. 5,302,169 and U.S. Patent No. 5,400,806 by manufacturing, using and selling certain orthopedic knee braces for the treatment of unicompartmental osteoarthritis. The lawsuit seeks unspecified monetary damages and an injunction to prevent us from infringing the patents and from selling the relevant knee braces. We believe the claims are without merit and intend to defend the action vigorously. We have filed an answer and counterclaims seeking to invalidate the patents. Pursuant to a prior contractual obligation, we have agreed to indemnify and defend Smith & Nephew in this matter. We cannot assure you that we will be successful in this litigation.

FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 including, in particular, statements that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, our competitive position and the effects of competition, the projected growth of the markets in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these statements by forward-looking words such as anticipate, believe, could, estimate, expect, intend, may, should, will, plan, intend, would and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, the forward-looking statements we make in this prospectus. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements we make in this prospectus are discussed under “Risk Factors” and elsewhere in this prospectus.

      All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus.

INDUSTRY DATA

      Information contained in this prospectus concerning the orthopedic products industry, including the orthopedic sports medicine market, our general expectations concerning that industry and market, the historic growth rate of the orthopedic sports medicine market, and our market position and market share within the orthopedic sports medicine market and with respect to certain product lines in that market, both domestically and internationally, are based on estimates that we prepared using data from various sources (primarily Frost & Sullivan, an international market consulting firm, and Knowledge Enterprises, Inc., a market research consulting firm focusing on the orthopedic industry, as well as data from our internal research) and on assumptions made by us, based on that data and other similar reliable sources and our knowledge of the orthopedic products industry and its segments, which we believe to be reasonable. We believe data regarding the orthopedic products industry and the orthopedic sports medicine market and our market position and market share within that market and with respect to certain of the product lines in that market is inherently imprecise, but is generally indicative of their size and our market position and market share within that industry or its segments. Our estimates, in particular as they relate to our general expectations concerning the orthopedic products industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

      The information in this prospectus relating to our estimated U.S. market share and market position for certain of our core rehabilitation products comes from a Frost & Sullivan study commissioned by us and Frost & Sullivan has consented to our use of that information in this prospectus. This study is not otherwise available to the investing public. The data that we have relied upon regarding 2000 global sales in the orthopedic products market, the last year for which data is available, was contained in a general industry report prepared by Knowledge Enterprises, Inc. We did not commission Knowledge Enterprises, Inc. to prepare the report, and it was not required to, and did not, consent to our use of this data in this prospectus.

USE OF PROCEEDS

      This prospectus is delivered in connection with the sale of the notes by JPMSI in market-making transactions. We will not receive any of the proceeds from these transactions.

CAPITALIZATION

      The following table sets forth the cash and capitalization of dj Orthopedics as of June 29, 2002. You should read this table in conjunction with the consolidated financial statements and notes to those financial statements appearing elsewhere in this prospectus.

At June 29,
2002

(Dollars in thousands)
Cash and cash equivalents	$23,312

Long-term debt, including current portion:
Bank credit facility:(1)
Term loans	$36,451
Senior subordinated notes(2)	73,926

Total long-term debt	110,377
Minority interest	205
Stockholders’ equity:
Preferred stock, $0.01 par value, 25,000,000 shares authorized; none issued and outstanding	—
Common stock, $0.01 par value, 100,000,000 shares authorized; 17,855,566 shares issued and outstanding	179
Additional paid-in capital	65,347
Less: Notes receivable from officers	(2,185)
Accumulated other comprehensive income	480
Retained earnings	48,202

Total stockholder’s equity	112,023

Total capitalization	$222,605

(1)	For a description of the senior bank credit facility, see “Description of Bank Credit Facility.”

(2)	Net of unamortized debt discount of approximately $1.1 million at June 29, 2002.

      The foregoing table excludes all shares of common stock issuable upon exercise of options outstanding under dj Orthopedics’ stock incentive plans, shares of common stock reserved for future grant under dj Orthopedics’ employee stock incentive plans and rights to purchase shares of common stock of dj Orthopedics at an exercise price equal to their fair market value at the time of exercise. As of June 29, 2002, there were approximately 2 million shares of common stock issuable upon exercise of options outstanding at exercise prices ranging from $9.25 to $17.00 per share, with a weighted average exercise price of $9.68 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table presents selected historical consolidated financial data of dj Orthopedics, the successor to DonJoy, its subsidiaries and predecessors. dj Orthopedics and dj Development, a wholly owned subsidiary of dj Ortho, guarantee dj Ortho’s bank borrowings and the notes. dj Capital was formed solely to act as a co-issuer (and as a joint and several obligor) with dj Ortho with respect to the notes. dj Capital does not hold any assets or other properties or conduct any business. No separate financial information for dj Capital has been provided herein because management believes such information would not be material given dj Capital’s lack of assets and activities. Condensed consolidating financial statements showing separate information for dj Orthopedics, dj Ortho, dj Development and our non-guarantor subsidiaries in the aggregate have been provided within the footnotes to the financial statements included herein for the quarter ended June 29, 2002. Since dj Development was not established until the second quarter of 2002 and the non-guarantor foreign subsidiaries were previously minor, a supplemental condensed consolidating balance sheet as of December 31, 2001 and condensed consolidating statements of operations for the six months ended June 30, 2001 and the statement of cash flows for the six months ended June 30, 2001 have not been presented in this prospectus. The selected historical consolidated financial data at December 31, 1999, 2000 and 2001 and for the three years ended December 31, 2001 come from dj Orthopedics’ audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data at December 31, 1997, 1998 and 1999, and for the two years ended December 31, 1998 are derived from DonJoy’s audited consolidated financial statements which are not included in this prospectus. The selected historical financial data at June 29, 2002 and for the six months ended June 29, 2002 and June 30, 2001 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments and the adjustments discussed in notes 3 and 5 of the notes to our unaudited condensed consolidated financial statements, necessary to present fairly the data for such periods. The results of operations for interim periods are not necessarily indicative of operating results for the full year. The consolidated financial data set forth below should be read in conjunction with the historical consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus.

						Six Months Ended
	Years Ended December 31,
						June 30,	June 29,
	1997	1998	1999	2000	2001	2001	2002

	(In thousands except per share data)
Statement of operations data:
Net revenues	$94,855	$103,643	$116,418	$143,586	$169,170	$83,283	$90,148
Costs of goods sold(a)	39,393	46,466	51,744	60,178	71,888	34,680	39,507

Gross profit	55,462	57,177	64,674	83,408	97,282	48,603	50,641
Operating expenses(a):
Sales and marketing(b)	24,629	27,633	28,902	38,653	48,339	23,514	32,822
General and administrative	15,802	16,484	16,755	19,761	24,165	12,064	13,874
Research and development	2,055	2,248	2,115	2,465	2,189	1,300	1,227
Impairment of long-lived assets(c)	—	—	—	—	—	—	1,918
Restructuring costs(d)	—	2,467	—	—	—	—	—
Merger and integration costs(e)	—	—	—	400	—	—	—

Total operating expenses	42,486	48,832	47,772	61,279	74,693	36,878	49,841

Income from operations	12,976	8,345	16,902	22,129	22,589	11,725	800
Interest expense and other, net	(2,072)	—	(7,387)	(16,970)	(17,388)	(9,163)	(6,125)

Income (loss) before income taxes	10,904	8,345	9,515	5,159	5,201	2,562	(5,325)
Benefit (provision) for income taxes(f)	(4,367)	(3,394)	(2,387)	—	(79)	—	1,916
Deferred tax benefit	—	—	—	—	54,169	—	—

Income (loss) before extraordinary items	6,537	4,951	7,128	5,159	59,291	2,562	(3,409)
Extraordinary items, net of tax(g)	—	—	—	—	(2,801)	—	—

Net income (loss)	$6,537	$4,951	$7,128	$5,159	$56,490	$2,562	$(3,409)
Less: Preferred unit dividends and accretion of preferred unit fees	N/A	N/A	(2,343)	(5,415)	(5,667)	(3,106)	—
Net income (loss) available to common stockholders	N/A	N/A	$4,785	$(256)	$50,823	$(544)	$(3,409)

Income (loss) per share before extraordinary items (less preferred unit dividends and accretion of preferred unit fees):
Basic	N/A	N/A	N/A	N/A	$5.06	N/A	$(0.19)

Diluted	N/A	N/A	N/A	N/A	$4.94	N/A	$(0.19)

Net income (loss) per share available to common stockholders:
Basic	N/A	N/A	N/A	N/A	$4.80	N/A	$(0.19)

Diluted	N/A	N/A	N/A	N/A	$4.68	N/A	$(0.19)

Weighted average shares outstanding used to calculate per share information:
Basic	N/A	N/A	N/A	N/A	10,593	N/A	17,856

Diluted	N/A	N/A	N/A	N/A	10,858	N/A	17,856

											Six Months Ended
	Years Ended December 31,
											June 30,		June 29,
	1997		1998		1999		2000		2001		2001		2002

	(Dollars in thousands)
Other Data:
EBITDA(h)	$17,779		$15,665		$21,854		$28,894		$32,033		$16,363		$4,429
Adjusted EBITDA(i)	22,090		21,957		25,082		29,162		32,033		16,363		12,560
Depreciation and amortization	4,803		4,853		4,952		6,365		9,444		4,638		3,629
Capital expenditures and acquired intangibles	2,273		4,149		4,706		7,722		7,104		4,231		5,126
Ratio of earnings to fixed charges(j)	4.83	x	8.84	x	2.12	x	1.29	x	1.27	x	1.26	x	0.22	x
Cash flow provided by (used in):
Operating activities	$11,076		$3,748		$16,065		$1,229		$(4,066)		$1,182		$2,700
Investing activities	(2,322)		(4,049)		(4,776)		(57,015)		(8,109)		(4,901)		(4,840)
Financing activities	(8,401)		200		(6,171)		53,965		33,993		3,726		(952)
Balance sheet data (at end of period):
Cash and cash equivalents	$910		$809		$5,927		$4,106		$25,814		$3,980		$23,312
Working capital	9,749		15,625		27,413		38,695		83,896		45,470		78,260
Total assets	71,288		77,056		89,416		155,672		247,922		161,388		242,176
Long-term obligations	—		—		113,305		157,222		110,934		151,686		110,377
Redeemable preferred units of DonJoy, L.L.C.	—		—		32,539		41,660		—		44,895		—
Obligations to Smith & Nephew (including current portion)	45,027		45,227		—		—		—		—		—
Total equity (deficit)	$7,881		$12,832		$(70,429)		$(63,625)		$115,240		$(54,947)		$112,023

N/A	Not applicable.

(a)	Amounts in 1999 and prior years include various charges and overhead allocations from Smith & Nephew. See note (i) below. The six months ended June 29, 2002 included a $1.3 million charge related to reserves for excess inventories (see note 3 of the notes to our unaudited condensed consolidated financial statements).

(b)	Six months ended June 29, 2002 includes an increase of $4.4 million in our estimated reserves for contractual allowances and bad debt related to our OfficeCare® and Insurance programs (see note 3 of the notes to our unaudited condensed consolidated financial statements).

(c)	Six months ended June 29, 2002 includes $1.9 million in charges related to impairment of certain of our long-lived assets (See note 5 of the notes to our unaudited condensed consolidated financial statements).

(d)	We recorded restructuring costs in 1998 relating to the consolidation of our operations at our Vista, California facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Manufacturing Initiatives.”

(e)	We recorded merger and integration costs in 2000 associated with the consolidation of the Orthotech operations into our existing facilities including merger and integration and information systems consulting.

(f)	Because DonJoy, L.L.C. operated as a limited liability company from the date of its recapitalization in June 1999 through November 20, 2001, the date the reorganization was consummated, in accordance with federal, state and local income tax regulations which provide that no income taxes are levied on U.S. limited liability companies and each member of DonJoy, L.L.C. was individually responsible for reporting the member’s share of our net income or loss, we have not provided for income taxes in our historical consolidated financial statements. We have recorded a tax benefit (provision) at an effective tax rate of 40% on our income before income taxes for the period from November 20, 2001, the date of our reorganization, to December 31, 2001 and at an effective tax rate of 36% on our loss before income taxes for the six months ended June 29, 2002.

(g)	We incurred an extraordinary charge, net of a $1.9 million tax benefit, of approximately $2.8 million for the write-off of unamortized deferred debt issuance costs, debt discount and a prepayment premium as a result of the redemption of a portion of the notes.

(h)	EBITDA is defined as income from operations plus restructuring costs, merger and integration costs and depreciation and amortization. Discontinued acquisition costs are excluded from income from operations since the charge is not considered a direct cost of operating the business. EBITDA is not a measure of performance under accounting principles generally accepted in the United States. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. However, management has included EBITDA because it may be used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a company’s ability to service debt. Our definition of EBITDA differs from the definition of EBITDA under our bank credit facility in that our definition of EBITDA excludes discontinued acquisition costs. Under both the bank credit facility definition of EBITDA and our definition of EBITDA, we were in compliance with all debt covenants under the bank credit facility at June 29, 2002. Our definition of EBITDA may not be comparable to that of other companies.

(i)	Adjusted EBITDA represents EBITDA, as defined above, adjusted to eliminate amounts permitted under the bank credit facility and those direct charges from Smith & Nephew as well as those allocations of Smith & Nephew’s overhead and other expenses that we have not incurred on a stand-alone basis. These amounts were charged or allocated to us on the basis of direct usage where identifiable, with the remainder allocated to us on the basis of its annual sales or the capital employed by Smith & Nephew in our business. See note 5 of the notes to our consolidated financial statements. These charges and allocations include:

(1) charges for brand royalties that we paid to Smith & Nephew for use of the Smith & Nephew trademarks and trade names which amounts are no longer paid following the recapitalization since we no longer have the right to use Smith & Nephew trademarks and trade names;

(2) foreign sales corporation commissions that we paid on sales to foreign sales corporations established by Smith & Nephew for tax planning purposes which amounts are no longer paid following the recapitalization;

(3) Smith & Nephew overhead allocations for corporate managed accounts and new business expense and corporate management expense which were not incurred or replaced following consummation of the recapitalization;

(4) Smith & Nephew overhead allocations for research and development and for amounts charged by Smith & Nephew for services provided to us for finance (risk management, treasury, audit and taxes), human resources and payroll and legal services;

(5) the incremental adjustment to the carrying value of acquired inventories associated with the Orthotech acquisition to state them at fair market value;

(6) excluded adjustments in accordance with the bank credit facility;

(7) charges related to impairment of certain of our long-lived assets;

and adjusted to include the estimated costs we expected to incur to replace the services described in note (4) above previously provided by Smith & Nephew. On a stand-alone basis, we have replaced these services provided by Smith & Nephew following the recapitalization and we have incurred additional expenses associated with external auditing and periodic filings with the SEC.

						Six Months Ended
	Years Ended December 31,
						June 30,	June 29,
	1997	1998	1999	2000	2001	2001	2002

	(Dollars in thousands)
EBITDA data:
Income from operations	$12,976	$8,345	$16,902	$22,129	$22,589	$11,725	$800
Restructuring costs	—	2,467	—	—	—	—	—
Merger and integration costs	—	—	—	400	—	—	—
Depreciation and amortization	4,803	4,853	4,952	6,365	9,444	4,638	3,629

EBITDA (as defined)	17,779	15,665	21,854	28,894	32,033	16,363	4,429
Brand royalties	1,605	3,249	1,817	—	—	—	—
Foreign sales corporation commissions	661	439	—	—	—	—	—
Amounts eliminated as set forth in note (3) above	1,652	1,726	979	—	—	—	—
Amounts eliminated as set forth in note (4) above	1,193	1,678	832	—	—	—	—
Estimated costs to replace Smith & Nephew services	(800)	(800)	(400)	—	—	—	—
Step-up in inventory	—	—	—	268	—	—	—
Excluded adjustments in accordance with the bank credit facility	—	—	—	—	—	—	6,213
Impairment of long-lived assets	—	—	—	—	—	—	1,918

Adjusted EBITDA	$22,090	$21,957	$25,082	$29,162	$32,033	$16,363	$12,560

Adjusted EBITDA does not reflect adjustments for Smith & Nephew allocations for bonus, pension and insurance or payroll taxes and benefits or charges for direct legal expenses incurred by Smith & Nephew on our behalf, which costs and expenses we believe we would have incurred in approximately the same amounts on a stand-alone basis, and are of a nature we have continued to incur following the recapitalization. Accordingly, no adjustments for these items have been made. For a more complete description of the corporate charges and allocations and the services performed by Smith & Nephew after the recapitalization, see note 5 of the notes to our consolidated financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Smith & Nephew Allocations and Sales” and “Related Party Transactions — Other Agreements with Smith & Nephew — Transition Services Agreement.”

(j)	Earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) an allocation of one-third of the rental expense from operating leases which management considers to be a reasonable approximation of the interest factor of rental expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and the related notes to those financial and the other financial data included elsewhere in this prospectus. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see “Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements.

Overview

      We are a global designer, manufacturer and marketer of products for the orthopedic sports medicine market. dj Orthopedics was incorporated in Delaware in August 2001. We are the successor to DonJoy, L.L.C. which, prior to June 30, 1999, was wholly owned by Smith & Nephew, Inc. (Smith & Nephew), a wholly owned subsidiary of Smith & Nephew plc., a United Kingdom company. On June 30, 1999, DonJoy consummated a recapitalization pursuant to which J.P. Morgan DJ Partners, LLC, formerly Chase DJ Partners, LLC (JPMDJ Partners), obtained a controlling interest in DonJoy. Concurrently with the completion of dj Orthopedics’ initial public offering on November 20, 2001, DonJoy merged with and into dj Orthopedics through a series of transactions, referred to herein as the “Reorganization.” As a result of the foregoing transactions, dj Ortho became a wholly owned subsidiary of dj Orthopedics.

      dj Orthopedics and dj Development guarantee dj Ortho’s bank borrowings and the notes. DJ Capital was formed solely to act as a co-issuer (and as a joint and several obligor) with dj Ortho with respect to the notes. DJ Capital does not hold any assets or other properties or conduct any business. No separate financial information for DJ Capital has been provided herein because management believes such information would not be material given DJ Capital’s lack of assets and activities. Condensed consolidating financial statements showing separate information for dj Orthopedics, dj Ortho, dj Development and our non-guarantor subsidiaries in the aggregate have been provided within the footnotes to the financial statements included herein.

Acquisitions and Other Recent Transactions

      Effective January 1, 2002, we commenced direct distribution of our products in Germany and the United Kingdom through two new wholly owned subsidiaries, dj Orthopedics Deutschland GmbH (dj Germany) and dj Orthopaedics UK Ltd (dj UK). dj Germany and dj UK replaced third-party distributors in those countries. Effective May 7, 2002, we commenced direct distribution of our products in Canada through a new wholly owned subsidiary, dj Ortho, Canada Inc. (dj Canada), replacing the Smith & Nephew sales organization, which previously distributed our products.

      On June 1, 2001, we completed the acquisition of substantially all of the assets and liabilities of Alaron Technologies, L.L.C. for an aggregate cash purchase price of $500,000. Alaron provided product development, manufacturing and supply chain management services related to medical and surgical devices. We purchased primarily equipment and technology. The Alaron acquisition was accounted for using the purchase method of accounting whereby the total purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair market values. The acquisition also provided order fulfillment and supply chain management systems and software for our new Alaron SurgicalTM division. We believe these systems will allow us to better serve the overall sports medicine market by offering our surgical products in procedure-specific kits.

      Effective March 5, 2001, we invested $0.9 million in an Australian joint venture, dj Orthopaedics Pty Ltd (dj Australia), which is 60% owned by dj Ortho. dj Australia replaced our Smith & Nephew distributor in Australia. As a majority owned subsidiary, dj Australia’s financial results are included in our consolidated financial statements.

      On July 7, 2000, we completed the purchase of specified assets and assumed specified liabilities related to the rehabilitation business, referred to in this prospectus as Orthotech or the Orthotech business, of DePuy Orthopaedic Technology, Inc., a subsidiary of Johnson & Johnson. We acquired Orthotech for a purchase price of $46.4 million in cash, exclusive of transaction fees and expenses. Orthotech developed, manufactured, and marketed an array of orthopedic products for the orthopedic sports medicine market including braces, soft goods and specialty products which were similar to the products offered by us. Orthotech also had an inventory management and billing program that complemented our OfficeCare® program. We purchased primarily inventory, equipment and certain intellectual property. We were not required to assume any liabilities existing prior to the closing date. The Orthotech acquisition has been accounted for using the purchase method of accounting whereby the total purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair market values.

Organizational and Cost Reduction Actions

      We have recently made certain organizational changes beginning with the appointment of Jack Blair as the Chairman of our Board of Directors and Vickie Capps as Chief Financial Officer. We have also commenced the process of streamlining our organization and improving our cost structure by consolidating certain executive positions and corporate functions. In addition, we have engaged AlixPartners, LLC, a company specializing in corporate performance improvements, to expedite the development of a financial and operating performance improvement program. An objective of the performance improvement program is to reduce both costs of goods sold and operating expenses as a percentage of our net revenues in future periods, after the related costs of such program have been incurred. There can be no assurance the performance improvement program will be successful or achieve the desired goals. In addition, we have not yet determined the cost of the improvement program, the amounts of any related charges or what impact, if any, such program will have on our future financial performance. We anticipate that costs of the improvement program will be recognized beginning in the third quarter of 2002. Depending on the magnitude of such costs, we may be required to obtain waivers for noncompliance with or amendments of certain financial covenants included in our bank credit facility. There can be no assurance that the lenders under the bank credit facility will grant any such waivers or enter into any such amendments.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to contractual allowances, doubtful accounts, inventories, rebates, product returns, warranty obligations, income taxes, intangibles and investments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

      Provision for Contractual Allowances and Doubtful Accounts. We maintain provisions for: contractual allowances for reimbursement amounts from our third-party payors based on negotiated contracts; and doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We have contracts with third-party payors for our third-party reimbursement billings which call for specified reductions in reimbursement of billed amounts based upon contractual and/or product reimbursement rates. We reserve for and reduce revenues by between 20% and 28% for these contractual allowances. Our reserve for doubtful accounts is based upon estimated losses from customers who are billed directly and amounts disallowed by the third-party payors, primarily for various reasons which we categorize as billing exceptions. Direct billed customers represent approximately 61% of our net receivables at June 29, 2002 and we have historically experienced write-offs of approximately 1% of these receivables. Our third-party reimbursement customers represent 39% of our net receivables at June 29, 2002 and we estimate bad debt expense to be approximately 7% of amounts due from these third-party reimbursement customers. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments or if third-party payors were to deny claims for late filings, incomplete information or other reasons, additional provisions may be required. In addition to the above, we have an additional reserve for contractual allowances and doubtful accounts for third-party reimbursement receivables which were originally billed through a third-party insurance billing company whose contract was canceled in 2001 due to lack of timely and thorough filings with third-party payors. We have transferred and consolidated these receivables to our new third-party billing company and expect to collect approximately 10% of these receivables, which represent approximately 3% of our net third-party reimbursement receivable balance at June 29, 2002. If claims are denied in excess of our estimates, the recoverability of amounts due to us could be reduced by a material amount.

      As disclosed in critical accounting policies in our Form 10-K for the year ended December 31, 2001 and our 2002 Form 10-Q’s, we experienced a problem with a third-party insurance billing company, which required that a substantial portion of the accounts receivable from our OfficeCare® and Insurance programs be transferred to another third-party billing company in the latter half of 2001. During the second quarter of 2002, we enhanced the ability of our systems to obtain and analyze the information processed by our third-party billing companies. Historically, we relied heavily on these billing companies to provide information about the OfficeCare® and Insurance programs, including the data utilized to determine reserves for contractual allowances and doubtful accounts. Our increased ability to obtain and better analyze information in the second quarter of 2002 has revealed that, as a result of the third-party billing problems, we have experienced an increase in write-offs and bad debts for accounts receivable from our OfficeCare® and Insurance programs. Accordingly, we increased our related reserves by $4.4 million in the second quarter of 2002, which is included in sales and marketing expenses in the accompanying unaudited consolidated statements of operations for the six months ended June 29, 2002.

      Reserve for Excess and Obsolete Inventories. We provide reserves for estimated excess or obsolete inventories equal to the difference between the cost of inventories on hand plus future purchase commitments and the estimated market value based upon an assumption about future demand. If future demand is less favorable than currently projected by management, additional inventory write-downs may be required. In addition, reserves for inventories on hand in our OfficeCare® locations are provided based on historical shrinkage rates. If actual shrinkage rates differ from our estimated shrinkage rates, revisions to the reserve may be required. We also provide reserves for newer product inventories, as appropriate, based on any minimum purchase commitments and the current status of any FDA approval process, if required, and our level of sales of the new products.

      In the second quarter of 2002, we provided an incremental provision for estimated excess inventories in the amount of $1.3 million. The increase in our estimate for these reserves was primarily related to inventories on hand for certain new product areas which have not achieved anticipated market share, including the OrthoPulseTM bone growth stimulator product. We have experienced continuing delays in obtaining FDA approval for the OrthoPulseTM bone growth stimulator product. On July 1, 2002, notification was received from the FDA that the PMA for the OrthoPulseTM bone growth stimulator was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. At this point, we do not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on our ability to sell OrthoPulseTM in the United States in the future.

      Rebates. We record estimated reductions to revenue for customer rebate programs based upon estimates of the revenue and the costs applicable to the rebate programs.

      Returns and Warranties. We provide for the estimated cost of returns and product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our suppliers, our actual returns and warranty costs could differ from our estimates. If actual product returns, failure rates, material usage or service costs differ from our estimates, revisions to the estimated return and/or warranty liabilities may be required.

      Valuation Allowance for Deferred Tax Asset. As of June 29, 2002, we have recorded approximately $58.6 million of net deferred tax assets, related primarily to tax deductible goodwill not recognized for book purposes, for which no valuation allowance has been recorded. Realization of our deferred tax assets is dependent on our ability to generate approximately $150.0 million of future taxable income over the next 13 years. Management believes that it is more likely than not that the assets will be realized based on forecasted future taxable income. However, there can be no assurance that we will meet our expectations of future taxable income. Management will evaluate the realizability of the deferred tax assets on a quarterly basis to assess the need for valuation allowances.

      Goodwill and Other Intangibles. In assessing the recoverability of the dj Orthopedics gross goodwill and other intangibles which total $69.5 million at June 29, 2002, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or our related assumptions change in the future, we may be required to record impairment charges for all or a portion of the net book value of these assets.

      As a result of certain new product areas not achieving anticipated market share, our estimated future cash flows from certain new products have been decreased in the second quarter of 2002. In addition, the recoverability of an investment in an internet marketing company was revised based on new information obtained in the second quarter of 2002. As a result of such changes during the second quarter of 2002, we recognized $1.9 million in charges related to impairment of certain of our long-lived assets, including intangible assets associated with our DonJoy VistaTM Rehabilitation System product line and other smaller product lines as well as estimated impairment in an investment in the internet marketing company.

Segments

      We are a global designer, manufacturer and marketer of products for the orthopedic sports medicine market. Our product lines include rigid knee braces, soft goods, a portfolio of specialty and other complementary orthopedic products and our line of surgical products. Our rigid knee braces include ligament braces, which provide durable support for knee ligament instabilities, post-operative braces, which provide both knee immobilization and a protected range of motion, and osteoarthritic braces, which provide relief of knee pain due to osteoarthritis. Our soft goods products, most of which are fabric or neoprene-based, provide support and/or heat retention and compression for injuries to the knee, ankle, back and upper extremities, including the shoulder, elbow, neck and wrist. Our portfolio of specialty and other complementary orthopedic products, which are designed to facilitate orthopedic rehabilitation, include lower extremity fracture boots, upper extremity braces, cold therapy systems and pain management delivery systems. Our surgical products include fixation devices for soft tissue repair in the knee as well as to address cartilage damage due to trauma or osteoarthritis. These products are reported in the specialty and other complementary products segment. The rigid knee brace product lines and the soft goods product lines constitute reportable segments under generally accepted accounting principles. See Note 6 of the notes to our unaudited condensed consolidated financial statements and Note 8 of the notes to our consolidated financial statements.

      Set forth below is revenue and gross profit information, excluding the impact of other costs of sales not allocated to segments, for our segments for the years ended December 31, 1999, 2000 and 2001 and the first six months of 2001 and 2002. Gross profit information for 1999 is presented before brand royalties charged by Smith & Nephew for use of Smith & Nephew trademarks and trade names for periods prior to the June 1999 recapitalization (which charges are no longer incurred by us following the recapitalization), certain other costs of goods sold, primarily manufacturing variances and royalty expenses, which have not been directly allocated to any of the product lines, and freight revenue. See note 5 of the notes to our consolidated financial statements.

				Six Months Ended
	Years Ended December 31,
				June 30,	June 29,
	1999	2000	2001	2001	2002

	(Dollars in thousands)
Rigid knee braces:
Net revenues	$52,953	$58,115	$64,636	$32,661	$35,438
Gross profit	37,994	41,189	46,079	23,281	26,066
Gross profit margin	71.8%	70.9%	71.3%	71.3%	73.6%
Soft goods:
Net revenues	$38,606	$51,412	$62,327	$30,307	$30,819
Gross profit	18,723	24,662	27,001	13,225	13,564
Gross profit margin	48.5%	48.0%	43.3%	43.6%	44.0%
Specialty and other complementary orthopedic products:
Net revenues	$21,344	$29,647	$37,349	$17,895	$21,441
Gross profit	9,447	16,635	20,866	9,649	11,944
Gross profit margin	44.3%	56.1%	55.9%	53.9%	55.7%

      The change in mix between rigid knee braces, soft goods and specialty and other complementary orthopedic products is a direct result of the Orthotech acquisition in July 2000, which business historically sold primarily soft goods and specialty and other complementary products. In our rigid knee braces product line, our gross profit margin increased in the first six months of 2002 due to the incremental gross profit gained through the transition to direct distribution in Australia, Germany, the United Kingdom and Canada. Our soft goods gross profit margin showed a decline from 2000 to 2001 of approximately 4.7%. The decrease is primarily related to lower gross profit margins on our soft knee braces, ankle products, arm slings, back braces and bandage product lines due to an increase in the cost of raw materials used in these products. Our products within specialty and other complementary orthopedic products reflected an increase in gross profit margins beginning in 2000 due to increased sales of lower extremity fracture boots and crutches, including those sold through our OfficeCare® channel, which carry higher gross profits. Our total gross profit margin was 55.6%, 58.1%, 57.5%, 58.4% and 56.2% for the years ended December 31, 1999, 2000 and 2001 and the first six months of 2001 and 2002, respectively. Total gross profit margin for 1999 was lower due to charges for brand royalties charged by Smith & Nephew which charges are no longer incurred by us following the recapitalization. Excluding these charges, gross profit margin for 1999 was 57.1%. Total gross profit margin for the first six months of 2002 was lower due to an increase in certain other costs of sales, including a $1.3 million charge related to reserves for excess inventories (see note 3 to the notes to the unaudited condensed consolidated financial statements), and by a decrease in overhead absorption due to a reduction in the volume of units manufactured, which is due partly to an effort to reduce inventory levels and partly to the transition from international sales distribution through stocking distributors to direct distribution, particularly in Germany.

      Our products are marketed globally primarily under the DonJoy® and ProCare® brand names through several distribution channels. Our surgical products are marketed primarily under the Alaron SurgicalTM brand name. We also sell a variety of other third-party brands through our OfficeCare® program and through distributor agreements in Australia.

Domestic Sales

      Excluding freight revenue, domestic sales accounted for approximately 84%, 87%, 89%, 88% and 87% of our net revenues in 1999, 2000 and 2001, and the first six months of 2001 and 2002, respectively. The increase in domestic net revenues as a percentage of total revenues in 2001 and 2000 as compared to prior years is a direct result of the Orthotech business which historically consisted primarily of domestic sales.

      In the United States, a majority of our rigid knee braces are marketed to orthopedic sports medicine surgeons, orthotic and prosthetic centers, hospitals, surgery centers, physical therapists and athletic trainers. Our surgical products are marketed to orthopedic sports medicine surgeons, hospitals and surgery centers. Both rigid knee braces and our surgical products are sold by 39 commissioned independent sales agents who employ over 200 sales representatives. After a product order is received by a sales representative, we generally ship the product directly to the orthopedic professional and we pay a sales commission to the agent based on sales of such products, which commissions are reflected in sales and marketing expense in our consolidated financial statements. The majority of our soft goods products are sold in the United States to third-party distributors, including large, national distributors, regional specialty dealers and medical products buying groups who generally purchase such products at a discount from list prices. These distributors then resell the soft goods products to large hospital chains, hospital buying groups, primary care networks and orthopedic physicians for use by the patients.

International Sales

      Excluding freight revenue, international sales accounted for approximately 16%, 13%, 11% , 12% and 13% of our net revenues, in 1999, 2000 and 2001, and the first six months of 2001 and 2002, respectively. The following table sets forth our international net revenues as a percentage of our total net revenues, excluding freight revenue, by country:

	Year Ended	Six Months Ended
	December 31,	June 29,
	2001	2002

Germany	4%	5%
Australia	1%	3%
Canada	1%	1%
Japan	1%	1%
Other countries	4%	3%

Total international sales	11%	13%

      The “Other countries” category consists primarily of sales in Italy, Belgium, the United Kingdom, the Czech Republic, Denmark, France and Spain with no one country accounting for 10% or more of our international net revenues, excluding freight revenue, during such periods.

      International sales are currently made primarily through two distinct channels: independent third-party distributors, including Smith & Nephew sales organizations in certain countries, and through wholly or majority owned foreign subsidiaries in Australia (since March 2001), in Germany and the United Kingdom (in each case since January 1, 2002) and in Canada (since May 2002). Exclusive of freight revenue, international sales made through Smith & Nephew sales organizations were 40%, 20%, 15%, 15% and 2% of our international sales in 1999, 2000 and 2001 and the first six months of 2001 and 2002, respectively. The decrease in sales through these Smith & Nephew sales organizations is primarily due to our direct distributorship subsidiaries established in 2002. We believe future opportunities for sales growth within international markets are significant. We may continue to selectively replace our third-party independent distributors with wholly or partially owned distributors in key countries where we believe the opportunity for growth is significant due to higher per capita healthcare spending. We believe that more direct control of the distribution network in these countries will allow us to accelerate the launch of new products and product enhancements and to benefit from the direct sale of our higher margin products permitting us to capture the distributors’ margin. The establishment of our Australian subsidiary and our wholly owned subsidiary distributorships in Germany, the United Kingdom and Canada represented our initial steps in pursuing this strategy.

      In March 2001, we began selling products through our Australian subsidiary in Australian dollars. Commencing January 1, 2002, we began selling products through our subsidiaries in Germany and the United Kingdom in Euros and Pounds Sterling, respectively, and, commencing May 2002, we began selling products through our subsidiary in Canada in Canadian Dollars. International sales in the six months ended June 29, 2002 were favorably impacted by foreign currency exchange fluctuations with the weakening of the U.S. dollar against the Euro. In the six months ended June 30, 2001, the volume and product mix of international sales was indirectly adversely impacted by foreign currency exchange fluctuations as the strengthening of the U.S. dollar against the Euro effectively increased the cost of our products to our European third-party distributors. As we begin to further directly distribute our products in other selected foreign countries, we expect that future sales of our products in these markets will be denominated in the applicable foreign currencies which would cause currency fluctuations to more directly impact our operating results. We may seek to reduce the potential impact of currency fluctuations on our business through hedging transactions.

      We are also subject to other risks inherent in international operations including political and economic conditions, foreign regulatory requirements, exposure to different legal requirements and standards, potential difficulties in protecting intellectual property, import and export restrictions, increased costs of transportation or shipping, difficulties in staffing and managing international operations, labor disputes, difficulties in collecting accounts receivable and longer collection periods and potentially adverse tax consequences. As we continue to expand our international business, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks. These and other factors may have a material adverse effect on our international operations or on our business, financial condition and results of operations.

Third-Party Reimbursement; Healthcare Reform; Managed Care

      While changes to healthcare payment systems and the advent of managed care has impacted the orthopedic market, its impact on the orthopedic market has not been as dramatic as experienced by other sectors of the healthcare market, such as long term care. In recent years, efforts to control Medicare costs within the United States have included some heightened scrutiny of certain reimbursement codes. Devices are classified into categories of reimbursement codes, which in turn determine the devices’ reimbursement levels. Reimbursement for products may also be packaged with codes for physician services related to orthopedic procedures. Reimbursement codes that described certain of our products have been redefined, reducing the breadth of products for which reimbursement can be sought under recognized codes. We also expect that reduction in the total dollar value eligible for reimbursement will occur in the future as the reform process continues for device coding systems. In addition, if federal initiatives such as competitive bidding and adjustments under the Medicare program’s inherent reasonableness authority are implemented, this could result in reductions in Medicare reimbursement for our products.

      In international markets, while the movement toward healthcare reform and the development of managed care are generally not as advanced as in the United States, we have experienced some downward pressure on the pricing of certain of our products and other effects of healthcare reform similar to those we have experienced in the United States. We expect healthcare reform and managed care to continue to develop in primary international markets, which will result in further downward pressure on product pricing.

      A further result of managed care and the related pressure on costs has been the advent of buying groups in the United States which enter into preferred supplier arrangements with one or more manufacturers of orthopedic or other medical products in return for price discounts. Price discounting with buying groups is an integral aspect of the competitive bid process in the marketplace. The impact on our operating results is expected to be offset by increased volume commitments offered by such buying groups and the opportunity to market products not included on the request for bids. We have entered into national contracts with selected buying groups and expect to enter into additional national contracts in the future. We believe that the high level of product sales to such groups, to the extent such groups are able to command a high level of compliance by their members with preferred supplier arrangements, and the opportunity for increases market share can offset the financial impact of the price accounted discounted under such contracts. Revenues from group buying organizations accounted for approximately 20% and 18% of our net revenues for the year ended December 31, 2001 and the six months ended June 29, 2002, respectively, with the largest organization accounting for less than 5% of our net revenues. Accordingly, although we cannot assure you, we believe that such price discounting will not have a material adverse effect on our operating results in the future. See “Risk

Factors — Healthcare reform, managed care and buying groups have put downward pressure on the prices of our products” and “Business — Sales, Distribution and Marketing — United States.”

OfficeCare® and Insurance Programs

      In 1996, in response to the needs of certain customers, we launched the OfficeCare® program, an inventory management and insurance billing program for certain U.S. orthopedic sports medicine surgeons. Under the OfficeCare® program, we provide the orthopedic sports medicine surgeon with an inventory of orthopedic products for immediate disbursement to the patient. We then seek reimbursement directly from the patient’s insurance company or other third-party payor or from the patient when self-pay is applicable. The majority of these billings are performed by an independent third-party contractor. The OfficeCare® program is also intended to facilitate the introduction of our products to orthopedic sports medicine surgeons who had not previously been our customers. As of June 29, 2002, the OfficeCare® program was located at over 500 physician offices throughout the United States.

      The OfficeCare® program represented approximately 10%, 13%, 12% and 13% of our net revenues, excluding freight revenue, for 2000 and 2001 and the first six months of 2001 and 2002, respectively, with sales of soft goods and specialty and other complementary orthopedic products representing the majority of such sales. The OfficeCare® program involves our lower margin soft goods products, but is designed to also strengthen our relationship with the surgeon, and serves to provide a pull-through effect for both existing and planned sales of our higher margin products. The OfficeCare® program has historically experienced a strong growth rate, with an increase of sales of 99% in 2000 over 1999, 52% in 2001 over 2000 and 16% for the first six months of 2002 over the first six months of 2001. The increases in 2000 and 2001 are primarily due to the Orthotech acquisition, which had an inventory management and billing program that complemented our OfficeCare® program. Through December 31, 2000, we reflected allowances and discounts applicable to the OfficeCare® program as selling and marketing expense. With the growth of the program, management believes that these charges are more appropriately presented as adjustments to revenues, rather than as operating expense. As a result, we reclassified $1.3 million and $3.9 million of charges for the years ended December 31, 1999 and 2000, respectively, which were previously included in selling and marketing expenses, against revenues related to out OfficeCare® program.

      Our Insurance program was designed for certain U.S. orthopedic sports medicine surgeons who require custom rigid knee bracing for their patients. We obtain pre-approval from the patient’s insurance company and then seek reimbursement directly from the patient’s insurance company or other third-party payor or from the patient when self-pay is applicable. The Insurance program is intended to facilitate the use of our higher cost custom products to orthopedic sports medicine surgeons.

      The Insurance program represented approximately 3%, 4%, 4% and 4% of our net revenues, excluding freight revenue, for 2000 and 2001 and the first six months of 2001 and 2002, respectively. Sales of rigid knee braces represented the majority of such sales. The Insurance program has historically experienced a strong growth rate, with an increase of sales of 82% in 2000 over 1999, 66% in 2001 over 2000 and 21% for the first six months of 2002 over the first six months of 2001, primarily related to increases in sales of our custom ligament product lines.

      As a result of the growth of these programs, our working capital needs have significantly increased due to higher levels of accounts receivable and inventories necessary to operate the program. In addition, these programs have increased our involvement in the third-party reimbursement process, or in certain cases, our direct billings to the patient. The collection period for these receivables as compared to other portions of our business is significantly longer and has also resulted in a need to increase our accounts receivable provision for contractual allowances and doubtful accounts. The increase in the accounts receivable provision for contractual allowances and doubtful accounts for our OfficeCare® and Insurance programs is the primary reason for the increase in our accounts receivable discounts and allowances at June 29, 2002. As noted in our critical accounting policies, we have recorded a $4.4 million charge in the second quarter of 2002 to increase such reserves.

Smith & Nephew Allocations and Sales

      Prior to December 29, 1998, our business was operated as the Bracing and Support Systems Division of Smith & Nephew. Effective December 29, 1998, Smith & Nephew contributed the Division’s net assets and shares of a Mexican subsidiary to DonJoy, L.L.C., then a newly formed Delaware limited liability company, the sole member of which was Smith & Nephew. Accordingly, the contribution has been accounted for on a predecessor basis for financial reporting purposes.

      As a result of formerly being a division of Smith & Nephew, our historical results of operations prior to the June 1999 recapitalization reflect certain direct charges from Smith & Nephew as well as certain allocations of Smith & Nephew’s overhead and other expenses. These amounts were charged or allocated to us on the basis of direct usage where identifiable, with the remainder allocated to us on the basis of our annual sales or the capital employed by Smith & Nephew in our business. See note 5 of the notes to our consolidated financial statements.

      The following is a summary of such charges and allocations and their applicability to us on a stand-alone basis following the recapitalization:

(1) Charges for brand royalties historically included in cost of goods sold resulting from our use of the Smith & Nephew trademarks and trade name. These charges were $1.8 million in 1999. As a result of the recapitalization on June 30, 1999, we no longer have the right to use the Smith & Nephew trademarks and trade names and, accordingly, these charges are no longer incurred by us.

(2) Foreign sales corporation commissions historically included in general and administrative expense paid by us on sales to foreign sales corporations established by Smith & Nephew. The use of sales corporations was a tax planning strategy for Smith & Nephew. As of January 1999, we no longer incurred these charges.

(3) Smith & Nephew allocations for a portion of its corporate managed accounts and new business expense and corporate management expense historically were included in general and administrative expense. These allocations were $1.0 million in 1999. These allocations were for a portion of Smith & Nephew’s overhead expenses that we have not incurred or replaced following the recapitalization.

(4) Smith & Nephew allocations for research and development and for finance (risk management, treasury, audit and taxes), human resources and payroll, and legal services historically provided by Smith & Nephew to us were included in general and administrative expense. These allocations were $0.8 million in 1999. These allocations were for a portion of Smith & Nephew’s overhead expenses. On a stand-alone basis, we have replaced these services provided by Smith & Nephew following the recapitalization and we have incurred additional expenses associated with external auditing and periodic filings with the SEC. We estimate that the aggregate annual cost of replacing these services and such additional expenses that we replaced after the recapitalization was approximately $0.8 million.

(5) Other allocations relating to bonuses, pension and insurance historically included in cost of goods sold, sales and marketing expense and general and administrative expense, and charges for payroll taxes and benefits and direct legal expenses incurred by Smith & Nephew on our behalf were included in general and administrative expense. These costs and expenses are of a nature we continue to incur on a stand-alone basis following the recapitalization.

      Under a transition services agreement entered into in connection with the recapitalization, Smith & Nephew continued to provide certain of the administrative services referred to in paragraph (4) above as required by us through November 30, 2000. We have replaced the services provided by Smith & Nephew with internal staff, including the addition of new employees and through arrangements with third-party providers.

      For the years ended December 31, 1999, 2000 and 2001 and the first six months of 2001 and 2002, sales to Smith & Nephew and its affiliates (including Smith & Nephew’s sales organizations) were $7.2 million, $4.6 million, $2.7 million, $0.9 million and $0.2 million respectively, or 6%, 3%, 2%, 1% and a de minimis amount, respectively, of total sales, excluding freight revenue, for these periods. International sales made through Smith & Nephew sales organizations were 40%, 20%, 15%, 15% and 2% of international sales, excluding freight revenue, in 1999, 2000 and 2001, and the first six months of 2001 and 2002, respectively. In connection with the recapitalization, Smith & Nephew and its sales organizations, which distribute our products internationally, entered into agreements with us regarding the purchase of our products following consummation of the recapitalization. However, neither Smith & Nephew nor such sales organizations have any obligation to purchase any specific or minimum quantity of products pursuant to such agreements. See “Related Party Transactions — Other Agreements with Smith & Nephew — Supply Agreement” and “— Distribution Agreement”.

Manufacturing Initiatives

      Over the past several years, we have undertaken initiatives designed to further strengthen our overall manufacturing cost structure and improve operating efficiency. In order to take advantage of the lower labor costs in Mexico, in 1993 we began manufacturing certain of our labor intensive operations, principally sewing, final assembly and packaging, in Tijuana, Mexico. In 1998, we completed the consolidation of our domestic operations into one location in Vista, California. In 2000, we completed the consolidation of the Orthotech operations into our Vista, California location. Operating results for the last two quarters of 2000 were adversely affected by the consolidation and integration of the manufacturing operations of the Orthotech brands which were previously separate and distinct. In 2001, we consolidated our two separate Mexican operations into one campus location and in the second quarter of 2002 sold the vacated facility. We believe consolidation of these facilities will enable us to continue to take advantage of the lower labor costs in Mexico and utilize the resulting additional capacity in our U.S. facilities to manufacture our more technologically advanced, high value products. In the first quarter of 2002, we completed the migration of our soft goods sewing operations previously performed at our Vista, California facilities to Mexico.

      We have converted our manufacturing scheduling to enhance our ability to produce finished goods upon customer demand. We have also converted our procurement process to enable us to replenish our supply of raw materials upon usage. Both processes have allowed us to decrease the level of inventory necessary to operate the business and reduce the risk of excess and obsolete inventory. However, the decrease in volume of units manufactured have led to a decrease in overhead absorption in the second quarter of 2002 which unfavorably impacted our gross profit for the six months ended June 29, 2002.

Basis of Presentation; Taxes

      Upon the consummation of the initial public offering and our reorganization into corporate form in 2001, we became subject to the payment of federal income taxes and are required to file a separate federal tax return. In addition, deferred income taxes of $58.6 million on the balance sheet at June 29, 2002 primarily represent the difference between the book and tax basis of the assets of DonJoy at November 20, 2001. Prior to the initial public offering, dj Ortho and dj Orthopedics were limited liability companies and were not subject to income taxes. Instead, dj Orthopedics’ earnings were allocated to its members and included in the taxable income of the members. The indenture governing the notes and the bank credit facility currently permit dj Ortho to make distributions to dj Orthopedics in amounts required for dj Orthopedics to pay federal, state and local income taxes to the extent such income taxes are attributable to the income of dj Orthopedics and its subsidiaries.

      Prior to our recapitalization in June 1999, our results of operations were included in the consolidated federal income tax returns that Smith & Nephew filed in the United States and the historical financial statements reflect a provision for income taxes assuming that we had filed a separate federal income tax return.

      Our estimated worldwide effective tax rate was 40% for the period from November 20, to December 31, 2001. We currently estimate our annual worldwide effective tax benefit rate to be approximately 36% for 2002. The comparable tax benefit is reduced primarily due to the disallowance by certain states of net operating loss carryforwards.

Results of Operations

      We operate our business on a manufacturing calendar, with our fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of one five-week and two four-week periods. The first and fourth quarters may have more or less working days from year to year based on what day of the week holidays fall on.

      In the fourth quarter of 2000, we adopted Emerging Issues Task Force (EITF) Issue 00-10 “Accounting for Shipping and Handling Fees and Costs.” As a result, we have reclassified $3.5 million and $4.4 million in 1999 and 2000, respectively, of freight revenue from sales and marketing expenses into net revenues. We continue to include freight expenses in sales and marketing expense.

      The following table sets forth our operating results as a percentage of net revenues:

				Six Months Ended
	Years ended December 31,
				June 30,	June 29,
	1999	2000	2001	2001	2002

Net revenues:
Rigid knee bracing	45.5%	40.5%	38.2%	39.2%	39.3%
Soft goods	33.2	35.8	36.8	36.4	34.2
Specialty and other complementary orthopedic products	18.3	20.6	22.1	21.5	23.8

Revenues from product lines	97.0	96.9	97.1	97.1	97.3
Freight revenue	3.0	3.1	2.9	2.9	2.7

Total consolidated net revenues	100.0	100.0	100.0	100.0	100.0
Costs of goods sold	44.4	41.9	42.5	41.6	43.8

Gross profit	55.6	58.1	57.5	58.4	56.2
Operating Expenses:
Sales and marketing	24.9	26.9	28.6	28.2	36.4
General and administrative	14.4	13.8	14.3	14.5	15.4
Research and development	1.8	1.7	1.3	1.6	1.4
Impairment of long-lived assets	—	—	—	—	2.1
Merger and integration costs	—	0.3	—	—	—

Total operating expenses	41.1	42.7	44.2	44.3	55.3

Income (loss) from operations	14.5	15.4	13.3	14.1	0.9
Interest expense and other, net	(6.3)	(11.8)	(10.2)	(11.0)	(6.8)

Income (loss) before income taxes	8.2	3.6	3.1	3.1	(5.9)
Provision for taxes:
Benefit (provision) for income taxes	(2.1)	—	(0.1)	—	2.1

Deferred tax benefit	—	—	32.0	—	—

Income (loss) before extraordinary items	6.1	3.6	35.0	3.1	(3.8)%
Extraordinary items, net of tax	—	—	(1.6)	—	—

Net income (loss)	6.1%	3.6%	33.4%	3.1%	(3.8)%

Six Months Ended June 29, 2002 Compared to Six Months Ended June 30, 2001

      Net Revenues. Net revenues increased $6.8 million, or 8.2%, to $90.1 million for the first six months of 2002 from $83.3 million for the first six months of 2001. Domestic revenues for the first six months of 2002 increased by $4.8 million, or 6.8%, from the first six months of 2001 primarily as a result of increased sales in our direct, stocking distributor and OfficeCare® sales channels. International revenues for the first six months of 2002 increased by $2.0 million, or 21.2%, from the first six months of 2001 primarily as a result of increased sales through our international direct distribution in Germany, the United Kingdom and Canada, and increased sales through our majority owned subsidiary in Australia, offset by lower sales in our international non-direct export channel. Net revenues, excluding freight revenue, for the rigid knee bracing segment increased $2.8 million over the prior period due to growth in the sales of the ligament and osteoarthritic braces. Soft goods sales, excluding freight revenue, increased by $0.5 million over the prior period due to increased sales of wrist splints and shoulder braces, including those sold through the OfficeCare® program and soft goods sales through our direct distributors in Germany, the United Kingdom and Canada, offset by an increase in OfficeCare® contractual allowances. Specialty and other complementary orthopedic products sales, excluding freight revenue, increased by $3.5 million over the prior period due primarily to improved sales of lower extremity fracture boots and cold therapy units, including those sold through the OfficeCare® program, along with an increase in surgical product sales in dj Australia.

      Gross Profit. Gross profit increased $2.0 million, or 4.2%, to $50.6 million for the first six months of 2002 from $48.6 million for the first six months of 2001. Gross profit margin decreased from 58.4% for the first six months of 2001 to 56.2% for the first six months of 2002. The decrease in gross profit margin relates partly to a $1.3 million charge related to reserves for excess inventories (see Note 3 to the notes to unaudited condensed consolidated financial statements). Gross profit margin has also been reduced by a change in product sales mix, an increase in certain other costs of sales, such as royalties, and by a decrease in overhead absorption due to a reduction in the volume of units manufactured, due partly to an effort to reduce inventory levels and partly to the transition from international sales distribution through stocking distributors to direct distribution, particularly in Germany. Gross profit, excluding freight revenue, for the rigid knee bracing segment increased $2.8 million, with gross profit margin increasing to 73.6% for the first six months of 2002 from 71.3% for the comparable period in 2001. This increase primarily reflects the incremental gross profit gained through the transition to direct distribution in Australia, Germany, the United Kingdom and Canada. Gross profit, excluding freight revenue, for the soft goods segment increased $0.3 million, with gross profit margin increasing to 44.0% for the first six months of 2002 from 43.6% for the comparable period in 2001. This increase in gross profit margin is primarily related to higher standard gross profit margins on our soft knee braces, ankle products, arm slings, back braces and bandage product lines due to movement of this production to our Mexican subsidiary to take advantage of labor savings, offset by an increase in estimated OfficeCare® contractual allowances. Gross profit, excluding freight revenue, for the specialty and other complementary orthopedic products segment increased $2.3 million, with gross profit margin increasing to 55.7% for the first six months of 2002 as compared to 53.9% for the comparable period in 2001. This increase in gross profit margin is primarily related to higher gross profits for our cold therapy products and lower extremity fracture boots, along with growth in our Australian direct distribution channel from the prior year comparable period.

      Sales and Marketing Expenses. Sales and marketing expenses increased $9.3 million, or 39.6%, to $32.8 million for the first six months of 2002 from $23.5 million for the first six months of 2001. This increase includes an increase of $4.4 million in our estimated reserves for contractual allowances and bad debts related to our OfficeCare® and Insurance programs (see Note 3 to the notes to unaudited condensed consolidated financial statements). The increase in sales and marketing expense also reflects increased commissions due to higher sales of domestic products, costs related to our foreign subsidiaries that became operational in March 2001 (dj Australia), January 2002 (dj Germany and dj UK) and May 2002 (dj Canada), and increased costs related to our Alaron SurgicalTM division which was acquired in June 2001. Overall, sales and marketing expenses increased as a percentage of revenues to 36.4% in the first six months of 2002 from 28.2% in the comparable period of 2001.

      General and Administrative Expenses. General and administrative expenses increased $1.8 million, or 15.0%, to $13.9 million for the first six months of 2002 from $12.1 million for the first six months of 2001. The increase was primarily due to increased spending due to insurance and legal activities, costs related to our foreign subsidiaries in Australia, Germany, the United Kingdom and Canada, increases in the provision for doubtful accounts related to our domestic operations, not including our OfficeCare® program, and expenses associated with our new status as a publicly-traded company, offset by a decrease in goodwill amortization as a result of new accounting rules. Overall, general and administrative expenses increased as a percentage of revenues to 15.4% for the first six months of 2002 from 14.5% for the comparable period of 2001.

      Research and Development Expenses. Research and development expenses decreased $0.1 million, or 7.7%, from $1.3 million for first six months of 2001 to $1.2 million for the first six months of 2002 primarily due to lower salaries and benefits in the first six months of 2002. During the first six months of 2002, we introduced the Adjustable OA DefianceTM brace, the DonJoy® Shoulder Stabilizer brace and the Alaron Surgical OsteoTracTM System, a high tibial osteotomy device.

      Impairment of Long-Lived Assets. During the six months ended June 29, 2002, we recognized $1.9 million in charges related to impairment of certain of our long-lived assets. These long-term assets include intangible assets associated with our DonJoy VistaTM Rehabilitation System product line and other smaller product lines as well as estimated impairment in our investment in an internet marketing company.

      Interest Expense and Other, net. Interest and other expense, net, including interest expense and discontinued acquisition costs, net of interest income, decreased approximately $3.1 million, or 33.7%, to $6.1 million in the first six months of 2002 from $9.2 million in first six months of 2001. Interest expense for the first six months of 2001 reflects interest expense on $36.5 million of bank term loans, $15.6 million borrowed under a revolving bank credit facility, and $100.0 million of our senior subordinated notes. Following a $25.0 million principal payment on the senior subordinated notes and the repayment of the entire revolving bank credit facility in the fourth quarter of 2001 with the proceeds of our initial public offering, interest expense for the first six months of 2002 reflects interest expense only on the term loans and a remaining $75.0 million principal amount of our senior subordinated notes. In the first six months of 2002, we discontinued pursuit of a potential acquisition. Costs incurred related to this terminated acquisition were expensed in the amount of $0.2 million.

      Benefit for Income Taxes. The income tax benefit was $1.9 million for the first six months of 2002. In connection with the reorganization on November 20, 2001, we became a corporation and subject to U.S. federal, state, and foreign income taxes on our earnings after that date. Realization of our deferred tax assets is dependent on our ability to generate approximately $150.0 million of future taxable income over the next 13 years. Management believes that it is more likely than not that the assets will be realized based on forecasted future taxable income. Our estimated worldwide effective tax rate was 40% for 2001. We currently estimate our annual worldwide effective tax benefit rate to be approximately 36% for 2002. The comparable tax benefit is reduced primarily due to the disallowance by certain states of net operating loss carryforwards.

      Net Income (Loss). Net loss was $3.4 million for the first six months of 2002 compared to net income of $2.6 million for the first six months of 2001 as a result of the changes discussed above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Net Revenues. Net revenues increased $25.6 million, or 17.8%, to $169.2 million in 2001 from $143.6 million in 2000. Our 2001 net revenues reflected a sales reversal of $0.9 million in the fourth quarter of 2001 for inventory returned in excess of our estimated return allowance resulting from termination of our agreement with our former distributor in Germany and the United Kingdom. Net revenues, excluding freight revenue, for the rigid knee bracing segment increased $6.5 million over the prior period due to growth in the domestic sales of the ligament, post-operative and OA product lines. We introduced the DonJoy VistaTM Rehabilitation System in April 2001, the DonJoy SE 4-PointTM brace in March 2001, the Armor by DonJoy MXTM and Armor by DonJoy SkiTM braces in September 2001 and a new post-operative brace line with telescoping bars in February 2001. Soft goods sales, excluding freight revenue, increased by $10.9 million over the prior period due primarily to the Orthotech acquisition, a $2.7 million growth of soft goods sales through the OfficeCare® program, a substantial portion of which was due to the Orthotech acquisition, and $6.2 million from increased sales volumes of wrist splints, ankle braces, knee braces, shoulder braces, and bandages, including those sold through the OfficeCare® program. Specialty and other complementary orthopedic products sales, excluding freight revenue, increased by $7.7 million over the prior period due primarily to a $3.7 million increase in sales of lower extremity fracture boots and cold therapy units, along with a $3.7 million growth of specialty and other complementary orthopedic products sales through the OfficeCare® program. Specialty and other complementary product sales in 2001 included less than $0.3 million from sales of our Alaron SurgicalTM products, which were introduced in August 2001.

      Gross Profit. Gross profit increased $13.9 million, or 16.6%, to $97.3 million in 2001 from $83.4 million in 2000. Gross profit margin decreased from 58.1% in 2000 to 57.5% in 2001 primarily as a result of increased soft goods sales which carry a lower gross profit margin. The decrease in gross profit margin primarily reflects the effects of the Orthotech acquisition, which occurred in July 2000, and the related increase in soft goods in the mix of products sold. Our gross profit margin subsequent to the Orthotech acquisition has remained relatively constant. Gross profit for the rigid knee-bracing segment increased $4.9 million, with gross profit margins remaining relatively constant at 71.3% in 2001 versus 70.9% in 2000. Gross profit for the soft goods segment increased $2.3 million, with gross profit margin decreasing to 43.3% in 2001 from 48.0% in 2000. The decrease is primarily related to lower gross profit margins on our soft knee braces, ankle products, arm slings, back braces and bandage product lines due to an increase in the cost of raw materials used in these products. Gross profit for the specialty and other complementary orthopedic products segment increased $4.2 million, with gross profit margin remaining relatively constant at 55.9% in 2001 versus 56.1% in 2000.

      Sales and Marketing Expenses. Sales and marketing expenses increased $9.7 million, or 25.1%, to $48.3 million in 2001 from $38.6 million in 2000. The increase primarily reflects increased commissions ($1.9 million) due to higher sales of domestic products, increased costs ($2.7 million) related to increased volume in the OfficeCare® program and an increase in salaries and benefits ($4.0 million) due to increased headcount, primarily as a result of growth in the OfficeCare® program. Overall, sales and marketing expenses increased as a percentage of revenues to 28.6% in 2001 from 26.9% in 2000.

      General and Administrative Expenses. General and administrative expenses increased $4.4 million, or 22.3%, to $24.2 million in 2001 from $19.8 million in 2000. The increase was primarily due to our investment in a new enterprise software system ($1.4 million), the establishment of our direct distributor subsidiaries in Germany and the United Kingdom ($0.6 million), amortization associated with the intangible assets acquired as part of the July 2000 acquisition of Orthotech ($0.6 million), costs related to the new Alaron SurgicalTM business ($0.3 million) and costs related to dj Australia ($0.3 million). Overall, general and administrative expenses increased as a percentage of revenues to 14.3% in 2001 compared to 13.8% in 2000.

      Research and Development Expenses. Research and development expenses decreased $0.3 million, or 11.2%, from $2.5 million in 2000 to $2.2 million in 2001 primarily due to lower consulting fees. During the second quarter of 2001, we introduced the DonJoy VISTATM Rehabilitation System. In addition, we developed the Armor by DonJoy MXTM and Armor by DonJoy SkiTM braces, two new post operative bracing lines with telescoping bars along with other competitive products, and the SE Brace II. We have also continued to focus on the development of our new bone growth stimulation product, OrthopulseTM.

      Merger and Integration Costs. In the 2000 period, we incurred $0.4 million in one-time merger and integration costs associated with the consolidation of the Orthotech operations into our existing facilities including merger and integration and information systems consulting costs. Other integration costs are included in the operating expenses above.

      Interest Expense and Other, net. Interest expense and other, net, including interest expense and discontinued acquisition costs, net of interest income, increased approximately $0.4 million, or 2.5%, to $17.4 million in 2001 from $17.0 million in 2000. The 2001 interest expense reflects the additional interest expense on the $24.0 million term loan and the $12.6 million borrowing under the revolving bank credit facility, both of which were incurred in July 2000 to partially finance the Orthotech acquisition. There were additional borrowings of $8.0 million under the revolving bank credit facility in December 2000 which also contributed to the increase in interest expense, offset in part by our $5.0 million, $2.0 million, $10.6 million and $3.0 million repayments under the revolving bank credit facility in June 2001, July 2001, November 2001 and December 2001, respectively. In 2000, we discontinued pursuit of a potential acquisition. Costs incurred related to this terminated acquisition were expensed in the amount of $0.4 million.

      Deferred Tax Benefit. In connection with the reorganization, we have recorded a deferred tax benefit of $54.2 million related to the difference between the book and the tax basis of certain assets and liabilities of DonJoy at November 20, 2001, the reorganization date, as the related amortization is deductible for tax purposes. The tax basis differences arose at the time of the recapitalization when, for income tax purposes, we elected to increase the basis of certain assets in an amount equal to the gain recognized by our former parent.

      Extraordinary Items. In connection with the reorganization, we prepaid $25.0 million principal amount of our senior subordinated notes and recorded extraordinary items of $2.8 million. This amount reflects our write-off of $1.1 million of unamortized debt issuance costs, $0.4 million of debt discount for the portion of the senior subordinated notes redeemed and a prepayment premium of $3.2 million for the redeemed portion of the senior subordinated notes, net of a $1.9 million tax benefit.

      Net Income. Net income was $56.5 million for 2001 compared to net income of $5.2 million 2000 as a result of the changes discussed above. Net income in 2001 before the effect of our income tax provision of $0.1 million, deferred tax benefit of $54.2 million and net extraordinary items of $2.8 million, was $5.2 million.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Net Revenues. Net revenues increased $27.2 million, or 23.3%, to $143.6 million in 2000 from $116.4 million in 1999. Net revenues, excluding freight revenue, for the rigid knee-bracing segment increased $5.2 million over the prior year due to growth in the domestic sales for the OA and post-operative product lines including the introduction of the OAdjuster® brace in March 2000. Soft goods sales, excluding freight revenue, increased by $12.8 million over the prior year due primarily to the Orthotech acquisition, including $10.5 million from increased sales volumes of wrist splints, ankle braces and knee braces. The increases also reflected a $3.2 million growth in the OfficeCare® program. Specialty and other complementary orthopedic product sales, excluding freight revenue, increased by $8.3 million over the prior year due primarily to the PainBuster® Pain Management system, cold therapy units, shoulder bracing and to increased sales of lower extremity fracture boots, as well as the growth in the OfficeCare® program.

      Gross Profit. Gross profit increased $18.7 million, or 29.0%, to $83.4 million in 2000 from $64.7 million in 1999 primarily as a result of the Orthotech acquisition. Gross profit margin increased to 58.1% in 2000 from 55.6% in 1999, primarily as a result of the elimination of Smith & Nephew charges for brand royalties which totaled $1.8 million in 1999 and were not incurred in 2000. As a result of the consummation of the recapitalization on June 30, 1999, we no longer have the right to use the Smith & Nephew trademarks and trade names and, accordingly, charges for brand royalties are no longer incurred by us. In addition, gross profit margin increased as a result of increased walker sales combined with the implementation of efficient manufacturing techniques in the United States and Mexico. Gross profit, excluding freight revenue, for the rigid knee-bracing segment increased $3.2 million, with gross profit margin decreasing to 70.9% from 71.7%. The margin decrease reflects the change in product mix. Gross profit, excluding freight revenue, for the soft goods segment increased $5.9 million as a result of increased sales volume, with gross profit decreasing to 48.0% from 48.5% in 1999. Gross profit, excluding freight revenue, for the specialty and other complementary orthopedic products segment increased $7.2 million, with gross profit margin increasing to 56.1% from 44.3%. The increase in gross profit margin reflects lower costs associated with the production of lower extremity fracture boots, which resulted from the production of these lower extremity fracture boots moving to our facilities in Mexico in the first quarter of 2000 to take advantage of labor cost savings. Other cost of goods sold not allocable to specific product lines increased $0.3 million from 1999 primarily due to the step-up in inventory acquired in the Orthotech acquisition to fair market value, and various facility costs incurred as part of the Orthotech acquisition.

      Sales and Marketing Expenses. Sales and marketing expenses increased $9.8 million, or 33.7%, to $38.7 million in 2000 from $28.9 million in 1999. The increase primarily reflected a $2.7 million increase in commissions associated with higher sales of DonJoy® products in the United States and increased costs of $1.6 million associated with the OfficeCare® program. In addition, as a result of the Orthotech acquisition, we incurred higher than anticipated freight expenses along with amortization expense related to the acquired intangibles.

      General and Administrative Expenses. General and administrative expenses increased $3.0 million, or 17.9%, to $19.8 million in 2000 from $16.8 million in 1999. In 2000, we completed the consolidation of the Orthotech operations into our Vista, California location. As a result, we incurred $0.5 million in consolidation costs consisting primarily of consulting, information systems, travel and moving expenses. The increase was also due to a $1.6 million increase in salaries and benefits, $0.5 million in consulting expenses related to the implementation of a new enterprise resource planning system in the 2000 period with minimal expense in the 1999 period and human resources support combined with a $0.9 million increase in amortization associated with the intangible assets acquired as part of the Orthotech acquisition.

      Research and Development Expenses. Research and development expenses increased $0.4 million, or 16.5%, to $2.5 million in 2000 from $2.1 million in 1999. The increase was primarily due to investment in clinical trials associated with new product development, licensed products, as well as continued studies in core product efficacy.

      Merger and Integration Costs. We incurred $0.4 million in one-time merger and integration costs associated with the consolidation of the Orthotech operations into our existing facilities including merger and integration and information systems consulting. Other integration costs are included in the operating expenses above.

      Interest Expense and Other, net. Interest expense and other, net, including interest expense and discontinued acquisition costs, net of interest income, increased $9.6 million, or 129.7% to $17.0 million in 2000 from $7.4 million in 1999. The recapitalization occurred in June 1999 and thus 1999 includes only six months of interest expense on the $100.0 million principal amount of senior subordinated notes and the $15.5 million term loan borrowed under the bank credit facility to partially finance the recapitalization. Additionally, 2000 includes additional interest expense on the $24.0 million term loan and the $12.6 million borrowing under the revolving bank credit facility, both of which were incurred to partially finance the Orthotech acquisition. In 2000, we discontinued pursuit of a potential acquisition. Costs incurred related to this terminated acquisition were expensed in the amount of $0.4 million.

      Net Income. Net income was $5.2 million for 2000 compared to net income of $7.1 million for 1999 as a result of the changes discussed above.

Liquidity and Capital Resources

      Our principal liquidity requirements are to service our debt and meet our working capital and capital expenditure needs. Total indebtedness at June 29, 2002 was $110.4 million.

      Net cash provided by (used in) operating activities was $16.1 million, $1.2 million, $(4.1) million, $1.2 million and $2.7 million in 1999, 2000, 2001, and the first six months of 2001 and 2002, respectively. The decrease of $14.9 million in 2000 primarily reflects the increased levels in accounts receivable and inventories during 2000 as compared to 1999, primarily as a result of the working capital needs associated with the Orthotech acquisition (which did not include the purchase of the Orthotech historical accounts receivables) including an increase in accounts receivable levels associated with the OfficeCare® program. The decrease of $5.3 million in 2001 primarily reflects increased accounts receivable levels associated with the OfficeCare® program and increased inventory levels in conjunction with the working capital needs associated with the Orthotech acquisition. Cash provided in the first six months of 2002 primarily reflects a net decrease in inventories and accounts receivables as compared to the comparable period in 2001.

      Cash flows used in investing activities were $4.8 million, $57.0 million, $8.1 million, $4.9 million and $4.8 million in 1999, 2000, 2001, and the first six months of 2001 and 2002, respectively. Included in investing activities in 2000 is the $49.0 million investment in Orthotech, including transaction fees and costs of $3.0 million. Capital expenditures in 2000 primarily reflect an increase in construction in progress related to the capitalization of costs directly associated with our acquisition and implementation of an enterprise resource planning system and investments in manufacturing equipment. Capital expenditures in 2001 primarily reflected an increase in the capitalization of costs directly associated with our acquisition and implementation of an enterprise resource planning system that was completed in March 2001, investments in manufacturing equipment, the purchase of the equity in a licensor of one of our products for an aggregate purchase price of $0.5 million, and the Alaron acquisition in July 2001. Capital expenditures in the first six months of 2002 primarily reflected the acquisition of distribution rights in conjunction with a terminated distribution agreement.

      Capital expenditures for the remainder of 2002 are estimated at $3.3 million and primarily constitute maintenance capital expenditures. Our bank credit facility limits our ability to make capital expenditures to $8.4 million for 2002. In the event that the amount of capital expenditures permitted to be made by us under our bank credit facility in any fiscal year is greater than the actual amount of capital expenditures during such fiscal year, then 75% of such excess may be carried forward and utilized in the immediately succeeding fiscal year, subject to certain restrictions.

      Cash flows provided by (used in) financing activities were $(6.2) million, $54.0 million, $34.0 million, $3.7 million and $1.0 million in 1999, 2000, 2001, and the first six months of 2001 and 2002, respectively. Prior to the recapitalization, we participated in Smith & Nephew’s central cash management program, wherein all of our cash receipts were remitted to Smith & Nephew and all cash disbursements were funded by Smith & Nephew. Following the recapitalization, we no longer participate in Smith & Nephew’s cash management program. The sources of funds in 2000 primarily reflect the $24.0 million term loan and $12.6 million of borrowings under the revolving bank credit facility during the third quarter of 2000 and the net proceeds from the issuance, by DonJoy, of common and preferred units in the third quarter of 2000, all related to the Orthotech acquisition. We borrowed an additional $8.0 million at the end of 2000 as a result of the increase in working capital associated with the Orthotech acquisition. The sources of funds in 2001 is primarily the result of the $118.5 million in net proceeds from our initial public offering in November 2001 and the $9.6 million in net proceeds from the issuance of common units in June 2001, net of $21.9 million repaid under our bank credit facility, $25.0 million to redeem a portion of our senior subordinated notes and $47.3 million paid to redeem all of the outstanding redeemable preferred units of DonJoy in connection with the reorganization. The first six months of 2001 included $9.6 million in net proceeds from the sale of common units in June 2001, net of a $5.0 million repayment of principal on our revolving bank credit facility in June 2001.

Contractual Obligations and Commercial Commitments

      The $75.0 million of outstanding senior subordinated notes, due 2009, bear interest at 12 5/8%, payable semi-annually on June 15 and December 15. Our bank credit facility provides for two term loans, under which $36.5 million was outstanding at June 29, 2002. We also have available up to $25.0 million under the revolving bank credit facility, which is available for working capital and general corporate purposes, including financing of acquisitions, investments and strategic alliances. As of June 29, 2002, we did not have any amount outstanding under the revolving bank credit facility. Borrowings under the term loans and on the revolving bank credit facility bear interest at variable rates plus an applicable margin. At June 29, 2002, the effective interest rate on the term loans was 4.6%.

      We are required to make annual mandatory prepayments of the term loans under the bank credit facility in an amount equal to 50% of excess cash flow (as defined in the bank credit facility) (75% if our leverage ratio exceeds a certain level). We had no excess cash flow at December 31, 2001 or December 31, 2000. In addition, the term loans are subject to mandatory prepayments in an amount equal to (a) 100% of the net cash proceeds of certain equity and debt issuances by us, dj Ortho or any of our other subsidiaries and (b) 100% of the net cash proceeds of certain asset sales or other dispositions of property by us, dj Ortho or any of our other subsidiaries, in each case subject to certain exceptions. No mandatory prepayments were required at June 29, 2002 or December 31, 2001.

      The bank credit facility and the indenture governing our senior subordinated notes impose certain restrictions on us, including restrictions on our ability to incur indebtedness, incur or guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends or make other distributions (except for certain tax distributions), redeem or repurchase equity, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by us and our subsidiaries, make capital expenditures, grant liens, sell our assets and engage in certain other activities. Indebtedness under the bank credit facility is secured by substantially all of our assets, including our real and personal property, inventory, accounts receivable, intellectual property and other intangibles. In addition, the bank credit facility requires us to maintain a ratio of total debt to consolidated EBITDA of no more than 4.50 to 1.00 prior to December 31, 2002, decreasing to 4.00 to 1.00 on December 31, 2002 and further decreasing to 3.50 to 1.00 from and after December 31, 2003, and a ratio of consolidated EBITDA to consolidated interest expense of at least 1.80 to 1.00 prior to December 31, 2002, increasing to 2.10 to 1.00 on December 31, 2002 and increasing to 2.50 to 1.00 from and after December 31, 2003. At June 29, 2002, our ratio of total debt to consolidated EBITDA was approximately 3.94 to 1.00 and our ratio of consolidated EBITDA to consolidated interest expense was approximately 2.53 to 1.00. As discussed above, we have not yet determined the cost of the performance improvement program, the amounts of any related charges or what impact, if any, such program will have on our future financial performance. We anticipate that costs of the improvement program will be recognized beginning in the third quarter of 2002. Depending on the magnitude of such costs, we may be required to obtain waivers for noncompliance with, or amendment of, certain financial covenants included in the bank credit facility. There can be no assurance that the lenders under the bank credit facility will grant any such waivers, or enter into any such amendments.

      In addition to our obligations under our bank credit facility and indenture, we have various contractual obligations with suppliers and are required to pay certain minimum royalty payments related to the sale of specified products. IMD b.v. will be the future supplier of the bone growth stimulator product, OrthopulseTM. If final FDA approval of this product is obtained, we will be required to make a $2.0 million payment, subject to exchange rate adjustments under certain circumstances, to IMD to maintain the exclusive U.S. distribution rights of this product. We have experienced continuing delays in obtaining FDA approval for the OrthoPulseTM bone growth stimulator product. On July 1, 2002, notification was received from the FDA that the PMA for OrthoPulseTM was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. At this point, we do not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on our ability to sell OrthoPulseTM in the United States in the future. Under the current arrangement, we expect to make a payment of $1.0 million upon final FDA approval and a $1.0 million payment shortly afterwards for the U.S. distribution rights. However, the exact timing of payments are not determinable at this time. We purchased $0.5 million, $0.5 million and $0.8 million in inventory from IMD in the first six months of 2002, and the full year 2001 and 2000, respectively, and we made a $0.5 million investment in IMD (which represents a 5% ownership in the company) in 2001. Although we cannot distribute such inventory in the United States until FDA approval is obtained, we can distribute such inventory in certain other countries. We have recorded a reserve against OrthoPulseTM inventory on-hand in the amount of $0.6 million in the second quarter of 2002 based on our estimates of the impact that the delay in the FDA approval process will have on our ability to sell such inventory in a timely manner.

      The following table lists our contractual obligations for the next 5 years (in thousands):

	Payments Due by Period

		6/29/02-
		12/31/02	2003-2005	2006-2007	2008+

		Less than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	After 5 years

Long-Term Debt(1)	$101,640	$637	$27,077	$—	$73,926
Operating Leases	13,028	1,285	7,684	4,059	—
Other Long-Term Obligations(2)(3)	800	350	450	—	—

Total Contractual Cash Obligations	$115,468	$2,272	$35,211	$4,059	$73,926

(1)	Represents scheduled principal payments for the remainder of 2002 through 2005 under the term loan portion of our bank credit facility and the senior subordinated note repayment, net of unamortized discount, after 2008.

(2)	Represents remaining payments and expected payments in connection with terminated domestic distribution agreements ($100,000 on July 1 and October 1, 2002, respectively) and minimum royalty payments of $150,000 for 2002 through 2005.

(3)	Does not reflect any future payments to IMD which are contingent on FDA approval of the OrthoPulseTM product.

      As part of our strategy, we may pursue acquisitions, investments and strategic alliances. We may require new sources of financing to consummate any such transactions, including additional debt or equity financing. We cannot assure you that such additional sources of financing will be available on acceptable terms, if at all. In addition, we may not be able to consummate any such transactions due to the operating and financial restrictions and covenants in our bank credit facility and the indenture governing our senior subordinated notes.

      Our ability to satisfy our debt obligations and to pay principal and interest on our indebtedness, fund working capital requirements and make anticipated capital expenditures will depend on our future performance, which is subject to general economic, financial and other factors, some of which are beyond our control. Management believes that based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds including the availability of borrowings under the revolving bank credit facility, will be adequate for at least the next twelve months to make required payments of principal and interest on our indebtedness, to fund anticipated capital expenditures and for working capital requirements. There can be no assurance, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under the revolving bank credit facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. In such event, we may need to raise additional funds through public or private equity or debt financings. We cannot assure you that any such funds will be available to us on favorable terms or at all.

      As of June 29, 2002, we had available a total of approximately $23.3 million in cash and cash equivalents and $25.0 million available under the revolving bank credit facility. For the second half of 2002, we expect to spend a total of approximately $9.7 million for the following requirements:

•	approximately $6.4 million scheduled principal and interest payments on our bank credit facility and the senior subordinated notes; and

•	approximately $3.3 million for capital expenditures.

      We expect to make other general corporate payments in the second half of 2002.

Obligations Under Joint Venture Agreement

      Under the shareholders agreement dated April 5, 2001 executed in connection with the establishment of our 60% owned Australian subsidiary, we are required to fund additional working capital needs by way of equity and/or loans in an amount proportionate to our ownership of dj Australia. Upon the third anniversary of this agreement and upon each anniversary thereafter, we may become obligated under certain circumstances to acquire all the remaining shares of dj Australia for a purchase price provided in the shareholders agreement.

Market Risk

      We are exposed to certain market risks as part of our ongoing business operations. Primary exposure includes changes in interest rates. We are exposed to interest rate risk in connection with the term loans and borrowings under the revolving bank credit facility which bear interest at floating rates based on London Inter-Bank Offered Rate (LIBOR) or the prime rate plus an applicable borrowing margin. We manage our interest rate risk by balancing the amount of fixed and variable debt. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for variable rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. As of June 29, 2002, we had $75.0 million principal amount of fixed rate debt represented by our senior subordinated notes and $36.5 million of variable rate debt represented by borrowings under the bank credit facility (at an interest rate of 4.6% at June 29, 2002). Based on our current balance outstanding under the bank credit facility, an immediate change of one percentage point in the applicable interest rate would cause an increase or decrease in interest expense of approximately $0.4 million on an annual basis. At June 29, 2002, up to $25.0 million of variable rate borrowings were available under the revolving bank credit facility. We may use derivative financial instruments, where appropriate, to manage our interest rate risks. However, as a matter of policy, we do not enter into derivative or other financial investments for trading or speculative purposes.

      In March 2001, we began selling products through our Australian subsidiary in Australian dollars. Commencing January 1, 2002, we began selling products through our subsidiaries in Germany and the United Kingdom in Euros and Pounds Sterling, respectively and, commencing May 7, 2002, we began selling products through our subsidiary in Canada in Canadian Dollars. International sales in the six months ended June 29, 2002 were favorably impacted by foreign currency exchange fluctuations with the weakening of the U.S. dollar against the Euro. In the six months ended June 30, 2001, the volume and product mix of international sales was indirectly adversely impacted by foreign currency exchange fluctuations as the strengthening of the U.S. dollar against the Euro effectively increased the cost of our products to our European third-party distributors. As we begin to further directly distribute our products in other selected foreign countries, we expect that future sales of our products in these markets will be denominated in the applicable foreign currencies which would cause currency fluctuations to more directly impact our operating results. We may seek to reduce the potential impact of currency fluctuations on our business through hedging transactions.

      Our distribution and purchase agreement with IMD has provisions tied to the fluctuation of the Euro. In the event the value of the Euro in U.S. dollars on the date of payment of a $2.0 million licensing fee to be paid by us after final FDA approval of OrthoPulseTM is obtained changes from a specified rate, IMD reserves the right to adjust pricing on future products purchased by us from IMD to reflect the exchange rate in effect at that time. We may mitigate these risks by entering into hedging transactions.

Seasonality

      We generally record our highest net revenues in the first and fourth quarters due to the greater number of orthopedic surgeries and injuries resulting from increased sports activity, particularly football and skiing. In addition, during the fourth quarter, a patient has a greater likelihood of having satisfied his annual insurance deductible than in the first three-quarters of the year, and thus there is an increase in the number of elective orthopedic surgeries. Conversely, we generally have lower net revenues during the second and third quarters as a result of decreased sports activity and fewer orthopedic surgeries. Our results of operations would be adversely and disproportionately affected if our sales were substantially lower than those normally expected during the first and fourth quarters. Increases in our net revenues beginning in the third quarter of 2000 reflect the Orthotech acquisition.

Recent Accounting Pronouncements

      In July 2001, the FASB issued Statements of Financial Accounting Standards Nos. 141 and 142 (SFAS 141 and SFAS 142), Business Combinations and Goodwill and Other Intangible Assets. SFAS 141 replaces prior accounting standards and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment write-off approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. In addition, SFAS 142 requires the completion of a transitional impairment test within six months of adoption, with any impairment treated as a cumulative effect of a change in accounting principle as of the date of adoption. We completed the transitional impairment test during the second quarter of 2002 and determined that no impairment existed as of the date of adoption. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Effective January 1, 2002, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for separate recognition under SFAS 141 have been reclassified to goodwill.

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS

121 did not address the accounting for a segment of a business accounted for as a discontinued operation under Accounting Principles Board (APB) No. 30, Reporting The Results of Operations — Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 as of the beginning of fiscal 2002 (see note 5 to our unaudited consolidated financial statements).

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 (SFAS 145), Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Besides rescinding the three FASB Statements, this Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We adopted SFAS 145 in the three months ended June 29, 2002. The adoption of SFAS 145 on our financial statements was not material.

      On July 30, 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in this Statement is that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3.

      This Statement also establishes that fair value is the objective for initial measurement of the liability. Severance pay under SFAS 146, in many cases, would be recognized over time rather than up front. The FASB decided that if the benefit arrangement requires employees to render future service beyond a “minimum retention period” a liability should be recognized as employees render service over the future service period even if the benefit formula used to calculate an employee’s termination benefit is based on length of service. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We are currently evaluating the timing of our adoption of SFAS 146.

BUSINESS

Overview

      We are a global orthopedic sports medicine company specializing in the design, manufacture and marketing of surgical and non-surgical products and services that repair, regenerate and rehabilitate soft tissue and bone, help protect against injury, and treat osteoarthritis of the knee. Osteoarthritis is a form of damage to or degeneration of the articular surface of a joint. Our broad range of over 600 existing products, many of which are based on proprietary technologies, includes rigid knee braces, soft goods, specialty and other complementary orthopedic products and our line of surgical products. These products provide solutions for patients and orthopedic sports medicine professionals throughout the patient’s continuum of care.

      We sell our products in over 44 countries, primarily under the DonJoy® and ProCare® brand names, each of which has achieved a high level of brand name recognition within the orthopedic sports medicine market. Our surgical products are marketed primarily under the Alaron SurgicalTM brand name. Numerous professional and amateur athletes, including participants in the NFL, NBA and NCAA, and members of the U.S. Ski and Snowboard Teams of which we are a sponsor, choose to use our products. We believe that our strong relationships with orthopedic sports medicine professionals, leading market positions, strong brand names, reputation for quality, broad product lines, established distribution networks and commitment to research and development provide significant opportunities to grow revenues and earnings. For 2001 and the first six months of 2002, our net revenues were $169.2 million and $90.1 million, respectively.

      Our product lines provide a range of treatment during the orthopedic recovery process, from rigid knee braces and other specialty products which are generally prescribed for use after surgery and during and after rehabilitation to soft goods which are generally used after injury, whether or not surgery is contemplated. These products are also used to reduce the risk of new and repeat injuries. In addition, we now offer products for the repair stage of the patient’s continuum of care with our surgical products. In the future, we plan to pursue the development of an additional line of products for the regeneration of bone and soft tissue, including a bone growth stimulator.

Rehabilitation

•	Rigid Knee Braces. Our rigid knee braces include ligament braces, which provide support for knee ligament instabilities, post-operative braces, which provide both knee immobilization and a protected range of motion, and osteoarthritic braces, which provide relief of knee pain due to osteoarthritis. These technologically advanced products are generally prescribed by orthopedic sports medicine surgeons. Our rigid knee braces are either customized braces, utilizing basic frames which are then custom-manufactured to fit a patient’s particular measurements, or are standard braces which are available “off-the-shelf” in various sizes and can be easily adjusted to fit the patient in the orthopedic professional’s office. We also offer a complete rehabilitation system that facilitates the progression of patient rehabilitation in a home or clinical setting by motivating and improving patient compliance through continuous feedback and recorded home exercise sessions.

•	Soft Goods. Our soft goods products, most of which are constructed from fabric or neoprene materials, provide support and/or heat retention and compression of the knee, ankle, back and upper extremities, including the shoulder, elbow, neck and wrist.

•	Specialty and Other Complementary Orthopedic Products. Our portfolio of specialty and other complementary orthopedic products includes two post-surgery systems: a continuous cold therapy system to assist in the reduction of pain and swelling; and a pain management delivery system that employs ambulatory infusion pumps for the delivery of local anesthetic to the surgical site. Also included within this product category are lower extremity fracture boots, which are an alternative to lower extremity casting, and upper extremity shoulder and arm braces and slings.

Repair

•	Surgical Products. Our surgical products are used to repair soft tissue and cartilage. Products used during ACL reconstruction include surgical screws made from a next-generation composite bioabsorbable material, titanium surgical screws, hamstring graft anchors designed to reduce surgical procedure time and a suture fixation device that allows the surgeon to adjust the tension of the graft. We have also introduced a cartilage repair system used for transplanting the patient’s own healthy knee cartilage into damaged areas of the knee joint. We received FDA clearance to market an adjustable high tibial osteotomy plate used to surgically realign, and reduce pain in, the osteoarthritic knee.

Regeneration

•	Bone Growth Stimulation. Our bone growth stimulator is undergoing the regulatory approval process. The bone growth stimulator utilizes electromagnetic field technology to aid in healing fractures and, unlike competitors’ products, is intended to be worn by patients continuously as part of a bracing or cast system. On July 1, 2002, notification was received from the FDA that the premarket approval application (PMA) for the OrthoPulseTM bone growth stimulator product was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. Without approval of the PMA by the FDA, marketing of the OrthoPulseTM product in the United States cannot proceed. Although we cannot distribute such inventory in the United States until FDA approval is obtained, we can distribute such inventory in certain other countries. At this point, we do not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on our ability to sell OrthoPulseTM in the United States in the future.

      We sell our DonJoy® products primarily to orthopedic sports medicine surgeons, orthotic and prosthetic centers, hospitals, surgery centers, physical therapists and trainers to meet the specific needs of their patients. We sell our ProCare® products under private label brand names primarily to third-party distributors who generally resell our products to large hospital chains, hospital buying groups, primary care networks and orthopedic physicians. Our surgical products is being marketed to orthopedic sports medicine surgeons, hospitals and surgery centers.

The Orthopedic Sports Medicine Market

      The orthopedic products industry generated estimated worldwide sales of $13.1 billion in 2000. We estimate that the segments of the orthopedic sports medicine market that we are targeting accounted for over $3 billion of these sales. This market is served by over 5,000 orthopedic surgeons in the United States who cite sports medicine as an area of concentration and practice focus. In addition, we believe that outside the United States another approximately 5,000 orthopedic surgeons are actively engaged in orthopedic sports medicine. The orthopedic sports medicine market encompasses a broad range of product segments addressing the repair, regeneration and rehabilitation of soft tissue and bone and the treatment of osteoarthritis, as described below:

      Repair. The repair segment is comprised of products and services used during a surgical procedure to repair bone or soft tissue or to reconstruct joints in the treatment of osteoarthritis. Major product categories in the repair segment include:

•	suture anchors, tissue anchors, interference screws, and other soft tissue repair devices;

•	arthroscopy equipment and surgical instruments;

•	bone pins, screws, bone graft materials and other fracture fixation devices; and

•	total joint implants.

      Regeneration. Products in this segment are used to stimulate the body to regenerate bone or cartilage. For example, bone growth stimulators apply an electromagnetic field to facilitate the healing of fractures. Similar technology may assist the body in forming new cartilage for the treatment of osteoarthritis.

      Rehabilitation. These products are used to assist the patient in the recovery from an injury or a surgical procedure and/or to protect against re-injury or damage to the surgical repair site. Rehabilitation products include:

•	knee, shoulder, ankle and wrist braces;

•	neoprene supports; and

•	physical therapy equipment.

      We estimate that the portions of the repair, regeneration and rehabilitation segments that we are targeting represent approximately 60%, 10% and 30% of the orthopedic sports medicine market, based on worldwide sales in 2000. We believe revenues in the U.S. orthopedic sports medicine market grew at a rate of 7% to 9% in 1999, 2000 and 2001 and that they will continue to grow at a similar rate for the next several years.

      The growth of the orthopedic sports medicine market is being driven by:

•	increased participation in exercise, sports and other physical activity by all age groups;

•	the aging “baby boomer” population, including adults suffering from osteoarthritis;

•	heightened expectations for less intrusive therapies and more rapid and complete recoveries to highly active lifestyles and high quality of life expectations;

•	a growing awareness of the importance of prevention and rehabilitation of orthopedic injuries; and

•	growth in the number of orthopedic surgery fellowship programs specializing in sports medicine from 10% in 1991 to 21% in 2001.

      According to the American Association of Orthopedic Surgeons, approximately 11% of all injuries in the United States, or 6.6 million annually, are sports injuries and nearly three out of four orthopedic patients are under the age of 65.

Competitive Strengths

      We believe that our competitive strengths will enable us to grow our revenues and profitability. Our competitive strengths are:

      Broad Product Offering in the Orthopedic Sports Medicine Market with Leading U.S. Market Positions for a Number of our Core Rehabilitation Products. We offer a broad range of over 600 products to orthopedic sports medicine surgeons and their allied healthcare professionals. Our existing and planned future products provide solutions to patients and orthopedic professionals in addressing the various stages of the orthopedic repair, regeneration and rehabilitation process. Over 95% of our 2001 revenues were derived from our concentrated focus on the orthopedic sports medicine market.

      Our dedication to quality has contributed to achievement of a leading market position within the United States in a number of our core rehabilitation products. The following table sets forth our leading U.S. market positions for certain of our core rehabilitation products based on 2000 U.S. non-retail sales.

	Estimated
	U.S. Market	Market
Product	Share	Position

Ligament braces	38%	1
Post-operative braces	24%	1
Fracture boots	27%	2
Pain management systems	26%	2
Osteoarthritic braces	21%	2
Soft goods	18%	2
Rigid ankle supports	9%	2

      Long Standing, Loyal Relationships with Orthopedic Sports Medicine Surgeons and their Allied Healthcare Professionals. We are focused exclusively on serving orthopedic sports medicine surgeons and their allied healthcare professionals. We have established long-standing and loyal relationships with our orthopedic sports medicine customers by expanding and enhancing our product lines, as well as through our focused sales, customer service and research and development efforts. These relationships have contributed to the revenue growth we have achieved in each of the last five years and our current leading U.S. market position in a number of our core rehabilitation products. We host numerous orthopedic sports medicine surgeons at our biomechanical laboratory and our surgical techniques laboratory, which allows us to further enhance our relationships with our primary customers. Our OfficeCare® program further allows us to continue to build our relationships with orthopedic sports medicine surgeons.

      The strength of our relationships with orthopedic sports medicine surgeons is also evident in the use of our products by 39 accredited sports medicine fellowship programs in North America. We maintain close relationships with 34 of these programs and supply all or a significant portion of the bracing and soft goods products to these programs, including four through the OfficeCare® program. These centers are important in setting standards of care in the field of sports medicine, because the fellowships they sponsor enable new orthopedic surgeons to learn the latest techniques, treatments, products and tools. On average, these centers have been our customers for at least five years.

      Established Global Marketing and Distribution Networks. In the United States, our DonJoy and Alaron Surgical product lines and services are marketed by approximately 38 commissioned sales organizations, or agents, which employ over 200 sales representatives who are primarily dedicated to the sale of our products to the orthopedic sports medicine. We believe these sales representatives undergo the most focused sales training program specializing in the orthopedic sports medicine market. Our sales representatives use their technical expertise to market our products to orthopedic sports medicine surgeons, orthotic and prosthetic centers, hospitals, surgery centers, physical therapists and trainers. We sell our ProCare® products to some of the largest national third-party distributors, including Owens & Minor Inc., McKesson/HBOC, Allegiance Healthcare, a subsidiary of Cardinal Health Inc., and PSS World Medical Inc., as well as to regional medical surgical dealers and medical products buying groups. We have also entered into national contracts for DonJoy® and ProCare® products to large healthcare providers and buying groups. We believe that our strong distribution networks in the United States, along with our OfficeCare® program, provide us with an established base from which to introduce new or enhanced products and expand sales of existing product lines. Our products are currently sold through wholly or partially owned foreign subsidiaries in Germany, the United Kingdom, Australia and Canada which employ 41 sales representatives and a global network of 45 independent distributors which employ 135 sales representatives who focus on building strong relationships with our target customers. These independent distributors include seven remaining Smith & Nephew sales organizations which distribute our products in some smaller foreign markets. Internationally, we expect to distribute our products through a network of partially or wholly owned distributors in key countries.

      Strong Brand Name Recognition and Reputation for Quality. We believe DonJoy® is the most recognized brand name of knee braces in the orthopedic sports medicine market. In addition, our ProCare® brand name is well recognized by third-party distributors of soft goods in the orthopedic sports medicine market. Our surgical products are marketed primarily under the Alaron SurgicalTM brand name. We also sell a variety of other third-party brands through our OfficeCare® program. Our other trademarks include product names that are well known among sports medicine professionals, which we believe provides us with a significant competitive advantage. Our products are known for their design, quality construction and durability. Our braces are used by a number of high profile professional and amateur athletes and NCAA athletic programs. We are also the official and exclusive supplier of braces and supports to the U.S. Ski and Snowboard Teams and we believe we are the leading supplier of knee braces to players in the NFL.

      Successful Record of New Product Innovation and Development. We have developed a reputation as an innovator of orthopedic sports medicine products. During 2001 and the six months ended June 30, 2002, 30% and 17%, respectively, of our net revenues, excluding freight revenues, in the rigid knee segment, and a small percentage of net revenues in the soft goods product and specialty and other complementary product segments, were comprised of products introduced since 1999. Our line of surgical products reflects our continuing commitment to the orthopedic sports medicine surgeon. We own or have licensing rights to more than 60 U.S. and foreign patents, including a U.S. patent covering the “Four Points of Leverage” system, which is a unique element in the design of our ligament braces. In addition, we maintain close relationships with a number of widely recognized orthopedic sports medicine surgeons and sports medicine specialists who assist in product research and development. These professionals often become product champions, speaking about our products at medical seminars, assisting in the training of other professionals in the use and/or fitting of the products and providing us with feedback on the industry’s acceptance of the new products.

      Scalable, Efficient Infrastructure to Support our Growth. Through implementation of an advanced enterprise resource planning system, continuing implementation of manufacturing techniques designed to reduce lead times and work-in-process inventory, and expansions of our facilities in Vista, California and Tijuana, Mexico, we have developed a manufacturing and operational infrastructure that is scalable to meet our expected growth. Our investments in our infrastructure have allowed us to become a high-volume, low cost producer for a number of our core rehabilitation products in which we have achieved substantial market share. This infrastructure will also allow us to continue to move portions of our manufacturing operations to our facilities in Mexico to generate additional labor cost savings and utilize the resulting additional capacity in our U.S. facility to manufacture our more technologically advanced products.

      Senior Management Team Experienced in the Core Elements of our Strategy. Mr. Leslie H. Cross, our Chief Executive Officer, and Mr. Michael R. McBrayer, our Senior Vice President — Professional Relations and Business Development, have an average of 18 years of experience with our company. Mr. Cross, our chief Executive Officer, has 34 years of experience in the design, manufacture and marketing of surgical and non-surgical orthopedic products. While at Smith & Nephew, he developed and successfully commercialized products, including a market-leading soft tissue fixation device currently sold by Smith & Nephew.

Strategic Objectives

      Our strategic objectives are to strengthen our leadership position in the orthopedic sports medicine market and to increase our revenues and achieve profitability. We intend to pursue the following strategic initiatives:

•	broaden our market penetration and reach;

•	enhance and grow our core business; and

•	expand our business platform

The key elements of our business strategy include:

      Expanding Existing and Developing New Relationships with Orthopedic Sports Medicine Surgeons and their Allied Healthcare Professionals. Our continuum of care strategy provides a broad product offering to meet the complete product needs of orthopedic sports medicine surgeons and their allied healthcare professionals. We expect to increase our revenues and profitability by leveraging our relationships with our existing orthopedic sports medicine surgeon customers and by developing relationships with additional orthopedic sports medicine surgeons. We believe that our new surgical products will allow us to expand our relationships with our existing orthopedic sports medicine surgeon customers and will give us a new point of entry with orthopedic sports medicine surgeons who are not currently our customers.

      Applying our Research and Development Expertise to Introduce New Products and Product Enhancements. We intend to remain an innovator of orthopedic sports medicine products through our commitment to research and development and our close working relationships with orthopedic professionals by designing, developing and introducing products in each of the repair, regeneration and rehabilitation segments of the orthopedic sports medicine market. Using our materials, process and design expertise in bracing and supports, we will continue to enhance our current range of products to address changing customer needs, emphasizing high quality product designs that will reduce labor and material costs. In addition, we intend to add complementary products through our own research and development efforts and arrangements with third parties. For example, we have introduced two pain management systems, the IceMan® device, a cold therapy system, which we developed, and, more recently, the PainBuster® Pain Management System, a range of ambulatory infusion pumps, which we distribute under a licensing arrangement and which represented our initial entry into the surgical market. We have recently expanded our efforts in this market by introducing new surgical products all of which we distribute under licensing arrangements and have plans to introduce additional surgical products, subject to receipt of necessary FDA approval, over the next several years. In 2001, we released the DonJoy VistaTM Rehabilitation System, a computerized, post-surgical brace designed to optimize a patient’s rehabilitation in the treatment of knee injuries, and the Alaron SurgicalTM line of products that we believe offer improved graft healing over existing bioabsorbable technology.

      Capitalizing on our Extensive U.S. Distribution Networks. We intend to capitalize on the breadth and market focus of our U.S. distribution networks and their experience in selling our DonJoy® and ProCare® products to sell our higher margin products and product enhancements, including our Alaron SurgicalTM line of products. In addition, our OfficeCare® program provides an extensive platform for the introduction of our products to the sports medicine surgeons.

      Growing International Revenues and Profits through the Selective Replacement of our Third-Party Distributors with Direct Representation in Key Countries. We intend to increase our international revenues and profits by selectively replacing our third-party independent distributors with wholly or partially-owned distributorships or joint ventures in key countries where we believe the opportunity for growth is significant due to high per capita healthcare spending. We believe that more direct control of the distribution networks in these countries will allow us to accelerate the launch of new products and product enhancements, to benefit from the sale of our higher margin, value added products and to capture the distributor’s margin. The establishment of our Australian subsidiary in March 2001 and our transition to direct distribution in Germany and the United Kingdom effective January 1, 2002 and our transition to direct distribution in Canada effective May 7, 2002, represent our initial steps in pursuing this strategy. We market products in over 44 countries, primarily in Europe, Australia, Canada and Japan, primarily under the DonJoy® and ProCare® brand names. In addition, we market our surgical products primarily under the Alaron SurgicalTM brand in Australia. International sales accounted for approximately 11% and 13% of our net revenues, excluding freight revenue, in 2001 and the first six months of 2002, respectively. In addition to our four foreign subsidiaries, we sell and distribute our products in foreign markets through 44 independent distributors. These independent distributors include seven remaining Smith & Nephew sales organizations which distribute our products in some smaller foreign markets.

      Increasing Margins by Capitalizing on the Recent Investments in our Infrastructure and Operating Efficiencies. We intend to capitalize on the recent investments in our infrastructure and build upon improved operating efficiencies to enhance gross margins. By upgrading our computer systems to achieve more efficient business processes, we expect to achieve more efficient customer order fulfillment and reduced overhead and working capital requirements. We have recently completed the process of converting our manufacturing into product focused work teams, which we describe as lean manufacturing, which will reduce direct labor and overhead costs. We are also in the process of further vertical integration and are automating our manufacturing operations through the use of more technologically advanced fabrication and assembly equipment. In addition, we will continue to move portions of our labor intensive operations to our facilities in Mexico to generate labor cost savings, thereby allowing us to use the resulting additional capacity in our U.S. facility to manufacture our more technologically advanced products. We have converted our manufacturing scheduling to produce finished goods on customer demand and are in the process of converting our procurement process to enable us to replenish our supply of raw materials upon usage. Both processes will allow us to decrease the level of inventory necessary to operate the business as well as reduce the risk of excess and obsolete inventory. We will continue to rationalize the raw materials used in the production of our existing products, thereby enabling us to leverage our purchasing power. We also plan to achieve cost savings by further reducing the number of stock keeping units (SKUs) without impacting service or breadth of our product range. Additionally, we have commenced the process of streamlining our organization and improving our cost structure by consolidating certain executive positions and corporate functions. In addition, we have engaged AlixPartners, LLC, a company specializing in corporate performance improvements, to expedite the development of a financial and operating performance improvement program. An objective of the performance improvement program is to reduce both costs of goods sold and operating expenses as a percentage of our net revenues in future periods, after the related costs of such program have been incurred.

      Pursuing Strategic Growth Opportunities by Acquiring or Licensing Complementary Products and Technologies. We may continue to acquire or license complementary products and technologies applicable to the orthopedic sports medicine market that will allow us to broaden our product lines and leverage our existing infrastructure, distribution networks, brand name recognition and expertise in research and development. We believe our Alaron and Orthotech acquisitions demonstrate our ability to identify, evaluate and rapidly integrate acquisitions. We will seek growth opportunities through acquisitions, investments or strategic alliances that will:

•	expand our core rehabilitation business;

•	enable us to offer complementary products; and

•	further diversify into the repair and expand research and development efforts in the regeneration segments of the orthopedic sports medicine market.

Products

      We currently offer products in the repair and rehabilitation segments of the orthopedic sports medicine market and intend to offer, subject to necessary FDA approvals, products in the regeneration segment of the orthopedic sports medicine market. Our broad offering of over 600 products provides a range of solutions for patients and orthopedic professionals during various stages of the orthopedic treatment and rehabilitation. Our reportable segments are rigid knee braces and soft goods rehabilitation products. In addition, we offer a growing number of specialty and other complementary orthopedic products. Our product lines provide a range of treatment during the orthopedic recovery process, from rigid knee braces and other specialty products which are generally prescribed for use after surgery and during and after rehabilitation to soft goods which are generally used after injury, whether or not surgery is contemplated. Our Alaron SurgicalTM line of products now allows us to offer products for the repair stage of the patient’s continuum of care. In addition, we also sell a variety of third-party brands through our OfficeCare® program and through distributor agreements in Australia.

Rehabilitation

Rigid Knee Bracing

      We design, manufacture and market a broad range of rigid knee bracing products, including ligament braces, post-operative braces and osteoarthritic braces. These technologically advanced products are generally prescribed to a patient by an orthopedic sport medicine surgeon. Our rigid knee braces are either customized braces, utilizing basic frames which are then custom-manufactured to fit a patient’s particular measurements, or are standard braces which are available “off-the-shelf” in various sizes and can be easily adjusted to fit the patient in the orthopedic professional’s office. Rigid knee bracing products represented approximately 39% and 40% of our net revenues, excluding freight revenue, for the year ended December 31, 2001 and the first six months of 2002, respectively.

      Ligament Braces. Ligament braces provide durable support for moderate to severe knee ligament instabilities to help patients regain range of motion capability so they can successfully complete rehabilitation and resume the activities of daily living after knee surgery or injury. They are generally prescribed six to eight weeks after knee surgery, often after use of a more restrictive post-operative brace. Our ligament braces can also be used to support the normal functioning of the knee. Our ligament bracing product line includes premium customized braces generally designed for strenuous athletic activity and off-the-shelf braces generally designed for use in less rigorous activity. All of our ligament braces are designed using our patented “Four Points of Leverage” system. This system exerts a force on the upper portion of the tibia, which, in turn, reduces strain on the damaged, reconstructed or torn ligament. Our U.S. Patent covering the “Four Points of Leverage” system expires in January 2005.

      Post-operative Braces. Post-operative braces limit a patient’s range of motion after knee surgery and protect the repaired ligaments/ joints from stress and strain which would slow or prevent a healthy healing process. The products within this line provide both immobilization and a protected range of motion, depending on the rehabilitation protocol prescribed by the orthopedic sports medicine surgeon. Our post-operative bracing product line includes a range of premium to lower-priced off-the-shelf braces and accessory products.

      Osteoarthritic Braces. Osteoarthritic braces are used to treat patients suffering from osteoarthritis. Our line of customized and off-the-shelf osteoarthritic braces is designed to shift the resultant load going through the knee, providing additional stability and reducing pain, and in some cases may serve as a cost-efficient alternative to total knee replacement.

      On June 7, 2002, a patent infringement action was filed against us and our former parent, Smith & Nephew by Generation II Orthotics Inc. and Generation II USA Inc. (collectively “GII”). The suit alleges that we and Smith & Nephew willfully infringed, and are infringing, certain patents held by GII by manufacturing, using and selling certain orthopedic knee braces for the treatment of unicompartmental osteoarthritis. The lawsuit seeks unspecified monetary damages and an injunction to prevent us from infringing the patents and from selling the relevant knee brace braces. We believe the claims are without merit and intend to defend the action vigorously. There can be no assurance that we will be successful in this litigation.

      DonJoy VistaTM Rehabilitation System. The patented DonJoy VistaTM Rehabilitation System facilitates patient rehabilitation in a home or clinical setting by motivating and improving compliance of patients through continuous feedback and recorded home exercise sessions. It is the first and only system using a unique hand-held patient device to monitor home rehabilitation exercise programs and assist clinicians and patients in assessing individual rehabilitation. The DonJoy VistaTM Rehabilitation System is comprised of three main components: customized clinician software, a hand-held patient device and an instrumental telescoping post-operative brace. The customized clinician software allows surgeons or physical therapists to create individual exercise programs that are transferred to the patient device. The hand-held device guides patients through a prescribed exercise with visual cues and feedback. The instrumental telescoping device is equipped to measure the range of motion and load while reporting data to the hand-held patient device during exercises.

      The following table sets forth information on our primary products within the three rigid knee bracing product lines, all of which are sold under the DonJoy® brand name and a new product category for the DonJoy VistaTM technology:

		Year
Product	Category	Introduced	Function/Description

Defiance®	Ligament Instability Osteoarthritis	1992	Our flagship knee brace, custom fitted to patient measurements. Available in a broad range of colors and patterns. Designed for strenuous athletic and work activity.
LegendTM	Ligament Instability	1995	Sturdy, patient ready brace available in seven sizes with a rugged rubberized coating. Designed for both athletic and work activity.
4TITUDE®	Ligament Instability	1999	Our premium patient ready knee brace available in seven sizes and two length options to suit a wider variety of patient requirements. Features include a low profile, light weight, and high durability.
Enhanced PlaymakerTM	Ligament Instability	2000	Multi-purpose non-rigid brace widely used to address mild to moderate instabilities.
SE 4-pointTM	Ligament Instability	2001	Lower cost, patient ready brace addressing targeted market needs while still delivering DonJoy performance and support.
DonJoy CETM	Ligament Instability	2001	Low cost custom knee product targeted for specialty markets and managed care.

		Year
Product	Category	Introduced	Function/Description

Armor by DonJoy MXTM Armor by DonJoy SkiTM	Ligament Instability	2001	Our newest functional braces in the DonJoy® line, designed by extreme users for extreme users. These braces feature a medial thigh cut-away, swiveling strap tabs, extra strong 1/8 inch thick frame and sport specific accessories.

IROMTM Brace (Improved Range Of Motion)	Post-operative Motion Control and Stability	1992	Used for post-operative management of various knee procedures. Allows for immobilization and/or protected range of motion.
DonJoy ELSTM (Extension Lock Splint)	Post-operative knee support with selective immobilization	1996	Designed to accommodate aggressive rehabilitation, the ELS features a simple slide lock mechanism that can be easily manipulated by the patient.
TROMTM Brace (Total Range Of Motion)	Post-operative Motion Control and Stability	1998	Allows for both immobilization and for protected range of motion after surgery. Features a patented hinge adjustment system for ease of use and patient convenience.
IROM,TM ELSTM , and TROMTM Braces with Telescoping Bars	Post-operative Motion Control and Stability	2001	Adjustable length post-op braces in all hinge designs introduced to reduce customer inventory requirements and offer improved fit and performance features.

OPALTM	Osteoarthritis	1998	Comfortable, lightweight, low profile slip-on brace using DonJoy Drytex material, yet delivering substantial support. Designed for patients with mild to moderate osteoarthritis, or those who are not sure they need a brace.
OAdjuster®	Osteoarthritis	2000	The unique OAdjuster® brace is designed to be patient ready, easy to fit and comfortable to wear. Oadjuster® features a bi-axial hinge that provides ability to shift pressures and load in the knee.
Montana®	Osteoarthritis	2000	Custom cast molded brace acquired from Orthotech provides pain relief for osteoarthritis patients with large cuffs for hard-to-fit patients, a multi-vector hinge and diagonal loading straps for patient adjustment to address pain.
Adjustable OA Defiance TM	Osteoarthritis	2002	Custom double upright OA brace positioned for active aging “baby boomer”. A custom correction is built into the frame with an adjustable telescoping condyle pad that allows the patient to “fine-tune” the load to the demand of the activity. The brace features multiple color schemes and varying lengths.

DonJoy VistaTM Rehabilitation System	Rehabilitation System for patient education, brace, coaching, and real time biofeedback	2001	Features a TROM post-op brace, a hand-held patient data device similar in look and feel to a personal digital device, and custom clinician computer software used to design rehabilitation protocols. Using the system for ligament reconstruction procedures, total joint replacements, and other knee procedures can help the patient, therapist and physician better monitor and measure rehabilitation progress. This system allows for daily rehabilitation sessions for patients with limited medical insurance.

Soft Goods

      Our soft goods products, most of which are fabric or neoprene-based, provide support and/or heat retention and compression for afflictions of the knee, ankle, back and upper extremities, including the shoulder, elbow, neck and wrist. We currently offer products ranging from simple neoprene knee sleeves to complex products that incorporate advanced materials and features such as air-inflated cushions and metal alloy hinge components. Our soft goods products include the RocketSoc®, an ankle support designed for chronic sprains, the Playmaker®, a neoprene knee brace for mild to moderate ligament instabilities, and the Air DonJoy®, a line of knee sleeves with air inflatable cushions designed to treat and ease pain from knee malalignment. Soft goods products represented approximately 38% and 35% of our net revenues, excluding freight revenue, for the year ended December 31, 2001 and the first six months of 2002, respectively.

      The following table sets forth information on our primary soft goods products:

		Year
Product	Category	Introduced	Function/Description

Fracture boots	Post-trauma and post- casting applications for lower leg	1993
Low profile orthotic device designed to provide comfortable stability for acute ankle sprains, soft tissue and stress fractures to the lower leg and ankle, and stable fractures of the ankle. Low profile design allows for proper, natural stride.

ProSTEPTM	Post-trauma and post- casting applications for lower leg	1996
Low cost orthotic device is a one-piece design with open heel to meet specific market needs. Provides stability for acute ankle sprains, soft tissue and stress fractures to the lower leg and ankle, and stable fractures of the ankle.

Playmaker®	Ligament instabilities	1992	Low profile neoprene brace with extended hinge bars is an intermediate-level product that can be used for mild to moderate ACL and/or PCL, MCL and LCL instabilities.

Air DonJoy®	Medial/lateral instabilities	1995
Low cost knee sleeve with air inflatable cushions designed to treat and ease the pain of patellofemoral malalignment, including lateral subluxation and dislocations. Adjustable straps allow for correction of patellar tilt, glide and rotation.

RocketSoc®	Chronic ankle instabilities	1992
Lightweight, low profile device designed to control abnormal plantar flexion and inversion without restricting range of motion. Peroneal forefoot and calcaneal heel lock straps provide unsurpassed support to the anterior talofibular, calcaneofibular and posterior talofibular ligaments.

Stabilizing Ankle Support	Chronic ankle instabilities	1997	Low profile, lace-up design with figure eight strapping locks in heel and provides compressive support to help prevent injury during athletic or daily activities.

COMFORTFORMTM Wrist	Ligament and cumulative trauma applications	1997	Provides comfortable support for the wrist to help reduce pain and inflammation from conditions such as sprains, strains, arthritis and cumulative trauma injuries such as carpal tunnel.
Surround® w/Air Ankle	Post-trauma and chronic ankle instabilities	2001
Rigid ankle stirrup design with pre-inflated air bladder lined with compressive foam to provide support and compression to swollen tissue. While walking, air bladder compresses the joint to reduce swelling.

Specialty and Other Complementary Orthopedic Products

      We have a portfolio of specialty and other complementary orthopedic products designed to facilitate orthopedic rehabilitation, including cold therapy systems, pain management systems, lower extremity fracture boots, upper extremity braces, and other related products and accessories. These products represented approximately 23% and 24% of our net revenues, excluding freight revenue, for the year ended December 31, 2001 and the first six months of 2002, respectively.

      Cold therapy systems. We manufacture, market and sell the IceMan® device, a cold therapy product, which was introduced in 1996, as well as other cold therapy products such as ice packs and wraps. The IceMan® product is a portable device used after surgery or injury to reduce swelling, minimize the need for post-operative pain medications and accelerate the rehabilitation process. The product consists of a durable quiet pump and control system, which is used to circulate cold water from a reservoir to a pad which is designed to fit the injured area, such as the ankle, knee or shoulder. The IceMan® product uses a patented circulation system to provide constant fluid flow rates, thereby minimizing temperature fluctuations which can reduce device effectiveness and create the potential for tissue or nerve damage.

      Pain management systems. We are a North American orthopedic distributor of the PainBuster® Pain Management Systems, which are used after surgical procedures. These pain management and relief systems provide a continuous infusion of local anesthetic dispensed by the physician directly into the surgical site following surgical procedures. The portable PainBuster® Pain Management Systems consist of a range of introducer needles, catheters for easy insertion and connection during surgery and pumps for continuous infusion for up to 72 hours. The PainBuster® Pain Management Systems are intended to provide direct pain relief, reduce hospital stays and allow earlier and greater ambulation. Our distribution rights for these products terminate at the end of 2003, unless extended.

      Lower extremity fracture boots. These products are boots which fit on a patient’s foot and provide comfort and stability for ankle and foot injuries. Because they can be removed for bathing or therapy, our fracture boots are used as an alternative to traditional casts. Sales of fracture boots represented approximately 61% and 56% of the net revenues, excluding freight revenue, of specialty and other complementary orthopedic products for the year ended December 31, 2001 and the first six months of 2002, respectively.

      Upper extremity braces. We offer a line of shoulder and arm braces and slings, including the Quadrant® Shoulder Brace and the UltraSling®. The Quadrant® Shoulder Brace is technologically advanced and designed for immobilization after shoulder surgery and allows for controlled motion. The UltraSling® is a durable oversized sling, which offers lower-priced immobilization and support for mild shoulder sprains and strains.

Repair

Surgical Products

      In March 2001, we introduced our surgical products in Australia, including a knee replacement system, along with other minor surgical products. On August 1, 2001 we introduced a more comprehensive line of surgical products for ligament and cartilage repair. These products are sold primarily through our DonJoy® salesforce in the United States, supported by the procedure specific kit program system obtained in the Alaron acquisition. These products are sold exclusively in Australia through our 60% owned Australian subsidiary.

      Knee replacement system. We distribute a total knee replacement system from an Australian manufacturer. This system allows a surgeon to reconstruct knee joints that have deteriorated due to injury or disease. We currently market this product in Australia. On May 24, 2002, we submitted an application to obtain 510(k) clearance from the FDA to market our knee replacement system in the United States. There can be no assurance that we will be able to obtain regulatory approval for our knee replacement system in the United States.

      Soft tissue repair. We have exclusive U.S. distribution rights until April 2006, unless extended, for knee ligament fixation screws manufactured from a next-generation bioabsorbable material offering improved graft healing over existing bioabsorbable technology. On August 1, 2001 we introduced two graft fixation screws under the BiLokTM name for ACL repair. We also introduced a line of titanium graft fixation screws for surgeons who prefer a metallic device, as well as a suture anchor that allows for post-fixation tensioning of the graft. These fixation devices are supported with a high quality set of surgical instruments for performing ACL repair that we purchase from a German manufacturer. Other graft fixation devices are planned for introduction in the near future.

      Cartilage repair. On August 1, 2001, we also introduced the ProCartTM system for transplanting healthy knee cartilage to repair a cartilage defect in the knee. The ProCartTM system consists of the surgical instruments needed to perform the procedure and single use devices used in the transplantation process. We market the ProCartTM system in the United States for a German surgical products manufacturer. In August 2002, we voluntarily removed one product within this system from our distribution channels due to problems one physician experienced in using the product. Specifically, the handle of one type of surgical instrument used to perform the procedure broke during the physician’s use of the instrument. In addition, we filed with the FDA a medical device report (MDR) describing these problems. We currently are working with the third-party manufacturer of the product to resolve the problem, but we cannot predict if or when such problem will be resolved or if distribution of the system containing this product will resume.

      The following table sets forth our primary surgical products:

		Year
Product	Category	Introduced	Function/Description

BiLokTM	Interference Screw- Bioabsorbable	2001	Composite absorbable interference screw for ACL/PCL repair. Offered in femoral (tapered/headed) and tibial (non-tapered/ parallel-sided) configurations.
EndoLokTM	Interference Screw-Titanium	2001	Titanium interference screw for ACL/PCL repair. Tubular, tapered, with rounded head and thread design.

DuraFixTM	Graft Anchor for ACL Reconstruction	2001	Anchoring system for fixation of hamstring grafts in ACL repair.
EndoLok TPSTM	Graft Anchor for ACL Reconstruction	2001	Post screw for graft fixation in ACL repair. Suture disk for fixation of ACL repair.
TwisterTM Suture Disk	Suture/Graft Anchor for ACL Reconstruction	2001	Tensioning device allows for adjustment of graft tension.

Cruciate Ligament Repair System	ACL Repair Support System	2001	Flexible instrument and accessory system for ACL repair.

ProCartTM System	Cartilage Transplantation System	2001	Instruments and single use devices for cartilage repair.

ActiveKneeTM Knee Replacement System	Knee Replacement System	2001	System for replacement of damaged knee cartilage.

Research and Development

      Our internal research and development program is aimed at developing and enhancing products, processes and technologies in order to remain an innovator in the orthopedic sports medicine market. Our research and development expenditures were $2.1 million, $2.5 million, $2.2 million and $1.2 million in 1999, 2000 and 2001 and the first six months of 2002, respectively.

      Our research and development activities are conducted in our Vista facility by a group of 9 product engineers and designers who have an average of 10 years experience in developing and designing products using advanced technologies, processes and materials. The research and development team uses computational tools and computer aided design (CAD) systems during the development process which allow a design to be directly produced on computer-based fabrication equipment, reducing both production time and costs.

      Our current research and development activities are focused on using new materials, innovative designs and state of the art manufacturing processes to develop new products and to enhance our existing products. We are also pursuing strategic initiatives to identify areas for technological innovation and to develop products that improve rehabilitation by utilizing advanced technologies. We have engineers focused on the development of products for the repair and regeneration segments. In 2001, we entered into an agreement with I.M.D., b.v. to distribute a bone growth stimulator, OrthoPulseTM. This product is currently undergoing the FDA regulatory approval process. On July 1, 2002, notification was received from the FDA that the premarket (PMA) for the OrthoPulseTM bone growth stimulator product was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. Without approval of the PMA by the FDA, marketing of the OrthoPulseTM product in the United States cannot proceed. Although we cannot distribute such inventory in the United States until FDA approval is obtained, we can distribute such inventory in certain other countries. At this point, we do not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on our ability to sell OrthoPulseTM in the United States in the future.

      We have developed and maintain close relationships with a number of widely recognized orthopedic sports medicine surgeons and sports medicine specialists who assist in product research, development and marketing. These professionals often become product champions, speaking about our products at medical seminars, assisting in the training of other professionals in the use and/or fitting of the products and providing us with feedback on the industry’s acceptance of the new products. Some of these surgeons and specialists who participate in the design of products and/or provide consulting services have contractual relationships with us under which they receive royalty payments or consultant fees in connection with the development of particular products with which they have been involved.

      We maintain the Clinical Education Research Facility (CERF) Laboratory in the Vista facility, which is used by orthopedic sports medicine surgeons to evaluate our soft tissue repair products in a simulated surgical setting and practice surgical techniques. These surgeons often provide us with feedback which assists us in the development and enhancement of products. In addition, we utilize our biomechanical laboratory in the Vista facility to test the effectiveness of our products. U.S. based and international surgeons/ researchers collaborate with the research staff to perform biomechanical testing. The tests are designed to demonstrate the functionality of new products and the effectiveness of new surgical procedures. State of the art mechanical models are used to simulate behavior of normal, injured and osteoarthritic knees and look at the performance of new product designs as well as competitive products. We host numerous orthopedic sports medicine surgeons at our biomechanical laboratory and our surgical techniques laboratory, which allows professionals to practice procedures and then to measure the effectiveness of those procedures. In addition, we provide external clinical and academic research grants to leading healthcare professionals and institutions. The focus of these projects is to evaluate treatments on specific patient populations, for example, patients who have completed knee surgery or who have osteoarthritis. Recent projects include measurement of ACL strain with and without brace use, patient outcome after ACL surgery with and without brace use, strength of ACL fixation devices, and cold therapy effectiveness.

      In addition to our internal research and development efforts, we have entered into a number of technology licensing arrangements with third parties that provide us innovative technologies and processes for the manufacture and development of our products. Finally, we also act as the U.S. distributor of a number of products that are manufactured by others.

Sales, Marketing and Distribution

      We distribute our products in the United States and international markets primarily through networks of agents and distributors who market and sell to orthopedic sports medicine surgeons, orthotic and prosthetic centers, third-party distributors, hospitals, surgery centers, physical therapists and trainers within the orthopedic sports medicine community. Our products are used by people who have sustained an orthopedic injury. In addition, our products are used by people who have recently completed an orthopedic surgical procedure and/or suffer from osteoarthritis and to help protect against injury. In addition, a number of high profile professional and amateur athletes who participate in sports such as football, basketball and skiing, choose to use our products. We are the official and exclusive supplier of braces and supports to the U.S. Ski and Snowboard Teams. In addition, we believe we are the leading supplier of knee braces to players in the

NFL. No individual agent or distributor accounted for 10% or more of our net revenues for the year ended December 31, 2001 and for the first six months of 2002.

      In 2001, we introduced the Knee GuaranteeTM program, in relation to our Defiance® knee brace. The Knee GuaranteeTM program will, in specified instances, cover a patient’s insurance deductible up to $1,000, or give uninsured patients $1,000, towards surgery should an ACL re-injury occur while wearing the brace. As of June 29, 2002, claims under this program were minimal.

Third-Party Reimbursement; Healthcare Reform; Managed Care

      While changes to healthcare payment systems and the advent of managed care has impacted the orthopedic market, its impact on the orthopedic market has not been as dramatic as experienced by other sectors of the healthcare market, such as long term care. In recent years, efforts to control Medicare costs within the United States have included some heightened scrutiny of certain reimbursement codes. Devices are classified into categories of reimbursement codes, which in turn determine the devices’ reimbursement levels. Reimbursement for products may also be packaged with codes for physician services related to orthopedic procedures. Reimbursement codes that described certain of our products have been redefined, reducing the breadth of products for which reimbursement can be sought under recognized codes. We also expect that reduction in the total dollar value eligible for reimbursement will occur in the future as the reform process continues for device coding systems. In addition, if federal initiatives such as competitive bidding and adjustments under the Medicare program’s inherent reasonableness authority are implemented, this could result in reductions in Medicare reimbursement for our products.

      In international markets, while the movement toward healthcare reform and the development of managed care are generally not as advanced as in the United States, we have experienced some downward pressure on the pricing of certain of our products and other effects of healthcare reform similar to those we have experienced in the United States. We expect healthcare reform and managed care to continue to develop in primary international markets, which will result in further downward pressure on product pricing.

      A further result of managed care and the related pressure on costs has been the advent of buying groups in the United States which enter into preferred supplier arrangements with one or more manufacturers of orthopedic or other medical products in return for price discounts. Price discounting with buying groups is an integral aspect of the competitive bid process in the marketplace. The impact on our operating results is expected to be offset by increased volume commitments offered by such buying groups and the opportunity to market products not included in the request for bids. We have entered into national contracts with selected buying groups and expect to enter into additional national contracts in the future. We believe that the high level of product sales to such groups, to the extent such groups are able to command a high level of compliance by their members with the preferred supplier arrangements, and the opportunity for increased market share can offset the financial impact of the price discounting under such contracts. Revenues from group buying organizations accounted for approximately 20% and 18% of our net revenues for the year ended December 31, 2001 and six months ended June 29, 2002, respectively, with the largest organization accounting for less than 5% of our net revenues. Accordingly, although we cannot assure you, we believe that such price discounting will not have a material adverse effect on our operating results in the future. See “Risk Factors — Healthcare reform, managed care and buying groups have put downward pressure on the prices of our products” and “Business — Sales, Distribution and Marketing — United States.”

United States

      We market products in the United States under the DonJoy®, ProCare® and Alaron SurgicalTM brands through two distinct sales and distribution channels as well as under national contracts and through the OfficeCare® program. Sales in the United States accounted for approximately 89% and 87% of our net revenues, excluding freight revenue, for the year ended December 31, 2001 and the six month period ended June 29, 2002, respectively.

      DonJoy® and Alaron SurgicalTM. These products are marketed by 39 commissioned sales agents which employ over 200 sales representatives who are primarily dedicated to the sale of our products to the orthopedic sports medicine market. These sales representatives market to orthopedic sports medicine surgeons, orthotic and prosthetic centers, hospitals, surgery centers, physical therapists and athletic trainers. Because the DonJoy® and Alaron SurgicalTM product lines generally require customer education on the application and use of the product, the sales representatives are technical specialists who receive extensive training both from us and the agent and use their technical expertise to help fit the patient with our product and assist the orthopedic professional in choosing the appropriate product to meet the patient’s needs. After a product order is received by a sales representative, we ship and bill the product directly to the orthopedic professional and we pay a sales commission to the agent.

      We enjoy long-standing relationships with most of our 39 agents and over 200 sales representatives, many of whom have marketed DonJoy® products for over 10 years. Under the arrangements with the agents, each agent is granted an exclusive geographic territory for sales of our products and is not permitted to market products, or represent competitors who sell or distribute products, that compete with our existing products. The agents receive a commission which varies based on the type of product being sold. If an agent fails to achieve specified sales quotas during any quarter, we may terminate the agent, as we have done in the past.

      We also provide supply chain management services to orthopedic sports medicine surgeons, hospitals and surgery centers by providing procedure-specific orthopedic surgery kits to the surgeon, hospital or surgery with as little as 24 hours notice before a scheduled surgery. This service allows the surgeon, hospital or surgery center to eliminate inventory requirements and administrative costs.

      ProCare®. These products are sold in non-exclusive territories under private label brand names to third-party distributors. These distributors include large, national third-party distributors such as Owens & Minor Inc., McKesson/HBOC, Allegiance Healthcare and PSS World Medical Inc.; regional medical surgical dealers; and medical products buying groups which consist of a number of dealers who make purchases through the buying group. These distributors generally resell the ProCare® products to large hospital chains, hospital buying groups, primary care networks and orthopedic physicians for use by the patient. Unlike DonJoy® products, ProCare® products generally do not require significant customer education for their use.

      National Contracts. In response to the emergence of managed care and the formation of buying groups, national purchasing contracts and various bidding procedures imposed by hospitals and buying groups, we have entered into national contracts for DonJoy® and ProCare® products with large healthcare providers and buying groups, such as AmeriNet Inc., US Government/ Military hospitals, National Purchasing Alliance, Magnet, Managed Healthcare Association, HealthSouth Corp., and Hanger Orthopedic Group. Under these contracts, we provide discounted pricing to the buying group and are generally designated as one of several preferred purchasing sources for the members of the buying group for specified products, although the members are not obligated to purchase our products. We are also the premier supplier for HealthTrust Purchasing Group, Magnet, Managed Healthcare Association and Novation. We expect that in the future we will enter into additional national contracts with other healthcare providers and buying groups. See “Risk Factors — Healthcare reform, managed healthcare and buying groups have exerted downward pressure on the prices of our products.”

      OfficeCare® and Insurance Programs. In 1996, in response to the needs of certain customers, we launched the OfficeCare® program, an inventory management and insurance billing program for certain U.S. orthopedic sports medicine surgeons. Under the OfficeCare® program, we provide the orthopedic sports medicine surgeon with an inventory of orthopedic products for immediate disbursement to the patient. We then seek reimbursement directly from the patient’s insurance company or other third-party payor or from the patient when self-pay is applicable. The majority of these billings are performed by an independent third-party contractor. The OfficeCare® program is also intended to facilitate the introduction of our products to orthopedic sports medicine surgeons who had not previously been our customers. As of June 29, 2002, the OfficeCare® program was located at over 500 physician offices throughout the United States.

      Our Insurance program was designed for certain U.S. orthopedic sports medicine surgeons who require custom rigid knee bracing for their patients. We obtain pre-approval from the patient’s insurance company and then seek reimbursement directly from the patient’s insurance company or other third-party payor or from the patient when self-pay is applicable. The Insurance program is intended to facilitate the use of our higher cost custom products to orthopedic sports medicine surgeons.

      As a result of the growth of these programs, our working capital needs have significantly increased due to higher levels of accounts receivable and inventories necessary to operate the program. In addition, these programs have increased our involvement in the third-party reimbursement process, or in certain cases, our direct billings to the patient. The collection period for these receivables as compared to other portions of our business is significantly longer and has also resulted in a need to increase our accounts receivable provision for contractual allowances and doubtful accounts. The increase in the accounts receivable provision for contractual allowances and doubtful accounts for our OfficeCare® and Insurance programs is the primary reason for the increase in our accounts receivable discounts and allowances at June 29, 2002. As noted in our critical accounting policies, we have recorded a $4.4 million charge in the second quarter of 2002 to increase such reserves.

International

      We market our products in over 44 countries, primarily in Europe, Australia, Canada and Japan, primarily under the DonJoy® and ProCare® brand names, as well as under the Alaron SurgicalTM brand name in Australia. Excluding freight revenue, international sales accounted for approximately 11% and 13% of our net revenues for the year ended December 31, 2001 and for the six month period ending June 29, 2002, respectively. The following table sets forth the percentage of our international net revenues, excluding freight revenue, by country:

	Year Ended	Six Months Ended
	December 31,	June 29,
	2001	2002

Germany	4%	5%
Australia	1%	3%
Canada	1%	1%
Japan	1%	1%
Other countries	4%	3%

Total international sales	11%	13%

      The “Other countries” category consists primarily of sales in Italy, Belgium, the United Kingdom, the Czech Republic, Denmark, France and Spain with no one country accounting for 10% or more of our international net revenues, excluding freight revenue, during such periods.

      International sales are currently made primarily through two distinct channels: independent third-party distributors, including Smith & Nephew sales organizations in certain countries, and through wholly or majority owned foreign subsidiaries in Australia (since March 2001), in Germany and the United Kingdom (in each case since January 1, 2002) and in Canada (since May 2002). Exclusive of freight revenue, international sales made through Smith & Nephew sales organizations were 40%, 20%, 15%, 15% and 2% of our international sales in 1999, 2000 and 2001 and the first six months of 2001 and 2002, respectively. The decrease in sales through these Smith & Nephew sales organizations is primarily due to our direct distributorship subsidiaries established in 2002. We believe future opportunities for sales growth within international markets are significant. We may continue to selectively replace our third-party independent distributors with wholly or partially owned distributors in key countries where we believe the opportunity for growth is significant due to higher per capita healthcare spending. We believe that more direct control of the distribution network in these countries will allow us to accelerate the launch of new products and product enhancements and to benefit from the direct sale of our higher margin products permitting us to capture the distributors’ margin. The establishment of our Australian subsidiary and our wholly owned subsidiary distributorships in Germany, the United Kingdom and Canada represented our initial steps in pursuing this strategy.

Manufacturing

      We manufacture substantially all of our products at two locations in the United States and Mexico. See “— Facilities.” We operate a vertically integrated manufacturing and cleanroom packaging operation at the Vista, California facility and are capable of producing a majority of our subassemblies and components in-house. These include metal stamped parts, injection molding components and fabric-strapping materials. We also have extensive in-house tool and die fabrication capabilities which provide savings in the development of typically expensive tools and molds as well as flexibility to respond to and capitalize on market opportunities as they are identified. Utilizing a variety of computational tools and CAD systems during the development process, we can produce a design directly on computer-based fabrication equipment, reducing both tool production time and costs.

      Our Vista, California facility has achieved ISO 9001 certification, EN46001 certification and Certification to the European Medical Device Directive and our Mexico facility has achieved ISO 9001 certification in 2002. These certifications are internationally recognized quality standards for manufacturing and assist us in marketing our products in certain foreign markets.

      Utilizing the latest production technologies at our Vista and Mexico facilities, we are able to reduce the labor content of many of our products. For labor intensive operations, primarily sewing, final assembly and packaging, we utilize our operation in Mexico. In 2001, we consolidated our two separate Mexican operations into one campus location. We believe consolidation of these facilities will enable us to continue to take advantage of the lower labor costs in Mexico and utilize the resulting additional capacity in our U.S. facilities to manufacture our more technologically advanced, high value products. In the first quarter of 2002, we completed the migration of our soft goods sewing operations previously performed at our Vista facilities to Mexico. We will continue to move our more labor-intensive operations to our facility in Mexico to generate labor cost savings and utilize the resulting additional capacity at the Vista facility to manufacture our more technologically advanced products.

      Our manufacturing operations use new and innovative technologies and materials including thermoplastics, various composites and polypropylene glass, as well as a variety of light weight metals and alloys. We also use Velcro® and neoprene, as well as Drytex®, a wrap-knit nylon and polyester composite, in the manufacture of our products. Most of the raw materials that we use in the manufacture of our products are available from more than one source and are generally readily available on the open market.

      We outsource some of our finished products from manufacturers in China as well as other third-party manufacturers. In addition, we distribute the PainBuster® Pain Management Systems, which are manufactured by I-Flow Corporation, BiLokTM, manufactured by BioComposites, Ltd., and OnTrack®, manufactured by Ortho-Rx, Inc., and we will distribute OrthoPulseTM, manufactured by I.M.D., b.v. In addition, we provide a variety of competitor products through our OfficeCare® program as requested by the surgeon and other third-party brands through distributor agreements in Australia.

Facilities

      We are headquartered in Vista, California and operate manufacturing locations in Vista and in Tijuana, Mexico. Manufacturing operations in Vista were consolidated in 1998 into a campus which consists of three buildings. The Vista facilities are subleased from Smith & Nephew, with the exception of a nearby parcel of undeveloped land which we may expand in the future. See “Related Party Transactions — Other agreements with Smith & Nephew — Sublease.” The manufacturing facilities located in Tijuana, Mexico are conducted in two buildings in a campus environment and are within 100 miles of Vista. We also lease warehouse and office space in Germany, Australia, Canada and the United Kingdom.

			Lease
			Termination	Size
Location	Use	Owned/Leased	Date	(Square Feet)

Vista, California	Corporate Headquarters Research & Development Manufacturing & Distribution	Subleased	February 2008	266,041

Vista, California	Undeveloped	Leased	July 2006	285,000

Neudrossenfeld, Germany	Office & Distribution	Leased	August 2004	7,700

Surrey, United Kingdom	Office & Distribution	Leased	November 2011	3,111

Miranda, NSW, Australia	Office & Distribution	Leased	October, 2003	2,500

Tijuana, Mexico	2 Manufacturing Facilities	Leased	December 2003	48,600
			June 2003(1)	30,000

Mississauga, Ontario	Office & Distribution	Leased	January 2005	4,250

(1)	The lease may be renewed at the option of the lessee for 5 additional one-year periods.

Competition

      The orthopedic sports medicine market is highly competitive and fragmented. Our competitors include a few large, diversified orthopedic companies and numerous smaller niche companies. Some of our competitors are part of corporate groups that have significantly greater financial, marketing and other resources than we do. Our primary competitors in the rigid knee brace market include smaller niche companies such as Bledsoe Brace Systems (a division of Medical Technology, Inc.), Breg, Inc., Generation II USA, Inc., Innovation Sports Incorporated and Townsend Industries Inc. In the soft goods products market, our competitors include DeRoyal Industries, Tecnol Orthopedic Products (a division of Encore Medical Corporation) and Zimmer Holdings, Inc. Our competitors in the surgical products market include Arthrex, Inc., Biomet, Inc., Johnson & Johnson, Linvatec (a division of Conmed), Smith & Nephew and Stryker, Inc. We compete with a variety of manufacturers of specialty and other complementary orthopedic products, depending on the type of product. In addition, in certain foreign countries, we compete with one or more local or regional competitors.

      Competition in the rigid knee brace market is primarily based on product technology, quality and reputation, relationships with customers, service and price. Competition in the soft goods market is less dependent on innovation and technology and is primarily based on product range, service and price. Competitors have initiated stock and bill programs similar to our OfficeCare® program to provide value to their customers. Electro-Biology, Inc. (EBI) Medical Systems, a division of Biomet, is our primary competitor for this type of program. Competition in specialty and other complementary orthopedic products is based on a variety of factors, depending on the type of product. Competition in the surgical products segment is primarily based on product technology, quality and reputation, sales representative access to orthopedic sports medicine surgeons and relationships with research institutions.

      We believe that our extensive product lines, advanced product design, strong distribution networks, reputation with leading orthopedic sports medicine surgeons and their allied healthcare professionals and customer service performance provide us with a competitive advantage over our competitors. In particular, we believe that our broad product lines provide us with a competitive advantage over the smaller niche companies which generally have innovative technology in a focused product category, while our established distribution networks and relationship-based selling efforts provide us with a competitive advantage over larger manufacturers.

Intellectual Property

      Our most significant intellectual property rights are our patents and trademarks, including our DonJoy® and ProCare® brand names, and proprietary know-how.

      We own or have licensing rights to over 60 U.S. and foreign patents and over 17 pending patent applications. We anticipate that we will apply for additional patents in the future as we develop new products and product enhancements. Our most significant patent, which is registered only in the United States, involves the bracing technology and design called the “Four Points of Leverage” system. A majority of our ligament bracing products have been designed using the “Four Points of Leverage” system which exerts a force on the upper portion of the tibia, which, in turn, reduces strain on the damaged, reconstructed or torn ligament. Our patent covering the “Four Points of Leverage” system expires in January 2005. Excluding freight revenue, revenues generated from products using our “Four Points of Leverage” system accounted for approximately 26% and 25% of our net revenues for the year ended December 31, 2001 and for the six months ended June 29, 2002, respectively. Our other significant patents include the Custom Contour Measuring Instrument, which serves as an integral part of the measurement process for patients ordering our customized ligament and osteoarthritic braces. In addition, we own patents covering a series of hinges for our post-operative braces, as well as pneumatic pad design and production technologies (which utilize air inflatable cushions that allow the patient to vary the location and degree of support) used in braces such as the Defiance®. We also have patents relating to our osteoarthritic braces and specific mechanisms in a number of our products. In addition to these patents, we rely on non-patented know-how, trade secrets, process and other proprietary information, which we protect through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information.

      DonJoy®, ProCare®, Alaron SurgicalTM, Defiance®, Monarch®, RocketSoc®, IceMan®, Air DonJoy®, Quadrant®, LegendTM, TROMTM, 4TITUDE®, OAdjuster®, OfficeCare®, Playmaker®, Enhanced PlaymakerTM, Knee GuaranteeTM, DonJoy VistaTM, DonJoy CETM, DonJoy ELSTM, Drytex®, Never Stop Getting BetterTM, IROMTM, ELSTM, dj Ortho®, MC Walker®, Montana®, Nextep®, Adjustable OA DefianceTM, Blowout Protection UnitTM, Armor by DonJoy MXTM, Armor by DonJoy SkiTM, ProCartTM, ProSTEPTM, Rehab 3®, Ultra-4TM, UltraSling®, COMFORTFORMTM, Surround®, SE 4-pointTM, EndoLokTM, DuraFixTM, EndoLok TPSTM, TwisterTM and WalkaboutTM are certain of our registered trademarks and trademarks for which we have applications pending or common law rights. PainBuster® is a registered trademark of I-Flow Corporation. OnTrack® is a registered trademark of Ortho Rx, Inc. OrthoPulse® is a trademark of I.M.D., b.v. BiLokTM is a trademark of Biocomposites, Ltd. TiMaxTM is a trademark of TiMax Surgical Pty Ltd.

      In 1998, Smith & Nephew entered into a five-year exclusive arrangement with IZEX Technologies for the design, manufacture and distribution of the DonJoy VistaTM Rehabilitation System, a computerized post-operative brace designed to optimize a patient’s rehabilitation in the treatment of knee injuries. In connection with the recapitalization, Smith & Nephew assigned this license to us. This arrangement requires us to make specified royalty payments to IZEX based on sales of the DonJoy VistaTM Rehabilitation System in order to maintain the license exclusivity. This arrangement terminates in 2003, unless extended.

      In 1999, we entered into a distribution and purchase agreement, which was subsequently amended, with I-Flow Corporation for the exclusive North American distribution rights for the PainBuster® Pain Management System manufactured by I-Flow for use after orthopedic surgical procedures. This arrangement terminates in 2003, unless extended.

      In 2001, we entered into a distribution and purchase agreement with I.M.D., b.v. to distribute a bone growth stimulator, OrthoPulseTM. The bone growth stimulator will represent our entrance into the regeneration market and is currently undergoing FDA regulatory review. On July 1, 2002, notification was received from the FDA that the PMA for the OrthoPulseTM bone growth stimulator product was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. Without approval of the PMA by the FDA, marketing of the OrthoPulseTM product in the United States cannot proceed. Although we cannot distribute such inventory in the United States until FDA approval is obtained, we can distribute such inventory in certain other countries. At this point, we do not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on our ability to sell OrthoPulseTM in the United States in the future.

      We believe that our patents, trademarks and other proprietary rights are important to the development and conduct of our business and the marketing of our products. As a result, we intend to aggressively protect our intellectual property rights.

Employees

      As of June 29, 2002, we had approximately 1,290 employees. Our workforce is not unionized. We have not experienced any strikes or work stoppages, and management considers its relationships with our employees to be good.

Government Regulation

Medical Device Regulation

      United States. Our products and operations are subject to extensive and rigorous regulation by the FDA. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution, and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

      Under the Federal Food, Drug, and Cosmetic Act (FFDCA), medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our currently marketed products are all Class I or Class II medical devices.

      Class I devices are those for which safety and effectiveness can be assured by adherence to a set of guidelines, which include compliance with the applicable portions of the FDA’s Quality System Regulation (QSR), facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (the General Controls). Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

      Class II devices are also subject to the General Controls and most require premarket demonstration of adherence to certain performance standards or other special controls, as specified by the FDA, and clearance by the FDA. Premarket review and clearance by the FDA for these devices may be accomplished through the 510(k) premarket notification procedure. For most Class II devices, the manufacturer must submit to the FDA a premarket notification submission, demonstrating that the device is “substantially equivalent”, as defined in the statute, to either:

•	a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or

•	to another commercially available, similar device which was subsequently cleared through the 510(k) process.

      If the FDA agrees that the device is “substantially equivalent”, it will grant clearance to commercially market the device. By regulation, the FDA is required to clear a 510(k) within 90 days of submission of the application. As a practical matter, clearance may take longer; however, our products have generally been cleared within the 90-day time period. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not “substantially equivalent”, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous premarketing requirements. We are currently undergoing the regulatory process to obtain 510(k) clearance from the FDA to market our knee replacement system in the United States.

      A Class III product is a product which has a new intended use or uses advanced technology that is not substantially equivalent to a use or technology with respect to a legally marketed device. The safety and efficacy of Class III devices cannot be assured solely by the General Controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and efficacy. One of our proposed new products, OrthoPulseTM, is a Class III device and will undergo the premarket approval process described below.

      FDA approval of a premarket approval application (PMA) is required before marketing of a Class III product in the United States can proceed. The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, including data from pre-clinical studies and human clinical trials and existing research material, and must contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA application, the FDA must determine that the application is sufficiently complete to permit a substantive review. Once the FDA determines that the application is complete, it will then accept the application for review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time, up to several years. In approving a PMA application or clearing a 510(k) application, the FDA may also require some form of post-market surveillance, whereby the manufacturer follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device. IMD submitted a PMA for the OrthoPulseTM bone growth stimulator product. On July 1, 2002, notification was received from the FDA that the PMA for the OrthoPulseTM bone growth stimulator product was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. Without approval of the PMA by the FDA, marketing of the OrthoPulseTM product in the United States cannot proceed. Although we cannot distribute such inventory in the United States until FDA approval is obtained, we can distribute such inventory in certain other countries. At this point, we do not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on our ability to sell OrthoPulseTM in the United States in the future.

      When FDA clearance of a Class I, Class II or Class III device requires human clinical trials, if the device presents a “significant risk” (as defined by the FDA) to human health, the device sponsor is required to file an investigational device exemption (IDE) application with the FDA and obtain IDE approval prior to commencing the human clinical trial. If the device is considered a “non-significant” risk, IDE submission is not required. Instead, only approval from the Institutional Review Board conducting the clinical trial is required. Human clinical studies are generally required in connection with approval of Class III devices and to a much lesser extent for Class I and II devices. None of our Class I or Class II products have required human clinical trials for approval.

      In addition, our manufacturing processes are required to comply with the applicable portions of the QSR, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging, and shipping of our products. The QSR also, among other things, requires maintenance of a device master record, device history record, and complaint files. Our domestic facility, records, and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Our Mexican facilities, which export products to the United States, may also be inspected by the FDA. Our U.S. facility has recently been inspected by the FDA and found to be in compliance with the applicable QSR regulations. Based on internal audits of our Mexican facilities, we believe that our Mexican facilities are in substantial compliance with the applicable QSR regulations.

      Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.

There are currently no adverse regulatory compliance issues or actions pending with the FDA at any of our facilities or relating to our products and none of the recent FDA audits of the Vista, California facility has resulted in any enforcement actions by the FDA.

      There are only limited restrictions under law on the export from the United States of any medical device that is legally distributed in the United States. However, there are restrictions under U.S. law on the export from the United States of medical devices that cannot be legally distributed in the United States. If a Class I or Class II device does not have 510(k) clearance, and the manufacturer reasonably believes that the device could obtain 510(k) clearance in the U.S., then the device can be exported to a foreign country for commercial marketing without the submission of any type of export request or prior FDA approval, if it satisfies certain limited criteria relating primarily to specifications of the foreign purchaser and compliance with the laws of the country to which it is being exported. FDA permits Class III devices which do not have PMA approval to be exported to a foreign country, if the product complies with the laws of that country and, with respect to the following countries, has valid marketing authorization under the laws of such country: Australia, Canada, Israel, Japan, New Zealand, Switzerland, South Africa, the European Union, a country in the European Economic Area or such other countries as may be approved by the FDA. The unapproved device must also satisfy the criteria required to be satisfied by Class I and Class II devices as well as additional criteria applicable to the devices. All of our products which are exported to foreign countries currently comply with the restrictions described in this paragraph.

      International. In many of the foreign countries in which we market our products, we are subject to regulations affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our devices and products in such countries are similar to those of the FDA, including those in Germany, our largest foreign market. In many countries, the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. To date, we have not experienced difficulty in complying with these regulations. Due to the movement towards harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union wide single regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted.

      We are implementing policies and procedures intended to position us for the expected international harmonization of regulatory requirements. The ISO 9000 series of standards have been developed as an internationally recognized set of guidelines that are aimed at ensuring the design and manufacture of quality products. ISO 9001 is the highest level of ISO certification, covering both the quality system for manufacturing as well as that for product design control; ISO 9002 covers the quality system for manufacturing operations that do not include product design. Our Vista facility has received ISO 9001 certification. In 2002, we expect that our Mexican subsidiary and Alaron SurgicalTM facility will undergo the ISO 9001 certification process, and that in 2003, our Mexican subsidiary will undergo the ISO 9002 certification process. See “— Manufacturing.” A company that passes an ISO audit and obtains ISO registration becomes internationally recognized as functioning under a competent quality system. In certain foreign markets, it may be necessary or advantageous to obtain ISO 9000 series certification, which, in certain respects, is analogous to compliance with the FDA’s QSR requirements. The European Economic Community has promulgated rules which require that medical products receive a Conformité Européenne (CE) mark. All of our products currently distributed in Europe have received the CE mark. A CE mark is an international symbol indicating that the device meets common European standards of performance and safety.

      Federal Privacy And Transaction Law and Regulations. Other federal legislation requires major changes in the transmission and retention of health information by us. The Health Insurance Portability and Accountability Act of 1996 (HIPAA) mandates, among other things, the adoption of standards for the electronic exchange of health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the healthcare industry. Among the standards that the U.S. Department of Health and Human Services (HHS) has adopted or will adopt pursuant to HIPAA are standards for the following: electronic transactions and code sets; unique identifiers for providers, employers, health plans and individuals; security and electronic signatures; and privacy. Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the healthcare industry, we believe the law may require significant and costly changes to current practices. HHS has released two rules to date mandating the use of new standards with respect to certain healthcare transactions and health information. The first rule requires the use of uniform standards for common healthcare transactions, including healthcare claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments, and coordination of benefits. The second rule released by HHS imposes new standards relating to the privacy of individually identifiable health information. These standards not only require our compliance with rules governing the use and disclosure of protected health information, but they also require us to obtain satisfactory assurances that any business associate of ours to whom such information is disclosed will safeguard the information. Rules governing the security of health information have been proposed but have not yet been issued in final form. HHS finalized the new transaction standards on August 17, 2000, and we will be required to comply with them by October 16, 2003. The privacy standards were issued on December 28, 2000 (with final modifications issued on August 14, 2002), and became effective on April 14, 2001. We will be required to comply with them by April 14, 2003. Failure to comply with these HIPAA requirements could lead to civil damages as well as criminal penalties and/or fines.

Fraud and Abuse

      We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs and TRICARE. We have never been challenged by a governmental authority under any of these laws and believe that our operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. In addition, there can be no assurance that the occurrence of one or more violations of these laws or regulations would not result in a material adverse effect on our financial condition and results of operations.

      Anti-kickback and Fraud Laws. Our operations are subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act, that are commonly known collectively as the Medicare Fraud and Abuse Statute, prohibit persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, waiver of payments, and providing anything at less than its fair market value. HHS has promulgated various “safe harbor” exceptions including those for certain discounts, employment relationships, management and personal services arrangements. The safe harbors set forth certain provisions which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the Medicare Fraud and Abuse Statute. Although full compliance with a safe harbor ensures against prosecution under the Medicare Fraud and Abuse Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Medicare Fraud and Abuse Statute will be pursued. Business arrangements or transactions that fail to satisfy the applicable safe harbor criteria, however, risk increased scrutiny and possible sanctions by enforcement authorities.

      Violation of the Medicare Fraud and Abuse Statute is a felony, punishable by fines up to $25,000 per violation and imprisonment for up to five years. In addition, HHS may impose civil penalties of up to $50,000 per act plus three times the remuneration offered and exclude violators from participation in federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the Medicare Fraud and Abuse Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs.

      We operate a stock and bill program, known as the OfficeCare® program, through which we make our products and services available in the offices of physicians or other providers. In conjunction with the OfficeCare® program, we may pay participating physicians a fee for rental space and support services provided by such physicians to us. In a Special Fraud Alert issued by the Office of Inspector General of the U.S. Department of Health and Human Services (OIG) in February 2000, the OIG indicated that it may scrutinize stock and bill programs involving excessive rental payments for possible violation of the Medicare Fraud and Abuse Statute, but notes that legitimate arrangements, including fair market value rental arrangements that meet the requirements of applicable safe harbors, will be immune from prosecution under the statute. We believe we have structured the OfficeCare® Program to comply with the Medicare Fraud and Abuse Statute.

      HIPAA created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from federal healthcare programs such as Medicare and Medicaid. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. Additionally, HIPAA granted expanded enforcement authority to HHS and the U.S. Department of Justice (DOJ) and provided enhanced resources to support the activities and responsibilities of the OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment. In addition, HIPAA mandates the adoption of standards for the electronic exchange of health information. See “Business — Government Regulation — Federal Privacy and Transaction Law and Regulations.”

      Physician Self-Referral Laws. We are also subject to federal and state physician self-referral laws. Federal physician self-referral legislation (commonly known as the Stark Law) prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. Initially, the Stark Law applied only to clinical laboratory services and regulations applicable to such services were issued in 1995. Earlier that same year, the Stark Law’s self-referral prohibition expanded to additional goods and services, including prosthetics and orthotics. In January 2002 the Centers for Medicare and Medicaid Services (CMS, formerly the Healthcare Financing Administration) published a final rule that it characterized as the first phase of what will be a two-phase final rule, and most of these provisions of part one of this final rule became effective on January 4, 2002. Although CMS has stated that it intends to publish phase two shortly, it is unclear when this will occur.

      The penalties for Stark Law violations include a prohibition on payment by these government programs and civil penalties of as much as $15,000 for each unlawful referral and $100,000 for participation in each arrangement where the principal purpose is to circumvent the Stark Law’s self-referral prohibition. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

      False Claims Laws. Under separate statutes, submission of claims for payment that are “not provided as claimed” may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded state health programs. These false claims statutes include the federal False Claims Act, which prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators”) may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

Environmental and Other Matters

      Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the United States and foreign countries, including those relating to discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. We believe we are currently in compliance with such requirements and do not currently anticipate any material adverse effect on our business or financial condition as a result of our efforts to comply with these requirements.

      In the future, federal, state, local or foreign governments could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters that could effect our operations. Also, in the future, contamination may be found to exist at our current or former facilities or off-site locations where we have sent wastes. We could be held liable for such newly discovered contamination which could have a material adverse effect on our business or financial condition. In addition, changes in environmental and worker health and safety requirements or liabilities from newly discovered contamination could have a material effect on our business or financial condition.

Governmental Audits

      Our operations are subject to periodic survey by governmental entities or contractors to assure compliance with Medicare and Medicaid standards and requirements. From time to time in the ordinary course of business, we, like other healthcare companies, are audited by or receive claims documentation requests from governmental entities, which may cite certain deficiencies based on our alleged failure to comply with applicable supplier standards or other requirements. We review and assess such audits or reports and attempt to take appropriate corrective action. The failure to effect such action or to obtain, renew or maintain any of the required regulatory approvals, certifications or licenses could adversely affect our business, results of operations or financial condition and could prevent the programs involved from offering products and services to patients.

Other Federal and State Regulations

      There may be other federal, state and local laws, rules and regulations that affect our business. In addition, new laws, rules and regulations may be adopted to regulate new and existing products, services and industries. There can be no assurance that either the states or the federal government will not impose additional regulations upon our activities that might adversely affect our business, results of operations and financial condition.

Legal Proceedings

      Several class action complaints were filed in the United States District Courts for the Southern District of New York and for the Southern District of California on behalf of purchasers of dj Orthopedics’ common stock alleging violations of the federal securities laws in connection with dj Orthopedics’ November 15, 2001 initial public offering. dj Orthopedics is named as a defendant along with Leslie H. Cross, our President and Chief Executive Officer, Cyril Talbot III, our former Senior Vice President, Finance, Chief Financial Officer, and Secretary, Charles T. Orsatti, former Chairman of our Board of Directors, and the underwriters of our initial public offering. The complaints sought unspecified damages and alleged that defendants violated Sections 11, 12, and 15 of the Securities Act of 1933 by, among other things, misrepresenting and/or failing to disclose material facts in connection with our registration statement and prospectus for the initial public offering. On February 25, 2002, plaintiffs agreed to dismiss the New York actions without prejudice. On February 28, 2002, a federal district court judge consolidated the Southern District of California actions into a single action, In re DJ Orthopedics, Inc. Securities Litigation, Case No. 01-CV-2238-K (LSP) (S.D. Cal.), and appointed Oracle Partners, L.P. as lead plaintiff. On May 3, 2002, the lead plaintiff filed its consolidated amended complaint, which alleges the same causes of action and adds our outside directors Mitchell J. Blutt, M.D., Kirby L. Cramer, and Damion E. Wicker, M.D. as defendants. On June 17, 2002, we and the other defendants filed a motion to dismiss the Consolidated Complaint. On August 6, 2002, the Court granted in part and denied in part the motion to dismiss. The Court dismissed several categories of the misstatements and omissions alleged by plaintiffs. The remaining allegation pertains to a purported failure to disclose material intra-quarterly sales data in the registration statement and prospectus. We believe the claims are without merit and intend to defend the action vigorously. However, there can be no assurance that we will succeed in defending or settling this action. Additionally, we cannot assure you that the action will not have a material adverse effect on our business, financial condition and results of operations.

      On February 13, 2002, we filed a complaint in the United States District Court, Southern District of California, Case No. 02-CV-0279-K (LAB) against medi Bayreuth and medi UK, Ltd, our former distributors in Germany and the United Kingdom, respectively, alleging breach of contract, unfair competition and patent infringement resulting from the termination of our distributorship arrangements with them. On April 19, 2002, the defendants filed their answer and counterclaims seeking a net recovery from us of approximately $1.4 million for the repurchase of inventory. The lawsuit presently is in the discovery phase. We intend to vigorously prosecute this litigation and to vigorously defend against the counterclaims brought by these entities. We cannot assure you that we will be successful in this litigation.

      On June 7, 2002, a patent infringement action was filed against us and our former parent, Smith & Nephew, in the United States District Court, Eastern District of Texas, Case No. 2:02CV-123-TJW by Generation II Orthotics Inc. and Generation II USA Inc. The suit alleges that we and Smith & Nephew willfully infringed, and are infringing, U.S. Patent No. 5,302,169 and U.S. Patent No. 5,400,806 by manufacturing, using and selling certain orthopedic knee braces for the treatment of unicompartmental osteoarthritis. The lawsuit seeks unspecified monetary damages and an injunction to prevent us from infringing the patents and from selling the relevant knee braces. We believe the claims are without merit and intend to defend the action vigorously. We have filed an answer and counterclaims seeking to invalidate the patents. Pursuant to a prior contractual obligation, we have agreed to indemnify and defend Smith & Nephew in this matter. We cannot assure you that we will be successful in this litigation.

      We are from time to time involved in lawsuits arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defense, insurance and/or have provided adequate accruals for related costs. We are not aware of any pending lawsuits not mentioned above that could have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

      The following table sets forth certain information with respect to persons who are members of the Board of Directors of dj Orthopedics and executive officers of dj Ortho.

Name	Age	Position

Leslie H. Cross	51	President, Chief Executive Officer and Director
Vickie L. Capps	41	Senior Vice President — Finance and Chief Financial Officer
Michael R. McBrayer	43	Senior Vice President — Professional Relations and Business Development
David E. Derminio	49	Senior Vice President — Sales and Marketing
Jack R. Blair	60	Chairman of the Board
Mitchell J. Blutt, M.D.	45	Director
Kirby L. Cramer	66	Director
Charles T. Orsatti	58	Director
Damion E. Wicker, M.D.	41	Director

      Leslie H. Cross has been the Chief Executive Officer and President and a director of dj Orthopedics since its incorporation in August 2001. He served as the Chief Executive Officer and a Manager of DonJoy, the predecessor of dj Orthopedics, from June 1999 until November 2001, and has served as President of dj Ortho, or its predecessor, the Bracing & Support Systems division of Smith & Nephew, Inc. (the “BASS Division”) since June 1995. From 1990 to 1994, Mr. Cross held the position of Senior Vice President of Marketing and Business Development of the BASS Division. He was a Managing Director of two different divisions of Smith & Nephew from 1982 to 1990. Prior to that time, he worked at American Hospital Supply Corporation. Mr. Cross earned a diploma in Medical Technology from Sydney Technical College in Sydney, Australia and studied Business at the University of Cape Town in Cape Town, South Africa. He serves as a director of Sonus Corporation.

      Vickie L. Capps has been the Senior Vice President-Finance and Chief Financial Officer of dj Orthopedics since July 2002. From September 2001 to July 2002, Ms. Capps held the position of Senior Vice President, Finance and Administration, and Chief Financial Officer of AirFiber, Inc., a private San Diego technology company. From July 1999 to July 2001, she served as Vice President, Finance and Administration, and Chief Financial Officer of Maxwell Technologies, Inc., a publicly held electronics company. Between 1992 and 1999, Ms. Capps held various senior financial management positions including Senior Vice President and Chief Financial Officer with Wavetek Wandel & Goltermann, Inc., a multinational test instrument company now part of Acterna Corporation. She began her career at Ernst & Young LLP and is a California Certified Public Accountant. Ms. Capps is a member of the Board of Directors of Targeted Molecules Corporation, a private biotech company. She has a B.S. degree (Business and Administration/ Accounting) from San Diego State University in San Diego, California.

      Michael R. McBrayer became Senior Vice President-Professional Relations and Business Development of dj Ortho in August 2001. He has held several other management positions with dj Ortho, including Senior Vice President-Sales, since joining dj Ortho’s predecessor in 1987 as a national sales manager for the retail product line. Mr. McBrayer received his B.S. degree (Marketing and Management) at Northern Arizona University in Flagstaff, Arizona.

      David E. Derminio has been the Senior Vice President — Sales and Marketing of dj Orthopedics since April 2002. From 1999 to 2002, he served as the Executive Director, Global Accounts for The Ken Blanchard Companies in Escondido, California. Between 1997 and 1999, he served as President of Strategic Development in Scottsdale, Arizona. From 1993 to 1997, he served as Corporate Vice President, Sales and Marketing at Orthologic in Phoenix, Arizona. He has also held senior marketing and sales positions at Carapace, Intermedics Orthopedics and Med-Tech West. He received a B.S. degree (Management and Marketing) from Arizona State University in Tempe, Arizona.

      Jack R. Blair has been a director of dj Orthopedics since February 2002 and Chairman of the Board of Directors since August 2002. From 1999 to 2000, he served as a consultant to Smith & Nephew, Inc. From 1980 until his retirement in 1998, Mr. Blair served in various capacities with Smith & Nephew, Inc. and Richards Medical Company, which was acquired by Smith & Nephew, plc. in 1986. Most recently Mr. Blair served as Group President of Smith & Nephew’s North and South America and Japanese operations from 1986 to 1998, as well as Director for Smith & Nephew, plc from 1989-1998. From 1982 to 1986, he held the position of President of Richards Medical Company, and prior to that, President of Richards’ International Division. Before joining Richards Medical Company, Mr. Blair served as Vice President of Planning, Business Development and Marketing for the American Hospital Supply Corporation’s International Division. He currently serves in a non-executive capacity on the board of NuVasive Inc., a San Diego-based spinal endoscopy firm. He also serves in a non-executive capacity on the boards of SCB Computer Technology, Inc., a computer software company, and Bulab Holdings, Inc., a privately held chemical company, both based in Memphis. He holds an M.B.A. (Finance) from the University of California, Los Angeles and a B.A. (Political Science) from Miami University in Oxford, Ohio.

      Mitchell J. Blutt, M.D. has been a director of dj Orthopedics since its incorporation in August 2001. He was a Manager of DonJoy, the predecessor of dj Orthopedics, from June 1999 to November 2001. He has been an Executive Partner of J.P. Morgan Partners, LLC, or its predecessor, CCP, since 1992. J.P. Morgan Partners, LLC is the private equity organization within J.P. Morgan Chase & Co. Dr. Blutt was a General Partner of CCP from 1988 to 1992. He serves as a director of Hanger Orthopedic Group, Fisher Scientific Corp., La Petite Academy Corp., Ryko Corp. and Apothogen, Inc and on the Advisory Board of the Cornell Center for Complementary and Integrative Medicine. Dr. Blutt is also on the Board of the National Venture Capital Association. He is an Adjunct Professor of Medicine at Weill Medical College and Graduate School of Medical Sciences of Cornell University. He also serves on the Board of the Michael J. Fox Foundation for Parkinson’s Research. Dr. Blutt is a member of the Board of Trustees of the University of Pennsylvania and is also a member of the Board of Overseers of the University of Pennsylvania’s School of Arts and Sciences and is the Vice Chair of the University Committee for Undergraduate Financial Aid and is a member of the Executive Committee and Board of Penn Medicine. Dr. Blutt earned his B.A. and M.D. from the University of Pennsylvania and received his M.B.A. at the Wharton School of the University of Pennsylvania from the Clinical Scholars Fellowship sponsored by the Robert Wood Johnson Foundation. He completed his medical residency at the New York Hospital/ Cornell Medical School.

      Kirby L. Cramer has been a director of dj Orthopedics since November 2001. He was a Manager of DonJoy, the predecessor of dj Orthopedics, from December 1999 until November 2001. Mr. Cramer is Chairman Emeritus of Hazleton Laboratories Corporation (HLC), the world’s largest contract biological and chemical research laboratory. The company was sold to Corning, Inc. in 1987 and is now Covance, Inc. He is also Chairman of the Board of The Harris Trust Company and Chairman of SonoSite, Inc., a medical device company, and a director of Corus Pharma, a pharmaceutical company, Landec Corporation, a material sciences company, Array BioPharma, a chemistry discovery company, and Immunex, a biopharmaceutical company. Mr. Cramer served as Chairman of Kirschner Medical Corporation during its inception as a publicly traded company, and then as Chairman of the Executive Committee. Additionally, he is a Trustee Emeritus and Past President of Virginia’s Colgate Darden Graduate School of Business Administration, former Chairman of the Major Gifts Committee of the University of Washington Foundation, and has served as Chairman of the Advisory Board of the School of Business Administration of the University of Washington. Mr. Cramer is a graduate of Harvard Business School’s Advanced Management Program, received his M.B.A. degree from the University of Washington and obtained his B.A. degree from Northwestern University. He is a Chartered Financial Analyst and, in 1988, he received an honorary Doctor of Laws degree from James Madison University.

      Charles T. Orsatti has been a director of dj Orthopedics since its incorporation in August 2001 and was Chairman from August 2001 to August 2002. He was a Manager of DonJoy, the predecessor of dj Orthopedics, from June 1999 to November 2001. Since 1998, he has been the Managing Member of J.P. Morgan Fairfield Partners, LLC, a private equity firm with holdings exclusively in dj Orthopedics. He is also the Managing Partner of Fairfield Capital Partners, Inc., a private equity fund with investments in securities, commercial real estate and business equity investments. From 1995 to 1998, Mr. Orsatti was a senior consultant to Chase Capital Partners (CCP), a predecessor of J.P. Morgan Partners, LLC. He had previously served as an advisor and business consultant to CCP since 1987. Until 1995, Mr. Orsatti was the Chairman and Chief Executive Officer of Fairfield Medical Products Corporation, a worldwide manufacturer of critical care products sold to hospitals and alternative care facilities. He previously held executive positions with British Oxygen Corporation, Johnson & Johnson, Coloplast, A/S Denmark and Air Products and Chemicals, Inc. He also serves as a Vice-Chairman of Vitagen, Inc. Mr. Orsatti earned a B.S. (Management and Marketing) from Pennsylvania State University.

      Damion E. Wicker, M.D. has been a director of dj Orthopedics since November 2001. He was a Manager of DonJoy, the predecessor of dj Orthopedics, from June 1999 until August 2001, and from October 2001 until November 2001. He is currently a General Partner with J.P. Morgan Partners, LLC (formerly CCP). J.P. Morgan Partners, LLC is the private equity organization within J.P. Morgan Chase & Co. Prior to joining CCP in 1993, Dr. Wicker was President of Adams Scientific and held positions with MBW Venture Partners and Alexon, Inc. Dr. Wicker was also a Commonwealth Fund Medical Fellow for the National Institute of Health. He is currently a member of the NVCA Life Science Group Board and the Board of Trustees of the New York Academy of Medicine. Dr. Wicker currently is also a director of Genomic Solutions, MediChem Life Sciences, Neuron Therapeutics, Optiscan, Transurgical, Vitagen and V.I. Technologies. Dr. Wicker received a B.S. with honors from M.I.T. in 1983, an M.D. from Johns Hopkins in 1987 and holds an M.B.A. from the Wharton School of the University of Pennsylvania.

      JPMDJ Partners and JPMP (23A SBIC) are affiliates of J.P. Morgan Partners, LLC (JPMP). J.P. Morgan Partners is the private equity division of J.P. Morgan Chase & Co., one of the largest bank holding companies in the United States, and is one of the largest private equity organizations in the United States, with over $22 billion under management. Through its affiliates, J.P. Morgan Partners invests in leveraged buyouts, recapitalizations and venture capital opportunities by providing equity and mezzanine debt capital. Since its inception in 1984, J.P. Morgan Partners has made over 1,150 direct investments in a variety of industries. J.P. Morgan Partners has invested over $1.0 billion in more than 100 companies in the life sciences and healthcare industries. JPM Fairfield Partners is a private venture capital firm targeting middle market medical device companies created by J.P. Morgan Partners and Charles T. Orsatti and is controlled by Mr. Orsatti.

      Wachovia Bank, National Association, has the right to designate one observer to attend meetings of our board of directors.

Directors’ Terms

      The Board of Directors of dj Orthopedics is divided into three classes that serve staggered three-year terms:

Class	Expiration	Board Members

Class I	2005	Messrs. Cross and Cramer
Class II	2003	Messrs. Orsatti and Wicker
Class III	2004	Dr. Blutt and Messr. Blair

Board of Directors

      During 2001, the Board (and the Board of Managers of DonJoy, the predecessor of dj Orthopedics) met 7 times and acted by written consent 6 times. In addition, management conferred frequently with directors on an informal basis to discuss dj Orthopedics’ affairs. During 2001, each director attended at least 75% percent of the aggregate of all Board meetings and meetings of Committees on which they served. Standing committees of the Board include the Executive Committee, the Audit Committee and the Compensation Committee. The Board does not have a nominating committee or a committee performing similar functions.

Committees of the Board of Directors

      Executive Committee. Messrs. Blutt, Cross, Wicker and Orsatti were the members of the Executive Committee for the fiscal year 2001. During 2001, the Executive Committee met 3 times. The Executive Committee may exercise all the powers of the Board of Directors in the management of the business and affairs except for those powers expressly reserved to the Board under Delaware law.

      Compensation Committee. Messrs. Cramer, Orsatti and Wicker were the members of the Compensation Committee for the fiscal year 2001. During 2001, the Compensation Committee met 2 times and acted by written consent once. The Compensation Committee recommends compensation for dj Orthopedics’ executive officers and employees of dj Orthopedics, grants (or delegates authority to grant) options and stock awards under dj Orthopedics’ option plans.

      Audit Committee. Messrs. Cramer, Orsatti and Wicker were the members of the Audit Committee for the fiscal year 2001. In February 2002, Mr. Orsatti was replaced by Mr. Blair. The current members are considered “independent directors” as that term is defined by the rules of the New York Stock Exchange. The Audit Committee met 2 times during 2001. The Audit Committee provides assistance to the board in fulfilling its legal and fiduciary obligations in matters involving dj Orthopedics’ accounting, auditing, financial reporting, internal control and legal compliance functions. The Audit Committee also oversees the audit efforts of dj Orthopedics’ independent accountants and takes those actions as it deems necessary to satisfy itself that the auditors are independent of management.

Compensation of Board of Directors

      The members of the Board of Directors affiliated with J.P. Morgan DJ Partners, LLC (“JPMDJ Partners”), the principal stockholder of dj Orthopedics, do not receive compensation for their service on the Board of Directors but are reimbursed for their out-of-pocket expenses. Directors who are neither officers nor affiliated with JPMDJ Partners receive compensation for services on dj Orthopedics’ Board of Directors of $12,000 per year plus out-of-pocket expenses.

      dj Orthopedics has adopted the dj Orthopedics 2001 Non-Employee Directors’ Stock Option Plan. Each of dj Orthopedics’ directors who is not one of its employees or the employee of any of its subsidiaries and who was not initially elected to the Board of Directors, and was not one of its employees or the employee of any of its subsidiaries, within the previous 12 months will, immediately following each annual stockholders meeting, commencing with the annual meeting in 2003, automatically receive an annual grant of options to purchase 15,000 shares of dj Orthopedics’ common stock at an exercise price equal to 100% of the fair market value of dj Orthopedics’ common stock at the date of grant of the option. Except as discussed below, each non-employee director, upon initially joining the Board of Directors, will also receive under the Plan an initial grant of options to purchase 15,000 shares of dj Orthopedics’ common stock (30,000 shares if such director joins the Board of Directors prior to November 15, 2002) at an exercise price equal to 100% of the fair market value of the common stock as of such date. A total of 1,500,000 shares of dj Orthopedics’ common stock have been reserved for issuance under the Plan. Options granted under the Plan will vest ratably over a three-year period, commencing on the first anniversary of the date of grant. No options had been granted under the Plan at December 31, 2001.

      The Board of Directors of dj Orthopedics has approved an arrangement with Jack R. Blair, Chairman of the Board of Directors, to compensate him as a non-executive director for $80,000 per annum to be paid quarterly for consulting services received during the applicable period.

      The plan also provides that non-employee directors may elect at their discretion to receive up to 100% of the annual cash retainer fee in the form of options granted under the Plan. The number of options received in lieu of the annual retainer fee, or the method of computing the number, and the terms and conditions of these options shall be determined by the Compensation Committee.

      The plan is administered by dj Orthopedics’ Board of Directors, or the Compensation Committee of dj Orthopedics’ Board of Directors, and became effective on November 20, 2001. The plan may be amended by dj Orthopedics’ stockholders. The plan may also be amended by dj Orthopedics’ Board of Directors, except that no action may adversely affect any outstanding options without the consent of the option holders affected.

Compensation Committee Interlocks and Insider Participation

      No member of dj Orthopedics’ Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of dj Orthopedics’ Board of Directors or compensation committee.

      Mr. Orsatti is the managing member of J.P. Morgan Fairfield Partners, LLC. J.P. Morgan Fairfield Partners receives an annual fee from the Company as more fully described under “Certain Relationships and Related Party Transactions — Transactions with Affiliates.” Mr. Wicker is an executive officer of the managing member of J.P. Morgan Partners (23A SBIC), LLC, a principal stockholder of dj Orthopedics. Affiliates of J.P. Morgan Partners (23A SBIC), LLC and J.P. Morgan DJ Partners, LLC received fees from dj Orthopedics, as more fully described under “Certain Relationships and Related Party Transactions — Transactions with Affiliates.”

Executive Compensation

      The following table sets forth information concerning the compensation of dj Orthopedics’ Chief Executive Officer and each of dj Orthopedics’ other four most highly compensated executive officers for the year ended December 31, 2001 and such persons’ compensation during the two preceding years.

				Long-Term
				Compensation
				Awards

		Annual Compensation		Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options(1)	Compensation(2)

Leslie H. Cross	2001	$289,502	$—	$—	$3,703
President and Chief Executive Officer	2000	279,413	111,601	—	4,930
	1999	234,487	126,089	289,329	253,927
Cyril Talbot III(3)	2001	190,539	—	—	3,907
Former Senior Vice President-Finance,	2000	177,132	56,155	—	4,781
Chief Financial Officer and Secretary	1999	151,088	56,850	96,443	163,576
Kenneth D. Rolfes(4)	2001	206,001	—	—	4,205
Former Senior Vice President —	2000	197,588	62,400	72,008	65,557
Global Operations and Customer Care
Michael R. McBrayer	2001	177,233	—	—	2,729
Senior Vice President — Professional	2000	171,757	55,017	—	2,461
Relations and Business Development	1999	154,800	58,261	96,443	167,326
Paul K. Nichols(5)	2001	116,666	—	66,602	2,144
Former Senior Vice President — Global	2000	—	—	5,406	—
Sales and Marketing

(1)	Reflects options granted under dj Orthopedics’ Fifth Amended and Restated 1999 Stock Option Plan. The options granted to Mr. Nichols in 2000 reflect stock options received before he joined dj Orthopedics.

(2)	Includes auto allowances, club dues, contributions to dj Ortho’s 401(k) Plan and dj Ortho’s Group Term Life Plan, relocation expenses in the amount of $61,230 in the case of Mr. Rolfes in 2000 and retention bonuses paid to Messrs. Cross, Talbot and McBrayer in 1999 upon consummation of DonJoy’s, the predecessor of dj Orthopedics, recapitalization in 1999. The recapitalization constituted a change of control or division divestiture, as defined in the retention agreements of these employees. Consequently, each of these members of management of dj Ortho who remained in his position through the consummation of the recapitalization received a special retention bonus. The special retention bonus was paid by Smith & Nephew, Inc., dj Orthopedics’ former parent, as follows: Leslie H. Cross, $235,900, Cyril Talbot III, $151,945 and Michael R. McBrayer, $155,715.

(3)	Mr. Talbot’s employment as Senior Vice President-Finance, Chief Financial Officer and Secretary ceased in July 2002, although he still remains employed by dj Ortho to assist with the transition of his successor. He was replaced by Vickie L. Capps as Senior Vice President-Finance and Chief Financial Officer with an annual base salary of $234,000.

(4)	Mr. Rolfes joined dj Ortho in January 2000. His employment with dj Ortho was terminated in July 2002.

(5)	Mr. Nichols joined dj Ortho in June 2001. His employment with dj Ortho was terminated in July 2002.

Stock Option Grants in Fiscal 2001

      The following table sets forth information regarding options to purchase shares of dj Orthopedics’ common stock granted to the officers named in the Executive Compensation table during fiscal 2001. dj Orthopedics has no outstanding stock appreciation rights.

	Individual Grants(1)				Potential Realizable
Value at Assumed
	Number of				Annual Rates of
	Securities	Percent of			Share Price
	Underlying	Total	Exercise		Appreciation for
	Options	Options	Price at		Option Term(2)
	Granted	Granted in	the Time	Expiration
Name	(#)	2001	of Grant	Date	5%	10%

(In thousands)
Leslie H. Cross (CEO)	—	—	—	—	—	—
Cyril Talbot III(3)	—	—	—	—	—	—
Kenneth D. Rolfes(4)	—	—	—	—	—	—
Michael R. McBrayer	—	—	—	—	—	—
Paul K. Nichols(4)	66,602	13.8%	$13.60	6/1/2016	$1,003	$2,794

(1)	Includes 26,597 Tier I options, 17,764 Tier II options and 22,197 Tier III options granted under dj Orthopedics’ Fifth Amended and Restated 1999 Stock Option Plan. One fourth of the Tier I options become exercisable on the first anniversary of the grant, with another one fourth becoming exercisable on each of the second, third and fourth anniversaries. The Tier II options and Tier III options are event-vesting options which vest and become exercisable upon the earlier of (i) the occurrence of a liquidity event or a material transaction, each as defined in the plan, and then only to the extent that JPMDJ Partners has realized specified internal rates of return on dj Orthopedics’ common stock since June 30, 1999, the date of the recapitalization of DonJoy, the predecessor of dj Orthopedics, and (ii) the eighth anniversary of the grant date. The Tier II but not the Tier III options vested upon consummation of dj Orthopedics’ initial public offering in November 2001. Vested options may be exercised at any time prior to the fifteenth anniversary of the grant, unless the grantees option is sooner terminated, in which case the unexercisable options are forfeited and the grantee shall have a specified period in which to exercise any option which had previously become exercisable.

(2)	The potential realizable value listed in the table represents hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% or 10% compounded annually from the date the respective options were granted to their expiration date, based upon dj Orthopedics’ closing price on the New York Stock Exchange on December 31, 2001 of $13.30. The assumed 5% and 10% rates of appreciation are provided in accordance with rules of the SEC and do not represent dj Orthopedics’ estimate or projection of dj Orthopedics’ future stock value. Actual gains, if any, on option exercises will depend on the future performance of dj Orthopedics’ common stock and overall market conditions. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

(3)	Employment as Senior Vice President-Finance, Chief Financial Officer and Secretary ceased in July 2002, although Mr. Talbot still remains employed by dj Ortho to assist with the transition of his successor.

(4)	Employment was terminated in July 2002 and options lapsed at that time.

Aggregated Fiscal Year-End Option Values

      The following table sets forth information concerning options held by each of the officers named in the executive compensation table at December 31, 2001. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2001. Also reported are values of “in-the money” options that represent the positive spread between the respective exercise prices of outstanding stock options and $13.30, which was the closing sales price of dj Orthopedics’ common stock on the New York Stock Exchange on December 31, 2001. No options were exercised by these persons in 2001.

	Number of Common Shares Underlying	Value of Unexercised
	Unexercised Options at	In-the-Money Options at
	December 31, 2001	December 31, 2001
Name	Exercisable/Unexercisable	Exercisable/Unexercisable(1)

(In thousands)
Leslie H. Cross (CEO)	135,020/154,309	$547/$625
Michael McBrayer	45,011/51,433	$182/$208
Cyril Talbot III(3)	45,011/51,433	$182/$208
Kenneth D. Rolfes(4)	33,605/38,404	$136/$156
Paul K. Nichols(4)	29,827/42,156	$22/(2)

(1)	Represents the difference between the closing price of dj Orthopedics’ common stock on the New York Stock Exchange on December 31, 2001 of $13.30 per share and the exercise price of the option, but not less than zero. Unexercised options include event-vesting Tier III options granted under dj Orthopedics’ Fifth Amended and Restated 1999 Stock Option Plan.

(2)	Options are considered out-of-the-money.

(3)	Employment as Senior Vice President-Finance, Chief Financial Officer and Secretary ceased in July 2002, although Mr. Talbot still remains employed by dj Ortho to assist with the transition of his successor.

(4)	Employment was terminated in July 2002. As of June 29, 2002, 33,605 shares of Mr. Rolfes’ options were exercisable while 38,404 shares had been canceled, and 29,827 shares of Mr. Nichols’ options were exercisable while 42,156 had been canceled. Mr. Rolfes and Mr. Nichols have 90 days from their dates of termination to exercise all of their exercisable options.

Stock Options

1999 Option Plan

      Under our Fifth Amended and Restated 1999 Option Plan (the 1999 Plan), 1,933,174 common shares have been reserved for issuance upon exercise of options granted under the 1999 Plan. The 1999 Plan is administered by the Compensation Committee appointed from time to time by the Board of Directors. The 1999 Plan will expire on August 19, 2015 unless we terminate it before that date. The 1999 Plan provides for the grant of nonqualified options to officers, directors and employees of, and consultants and advisors to, dj Orthopedics.

      Options will be granted in amounts to be agreed upon by the Compensation Committee. Options will generally vest either:

•	25% beginning on June 30, 2000 and thereafter ratably over a 3 year period for those options granted on June 30, 2000 (Tier I), or

•	25% at the end of 1 year from the date of the grant and the balance vesting ratably thereafter for all options granted after June 30, 2000 (Tier I), or

•	Tier II and III options which cliff vest on December 31, 2007; however, accelerated vesting can be achieved upon completion of certain events, or

•	Time-vested based upon achievement of certain sales targets.

      We have granted options to purchase an aggregate of 1,885,989 shares of common stock under the 1999 Plan of which approximately 48% are time-vesting options and approximately 52% are event-vesting options. As of December 31, 2001, 728,488 shares issued under the 1999 Plan were exercisable. No future options will be granted under the 1999 Plan, and all shares of common stock which would otherwise have been available for issuance under the 1999 Plan will be available for issuance under the 2001 Omnibus Plan described below. In connection with the initial public offering, all the Tier II options vested in accordance with their terms.

2001 Omnibus Plan

      The Omnibus Plan provides for awards of stock options, stock appreciation rights, performance awards, restricted stock, restricted stock units, stock bonuses, stock unit awards and cash bonuses to key personnel, including consultants and advisors. Except as hereafter described and subject to equitable adjustments to reflect certain corporate events, the maximum number of shares of our common stock with respect to which awards may be granted under the Omnibus Plan is 3,800,000. On each January 1, commencing January 1, 2003, the number of shares of common stock available for issuance under the Omnibus Plan will be automatically increased by a number of shares equal to 1% of the number of shares of common stock outstanding on the previous December 31. In addition, shares of common stock not subject to options granted under the 1999 Option Plan or subject to awards that are forfeited, terminated, canceled or settled without the delivery of common stock under the Omnibus Plan and the 1999 Option Plan will increase the number of shares available for awards under the Omnibus Plan. Also, shares tendered to dj Orthopedics in satisfaction or partial satisfaction of the exercise price of any award under the Omnibus Plan or the 1999 Option Plan will increase the number of shares available for awards under the Omnibus Plan to the extent permitted by Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Awards with respect to no more than 300,000 shares of common stock may be granted in any year to any eligible participant under the Omnibus Plan and no more than 1,000,000 of the shares may be granted as incentive stock options. The shares of common stock to be delivered under the Omnibus Plan will be made available from the authorized but unissued shares of common stock or from treasury shares. At December 31, 2001, options to purchase 123,900 shares had been granted, none of which were exercisable and 3,723,285 shares were available for future grant under the Omnibus Plan.

      The Omnibus Plan is administered by our Compensation Committee which has the sole and complete authority to grant awards under the Omnibus Plan to eligible employees and officers of, and consultants and advisors to, dj Orthopedics and its subsidiaries, to establish the terms of awards and to interpret the provisions of the Omnibus Plan and adopt, amend and repeal administrative rules, guidelines and practices governing the operation of the Omnibus Plan as it deems advisable. The Compensation Committee’s determinations of which eligible individuals will be granted awards and the terms of awards will be in the sole discretion of the Compensation Committee.

      Options granted under the Omnibus Plan may be either nonqualified options or incentive stock options. Stock appreciation rights may be granted in conjunction with or unrelated to options and, if in conjunction with an outstanding option, may be granted at the time of the option grant or thereafter, at the exercise price of the option. The Compensation Committee has discretion to fix the exercise price of the options and stock appreciation rights, but the exercise price may not be less than the fair market value of the common stock at the date of grant. The Compensation Committee also has broad discretion as to the terms and conditions on which options and stock appreciation rights will be exercisable.

      The exercise price of options may be satisfied in cash or, in the discretion of the Compensation Committee, by exchanging shares of common stock owned by the optionee, or by a combination of cash and shares of common stock. The ability to pay the option exercise price in shares of common stock would, if permitted by the Compensation Committee, enable an optionee to engage in a series of successive stock-for-stock exercises of an option, a practice sometimes referred to as “pyramiding”, and as a result fully exercise an option with little or no cash investment. In the event that a participant is permitted to and does exercise an option granted under the Omnibus Plan by delivering shares of common stock, the Compensation Committee is authorized to grant or provide for the automatic grant of a restoration option to the optionee, subject to the satisfaction of conditions or criteria established by the Compensation Committee. A restoration option will entitle the participant to purchase a number of shares of common stock equal to the number of shares surrendered in payment of the exercise price of the original option, at a per share exercise price equal to not less than 100% of the per share fair market value of the common stock on the date of grant of the restoration option. The terms and conditions of the restoration option will be determined by the Committee.

      On the exercise of a stock appreciation right, a participant will be entitled to receive a cash payment equal to the excess of the fair market value of the shares to which the right relates at the date of exercise over the exercise price of the right.

      Performance awards will be earned to the extent performance goals established by the Compensation Committee are achieved over a period of time specified by the Compensation Committee. The Compensation Committee will have discretion to determine the value of each performance award, to adjust the performance goals as it deems equitable to reflect events affecting us or changes in law or accounting principles or other factors, and to determine the extent to which performance awards that are earned may be paid in the form of cash, shares of common stock or a combination of both.

      Awards of restricted stock or restricted stock units under the Omnibus Plan will consist of shares of common stock or units, the value of which is equal to a share of common stock. Restricted stock and restricted stock units will be granted to a participant subject to restrictions on transfer and forfeiture specified by the Compensation Committee. In general, a participant who has been granted restricted stock will from the date of grant have the benefits of ownership in respect of the shares, including the right to vote the shares and to receive dividends and other distributions thereon, subject to the restrictions set forth in the Omnibus Plan and in the instrument evidencing the award. The shares of restricted stock will be held by us, or by an escrow agent designated by us, during the restricted period. The Compensation Committee has authority to determine the duration of the restricted period as well as the other terms and conditions of the restricted stock and restricted stock units. Restricted stock units may be paid, in the discretion of the Compensation Committee, in cash, shares of common stock, other securities or other property upon the lapse of the applicable restrictions.

      The Omnibus Plan also authorizes the Compensation Committee to grant to participants a stock unit award, which shall consist of a right which is an award of shares of common stock or an award denominated or payable in, or that is valued in whole or in part by reference to, or is otherwise based on, the value of shares of common stock. The Compensation Committee has discretion to determine the participants to whom stock unit awards are to be made, the times at which the awards are to be made, the size of the awards, and all other conditions of the awards, including any restrictions, deferral periods, or performance requirements.

      The Omnibus Plan also authorizes the Compensation Committee to grant to participants stock bonuses. The Compensation Committee has discretion to determine the participants to whom stock bonuses are to be made, the times at which the awards are to be made, the size of the awards, and all other conditions of the awards, including any restrictions, deferral periods, or performance requirements.

      Any award under the Omnibus Plan may provide that the participant has the right to receive currently, or on deferred basis, dividends or dividend equivalents and/or other cash payments in addition to or in lieu of the award, all as the Compensation Committee determines.

      The Compensation Committee may in its discretion, in connection the grant of an award under the Omnibus Plan, grant a cash bonus payable after the date on which the participant is required to recognize income for federal income tax purposes in connection with the award or at any other time as the Committee determines. The amount of any cash bonus will be determined by the Committee, provided that in no event will the amount of the cash bonus exceed the fair market value of the shares of common stock to which the award relates. A cash bonus will be subject to conditions determined by the Compensation Committee at the time the cash bonus is granted.

      In connection with the grant of any stock award under the Omnibus Plan, the Compensation Committee will have the right to grant to the participant a stock loan in an amount and on such terms as may be approved by the Compensation Committee for the purpose of financing in whole or in part the exercise price or other payment to be made by the participant in connection with the award or any tax payable in connection with the award. Any loan will be made with full recourse to the participant, will be secured by the common stock and will bear interest at a rate sufficient to avoid imputed income under applicable provisions of the Internal Revenue Code.

      If the Compensation Committee determines that any stock split, reverse stock split, stock dividend or other distribution (whether in the form of cash, securities, or other property), recapitalization reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants or other rights to purchase shares at a price below fair market value, or other similar corporate event affects the common stock such that an adjustment is required in order to preserve the benefits intended under the Omnibus Plan, the Committee has discretion to make equitable adjustments in the number and kind of shares that may be the subject of future awards under the Omnibus Plan and the number and kind of shares (or other securities or property) subject to outstanding awards and the respective grant or exercise prices of any future or outstanding awards.

      The Compensation Committee has broad discretion as to the specific terms and conditions of each award and any rules applicable to an award, including but not limited to, subject to the terms of the Plan, the effect on an award of the death, retirement or other termination of employment of the participant or termination of the provision of services pursuant to an advisory or consultant engagement. The terms of each award are to be evidenced by a written instrument delivered to the participant. The awards authorized under the Omnibus Plan are subject to applicable tax withholding by us, which may be satisfied by the withholding of shares payable under the Omnibus. Awards may not be assigned or transferred, except by will or the law of descent and distribution or pursuant to a qualified domestic relations order or as otherwise provided in the Plan.

      The Omnibus Plan may be amended or terminated at any time by the Board of Directors of dj Orthopedics, except that no amendment may be made without stockholder approval if the Compensation Committee determines that stockholder approval is necessary to comply with any tax or regulatory requirement, including any approval requirement which is a prerequisite for the exemptive relief from Section 16 of the Securities Exchange Act of 1934, as amended, for which or with which the Committee determines that it is desirable to qualify or comply.

Employee Stock Purchase Plan

      The Employee Stock Purchase Plan became effective on November 15, 2001, the first day on which price quotations were reported for the common stock of dj Orthopedics on the NYSE. Initially, 1,000,000 shares of common stock of dj Orthopedics had been reserved under this plan. On each January 1 of each year, commencing January 1, 2003, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 1.0% of our outstanding shares on December 31 of the preceding year. The Board of Directors of dj Orthopedics or the Compensation Committee may reduce the amount of the increase in any particular year. The aggregate number of shares reserved for issuance under the Stock Purchase Plan may not exceed 5,000,000 shares.

      The Stock Purchase Plan is administered by the Compensation Committee of dj Orthopedics. The Compensation Committee has the authority to construe and interpret the plan, and its decisions will be final and binding.

      Employees generally are eligible to participate in the Stock Purchase Plan if they are employed before the beginning of the applicable offering period, are customarily employed by dj Orthopedics, or any of its subsidiaries that are designated, for 20 hours or more per week and more than five months in a calendar year and are not, and would not become as a result of being granted an option under the plan, 5% stockholders of dj Orthopedics or its designated subsidiaries. Participation in the Stock Purchase Plan will end automatically upon termination of employment for any reason.

      Under the Stock Purchase Plan, eligible employees are permitted to acquire shares of common stock of dj Orthopedics through payroll deductions. Eligible employees may select a rate of payroll deduction between 1% and 15% of their compensation and are subject to maximum purchase limitations.

      Except for the first offering period and the first purchase period, each offering period under the Stock Purchase Plan is for two years and consists of four six-month purchase periods. Offering periods and purchase periods begin on January 1 and July 1 of each year. The first offering period began on November 15, 2001 and will end on December 31, 2003, and the first purchase period of the first offering period began on November 15, 2001 and ended on June 30, 2002.

      The Stock Purchase Plan provides that the purchase price for common stock purchased under the plan will be 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period. The Compensation Committee has the power to change the offering dates, purchase dates and durations of offering periods without stockholder approval, if the change is announced prior to the beginning of the affected date or offering period.

      The Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. The plan terminates 10 years from the date of the adoption of the plan by our Board of Directors, unless it is terminated earlier under the terms of the plan. The Board has the authority to amend, terminate or extend the term of the plan, except that no action taken by the board may adversely affect any outstanding options previously granted under the plan.

      Except for the automatic annual increase of shares described above, stockholder approval is required to increase the number of shares that may be issued or to change the terms of eligibility under the Stock Purchase Plan. The Board is also able to make amendments to the plan as it determines to be advisable if the financial accounting treatment for the plan is different from the financial accounting treatment in effect on the date the plan was adopted by the Board.

2001 Non-Employee Director’s Stock Option Plan

      dj Orthopedics has adopted the dj Orthopedics 2001 Non-Employee Directors’ Stock Option Plan. Each of dj Orthopedics’ directors who is not one of its employees or the employee of any of its subsidiaries and who was not initially elected to the Board of Directors, and was not one of its employees or the employee of any of its subsidiaries, within the previous 12 months will, immediately following each annual stockholders meeting, commencing with the annual meeting in 2003, automatically receive an annual grant of options to purchase 15,000 shares of dj Orthopedics’ common stock at an exercise price equal to 100% of the fair market value of dj Orthopedics’ common stock at the date of grant of the option. Except as discussed below, each non-employee director, upon initially joining the Board of Directors, will also receive under the Plan an initial grant of options to purchase 15,000 shares of dj Orthopedics’ common stock (30,000 shares if such director joins the Board of Directors prior to November 15, 2002) at an exercise price equal to 100% of the fair market value of the common stock as of such date. A total of 1,500,000 shares of dj Orthopedics’ common stock have been reserved for issuance under the Plan. Options granted under the Plan will vest ratably over a three-year period, commencing on the first anniversary of the date of grant. No options had been granted under the Plan at December 31, 2001.

      Since December 31, 2001, a director and former director have received a one-time grant of a right to purchase 21,624 shares of dj Orthopedics’ common stock at an exercise price equal to the fair market value at the time of exercise.

401(k) Plan

      dj Orthopedics has a qualified 401(k) profit-sharing plan covering substantially all of its U.S. employees. dj Orthopedics matches dollar for dollar the first $500, then match at a 30 percent rate, employee contributions up to 6 percent of total compensation. dj Orthopedics’ matching contributions related to this plan were $0.3 million, $0.4 million and $0.5 million for the years ended December 31, 1999, 2000 and 2001, respectively. The Plan also provides for discretionary dj Orthopedics’ contributions (employee profit sharing) which began on June 30, 1999 as approved by the Board of Directors. There were no discretionary contributions for the years ended December 31, 2000 and 2001. The 401(k) plan is administered by Fidelity Investments Institutional Services Company, Inc.

Employment Agreements

      dj Ortho entered into employment agreements with Leslie H. Cross, Cyril Talbot III and Michael R. McBrayer dated as of June 30, 1999. Each of the employment agreements terminated on June 30, 2002, unless extended by the parties. Mr. Cross’ and Mr. McBrayer’s agreements have been extended to June 30, 2003. In June 2002, Mr. Talbot’s employment agreement was extended to August 31, 2002. Mr. Talbot and dj Ortho subsequently entered into an amended and restated employment agreement that provides for Mr. Talbot to assist with the transition of his former duties to Vickie L. Capps, our current Senior Vice President — Finance and Chief Financial Officer. The transition period under Mr. Talbot’s amended employment agreement terminates no later than December 31, 2002.

      Pursuant to their respective employment agreements, as amended, Mr. Cross serves as President and Chief Executive Officer at an annual salary of $317,000, Mr. Talbot receives an annual salary of $200,000 during the transition period and Mr. McBrayer serves as Senior Vice President — Professional Relations and Business Development at an annual salary of $183,000. Mr. Cross’ and Mr. McBrayer’s base salaries are subject to annual review and adjustment by the Board of Directors of dj Orthopedics. In addition, each executive is entitled to such annual bonuses as may be determined by the Board of Directors of dj Orthopedics, four weeks paid vacation per year (Mr. Talbot will accrue vacation at a rate of three weeks per year during the transition period) and a car allowance. Each executive may be terminated at any time during the term of the applicable employment agreement with or without cause, as defined in the applicable employment agreement. In the event of an executive’s termination without cause, the executive will be entitled to receive his base salary from the date of termination until the first anniversary of the date of termination (the second anniversary in the case of Mr. Cross). Pursuant to the applicable employment agreement, each executive has agreed that until the fourth anniversary of the date of termination or expiration of his employment with dj Ortho, he will not:

•	induce or attempt to induce any employee of dj Ortho or any of its affiliates to leave the employ of dj Ortho or any such affiliate, or in any way interfere with the relationship between dj Ortho or any such affiliate and any employee thereof;

•	hire any person who was an employee of dj Ortho until six months after such person’s employment with dj Ortho or any affiliate thereof was terminated; or

•	induce or attempt to induce any customer, supplier, licensee or other business relation of dj Ortho or any affiliate to cease doing business with us or such affiliate, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and dj Ortho or any such affiliate.

      Each employment agreement also contains customary non-disclosure provisions. In addition, each executive has agreed that any inventions or other developments relating to dj Ortho or dj Ortho’s products or services conceived, developed or made by the executive while employed by dj Ortho belong to dj Ortho.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the ownership of the common stock of dj Orthopedics by (i) those persons known by management of dj Orthopedics to own beneficially more than 5% of dj Orthopedics’ outstanding common stock, (ii) the directors of dj Orthopedics, (iii) the executive officers named in the Executive Compensation table and (iv) all current directors and executive officers of dj Orthopedics as a group. Such information is provided as of April 15, 2002. The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing that person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

	Shares Beneficially
	Owned

Name	Number	Percentage

J.P. Morgan DJ Partners, LLC(1)	8,167,512	45.74%
J.P. Morgan Partners (23A SBIC), LLC(1)(2)	8,381,652	46.94%
Charles T. Orsatti(3)	8,167,512	45.74%
Leslie H. Cross(4)(5)	315,288	1.75%
Cyril Talbot III(4)(6)	88,280	0.49%
Michael R. McBrayer(4)(6)	88,280	0.49%
Kenneth D. Rolfes(4)(8)	33,605	0.19%
Paul K. Nichols(4)(7)	29,827	0.17%
Mitchell J. Blutt, M.D.(9)	8,381,652	46.94%
Damion E. Wicker, M.D.(9)	8,381,652	46.94%
Kirby L. Cramer(10)	43,248	0.24%
Jack R. Blair(11)	1,000	0.01%
MMI Investments II-A, L.P.(12)	900,000	5.04%
Salomon Smith Barney Holdings Inc.(13)	1,204,879	6.75%
The Goldman Sachs Group, Inc.(14)	1,558,055	8.73%
All directors and executive officers as a group (10 persons)(15)	8,981,180	50.30%

(1)	The address of J.P. Morgan DJ Partners, LLC (“JPMDJ Partners”) and J.P. Morgan Partners (23A SBIC), LLC (“JPMP (23A SBIC)”) is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020. JPMDJ Partners was formed by JPMP (23A SBIC) and J.P. Morgan Fairfield Partners, LLC (“JPM Fairfield Partners”). JPMP (23A SBIC) owns approximately 86.9%, Wachovia Capital Partners owns approximately 9.6%, the affiliates of Trust Company of the West own approximately 3.1% and JPM Fairfield Partners owns approximately 0.4% of the membership interests in JPMDJ Partners. JPM Fairfield Partners, which is controlled by Mr. Orsatti, is the managing member of JPMDJ Partners except that under the circumstances described below, JPMP (23A SBIC) will become the managing member of JPMDJ Partners. JPMP (23A SBIC) is a licensed small business investment company (SBIC) and as such is subject to restrictions imposed upon SBICs by the regulations established and enforced by the Small Business Administration. Among these restrictions are certain limitations on the extent to which an SBIC may exercise control over companies in which it invests. As a result of these restrictions, JPMP (23A SBIC) will only become the managing member of JPMDJ Partners if specified events described in the constituent documents of JPMDJ Part-

ners occur. These events are the breach of any representations made by JPM Fairfield Partners in the JPMDJ Partners limited liability company agreement; the default by JPM Fairfield Partners in the performance of any of its obligations under the JPMDJ Partners limited liability company agreement; JPMP (23A SBIC) believes circumstances exist that require it to take control of JPMDJ Partners; and JPMP (23A SBIC) determines both that it is permitted under appropriate law to take control of JPMDJ Partners and that it is in its interest and the interest of the other members of JPMDJ Partners to do so.

(2)	Includes 214,140 shares owned by JPMP (23A SBIC) and the 8,167,512 shares owned by JPMDJ Partners of which JPMP (23A SBIC) may be deemed the beneficial owner given its status as a member of JPMDJ Partners owning approximately 87% of JPMDJ Partners’ membership interests. The managing member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., (“JPMP (23A SBIC Manager)”), a wholly owned subsidiary of JPMorgan Chase Bank (“JPM Chase Bank”), a wholly owned subsidiary of J.P. Morgan Chase & Co. (“JPM Chase”), a publicly traded company. Each of JPMP (23A SBIC Manager), JPM Chase Bank and JPM Chase may be deemed beneficial owners of the shares held by JPMP (23A SBIC), however, each disclaim beneficial ownership except to the extent of its pecuniary interest.

(3)	Reflects the shares owned by JPMDJ Partners given his status as the person controlling JPM Fairfield Partners, which is the managing member of JPMDJ Partners. As the managing member of JPMDJ Partners, JPM Fairfield Partners may also be deemed to be the beneficial owner of these shares. Mr. Orsatti and JPM Fairfield Partners disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interest. The address of Mr. Orsatti is c/o J.P. Morgan Fairfield Partners, LLC, 600 Cleveland Street, Suite 1100, Clearwater, Florida 33755.

(4)	The address of Messrs. Cross, Talbot, McBrayer, Rolfes and Nichols is c/o 2985 Scott Street, Vista, California 92083. Mr. Talbot’s employment as Senior Vice President-Finance, Chief Financial Officer and Secretary ceased in July 2002, although he now serves as an employee in a limited capacity. Mr. Rolfes’ and Mr. Nichols’ employment terminated in July 2002.

(5)	Includes (i) 180,268 shares held by a family trust, the Leslie H. Cross & Deborah L. Cross Family Trust, of which Mr. Cross is a trustee, and (ii) 135,020 shares issuable upon exercise of currently exercisable options and options which vest within 60 days of the date of the table.

(6)	Includes (i) 43,269 shares, and (ii) 45,011 shares issuable upon exercise of currently exercisable options and options which vest within 60 days of the date of the table.

(7)	Represents 29,827 shares issuable upon exercise of currently exercisable options and options which vest within 60 days of the date of the table. Mr. Nichols’ employment was terminated in July 2002 and he has 90 days from the date of termination to exercise these options.

(8)	Represents 33,605 shares issuable upon exercise of currently exercisable options and options which vest within 60 days of the date of the table. Mr. Rolfes’ employment was terminated in July 2002 and he has 90 days from the date of termination to exercise these options.

(9)	Reflects the shares owned by JPMDJ Partners and JPMP (23A SBIC) due to his status as an executive officer of J.P. Morgan Partners (23A SBIC Manager), Inc. (“JPMP (23A SBIC Manager)”), the managing member of JPMP (23A SBIC), a wholly owned subsidiary of JPM Chase Bank, a wholly owned subsidiary of JPM Chase. Each of JPMP (23A SBIC Manager), JPM Chase Bank and JPM Chase may also be considered the beneficial owner of these shares. Such person and each of JPMP (23A SBIC Manager), JPM Chase Bank and JPM Chase & Co. disclaim beneficial ownership except to the extent of his or its pecuniary interest. JPMP (23A SBIC Manager) may also be considered the beneficial owner of these shares. Such person and JPMP (23A SBIC Manager) disclaims beneficial ownership of these shares except to the extent of his or its pecuniary interest. The address of Messrs. Blutt and Wicker and JPMP (23A SBIC Manager) is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

(10)	Represents 43,248 shares issuable upon exercise of currently exercisable options and rights to purchase common stock and options which vest within 60 days of the date of the table. The address of Mr. Cramer is c/o 2985 Scott Street, Vista, California 92083.

(11)	The address of Mr. Blair is c/o 2985 Scott Street, Vista, California 92083.

(12)	Based on information provided in a Schedule 13D filed on April 8, 2002 by MMI Investments II-A, L.P. (“MMI Investments”) and MCM Management, LLC (“MCM”), the general partner of MMI Investments. The Schedule 13D states that as of March 28, 2002, MMI Investments had sole voting and dispositive power with respect to all of such shares but that by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of such shares and to have shared voting and dispositive power.

(13)	Based on information provided in a Schedule 13G filed on February 14, 2002 by Citigroup Inc. (“Citigroup”) and Salomon Smith Barney Holdings Inc. (“SSB Holdings”), a wholly owned subsidiary of Citigroup. As of December 31, 2001, Citigroup and SSB Holdings had shared voting and dispositive power with respect to all of such shares.

(14)	Based on information provided in a Schedule 13G filed on February 14, 2002 by The Goldman Sachs Group, Inc. (“GS Group”) and Goldman, Sachs & Co. (“Goldman Sachs”), a wholly owned subsidiary of GS Group. As of December 31, 2001, GS Group and Goldman Sachs shared voting and dispositive power with respect to all of such shares. GS Group and Goldman Sachs each disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both and (ii) certain investment entities, of which a subsidiary of GS Group or Goldman Sachs is the general power, managing general partner or other manager, to the extent interests in such entities are held by persons other than GS Group, Goldman Sachs or their affiliates.

(15)	Includes 331,722 shares issuable upon exercise of currently exercisable options and common stock purchase rights and options which vest within 60 days of the date of the table.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Unit Issuances

      In connection with our acquisition in July 2000 of a portion of the assets of DePuy Orthopaedic Technology, Inc., a subsidiary of Johnson & Johnson, DonJoy, the predecessor of dj Orthopedics, issued 73,775 common units to JPMDJ Partners for gross proceeds of $8.0 million, 1,429 common units to Mr. Cross for gross proceeds of $0.2 million and 343 common units to each of Mr. Talbot and Mr. McBrayer for gross proceeds of $38,000. Substantially all of the purchase price payable by our management investors was paid for through the issuance of full recourse promissory notes. Upon consummation of the reorganization, these common units of JPMDJ Partners, Mr. Cross, Mr. Talbot and Mr. McBrayer were exchanged for 797,655, 15,450, 3,708 and 3,708 shares of common stock of dj Orthopedics, respectively, reflecting an effective purchase price of $10.08 per share. In addition, DonJoy issued 2,146, 668 and 1,407 redeemable preferred units to JPMP (23A SBIC), Wachovia Capital Partners and the TCW affiliates, respectively, for gross proceeds of $1.8 million, $0.6 million and $1.2 million, respectively. Upon consummation of the reorganization, these preferred units of JPMP (23A SBIC), Wachovia Capital Partners and the TCW affiliates were exchanged for 23,202, 7,222 and 15,212 shares of common stock of dj Orthopedics, respectively. The effective purchase price for these shares of common stock is also $10.08 per share.

      On June 11, 2001, DonJoy obtained additional financing through the private placement of its common units. JPMDJ Partners made a cash investment of $9.7 million for 89,186 common units, Mr. Cross invested $0.2 million for 1,727 common units and each of Mr. Talbot and Mr. McBrayer invested $45,000 for 415 common units. Part of the purchase price of the management investors’ common units was financed through full recourse promissory notes. Upon consummation of the reorganization, these common units of JPMDJ Partners, Mr. Cross, Mr. Talbot and Mr. McBrayer were exchanged for 964,279, 18,672, 4,486 and 4,486 shares of common stock of dj Orthopedics, Inc., respectively, reflecting an effective purchase price of $10.08 per share.

Our 1999 Recapitalization

      On June 30, 1999, DonJoy consummated a recapitalization pursuant to a recapitalization agreement dated as of April 29, 1999 with JPMDJ Partners and Smith & Nephew. Prior to the recapitalization, Smith & Nephew owned 100% of the membership interests of DonJoy.

      Pursuant to the recapitalization, JPMDJ Partners made a $64.6 million cash investment in the common units of DonJoy. Mr. Cross invested $1.3 million and each of Mr. Talbot and Mr. McBrayer invested $0.3 million in the common units of DonJoy, reflecting in each case an effective purchase price of $9.25 per share of common stock of dj Orthopedics after giving effect to the reorganization. $1.4 million of the aggregate investment of the management investors was financed by full recourse promissory notes. In addition, DonJoy issued redeemable preferred units for an aggregate purchase price of $31.4 million, with JPMP (23A SBIC) purchasing approximately $21.2 million and First Union Investors, Inc. purchasing approximately $10.2 million of the redeemable preferred units before payment of $1.4 million of fees to them on a pro rata basis. The effective purchase price of the shares of common stock of dj Orthopedics received by these entities in exchange for these preferred units in the reorganization is $9.25 per share. DonJoy sold all of its assets (other than the cash proceeds from the equity contribution by JPMDJ Partners and the management investors and the issuance of the redeemable preferred units) to dj Ortho which had been created as a wholly owned subsidiary of DonJoy as part of the recapitalization for purposes of becoming the operating company subsidiary of DonJoy through the asset sale. dj Ortho funded the asset sale using the proceeds from the offering of the notes and $15.5 million of borrowings under its bank credit facility. DonJoy used the $207.9 million of proceeds from the asset sale, the issuance of the redeemable preferred units and the issuance of common units to JPMDJ Partners and the management investors (excluding $1.4 million which was financed through loans to the management investors) to repurchase from Smith & Nephew its interest in DonJoy (other than a retained interest of approximately 7.1%) for approximately $199.1 million and to pay transaction fees and expenses of $8.8 million. The purchase price for the units repurchased from Smith &

Nephew was $100 per unit, representing an effective purchase price of $9.25 per share of common stock of dj Orthopedics after giving effect to the reorganization.

      The issuance by DonJoy of the common units and the redeemable preferred units, the issuance by dj Ortho and DJ Capital, as co-issuers of the notes, the borrowing by dj Ortho under the bank credit facility, the asset sale and DonJoy’s repurchase of the Smith & Nephew interest in DonJoy (other than its retained interest of approximately 7.1%) were all contingent upon each other and were consummated concurrently on June 30, 1999. Together, each of these transactions constitute the recapitalization. As a result of the recapitalization, JPMDJ Partners obtained a controlling interest in DonJoy.

      The sources and uses of funds for the recapitalization are presented in the following table:

Amount

(Dollars in millions)
Sources:
Bank credit facility(a)	$15.5
Senior subordinated notes	98.0
Redeemable preferred units(b)	30.0
Common unit investment in DonJoy by JPMDJ Partners	64.6
Retained common unit investment in DonJoy by Smith & Nephew	5.4
Common unit investment in DonJoy by management investors	1.8

Total sources	$215.3

Uses:
Consideration paid to Smith & Nephew	$199.1
Retained common unit investment in DonJoy by Smith & Nephew	5.4
Loans to management investors	1.4
Fees and expenses	8.8
Working capital	0.6

Total uses	$215.3

(a)	Represents the $15.5 million term loan borrowed under the bank credit facility to consummate the recapitalization.

(b)	Represents $31.4 million of proceeds received from the sale of redeemable preferred units, net of $1.4 million of fees paid to JPMP (23A SBIC) and First Union Investors, Inc. on a pro rata basis.

      On July 30, 1999, JPMP (23A SBIC) and First Union Investors, Inc. each sold to the TCW affiliates approximately $5.2 million of DonJoy’s redeemable preferred units and $1.8 million and $0.2 million, respectively, of membership interests in JPMDJ Partners. Upon consummation of the reorganization, these redeemable preferred units purchased by the TCW affiliates were exchanged for 144,826 shares of common stock of dj Orthopedics. The effective purchase price for these shares of common stock was $9.25 per share.

      In December 1999, First Union Investors, Inc. transferred its remaining interest in DonJoy to DJ Investment, LLC. First Union Investors, Inc. is the manager of DJ Investment, LLC.

      Recapitalization Agreement. In addition to providing for the sale of the common units of DonJoy to JPMDJ Partners and the management investors, and the repurchase of a portion of Smith & Nephew’s interests in DonJoy, the recapitalization agreement provided for other matters in furtherance of the recapitalization transactions, including those set forth below. The description below of selected provisions of the recapitalization agreement is subject to, and is qualified in its entirety by reference to, the definitive recapitalization agreement, a copy of which was filed as an exhibit to the registration statement of which this prospectus is a part.

      Covenants not to compete. Smith & Nephew has agreed that until June 30, 2004, neither it nor any of its affiliates will, subject to certain exceptions, engage anywhere in the world in the business of developing, manufacturing or marketing of lower-extremity fracture boots, post-operative hinged knee braces, functional hinged knee braces, osteoarthitic hinged knee braces, cold therapy and pain management systems, specified high-tech hinged knee braces and computer-assisted rehabilitation systems using the aforementioned hinged knee braces together with other electronic devices such as sensors and transducers.

      In connection with specified products and proprietary information relating to a rounded cannulated interference (RCI) screw system, a tissue fixation product developed by dj Ortho but transferred to and retained by Smith & Nephew prior to the consummation of the recapitalization, JPMDJ Partners has agreed that neither it nor dj Orthopedics or any of its subsidiaries, including dj Ortho, will, subject to specified exceptions, develop or market competing RCI screw system products with the cooperation of certain physicians who developed them with dj Ortho.

      Smith & Nephew name. Subject to limited exceptions, dj Ortho has agreed that following the recapitalization, it shall not, and shall not permit any of its subsidiaries to, use any of Smith & Nephew’s trademarks or trade names (including, without limitation, Smith & Nephew).

      Indemnification. Smith & Nephew has agreed to indemnify JPMDJ Partners and its affiliates, including dj Ortho and its subsidiaries, for all losses and expenses incurred by them as a result of:

•	any breach by Smith & Nephew of its representations and warranties, covenants and agreements in the recapitalization agreement;

•	any tax liabilities for which Smith & Nephew is liable pursuant to the recapitalization agreement; and

•	specified excluded liabilities.

      However, the recapitalization agreement provides that with respect to breaches of its representations and warranties, Smith & Nephew shall not be required to make indemnification payments with respect to any such breach unless the aggregate amount of the losses and expenses with respect thereto exceeds $3 million ($0.8 million in the case of environmental matters) and that the aggregate amount of such payments shall not exceed $75 million ($7.5 million in the case of environmental matters). Smith & Nephew’s indemnification obligations with respect to breaches of its representations, warranties, covenants and agreements in the recapitalization agreement terminated 15 months after the closing date of the recapitalization except as otherwise set forth in the recapitalization agreement.

Other Agreements with Smith & Nephew

      In connection with the recapitalization, DonJoy and Smith & Nephew entered into several additional agreements providing for the continuation or transfer and transition of various aspects of the business operations. Such agreements were assigned to dj Ortho in connection with the consummation of the recapitalization. The description below of these agreements is subject to, and is qualified in its entirety by reference to, the definitive agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Supply Agreement

      Pursuant to a supply agreement entered into in connection with the recapitalization, dj Ortho has agreed to supply to Smith & Nephew to the extent ordered by Smith & Nephew:

•	all ProCare® line products;

•	all DonJoy® products listed in Smith & Nephew’s 1999 Rehabilitation Division catalog for the United States and any replacements, substitutions and improvements to such products; and

•	such other products as may be mutually agreed upon.

      So as not to interfere with our international business plans, Smith & Nephew agreed not to export any products listed in the second bullet above from the United States after March 31, 2000. Through December 31, 1999, we sold products under the supply agreement to Smith & Nephew at the same prices at which such products were sold to Smith & Nephew prior to the recapitalization, which prices were consistent with prices at which products were sold to third-party international distributors. Commencing January 1, 2000 and for each year thereafter until termination of the supply agreement, dj Ortho will sell these products to Smith & Nephew at its best distributor prices (including discounts and rebates offered to distributors) if and to the extent agreed to by Smith & Nephew and pursuant to purchase orders for our products. Purchases by Smith & Nephew under the supply agreement were $0.8 million in 2000 and $0.4 million in 2001.

      Smith & Nephew has no obligation to purchase any specific or minimum quantity of products pursuant to the supply agreement. However, Smith & Nephew has agreed not to purchase from anyone other than us products covered by this agreement which are included in the business in which it has agreed not to compete with us, subject to limited exceptions including the failure of dj Ortho to supply such products. The supply agreement provides that Smith & Nephew may manufacture or purchase from third-party suppliers products which are not included within the non-compete business.

      Pursuant to the supply agreement, dj Orthopedics and dj Ortho have agreed to indemnify Smith & Nephew and its officers and affiliates with respect to:

•	any injury, death or property damage arising out of dj Orthopedics, dj Ortho’s or any of their employees or agents negligence or willful misconduct;

•	dj Orthopedics’ or dj Ortho’s negligent acts or omissions;

•	dj Orthopedics’ or dj Ortho’s misstatements or false claims with respect to the products covered by the supply agreement;

•	any product liability claims relating to the products covered by the supply agreement, other than those claims resulting from the fault of Smith & Nephew or a third party which do not give rise to an indemnifiable claim against dj Orthopedics by Smith & Nephew under the recapitalization agreement;

•	any governmentally-required recall of the products covered by the supply agreement, other than non-indemnifiable claims described above;

•	our failure to comply with our obligations under the supply agreement; and

•	any claim of infringement by any third party of any patents or any claimed violation of any other intellectual property right of any third party arising in connection with the sale or distribution of products covered by the supply agreement.

      In order to ensure performance of its indemnity obligations, dj Orthopedics has agreed to maintain at least $3 million of product liability and general public liability insurance with a deductible or self-insurance of no more than $100,000 and to name Smith & Nephew as an additional insured. In addition, Smith & Nephew has agreed to indemnify dj Orthopedics, dj Ortho and its officers, managers, equity holders and affiliates with respect to:

•	any injury, death or property damage arising out of Smith & Nephew’s or its employees’ or agents’ negligence or willful misconduct;

•	Smith & Nephew’s negligent act or omission;

•	Smith & Nephew’s misstatements or false claims with respect to the products covered by the supply agreement;

•	Smith & Nephew’s misuse of supply agreement product literature; or

•	Smith & Nephew’s failure to comply with its obligations under the supply agreement.

      The supply agreement terminates in June 2004 unless extended by mutual agreement of dj Orthopedics and Smith & Nephew.

Distribution Agreement

      Pursuant to a distribution agreement entered into in connection with the recapitalization among DonJoy, Smith & Nephew and the affiliates of Smith & Nephew which distributed our products outside the United States as of the closing date of the recapitalization (S&N Group Companies), each S&N Group Company will continue to distribute our products in the specific international market, or territory, in which such S&N Group Company distributed such products prior to the recapitalization. Through December 31, 1999, we sold products to the S&N Group Companies at the same prices at which such products were sold to the S&N Group Companies prior to the recapitalization. Thereafter, we and Smith & Nephew have negotiated the sale price of any product in good faith. During the term of the distribution agreement with respect to a territory, each S&N Group Company has a royalty-free right to use our trademarks in connection with its distribution of our products.

      The S&N Group Companies have no obligation to purchase any minimum quantity of products pursuant to the distribution agreement. However, Smith & Nephew has agreed to use its commercially reasonable efforts to have the S&N Group Companies purchase from us the same quantity of products reflected in our 1999 budgets (the 1999 Purchase Level) and dj Ortho has agreed to sell to the S&N Group Companies pursuant to applicable purchase orders quantities of products at least equal to its 1999 Purchase Level. Smith & Nephew has also agreed to use its commercially reasonable efforts to have each S&N Group Company distribute and resell products in the same geographical markets within the territories identified in the agreement where the relevant S&N Group Company distributed and sold our products prior to the recapitalization, and Smith & Nephew and each S&N Group Company agrees to employ efforts and methods to sell and promote the sale of the products in its territory that are substantially the same as the efforts and methods employed prior to the consummation of the recapitalization. The S&N Group Companies may not, subject to certain limited exceptions, sell or supply our products or other similar products to anyone outside those territories. During the time any territory is subject to the distribution agreement, no S&N Group Company may import, sell or promote the sale of any products which are included within the businesses in which Smith & Nephew has agreed not to compete with us, other than products purchased from dj Ortho. Pursuant to the distribution agreement, dj Orthopedics and dj Ortho have agreed to indemnify Smith & Nephew and the S&N Group Companies and their officers and affiliates, and Smith & Nephew has agreed to indemnify dj Orthopedics and its officers, managers, equity holders and affiliates to the same extent that dj Orthopedics and Smith & Nephew indemnify each other under the supply agreement.

      As of December 31, 2001, we have replaced 22 Smith & Nephew sales organizations with independent distributors, including, in the case of Australia, our 60% owned subsidiary, dj Australia. Both dj Orthopedics and Smith & Nephew have the right to terminate the distribution agreement on 60 days notice with respect to the seven remaining Smith & Nephew distributors, which are located in Dubai, Ireland, Malaysia, Puerto Rico, Singapore, South Africa and Thailand.

      Upon termination of the distribution agreement with respect to a territory, the applicable S&N Group Company has agreed to assist us in the transition to any new third-party distributor that we designate. Subject to limited exceptions, any products remaining in the inventory of any terminated S&N Group Company upon termination of the distribution agreement with respect to a territory, will be repurchased by dj Ortho, or any new third-party distributor designated by dj Ortho with respect to the territory for an amount equal to:

•	the original purchase price of the repurchased inventory plus any duty and tax paid by the relevant S&N Group Company and the cost paid by that S&N Group Company in shipping the repurchased inventory to the S&N Group Company; plus

•	any sales tax, VAT, duty or fee incurred by the S&N Group Company with respect to the delivery of the repurchased inventory to dj Orthopedics, LLC or the new distributor.

      With respect to the 22 terminated S&N Group Companies, the inventory was generally purchased by the new third-party distributor and the amount of inventory we have repurchased was minimal. If a dispute arises concerning the applicable repurchase price of repurchased inventory and the parties are not able to resolve such dispute within ten business days, the applicable S&N Group Company has the right to sell and distribute the products that are the subject of the dispute within or outside the territories. The distribution agreement will remain in effect until the termination of the last territory.

Transition Services Agreement

      Pursuant to a transition services agreement with Smith & Nephew, Smith & Nephew assisted in the transfer and transition of selected services provided by Smith & Nephew prior to the recapitalization as required by dj Ortho, including human resources, payroll, sales tax reporting, insurance coverage, legal and treasury and cash management. Smith & Nephew also acted as our authorized European Agent/ representative/ distributor for purposes of CE regulation. We did not pay any additional consideration to Smith & Nephew for these services, but reimbursed Smith & Nephew for all payments to third parties in connection with the foregoing services. Such amounts were not material. In addition, Smith & Nephew continued to employ two individuals as employees of its affiliates in the United Kingdom and Belgium through December 31, 1999. We reimbursed Smith & Nephew $179,939 for all compensation, expenses and benefits paid or provided to or on behalf of these international employees. In accordance with the transition services agreement Smith & Nephew also assisted in the transition of master group buying contracts relating to ProCare products with NovaCare, Inc., Premier Purchasing Partners, L.P. and AmeriNet Inc. to separate agreements or arrangements between those companies and dj Ortho. The transition services agreement terminated November 30, 2000.

Sublease

      Pursuant to a sublease with Smith & Nephew entered into in connection with the recapitalization, dj Ortho is subleasing the premises occupied by the Vista facility from Smith & Nephew. dj Ortho will pay rent during the term of the sublease in an amount equal to the amount required to be paid by Smith & Nephew as tenant under the master lease for the Vista facility together with all taxes and other amounts which are the responsibility of Smith & Nephew under the master lease. The current rent payable by dj Ortho under the sublease is $162,371 per month. dj Orthopedics has guaranteed the payment of rent and other amounts owing under the sublease by dj Ortho. Total lease payments to Smith & Nephew in 1999, 2000 and 2001 were $0.9 million, $1.8 million, $1.9 million, respectively. The sublease expires on February 19, 2008 unless sooner terminated as provided in the master lease or the sublease.

CERF Laboratories Agreement

      Pursuant to the CERF Laboratories Agreement with Smith & Nephew, we allowed Smith & Nephew and its employees, agents, representatives and invitees to use our Clinical Education Research Facility (CERF) laboratory, the equipment and supplies in the CERF laboratory and services offered at the CERF laboratory. Smith & Nephew paid us a quarterly fee calculated in the same manner as it was calculated prior to the recapitalization. For 2000 and 1999, Smith & Nephew paid us $56,991 and $85,649, respectively, for use of the CERF laboratory. On August 31, 2000, the CERF agreement was terminated by Smith & Nephew.

Loans to Executive Officers

      dj Orthopedics has received full recourse promissory notes from three of its senior and former senior executive officers, Leslie H. Cross, Cyril Talbot III and Michael R. McBrayer, as partial consideration for their purchase of common units of DonJoy, the predecessor of dj Orthopedics, in June 1999, July 2000 and June 2001. In addition, in connection with their purchase of common units of DonJoy from dj Orthopedics’ former parent in June 2000, dj Orthopedics loaned these officers a portion of the purchase price, evidenced by full recourse promissory notes. The initial principal amount of the notes issued in June 2001 by each of these executive officers in connection with their purchase of common units of DonJoy was $150,610 in the case of Mr. Cross and $30,122 in the case of each of Messrs. Talbot and McBrayer. Each of the notes matures on the seventh anniversary of its issue date and bears interest at the rate of 6.62% per annum in the case of the notes issued in 1999 and 2000 and 5.25% per annum in the case of the notes issued in 2001. Each note permits the management investor to increase the principal amount due under the note by the amount of a scheduled interest payment (the PIK Option). If the management investor elects the PIK Option, the principal amount of this note is increased by the amount of the scheduled interest payment and interest accrues on the principal amount of the note as so increased. The notes issued in June 1999 were amended in June 2000 to include the PIK Option and to increase the interest rate from 5.30% per annum to 6.62% per annum. As a result of this amendment, the principal amount of each June 1999 note was increased to reflect the amount of accrued and unpaid interest from June 30, 1999 to June 28, 2000. The notes of each management investor are secured by all of the common stock of dj Orthopedics owned by that management investor. At June 29, 2002, the aggregate principal amount of the notes outstanding to each of these senior executive officers and former senior executive officer was $1,560,435 in the case of Mr. Cross and $312,090 in the case of each of Messrs. Talbot and McBrayer. These amounts also represented the largest amounts outstanding in 2001 to each of these executive officers as a result of the PIK Option discussed above.

Transactions with Affiliates

      Upon consummation of dj Orthopedics’ initial public offering, dj Orthopedics made a payment of $250,000 to J.P. Morgan Fairfield Partners, an entity controlled by Charles T. Orsatti, the former Chairman of the Board of Directors of dj Orthopedics, for the provision of financial advisory services. dj Orthopedics formalized an agreement with J.P. Morgan Fairfield Partners providing for an annual fee of $250,000 to JPM Fairfield Partners LLC, for the ongoing provision of financial advisory services. The arrangement will terminate if Mr. Orsatti ceases to be a member of the Board of Directors of dj Orthopedics or if J.P. Morgan DJ Partners, LLC (“JPMDJ Partners”) or its members owns less than 5% of the outstanding common stock of dj Orthopedics.

      JPMorgan Chase Bank, an affiliate of JPMDJ Partners and J.P. Morgan Partners (23A SBIC), LLC (“JPMP (23A SBIC)”), two of dj Orthopedics’ principal stockholders, is the syndication agent and is a lender under the dj Orthopedics’ bank credit facility. At June 29, 2002, the amount outstanding under this facility was $36.5 million. Based on this bank’s percentage participation in this bank credit facility, dj Orthopedics estimates that the amount of interest and fees paid to the bank totaled $4.3 million in 2001. In addition, JPMorgan Chase Bank received its pro rata portion, totaling $18.5 million of the net proceeds from dj Orthopedics’ November 2001 initial public offering used to repay borrowings under the revolving credit portion of the bank credit facility.

      In addition, in 2001 in connection with the reorganization of dj Orthopedics, JPMP (23A SBIC) received approximately $23.6 million and 244,059 shares of common stock of dj Orthopedics upon the redemption of the previously outstanding redeemable preferred units of DonJoy, the predecessor of dj Orthopedics. Messrs. Blutt and Wicker, directors of dj Orthopedics, are executive officers of the managing member of JPMP (23A SBIC).

DESCRIPTION OF BANK CREDIT FACILITY

      The following is a summary of the material terms of the bank credit facility among dj Ortho, DJ Capital, dj Orthopedics, the financial institutions participating as lenders, Wachovia Bank, National Association, as administrative agent and collateral agent, and JPMorgan Chase Bank, as syndication agent. The following summary is qualified in its entirety by reference to the definitive documentation for the bank credit facility, copies of which have been filed as an exhibit to the registration statement of which this prospectus is a part.

The Facilities

      Structure. The bank credit facility provides for:

•	the term loan in an aggregate principal amount of $15.5 million, which was borrowed to finance a portion of the recapitalization,

•	an additional term loan in an aggregate principal amount of $24.0 million, which was borrowed to finance the Orthotech acquisition, and

•	the revolving bank credit facility providing for revolving loans to dj Ortho, swingline loans to dj Ortho and the issuance of letters of credit for account of dj Ortho in an aggregate principal amount (including swingline loans and the aggregate stated amount of letters of credit) of $25.0 million.

      Availability. The full amount of the $15.5 term loan was drawn on the closing date of the recapitalization and amounts repaid or prepaid may not be reborrowed. The full amount of the $24.0 million term loan was drawn on the closing date of the Orthotech acquisition and amounts repaid or prepaid may not be reborrowed. Availability under the revolving bank credit facility is subject to various conditions precedent typical of bank loans. Amounts under the revolving bank credit facility are available on a revolving basis. As of June 29, 2002, $25.0 million was available under the revolving bank credit facility.

Interest

      Borrowings under the bank credit facility bear interest at a variable rate per annum equal (at dj Ortho’s option) to:

•	an adjusted London inter-bank offered rate (LIBOR) plus a percentage based on dj Ortho’s financial performance or

•	a rate equal to the highest of the administrative agent’s published prime rate, a certificate of deposit rate plus 1% and the Federal Funds effective rate plus 1/2 of 1% (ABR)

plus, in each case, a margin based on dj Ortho’s financial performance. The borrowing margin applicable to the term loans is initially 3.25% for LIBOR loans and 2.25% for ABR loans. As of June 29, 2002, the effective interest rate on the term loans was 4.56%. The borrowing margins applicable to the revolving bank credit facility are initially 2.75% for LIBOR loans and 1.75% for ABR loans. As of June 29, 2002, there were no borrowings outstanding under the revolving bank credit facility. Borrowing margins for the term loans and the revolving bank credit facility are subject to downward adjustment based upon dj Ortho’s consolidated leverage ratio. Amounts outstanding under the bank credit facility not paid when due bear interest at a default rate equal to 2.00% above the rates otherwise applicable to the loans under the bank credit facility.

Fees

      dj Ortho has agreed to pay certain fees with respect to the bank credit facility, including:

•	fees on the unused commitments of the Lenders equal to 0.50% on the undrawn portion of the commitments in respect of the revolving bank credit facility (subject to a reduction based on dj Ortho’s consolidated leverage ratio);

•	letter of credit fees on the aggregate face amount of outstanding letters of credit equal to the then applicable borrowing margin for LIBOR loans under the revolving bank credit facility and a 0.25% per annum issuing bank fee for the issuing bank;

•	annual administration fees; and

•	agent, arrangement and other similar fees.

Security; Guarantees

      dj Ortho’s obligations under the bank credit facility are irrevocably guaranteed, jointly and severally, by dj Orthopedics, DJ Capital and dj Development and will be irrevocably guaranteed, jointly and severally, by each of its subsequently acquired or organized domestic (and, to the extent no adverse tax consequences would result therefrom, foreign) subsidiaries. None of dj Ortho’s foreign subsidiaries is a guarantor of dj Ortho’s obligations under the bank credit facility. In addition, the bank credit facility and the guarantees thereunder are secured by substantially all the assets of dj Orthopedics, dj Ortho, DJ Capital and dj Development and will be secured by substantially all the assets of each subsequently acquired or organized domestic (and, to the extent no adverse tax consequences to us would result therefrom, foreign) subsidiary, including but not limited to, in each case subject to certain exceptions:

•	a first priority pledge of all dj Ortho’s membership interests,

•	a first-priority pledge of all the capital stock, membership interests and other equity interests held by dj Orthopedics, dj Ortho or any of dj Ortho’s domestic (or, subject to the foregoing limitation, foreign) subsidiaries of each existing and subsequently acquired or organized subsidiary of dj Ortho (which pledge, in the case of any foreign subsidiary, shall be limited to 65% of the capital stock, membership interests or other equity interests of such foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to dj Ortho), and

•	a perfected first priority security interest in, and mortgage on, substantially all of dj Ortho’s tangible and intangible assets (not including dj Ortho’s Mexican and other foreign subsidiaries) and the guarantors (including, but not limited to, accounts receivable, documents, inventory, trademarks, other intellectual property, licensing agreements, equipment, dj Ortho’s sub-lease of the Vista, California facility, cash and cash accounts and proceeds of the foregoing).

Commitment Reductions and Repayments

      The term loans mature on June 30, 2005 and the outstanding principal amount of the term loans was $27.7 million at June 29, 2002. The term loans amortize in quarterly amounts and are based upon the annual amounts shown below:

Six Months Ending December 31, 2002	$637
Fiscal Year 2003	1,274
Fiscal Year 2004	9,238
Fiscal Year 2005	16,565

$27,714

      In addition, the term loans are subject to mandatory prepayments and reductions in an amount equal to:

•	100% of the net cash proceeds of certain equity issuances by dj Orthopedics or any of its subsidiaries;

•	100% of the net cash proceeds of certain debt issuances of dj Orthopedics or any of its subsidiaries;

•	50% of dj Ortho’s excess cash flow (subject to an increase to 75% in the event dj Ortho’s consolidated leverage ratio exceeds a specified level); and

•	100% of the net cash proceeds of specified asset sales or other dispositions of property by dj Orthopedics or any of its subsidiaries.

      The revolving bank credit facility is available until June 30, 2004, and extensions of credit outstanding thereunder on such date will mature on the fifth business day prior to such date.

Affirmative, Negative, and Financial Covenants

      The bank credit facility contains a number of covenants that, among other things, restrict the ability of dj Ortho and its subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness; (iii) incur or guarantee obligations; (iv) prepay other indebtedness or amend other debt instruments; (v) pay dividends or make other distributions (except for certain tax distributions prior to the Reorganization); (vi) redeem or repurchase membership interests or capital stock, create liens on assets, make investments, loans or advances, make acquisitions; (vii) engage in mergers or consolidations; (viii) change the business conducted by dj Ortho and its subsidiaries; (ix) make capital expenditures; (x) or engage in certain transactions with affiliates and otherwise engage in certain activities. In addition, the bank credit facility requires dj Ortho and its subsidiaries to comply with specified financial ratios and tests. For example, the bank credit facility requires dj Ortho to maintain a ratio of total debt to consolidated EBITDA of no more than 4.50 to 1.00 prior to December 31, 2002, decreasing to 4.00 to 1.00 on December 31, 2002 and further decreasing to 3.50 to 1.00 from and after December 31, 2003 and a ratio of consolidated EBITDA to consolidated interest expense of at least 1.80 to 1.00 prior to December 31, 2002, increasing to 2.10 to 1.00 on December 31, 2002 and increasing to 2.50 to 1.00 from and after December 31, 2003. At June 29, 2002, dj Ortho’s ratio of total debt to consolidated EBITDA was approximately 3.94 to 1.00 and the ratio of consolidated EBITDA to consolidated interest expense was approximately 2.53 to 1.00. dj Ortho has not yet determined the cost of the performance improvement program, the amounts of any related charges or what impact, if any, such program will have on dj Ortho’s future financial performance. dj Ortho anticipates that costs of the improvement program will be recognized beginning in the third quarter of 2002. Depending on the magnitude of such costs, dj Ortho may be required to obtain waivers for noncompliance with, or amendment of, certain financial covenants included in the bank credit facility. There can be no assurance that the lenders under the bank credit facility will grant any such waivers, or enter into any such amendments.

Events of Default

      The bank credit facility contains customary events of default, including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties in any material respect, cross default to specified other indebtedness, bankruptcy, ERISA events, material judgments and liabilities, actual or asserted invalidity of any material security interest and change of control.

DESCRIPTION OF THE NOTES

      Definitions of certain terms used in this “Description of the Notes” may be found under the heading “Certain Definitions”. For the purposes of this section, the term “Company” refers only to dj Orthopedics, LLC and not any of its subsidiaries, “DJ Capital” refers to DJ Orthopedics Capital Corporation, a Wholly Owned Subsidiary of the Company with nominal assets which conducts no operations, “dj Development” refers to dj Orthopedics Development Corporation, a subsidiary of dj Orthopedics, LLC that has certain assets and receives a management fee from dj Orthopedics, LLC for operational purposes, and the “Issuers” refers to the Company and DJ Capital. The parent of the Company, dj Orthopedics, Inc., is the successor of DonJoy, L.L.C. and a guarantor of the notes. dj Development is also a guarantor of the notes. Although certain of the Company’s subsidiaries formed or acquired in the future, if any, are required to guarantee the notes, the Company’s existing subsidiaries (other than DJ Capital and dj Development), are not guarantors of the notes. Each company which guarantees the notes is referred to in this section as a “Note Guarantor.” Each such guarantee is termed a “Note Guarantee.”

      The Issuers issued the notes under the indenture, dated as of June 30, 1999, among the Company, DJ Capital, dj Orthopedics, Inc., as successor to DonJoy, L.L.C., and The Bank of New York, as trustee (the “Trustee”), a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. On May 13, 2002, dj Development became a guarantor of the notes under the first supplemental indenture among dj Development, the Company, DJ Capital, dj Orthopedics, Inc., as successor to DonJoy, L.L.C., and the Trustee. The indenture contains provisions, which define your rights under the notes. In addition, the indenture governs the obligations of the Issuers and of each Note Guarantor under the notes. The terms of the notes include those stated in the indenture and those made part of the Indenture by reference to the TIA.

      On June 30, 1999, the Issuers issued $100.0 million aggregate principal amount of old notes under the indenture. All of the old notes were exchanged for an equal aggregate principal amount of notes upon the consummation of an exchange offer in December 1999. The terms of the notes are identical in all material respects to the old notes, except the notes do not contain transfer restrictions and holders of notes do not have any registration rights or entitlement to any liquidated damages.

      On December 31, 2001, the Issuers redeemed $25.0 million aggregate principal amount of the notes and $75.0 million in aggregate principal amount remains outstanding.

      The following description is meant to be only a summary of certain provisions of the indenture. It does not restate the terms of the indenture in their entirety. We urge that you carefully read the indenture as it, and not this description, governs your rights as Holders.

Overview of the Notes and the Note Guarantees

     The Notes

      These notes:

•	are general unsecured obligations of the Issuers;

•	are subordinated in right of payment to all existing and future Senior Indebtedness of each of the Issuers;

•	rank pari passu in right of payment with all future Senior Subordinated Indebtedness of each of the Issuers;

•	are senior in right of payment to any future Subordinated Obligations of each of the Issuers;

•	are effectively subordinated to any Secured Indebtedness of the Company, DJ Capital and the other Subsidiaries of the Company to the extent of the value of the assets securing such Indebtedness; and

•	are effectively subordinated to all liabilities of the Company’s foreign subsidiaries, which are not guaranteeing the notes, and any other future Subsidiaries which do not guarantee the notes.

      DJ Capital has no, and the terms of the indenture prohibit it from having any, obligations other than the notes and its guarantee in respect of the credit facility.

     The Note Guarantees

      The notes are guaranteed by dj Orthopedics, Inc. and dj Development but are not guaranteed by any of the Company’s foreign subsidiaries.

      dj Orthopedics, Inc.’s and dj Development’s Note Guarantee and all Note Guarantees, if any, made by future subsidiaries of the Company:

•	are general unsecured obligations of the applicable Note Guarantor;

•	are subordinated in right of payment to all future Senior Indebtedness of such Note Guarantor;

•	rank pari passu in right of payment with all future Senior Subordinated Indebtedness of such Note Guarantor;

•	are senior in right of payment to any future Subordinated Obligations of such Note Guarantor; and

•	are effectively subordinated to any Secured Indebtedness of such Note Guarantor to the extent of the value of the assets securing such Indebtedness.

Principal, Maturity and Interest

      We issued the notes in an aggregate principal amount of $100.0 million. The notes are limited to $100.0 million in aggregate principal amount and will mature on June 15, 2009. The notes are in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000.

      Each note bears interest at a rate of 12 5/8% per annum from the Closing Date, or from the most recent date to which interest has been paid or provided for. We will pay interest semiannually on June 15 and December 15 of each year, commencing December 15, 1999 to Holders of record at the close of business on the June 1 or December 1 immediately preceding the interest payment date. We will pay interest on overdue principal and, to the extent lawful, overdue installments of interest at the rate borne by the notes.

Paying Agent and Registrar

      We will pay the principal of, premium, if any, and interest on the notes at any office of ours or any agency designated by us which is located in the Borough of Manhattan, The City of New York. We have initially designated the corporate trust office of the Trustee to act as our agent in such matters. The location of the corporate trust office is 101 Barclay Street, New York, New York 10286. We, however, reserve the right to pay interest to Holders by check mailed directly to Holders at their registered addresses.

      Holders may exchange or transfer their notes at the same location given in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of notes. We, however, may require Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange.

Optional Redemption

      Except as set forth in the following paragraph, the Issuers may not redeem the notes prior to June 15, 2004. On or after that date, the Issuers may redeem the notes, in whole or in part, on not less than 30 nor more than 60 days’ prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest and liquidated damages thereon, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on June 15 of the years set forth below:

Redemption
Year	Price

2004	106.313%
2005	104.208%
2006	102.104%
2007 and thereafter	100.000%

      Prior to June 15, 2002, the Issuers may, on one or more occasions, also redeem up to a maximum of 35% of the original aggregate principal amount of the notes with the Net Cash Proceeds of one or more Equity Offerings (1) by the Company or (2) by dj Orthopedics, Inc. to the extent the Net Cash Proceeds thereof are contributed to the Company or used to purchase Equity Interests (other than Disqualified Equity Interests) of the Company from the Company, at a redemption price equal to 112.625% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages thereon, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption:

(1) at least 65% of the original aggregate principal amount of the notes remains outstanding; and

(2) any such redemption by the Issuers must be made within 90 days of such Equity Offering and must be made in accordance with certain procedures set forth in the indenture.

      Pursuant to this provision, we redeemed $25 million aggregate principal amount of the notes on December 31, 2001 with a portion of the net cash proceeds received by dj Orthopedics, Inc. and contributed by it to us from the initial public offering of common stock of dj Orthopedics, Inc.

Selection

      If we partially redeem notes, the Trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no note of $1,000 in original principal amount will be redeemed in part. If we redeem any note in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as we have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and liquidated damages, if any, on, the notes to be redeemed.

Ranking

      The notes are unsecured Senior Subordinated Indebtedness of the Issuers, are subordinated in right of payment to all existing and future Senior Indebtedness of each of the Issuers, rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of each of the Issuers and are senior in right of payment to all existing and future Subordinated Obligations of each of the Issuers. DJ Capital has no, and the terms of the indenture prohibit it from having any, obligations other than the notes and its guarantee of the credit facility. The notes also are effectively subordinated to any Secured Indebtedness of the Company, DJ Capital and the other Subsidiaries of the Company to the extent of the value of the assets securing such Indebtedness. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described below under the caption “— Defeasance” will not be subordinated to any Senior Indebtedness or subject to the restrictions described herein.

      The Company currently conducts certain of its operations through foreign subsidiaries, its only Subsidiaries (other than DJ Capital and dj Development). The Company’s foreign subsidiaries are not guarantors of the notes. The indenture does not restrict the ability of the Company to create, acquire or capitalize Subsidiaries in the future. Creditors of the Company’s foreign subsidiaries and any future Subsidiary that does not Guarantee the notes, including trade creditors and preferred equity holders (if any), generally will have priority with respect to the assets and earnings of such foreign subsidiary or such future Subsidiary over the claims of the Company’s and DJ Capital’s creditors, including Holders. The notes, therefore, are effectively subordinated to claims of creditors, including trade creditors and preferred equity holders (if any), of the Company’s foreign subsidiaries and any other Subsidiaries of the Company formed or acquired in the future that do not guarantee the notes. As of June 29, 2002, the total liabilities, including trade payables, of the Company’s foreign subsidiaries as reflected on the Company’s balance sheet, were approximately $2.0 million. Although the indenture limits the Incurrence of Indebtedness by and the issuance of Preferred Equity Interests of the Company’s foreign subsidiaries and certain of the Company’s future Subsidiaries, such limitation is subject to a number of significant qualifications.

      As of June 29, 2002, there was outstanding:

(1) $36.5 million of Senior Indebtedness of the Company, all of which would have been Secured Indebtedness (exclusive of unused commitments under the revolving credit facility);

(2) no Senior Subordinated Indebtedness of the Company (other than the notes) and no indebtedness of the Company that is subordinate or junior in right of payment to the notes;

(3) no Indebtedness of DJ Capital (other than the notes and its guarantee in respect of the Credit Agreement);

(4) no Senior Indebtedness of dj Orthopedics, Inc. or dj Development (other than their guarantee of Indebtedness under the Credit Agreement); and

(5) no Senior Subordinated Indebtedness of dj Orthopedics, Inc. or dj Development (other than each of its Note Guarantee), and no Indebtedness of dj Orthopedics, Inc. or dj Development that is subordinate or junior in right of payment to its Note Guarantee.

      Subject to certain conditions, the indenture permits us to incur substantial amounts of additional Indebtedness. Such Indebtedness may be Senior Indebtedness. See “— Certain Covenants — Limitation on Indebtedness” below.

      “Senior Indebtedness” of the Company, DJ Capital or any Note Guarantor, as the case may be, means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company, DJ Capital or any Note Guarantor, as applicable, regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and all other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of the Company, DJ Capital or any Note Guarantor, as applicable, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the notes or such Note Guarantor’s Note Guarantee; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of the Company to any Subsidiary of the Company or of any Note Guarantor or DJ Capital to the Company or any other Subsidiary of the Company;

(2) any liability for federal, state, local or other taxes owed or owing by the Company, DJ Capital or any Note Guarantor;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or obligation of the Company, DJ Capital or any Note Guarantor (and any accrued and unpaid interest in respect thereof) that by its terms is subordinate or junior in right of payment to any other Indebtedness or obligation of the Company, DJ Capital or such Note Guarantor, as applicable, including any Senior Subordinated Indebtedness and any Subordinated Obligations;

(5) any obligations with respect to any Equity Interest; or

(6) any Indebtedness Incurred in violation of the indenture.

      Only Indebtedness of the Company or DJ Capital that is Senior Indebtedness will rank senior to the notes. The notes will rank pari passu in all respects with all other Senior Subordinated Indebtedness of the Company or DJ Capital. The Issuers have agreed in the indenture that each of them will not Incur, directly or indirectly, any Indebtedness which is subordinate or junior in right of payment to Senior Indebtedness of such Issuer unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured.

      The Issuers may not pay principal of, premium (if any) or interest on the notes, or make any deposit pursuant to the provisions described under Defeasance below, and may not otherwise repurchase, redeem or otherwise retire any notes (collectively, “pay the notes”) if:

(1) any Designated Senior Indebtedness of either of the Issuers is not paid when due, or

(2) any other default on such Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case,

(x) the default has been cured or waived and any such acceleration has been rescinded, or

(y) such Designated Senior Indebtedness has been paid in full;

provided, however, that the Issuers may pay the notes without regard to the foregoing if the Issuers and the Trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) above has occurred and is continuing.

      During the continuance of any default (other than a default described in clause (1) or (2) above) with respect to any Designated Senior Indebtedness of either Issuer pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuers may not pay the notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Issuers) of written notice, specified as a “Notice of Default” and describing with particularity the default under such Designated Senior Indebtedness (a “Blockage Notice”), of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Issuers from the Person or Persons who gave such Blockage Notice,

(2) by repayment in full of such Designated Senior Indebtedness, or

(3) because the default giving rise to such Blockage Notice is no longer continuing).

      Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the second preceding sentence), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Issuers may resume payments on the notes after the end of such Payment Blockage Period.

      Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness, the Representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated

Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

      Upon any payment or distribution of the assets of the Company or DJ Capital to their respective creditors upon a total or partial liquidation or a total or partial dissolution of the Company or DJ Capital or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property or DJ Capital or its property:

(1) the holders of Senior Indebtedness of the Company or DJ Capital, as the case may be, will be entitled to receive payment in full of such Senior Indebtedness before the Holders of the notes are entitled to receive any payment of principal of or interest on the notes; and

(2) until such Senior Indebtedness is paid in full, any payment or distribution to which Holders would be entitled but for the subordination provisions of the indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of the notes may receive Equity Interests and any debt securities that are subordinated to such Senior Indebtedness to at least the same extent as the notes.

      If a payment or distribution is made to Holders of the notes that due to the subordination provisions of the indenture should not have been made to them, such Holders will be required to hold it in trust for the benefit of the holders of Senior Indebtedness of the Company or DJ Capital, as the case may be, and pay it over to them as their interests may appear.

      If payment of the notes is accelerated because of an Event of Default, the Issuers or the Trustee shall promptly notify the holders of each Issuer’s Designated Senior Indebtedness (or their Representative) of the acceleration. If any such Designated Senior Indebtedness is outstanding, the Issuers may not pay the notes until five Business Days after such holders or the Representative of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the notes only if the subordination provisions of the indenture otherwise permit payment at that time.

      By reason of the subordination provisions of the indenture, in the event of insolvency, creditors of the Issuers who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the notes, and creditors of the Issuers who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the notes.

Note Guarantees

      dj Orthopedics, Inc. and dj Development Corporation have, and certain future Subsidiaries of the Company (as described below) will, as primary obligors and not merely as sureties, jointly and severally unconditionally Guarantee on an unsecured senior subordinated basis the performance and full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the indenture (including obligations to the Trustee) and the notes, whether for payment of principal of or interest on or liquidated damages in respect of the notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the “Guaranteed Obligations”). Such Note Guarantors have agreed to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Note Guarantees. Each Note Guarantee is limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, void or voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. The Company has agreed to cause each Domestic Subsidiary to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the notes. See “Certain Covenants — Future Note Guarantors” below.

      The obligations of a Note Guarantor under its Note Guarantee are senior subordinated obligations. As such, the rights of Holders to receive payment by a Note Guarantor pursuant to its Note Guarantee are subordinated in right of payment to the rights of holders of Senior Indebtedness of such Note Guarantor. The terms of the subordination provisions described above with respect to the Issuers’ obligations under the notes apply equally to a Note Guarantor and the obligations of such Note Guarantor under its Note Guarantee.

      Each Note Guarantee is a continuing guarantee and shall:

•	remain in full force and effect until payment in full of all the Guaranteed Obligations,

•	be binding upon each Note Guarantor and its successors, and

•	inure to the benefit of, and be enforceable by, the Trustee, the Holders and their successors, transferees and assigns.

Change of Control

      Upon the occurrence of any of the following events (each a “Change of Control”), each Holder will have the right to require the Issuers to repurchase all or any part of such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest (and, in the case of the old notes, liquidated damages, if any), to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Issuers shall not be obligated to repurchase the notes pursuant to this covenant in the event that the Issuers have exercised their right to redeem all the notes under the terms of the section titled “Optional Redemption”:

(1) prior to the earlier to occur of

(A) the first public offering of common Equity Interests of dj Orthopedics, Inc. or

(B) the first public offering of common Equity Interests of the Company,

the Permitted Holders cease to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Equity Interests of the Company or dj Orthopedics, Inc., whether as a result of issuance of securities of dj Orthopedics, Inc. or the Company, any merger, consolidation, liquidation or dissolution of dj Orthopedics, Inc. or the Company, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Equity Interests of an entity (the “specified entity”) held by any other entity (the “parent entity”) so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Equity Interests of the parent entity);

(2)(A) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) a person (including a Permitted Holder) shall be deemed to have “beneficial ownership” of all Equity Interests that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of any event or otherwise), directly or indirectly, of more than 35% of the total voting power of the Voting Equity Interests of the Company or dj Orthopedics, Inc., and

(B) the Permitted Holders “beneficially own” (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Equity Interests of the Company or dj Orthopedics, Inc. than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Governing Board of the Company or dj Orthopedics, Inc., as the case may be (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Equity Interests of a specified entity held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 35% of the voting power of the Voting Equity Interests of such parent entity and the Permitted Holders “beneficially own” (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Equity Interests of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Governing Board of such parent entity);

(3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Governing Board of the Company or dj Orthopedics, Inc., as the case may be (together with any new persons (A) elected in accordance with the Members’ Agreement so long as such agreement is in effect or (B) whose election by such Governing Board of the Company or dj Orthopedics, Inc., as the case may be, or whose nomination for election by the equity holders of the Company or dj Orthopedics, Inc., as the case may be, was approved by a vote of at least a majority of the members of the Governing Board of the Company or dj Orthopedics, Inc., as the case may be, then still in office who were either members of the Governing Board at the beginning of such period or who were selected in accordance with the Members’ Agreement or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Governing Board of the Company or dj Orthopedics, Inc., as the case may be, then in office;

(4) the adoption of a plan relating to the liquidation or dissolution of the Company, DJ Capital or dj Orthopedics, Inc.;

(5) the merger or consolidation of the Company or dj Orthopedics, Inc. with or into another Person or the merger of another Person with or into the Company or dj Orthopedics, Inc., or the sale of all or substantially all the assets of the Company or dj Orthopedics, Inc. to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company or dj Orthopedics, Inc. that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Equity Interests of the Company or dj Orthopedics, Inc. are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Equity Interests of the surviving Person or transferee; or

(6) the Company ceases to own, of record or beneficially, all the Equity Interests of DJ Capital.

      In the event that at the time of a Change of Control the terms of any agreement governing Indebtedness of the Company or its Subsidiaries restrict or prohibit the repurchase of notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Company shall:

(1) repay in full all such Indebtedness or offer to repay in full all such Indebtedness and repay the Indebtedness of each lender who has accepted such offer, or

(2) obtain the requisite consent of the lenders under such agreements to permit the repurchase of the notes as provided for below.

      If the Company does not obtain such consents or repay such Indebtedness, the Company will remain prohibited from repurchasing the notes pursuant to this covenant. In such event the Company’s failure to make an offer to purchase notes pursuant to this covenant would constitute an Event of Default under the indenture which in turn would constitute default under the Credit Agreement. In such circumstances, the subordination provisions of the indenture would likely prohibit payments to Holders of the notes.

      Within 30 days following any Change of Control, the Issuers shall mail a notice to each Holder with a copy to the Trustee (the Change of Control Offer) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require the Issuers to purchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest (and, in the case of the old notes, liquidated damages, if any) to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Issuers, consistent with this covenant, that a Holder must follow in order to have its notes purchased.

      The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

      The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

      The Change of Control purchase feature is a result of negotiations among the Issuers and the initial purchaser of the old notes in the private offering. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuers would decide to do so in the future. Subject to the limitations discussed below, the Issuers could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuers’ capital structures or credit ratings. Restrictions on the ability of the Issuers to incur additional Indebtedness are contained in the covenants described under “— Certain Covenants — Limitation on Indebtedness” and “— Limitation on the Conduct of Business of DJ Capital.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

      The occurrence of certain of the events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Senior Indebtedness may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuers to repurchase the notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the Holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the indenture relative to the Issuers’ obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Certain Covenants

      The indenture contains covenants including, among others, the following:

      Limitation on indebtedness. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Restricted Subsidiary that is a Note Guarantor may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto the Consolidated Coverage Ratio would be greater than 2.00:1.00 if such Indebtedness was Incurred on or prior to December 31, 2000 and 2.25:1.00 if such Indebtedness is Incurred thereafter. Notwithstanding the foregoing, the Company will not permit DJ Capital to Incur any Indebtedness other than the notes and its guarantee in respect of the credit facility.

      (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries (other than DJ Capital) may Incur the following Indebtedness:

(1) Indebtedness Incurred pursuant to the Credit Agreement in an aggregate principal amount not to exceed $40.5 million at any one time outstanding less the aggregate amount of all repayments of principal of such Indebtedness pursuant to the covenant described under “— Limitation on sales of assets and subsidiary equity interests”;

(2) Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary; provided, however, that

(A) any subsequent issuance or transfer of any Equity Interests or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof,

(B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes,

(C) if a Restricted Subsidiary is the obligor on such Indebtedness, such Indebtedness is made pursuant to an intercompany note, and

(D) if a Note Guarantor is the obligor on such Indebtedness, such Indebtedness is subordinated in right of payment to the Note Guarantee of such Note Guarantor

(3) Indebtedness

(A) represented by the notes and the Note Guarantees,

(B) outstanding on the Closing Date (other than the Indebtedness described in clauses (1) and (2) above),

(C) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (3) (including Indebtedness Refinancing Indebtedness) or the foregoing paragraph (a) and

(D) consisting of Guarantees of any Indebtedness permitted under clauses (1) and (2) of this paragraph (b);

(4)(A) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of or was otherwise acquired by the Company) and

(B) Refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause (4);

(5) Indebtedness of the Company or a Restricted Subsidiary

(A) in respect of performance bonds, bankers’ acceptances, letters of credit and surety or appeal bonds provided by the Company and the Restricted Subsidiaries in the ordinary course of their business, and

(B) under Interest Rate Agreements and Currency Agreements entered into for bona fide hedging purposes of the Company or any Restricted Subsidiary in the ordinary course of business; provided, however, that such Interest Rate Agreements or Currency Agreements do not increase the principal amount of Indebtedness of the Company and its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in interest rates or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal), equipment or other assets (in each case whether through the direct purchase of assets or the Equity Interests of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (6) and all Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (6), does not exceed $10.0 million;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course, provided that such Indebtedness is extinguished within five Business Days of Incurrence;

(8) Indebtedness of the Company and its Restricted Subsidiaries arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the indenture, other than Guarantees by the Company or any Restricted Subsidiary of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary of the Company for the purpose of financing such acquisition; provided, however, that

(A) such Indebtedness is not reflected on the consolidated balance sheet of the Company and

(B) the maximum aggregate liability in respect of all such Indebtedness shall not exceed the gross proceeds, including the fair market value as determined in good faith by a majority of the Governing Board of noncash proceeds (the fair market value of such noncash proceeds being measured at the time it is received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition; or

(9) Indebtedness of the Company and its Restricted Subsidiaries (in addition to Indebtedness permitted to be Incurred pursuant to the foregoing paragraph (a) or any other clause of this paragraph (b)) in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (9) and then outstanding, shall not exceed $15.0 million.

      (c) Notwithstanding the foregoing, the Company may not Incur any Indebtedness pursuant to paragraph (b) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the notes to at least the same extent as such Subordinated Obligations. The Company may not Incur any Indebtedness if such Indebtedness is subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. In addition, the Company may not Incur any Secured Indebtedness which is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the notes) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a

Lien, except for Senior Subordinated Indebtedness and Subordinated Obligations secured by Liens on the assets of any entity existing at the time such entity is acquired by, and becomes a Restricted Subsidiary of, the Company, whether by merger, consolidation, purchase of assets or otherwise, provided that such Liens

(1) are not created, incurred or assumed in connection with, or in contemplation of such entity being acquired by the Company, and

(2) do not extend to any other assets of the Company or any of its Subsidiaries.

      A Note Guarantor may not Incur any Indebtedness if such Indebtedness is by its terms expressly subordinate or junior in right of payment to any Senior Indebtedness of such Note Guarantor unless such Indebtedness is Senior Subordinated Indebtedness of such Note Guarantor or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Note Guarantor. In addition, a Note Guarantor may not Incur any Secured Indebtedness that is not Senior Indebtedness of such Note Guarantor unless contemporaneously therewith effective provision is made to secure the Note Guarantee of such Note Guarantor equally and ratably with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to such Note Guarantee) such Secured Indebtedness for as long as such Secured Indebtedness is secured by a Lien, except for Senior Subordinated Indebtedness and Subordinated Obligations of such Note Guarantor secured by Liens on the assets of any entity existing at the time such entity is acquired by such Note Guarantor, whether by merger, consolidation, purchase of assets or otherwise, provided that such Liens

(1) are not created, incurred or assumed in connection with or in contemplation of such assets being acquired by such Note Guarantor, and

(2) do not extend to any other assets of the Company or any of its Subsidiaries

      (d) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant:

(1) Indebtedness Incurred pursuant to the Credit Agreement prior to or on the Closing Date shall be treated as Incurred pursuant to clause (1) of paragraph (b) above,

(2) Guarantees or obligations in respect of letters of credit relating to Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included,

(3) The principal amount of any Disqualified Equity Interests or Preferred Equity Interests shall be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the maximum liquidation preference,

(4) The principal amount of Indebtedness, Disqualified Equity Interests or Preferred Equity Interests issued at a price less than the principal amount thereof, the maximum fixed redemption or repurchase price thereof or liquidation preference thereof, as applicable, will be equal to the amount of the liability or obligation in respect thereof determined in accordance with GAAP,

(5) If such Indebtedness is denominated in a currency other than U.S. dollars, the U.S. dollar equivalent principal amount thereof shall be calculated based on the relevant currency exchange rates in effect on the date such Indebtedness was Incurred,

(6) The accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends or distributions in the form of additional Equity Interests shall not be deemed an incurrence of Indebtedness for purposes of this covenant,

(7) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness, and

(8) In the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses.

      Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution of any kind on or in respect of its Equity Interests (including any payment in connection with any merger or consolidation involving the Company) or similar payment to the direct or indirect holders (in their capacities as such) of its Equity Interests except dividends or distributions payable solely in its Equity Interests (other than Disqualified Equity Interests) and except dividends or distributions payable to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary has equity holders other than the Company or other Restricted Subsidiaries, to its other equity holders on a pro rata basis),

(2) purchase, redeem, retire or otherwise acquire for value any Equity Interests of dj Orthopedics, Inc. (or any other direct or indirect parent company of the Company), the Company or any Restricted Subsidiary held by Persons other than the Company or another Restricted Subsidiary,

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than

(A) the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition and

(B) Indebtedness described in clause (2) of paragraph (b) of the covenant described under “— Limitation on indebtedness”), or

(4) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a “Restricted Payment”) if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A) a Default will have occurred and be continuing (or would result therefrom);

(B) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Limitation on indebtedness”; or

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Governing Board, whose determination will be conclusive and evidenced by a resolution of the Governing Board) declared or made subsequent to the Closing Date would exceed the sum, without duplication, of:

(i) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Closing Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of the Company are publicly available (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit);

(ii) the aggregate Net Cash Proceeds received by the Company

•	as capital contributions to the Company after the Closing Date or

•	from the issue or sale of its Equity Interests (other than Disqualified Equity Interests) subsequent to the Closing Date (other than a capital contribution from or an issuance or sale to

•	a Subsidiary of the Company or

•	an employee equity ownership or participation plan or other trust established by the Company or any of its Subsidiaries);

(iii) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Closing Date of any Indebtedness of the Company or its Restricted Subsidiaries issued after the Closing Date which is convertible or exchangeable for Equity Interests (other than Disqualified Equity Interests) of dj Orthopedics, Inc. or the Company (less the amount of any cash or the fair market value of other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange);

(iv) 100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash from the sale or other disposition (other than to

•	the Company or a Subsidiary of the Company or

•	an employee equity ownership or participation plan or other trust established by the Company or any of its Subsidiaries)

of Restricted Investments made by the Company or any Restricted Subsidiary after the Closing Date and from repurchases and redemptions of such Restricted Investments from the Company or any Restricted Subsidiary by any Person (other than

•	the Company or any of its Subsidiaries or

•	an employee equity ownership or participation plan or other trust established by the Company or any of its Restricted Subsidiaries)

and from repayments of loans or advances which constituted Restricted Investments; provided, however, that the amount included in this clause (iv) with respect to any particular Restricted Investment shall not exceed the amount of cash expended by the Company or any Restricted Subsidiary in connection with making such Restricted Investment; and

(v) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from

•	payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or

•	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments.

      (b) The provisions of the foregoing paragraph (a) will not prohibit:

(1) any purchase, repurchase, retirement or other acquisition or retirement for value of, or other distribution in respect of, Equity Interests of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or capital contributions to the Company after the Closing Date (other than Disqualified Equity Interests and other than Equity Interests issued or sold to, or capital contributions from, a Subsidiary of the Company or an employee equity ownership or participation plan or other trust established by the Company or any of its Subsidiaries); provided, however, that:

(A) such Restricted Payment will be excluded in the calculation of the amount of Restricted payments, and

(B) the Net Cash Proceeds from such sale or capital contribution applied in the manner set forth in this clause (1) will be excluded from the calculation of amounts under clause (4)(C)(ii) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of

(A) Equity Interests of dj Orthopedics, Inc. or the Company (other than Disqualified Equity Interests) or

(B) Subordinated Obligations of the Company or a Restricted Subsidiary that are permitted to be Incurred pursuant to the covenant described under — “Limitation on Indebtedness”;

provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments;

(3) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under “— Limitation on sales of assets and subsidiary equity interests”; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

(4) dividends or other distributions paid to holders of, or redemptions from holders of, Equity Interests within 60 days after the date of declaration thereof, or the giving of formal notice of redemption, if at such date of declaration such dividends or other distributions or redemptions would have complied with this covenant; provided, however, that such dividend, distribution or redemption will be included in the calculation of the amount of Restricted Payments;

(5) payment of dividends, other distributions or other amounts by the Company for the purposes set forth in clauses (A) and (B) below; provided, however, that such dividend, distribution or amount set forth in clause (A) shall be excluded and in clause (B) shall be included in the calculation of the amount of Restricted Payments for the purposes of paragraph (a) above:

(A) to dj Orthopedics, Inc. in amounts equal to the amounts required for dj Orthopedics, Inc. to pay franchise taxes and other fees required to maintain its existence and provide for all other operating costs of dj Orthopedics, Inc., including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services provided by third parties and other costs and expenses of being a public company, including, all costs and expenses with respect to filings with the SEC, of up to $500,000 per fiscal year; and

(B) to dj Orthopedics, Inc. in amounts equal to amounts expended by dj Orthopedics, Inc. to repurchase Equity Interests of dj Orthopedics, Inc. owned by officers, directors, consultants and employees or former officers, directors, consultants or employees of dj Orthopedics, Inc., the Company or its Subsidiaries or their assigns, estates and heirs; provided, however, that the aggregate amount of dividends, distributions or other amounts to dj Orthopedics, Inc. pursuant to this clause (B) shall not, in the aggregate, exceed $3.0 million per fiscal year of the Company, up to a maximum aggregate amount of $7.0 million during the term of the indenture;

(6) for so long as the Company is treated as a pass-through entity for United States Federal income tax purposes, Tax Distributions; provided, however, that such Tax Distributions shall be excluded in the calculation of the amount of Restricted Payments;

(7) dividends or distributions to dj Orthopedics, Inc. in amounts equal to amounts required for dj Orthopedics, Inc. to pay Federal, state and local income taxes to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries (and, to the extent of amounts actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries); provided, however, that such distributions shall be excluded in the calculation of the amount of Restricted Payments;

(8) the payment of dividends or distributions to dj Orthopedics, Inc. to fund the payment by dj Orthopedics, Inc. of dividends on common Equity Interests of dj Orthopedics, Inc. following the first public offering of common Equity Interests of dj Orthopedics, Inc. after the Closing Date, of up to 6% per annum of the net proceeds contributed to the Company by dj Orthopedics, Inc. from such public offering; provided, however, that such dividends or distributions will be included in the calculation of the amount of Restricted Payments; or

(9) dividends or distributions to DonJoy, L.L.C. in an amount equal to the purchase price adjustment, if any, which DonJoy, L.L.C. was required to pay to Smith & Nephew in connection with the recapitalization pursuant to Article III of the recapitalization agreement as such agreement is in effect on the Closing Date; provided, however, that such distributions shall be excluded in the calculation of the amount of Restricted Payments.

      Limitation on restrictions on distributions from restricted subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Equity Interests or pay any Indebtedness or other obligations owed to the Company;

(2) make any loans or advances to the Company; or

(3) transfer any of its property or assets to the Company, except:

(A) any encumbrance or restriction pursuant to applicable law or any applicable rule, regulation or order, or an agreement in effect at or entered into on the Closing Date;

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Equity Interests or Indebtedness of such Restricted Subsidiary, in each case Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Equity Interests or Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company) and outstanding on such date;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions contained in any such Refinancing agreement or amendment are no more restrictive, taken as a whole, than the encumbrances and restrictions contained in such predecessor agreements;

(D) in the case of clause (3), any encumbrance or restriction

(i) that restricts in a customary manner the assignment of any lease, license or similar contract or the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract,

(ii) that is or was created by virtue of any transfer of, agreement to transfer or option or right with respect to any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture,

(iii) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements, or

(iv) encumbrances or restrictions relating to Indebtedness permitted to be Incurred pursuant to clause (b)(6) of the covenant described under “— Limitation on Indebtedness” for property acquired in the ordinary course of business that only imposes encumbrances or restrictions on the property so acquired;

(E) with respect to a Restricted Subsidiary, any restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Equity Interests or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(F) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(G) net worth provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business.

      Limitation on sales of assets and subsidiary equity interests. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the Equity Interests and assets subject to such Asset Disposition,

(2) at least 80% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of

(A) cash or Temporary Cash Investments,

(B) properties and assets to be owned by the Company or any Restricted Subsidiary and used in a Permitted Business, or

(C) Voting Equity Interests in one or more Persons engaged in a Permitted Business that are or thereby become Restricted Subsidiaries of the Company, and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

(A) first,

(i) to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Equity Interests) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company and other than Preferred Equity Interests) or

(ii) to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary or the application by the Company of the Net Available Cash received by a Restricted Subsidiary of the Company), in each case within 320 days from the later of such Asset Disposition or the receipt of such Net Available Cash, provided that pending the final application of any such Net Available Cash, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the indenture;

(B) second, within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash, to the extent of the balance of such Net Available Cash after such application in accordance with clause (A), to make an Offer (as defined below) to purchase notes pursuant to and subject to the conditions set forth in section (b) of this covenant; provided, however, that if the Company elects (or is required by the terms of any other Senior Subordinated Indebtedness), such Offer may be made ratably to purchase the notes and other Senior Subordinated Indebtedness of the Company; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) (other than the proviso thereof) and (B), for any general corporate purpose not restricted by the terms of the indenture; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (B) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

      Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $5.0 million.

      For the purposes of this covenant, the following are deemed to be cash:

•	the assumption of any liabilities of the Company (other than Disqualified Equity Interests of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such liabilities in connection with such Asset Disposition, and

•	securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

      (b) In the event of an Asset Disposition that requires the purchase of notes (and other Senior Subordinated Indebtedness) pursuant to clause (a)(3)(B) of this covenant, the Issuers will be required to purchase notes (and other Senior Subordinated Indebtedness) tendered pursuant to an offer by the Issuers for the notes (and other Senior Subordinated Indebtedness) (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest and liquidated damages thereon, if any, to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription), set forth in the indenture. If the aggregate purchase price of notes (and other Senior Subordinated Indebtedness) tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the notes (and other Senior Subordinated Indebtedness), the Company may apply the remaining Net Available Cash for any general corporate purpose not restricted by the terms of the Indenture. The Issuers will not be required to make an Offer for notes (and other Senior Subordinated Indebtedness) pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clause (a)(3)(A)) is less than $5.0 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of the Offer, the amount of Net Available Cash shall be reduced to zero.

      (c) The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

      Limitation on transactions with affiliates. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless such transaction is on terms:

(1) that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate,

(2) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $1.0 million,

(A) are set forth in writing, and

(B) except as provided in clause (a)(3) below, have been approved by a majority of the members of the Governing Board having no personal stake in such Affiliate Transaction (if any such members exist), and

(3) that, in the event

(A) such Affiliate Transaction involves an amount in excess of $5.0 million, or

(B) if there are no members of the Governing Board having no personal stake in such Affiliate Transaction and such Affiliate Transaction involves an aggregate amount in excess of $1.0 million, have been determined by a nationally recognized appraisal, accounting or investment banking firm to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

      (b) The provisions of the foregoing paragraph (a) will not prohibit:

(1) any Restricted Payment permitted to be paid pursuant to the covenant described under “— Limitation on Restricted Payments”,

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, options to purchase Equity Interests of dj Orthopedics, Inc. or the Company and equity ownership or participation plans approved by the Governing Board,

(3) the grant of options (and the exercise thereof) to purchase Equity Interests of dj Orthopedics, Inc. or the Company or similar rights to employees and directors of dj Orthopedics, Inc. or the Company pursuant to plans approved by the Governing Board,

(4) loans or advances to officers, directors or employees in the ordinary course of business, but in any event not to exceed $1.5 million in the aggregate outstanding at any one time,

(5) the payment of reasonable fees to directors of dj Orthopedics, Inc. or the Company and its Subsidiaries who are not employees of dj Orthopedics, Inc. or the Company or its Subsidiaries and other reasonable fees, compensation, benefits and indemnities paid or entered into by the Company or its Restricted Subsidiaries in the ordinary course of business to or with the officers, directors or employees of the Company and its Restricted Subsidiaries,

(6) any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries,

(7) the provision by Persons who may be deemed Affiliates or stockholders of the Company (other than J.P. Morgan Partners (f/k/a Chase Capital Partners) and Persons controlled by J.P. Morgan Partners) of investment banking, commercial banking, trust, lending or financing, investment, underwriting, placement agent, financial advisory or similar services to the Company or its Subsidiaries,

(8) sales of Equity Interests to Permitted Holders approved by a majority of the members of the Governing Board who do not have a material direct or indirect financial interest in or with respect to the transaction being considered,

(9)(A) the existence or performance by the Company or any Restricted Subsidiary under any agreement as in effect as of the Closing Date or any amendment thereto or replacement agreement therefor or any transaction contemplated thereby (including pursuant to any amendment thereto or replacement agreement therefor) so long as such amendment or replacement is not more disadvantageous to the Holders of the notes in any material respect than the original agreement as in effect on the Closing Date, and

(B) the execution, delivery and performance of the contemplated agreement among the Company, dj Orthopedics, Inc. and Charles T. Orsatti described in this prospectus under the heading “Related Party Transactions — Transactions with Affiliates”; provided that the amount payable to Mr. Orsatti pursuant to such agreement shall not exceed $250,000 per year,

(10) any tax sharing agreement or payments pursuant thereto among the Company and its Subsidiaries and any other Person with which the Company or its Subsidiaries is required or permitted to file a consolidated tax return or with which the Company or any of its Restricted Subsidiaries is or could be part of a consolidated group for tax purposes, which payments are not in excess of the tax liabilities attributable solely to the Company and its Restricted Subsidiaries (as a consolidated group), or

(11) any contribution to the capital of the Company by dj Orthopedics, Inc. or any purchase of Equity Interests of the Company by dj Orthopedics, Inc.

      SEC reports. Notwithstanding that the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (if permitted by SEC practice and applicable law and regulations) and provide the Trustee and Holders and prospective Holders (upon request) within 15 days after it files them with the SEC (or if not permitted, within 15 days after it would have otherwise been required to file them with the SEC), copies of the Company’s or dj Orthopedics, Inc.’s annual report and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act. In addition, following an Equity Offering, the Issuers shall furnish to the Trustee and the Holders, promptly upon their becoming available, copies of the annual report to equity holders and any other information provided by the Company or dj Orthopedics, Inc. to its public equity holders generally. The Issuers also will comply with the other provisions of Section 314(a) of the TIA.

      Future Note Guarantors. The Company will cause each Domestic Subsidiary to become a Note Guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the indenture pursuant to which such Domestic Subsidiary will Guarantee payment of the Notes. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Domestic Subsidiary without rendering the Note Guarantee, as it relates to such Domestic Subsidiary, void or voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

      Limitation on Lines of Business. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business, other than a Permitted Business.

      Limitation on the Conduct of Business of DJ Capital. DJ Capital will not conduct any business or other activities, own any property, enter into any agreements or Incur any Indebtedness or other liabilities, other than in connection with serving as an Issuer and obligor with respect to the notes and its guarantee in respect of the credit facility.

Merger and Consolidation

      Neither the Company nor DJ Capital will consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person; provided, however, that the Company may consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person if:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the

Company) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “— Limitation on Indebtedness”; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

      The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the notes.

      In addition, the Company will not permit any Note Guarantor (other than dj Orthopedics, Inc.) to consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to any Person unless:

(1) the resulting, surviving or transferee Person will be a corporation, partnership or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person (if not such Note Guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Note Guarantor under its Note Guarantee;

(2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been Incurred by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Notwithstanding any of the foregoing:

(A) any Restricted Subsidiary (other than DJ Capital) may consolidate with, merge into or transfer all or part of its properties and assets to the Company or a Subsidiary that is a Note Guarantor, and

(B) the Company may merge with an Affiliate incorporated solely for

•	the purpose of incorporating the Company or

•	organizing the Company in another jurisdiction to realize tax or other benefits.

Defaults

      Each of the following is an Event of Default:

(1) a default in any payment of interest or liquidated damages on any note when due and payable, whether or not prohibited by the provisions described under “Ranking” above, continued for 30 days,

(2) a default in the payment of principal of any note when due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under “Ranking” above,

(3) the failure by either Issuer to comply with its obligations under the covenant described under “Merger and Consolidation” above,

(4) the failure by either Issuer to comply for 30 days after written notice (specifying the default and demanding that the same be remedied) with any of its obligations under the covenants described under “Change of Control” or “Certain Covenants” above (in each case, other than a failure to purchase notes),

(5) the failure by either Issuer or any Note Guarantor to comply for 60 days after written notice (specifying the default and demanding that the same be remedied) with its other agreements contained in the notes or the indenture,

(6) the failure by either Issuer or any Restricted Subsidiary of the Company to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million or its foreign currency equivalent (the “cross acceleration provision”) and such failure continues for 10 days after receipt of the notice specified in the indenture,

(7) certain events of bankruptcy, insolvency or reorganization of either Issuer or a Significant Subsidiary (the “bankruptcy provisions”),

(8) the rendering of any judgment or decree for the payment of money in excess of $10.0 million (net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing) or its foreign currency equivalent against the Company, DJ Capital or a Restricted Subsidiary of the Company if:

(A) an enforcement proceeding thereon is commenced by any creditor or

(B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the “judgment default provision”), or

(9) any Note Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or any Note Guarantor or Person acting by or on behalf of such Note Guarantor denies or disaffirms such Note Guarantor’s obligations under the Indenture or any Note Guarantee and such Default continues for 10 days after receipt of the notice specified in the indenture.

      The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body. However, a default under clauses (4), (5), (6) or (9) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding notes notify the Issuers of the default and the Issuers do not cure such default within the time specified in clauses (4), (5), (6) or (9) after receipt of such notice.

      If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or DJ Capital) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes by written notice to the Issuers and the Trustee specifying the Event of Default and that it is a “notice of acceleration” may declare the principal of and accrued but unpaid interest and liquidated damages on all the notes to be due and payable. Upon such a declaration, such principal and interest and liquidated damages will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or DJ Capital occurs, the principal of and interest and liquidated damages on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

      Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee in writing to pursue the remedy,

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and

(5) the Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

      Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

      If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any note (including payments pursuant to the redemption provisions of such note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Issuers will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default, their status and what action the Issuers are taking or propose to take in respect thereof.

Amendments and Waivers

      Subject to certain exceptions, the indenture or the notes may be amended with the written consent of the Holders of a majority in principal amount of the notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. However, without the consent of each Holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose Holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest or any liquidated damages on any note,

(3) reduce the principal of or extend the Stated Maturity of any note,

(4) reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described under “Optional redemption” above,

(5) make any note payable in money other than that stated in the note,

(6) make any change to the subordination provisions of the Indenture that adversely affects the rights of any Holder,

(7) impair the right of any Holder to receive payment of principal of, and interest or any liquidated damages on, such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes,

(8) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions or

(9) modify the Note Guarantees in any manner adverse to the Holders.

      Without the consent of any Holder, the Issuers and Trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency,

(2) provide for the assumption by a successor corporation of the obligations of the Company under the Indenture,

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code),

(4) make any change in the subordination provisions of the indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness of the Company or DJ Capital (or any representative thereof) under such subordination provisions,

(5) add additional Guarantees with respect to the notes,

(6) secure the notes,

(7) add to the covenants of the Issuers for the benefit of the Holders or to surrender any right or power conferred upon the Issuers,

(8) make any change that does not materially and adversely affect the rights of any Holder, subject to the provisions of the indenture,

(9) provide for the issuance of the notes, or

(10) comply with any requirement of the SEC in connection with the qualification of the indenture under the TIA.

      However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company, DJ Capital or any Note Guarantor then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

      The consent of the Holders will not be necessary to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

      After an amendment becomes effective, the Issuers are required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and Exchange

      Subject to compliance with the restrictions on transfer and exchange set forth in the Indenture, a Holder will be able to transfer or exchange notes. Upon any transfer or exchange, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes required by law or permitted by the Indenture. The Issuers will not be required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of notes to be redeemed. The notes will be issued in registered form and the Holder will be treated as the owner of such note for all purposes.

Defeasance

      The Issuers may at any time terminate all their obligations under the notes and the indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. In addition, the Issuers may at any time terminate:

(1) their obligations under the covenants described under “Change of Control” and “Certain Covenants”,

(2) the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Note Guarantee provision described under “Defaults” above and the limitations contained in clauses (3) under the first paragraph of “Merger and Consolidation” above (“Covenant Defeasance”).

      In the event that the Issuers exercise their legal defeasance option or their covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee.

      The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect to Significant Subsidiaries only), (8) or (9) under Defaults above or because of the failure of the Issuers to comply with clause (3) under the first paragraph of “Merger and consolidation” above.

      In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

      The Bank of New York is to be the Trustee under the indenture and has been appointed by the Issuers as Registrar and Paying Agent with regard to the notes.

Governing Law

      The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

      “Additional Assets” means:

(1) any property or assets (other than Indebtedness and Equity Interests) to be used by the Company or a Restricted Subsidiary in a Permitted Business or any improvements to any property or assets that are used by the Company or a Restricted Subsidiary in a Permitted Business;

(2) Equity Interests of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Equity Interests by the Company or another Restricted Subsidiary; or

(3) Equity Interests constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in a Permitted Business.

      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the provisions described under “— Certain Covenants — Limitation on transactions with affiliates” and “— Certain Covenants — Limitation on sales of assets and subsidiary equity interests” only, “Affiliate” shall also mean any beneficial owner of Equity Interests representing 5% or more of the total voting power of the Voting Equity Interests (on a fully diluted basis) of dj Orthopedics, Inc. (or any other direct or indirect parent company of the Company) or the Company or of rights or warrants to purchase such Voting Equity Interests (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

      “Asset Disposition” means any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any Equity Interests of a Restricted Subsidiary (other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary),

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary,

(B) for purposes of the provisions described under “— Certain Covenants — Limitation on sales of assets and subsidiary equity interests” only, the making of a Permitted Investment or a disposition subject to the covenant described under “— Certain Covenants — Limitation on restricted payments”,

(C) a disposition of obsolete or worn out property or equipment or property or equipment that is no longer useful in the conduct of business of the Company and its Restricted Subsidiaries, and

(D) any other disposition of assets with a fair market value, as conclusively determined by senior management of the Company in good faith, of less than $500,000.

      “Attributable Debt” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended).

      “Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Equity Interests, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Equity Interests multiplied by the amount of such payment by

(2) the sum of all such payments.

      “Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Facility and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

      “Business Day” means each day which is not a Legal Holiday.

      “Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

      “Closing Date” means the date of the indenture.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Consolidated Coverage Ratio” as of any date of determination means the ratio of:

(1) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are publicly available ending prior to the date of such determination to

(2) Consolidated Interest Expense for such four fiscal quarters;

provided, however, that:

(A) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period,

(B) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness,

(C) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Equity Interests of any Restricted Subsidiary are sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale),

(D) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with and into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period, and

(E) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (C) or (D) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

      For purposes of this definition, whenever pro forma effect is to be given to an Investment or acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. Any such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that

(a) would be permitted pursuant to Article XI of Regulation S-X under the Securities Act or

(b) have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six months following any such acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Governing Board of any closing) of any facility, as applicable, provided that, such adjustments are set forth in an Officers’ Certificate signed by the Company’s chief financial officer and another Officer which states

•	the amount of such adjustment or adjustments,

•	that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officers’ Certificate at the time of such execution and

•	that any related Incurrence of Indebtedness is permitted pursuant to the Indenture.

      In addition, to the extent not covered by the foregoing, if the Transactions have occurred in the four quarter period used to determine the Consolidated Coverage Ratio, then the Consolidated Coverage Ratio shall be determined giving pro forma effect on the basis given in the offering memorandum dated June 17, 1999 used in connection with the private offering of the old notes to the Transactions, with all calculations relating thereto to be made at the date of determination by the Company’s chief financial officer, and set forth in an Officer’s Certificate signed by the chief financial officer and another Officer and meeting the requirements for the Officer’s Certificate described in the preceding sentence.

      If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement or Currency Agreement applicable to such Indebtedness if such Interest Rate Agreement or Currency Agreement has a remaining term as at the date of determination in excess of 12 months).

      “Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its Consolidated Restricted Subsidiaries (excluding amortization and write-off of debt issuance costs) plus, to the extent Incurred by the Company and its Restricted Subsidiaries in such period but not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest expense attributable to leases constituting part of a Sale/ Leaseback Transaction,

(2) amortization of debt discount,

(3) capitalized interest,

(4) non-cash interest expense,

(5) commissions, discounts and other fees and charges attributable to letters of credit and bankers’ acceptance financing,

(6) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary,

(7) net costs associated with Hedging Obligations (including amortization of fees),

(8) dividends and distributions in respect of all Disqualified Equity Interests of the Company and all Preferred Equity Interests of any of the Subsidiaries of the Company, to the extent held by Persons other than the Company or a Wholly Owned Subsidiary,

(9) interest Incurred in connection with investments in discontinued operations and

(10) the cash contributions to any employee equity ownership or participation plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust

      Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which the Company or any Subsidiary of the Company may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

      “Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Consolidated Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the limitations contained in clause (4), (5) and (6) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (3) below) and

(B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary;

(2) other than for purposes of clauses (D) and (E) of the definition of Consolidated Coverage Ratio, any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net income (or loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions or loans or intercompany advances by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the limitations contained in clause (4), (5) and (6) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed, loaned or advanced by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend, distribution, loan or advance (subject, in the case of a dividend, distribution, loan or advance made to another Restricted Subsidiary, to the limitation contained in this clause) and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (loss) realized upon the sale or other disposition of any asset of the Company or its Consolidated Subsidiaries (including pursuant to any Sale/ Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Equity Interests of any Person;

(5) any extraordinary gain or loss; and

(6) the cumulative effect of a change in accounting principles.

      Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain covenants — Limitation on restricted payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(4)(C)(v) thereof.

      “Consolidation” means the consolidation of the amounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP consistently applied; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

      “Credit Agreement” means the credit agreement dated as of the Closing Date among the Company, dj Orthopedics, Inc., as successor for DonJoy, L.L.C., the lenders named therein, Wachovia Bank, National Association, as administrative agent, and collateral agent, and The Chase Manhattan Bank, as syndication agent, in each case as amended, modified, supplemented, restated, renewed, refunded, replaced, restructured, repaid or refinanced from time to time (including any agreement extending the maturity thereof or increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) whether with the original agents and lenders or otherwise and whether provided under the original credit agreement or other credit agreements or otherwise.

      “Currency Agreement” means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

      “Default” means any event, which is, or after notice or passage of time or both would be, an Event of Default.

      “Designated Senior Indebtedness” of the Company means

(1) the Bank Indebtedness and

(2) any other Senior Indebtedness of the Company that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to at least $15.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the indenture.

      “Designated Senior Indebtedness” of DJ Capital or a Note Guarantor has a correlative meaning.

      “Disqualified Equity Interest” means, with respect to any Person, any Equity Interest of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(2) is convertible or exchangeable for Indebtedness or Disqualified Equity Interests (excluding Equity Interests convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary, provided, that any such conversion or exchange shall be deemed an issuance of Indebtedness or an issuance of Disqualified Equity Interests, as applicable) or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in each case on or prior to 91 days after the Stated Maturity of the notes; provided, however, that only the portion of the Equity Interests which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed Disqualified Equity Interests; provided, further, any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Equity Interests upon the occurrence of an “asset sale” or “change of control” shall not constitute Disqualified Equity Interests if the “asset sale” or change of control provisions applicable to such Equity Interests provide that such Person may not repurchase or redeem such Equity Interests pursuant to such provisions unless such Person has first complied with the provisions described under “Change of control” and the provisions of the covenant described under “— Certain covenants — Limitation on sales of assets and subsidiary equity interests”, as applicable; and provided, further that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or other payment obligations or otherwise by delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, shall not be deemed Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests.

      “Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

      “EBITDA” for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) income tax expense of the Company and its Consolidated Restricted Subsidiaries,

(2) Consolidated Interest Expense,

(3) depreciation expense of the Company and its Consolidated Restricted Subsidiaries,

(4) amortization expense of the Company and its Consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period), and

(5) other non-cash charges of the Company and its Consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash expenditures in any future period).

      Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended, loaned or advanced to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its equity holders.

      “Equity Interest” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Equity Interests, but excluding any debt securities convertible into such equity.

      “Equity Offering” means any public or private sale of common Equity Interests of the Company or dj Orthopedics, Inc., as applicable, other than public offerings with respect to the Company’s or dj Orthopedics, Inc.’s common Equity Interests registered on Form S-8 or other issuances upon exercise of options by employees of the Company or any of its Restricted Subsidiaries.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Existing Management Stockholders” means each of Leslie H. Cross, Cyril Talbot III and Michael R. McBrayer.

      “Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(2) statements and pronouncements of the Financial Accounting Standards Board,

(3) such other statements by such other entities as are approved by a significant segment of the accounting profession, and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

      All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP.

      “Governing Board” of the Company or any other Person means, (i) the managing member or members or any controlling committee of members of the Company or such Person, for so long as the Company or such Person is a limited liability company, (ii) the board of directors of the Company or such Person, if the Company or such Person is a corporation or (iii) any similar governing body.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term Guarantee used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

      “Holder” means the Person in whose name a note is registered on the Registrar’s books.

      “Income Tax Liabilities” means an amount determined by multiplying

(a)(1) all taxable income and gains of the Company for such calendar year (the “Taxable Amount”) minus

(2) an amount (not to exceed the Taxable Amount for such calendar year) equal to all losses of the Company in any of the three prior calendar years that have not been previously subtracted pursuant to this clause (2) from the Taxable Amount for any prior year by

(b) forty-four percent (44%).

      “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Equity Interests of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning.

      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables and other accrued liabilities arising in the ordinary course of business which are not overdue), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5) all Capitalized Lease Obligations and all Attributable Debt of such Person;

(6) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Equity Interests or, with respect to any Subsidiary of such Person, any Preferred Equity Interests (but excluding, in each case, any accrued dividends);

(7) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of:

(A) the fair market value of such asset at such date of determination and

(B) the amount of such Indebtedness of such other Persons;

(8) to the extent not otherwise included in this definition, the net obligations under Hedging Obligations of such Person;

(9) to the extent not otherwise included, the amount then outstanding (i.e., advanced, and received by, and available for use by, such Person) under any receivables financing (as set forth in the books and records of such Person and confirmed by the agent, trustee or other representative of the institution or group providing such receivables financing); and

(10) all obligations of the type referred to in clauses (1) through (9) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee.

      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

      “Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

      “Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of Unrestricted Subsidiary and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer,

in each case as determined in good faith by

•	the senior management of the Company if the amount thereof is less than $1.0 million and

•	the Governing Board if in excess thereof.

      “Legal Holiday” means a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

      “Members’ Agreement” means the Members’ Agreement among DonJoy, L.L.C, J.P. Morgan DJ Partners, LLC (f/k/a Chase DJ Partners, LLC), First Union Investors, Inc., Leslie H. Cross, Cyril Talbot III and Michael R. McBrayer, as such agreement shall be in effect on the Closing Date and any amendments, modifications, supplements or waivers thereto (collectively, “amendments”), other than any such amendment to the provisions thereof relating to the election or appointment of members of the Governing Board of the Company or DonJoy, L.L.C., that are materially adverse to the Holders of the notes.

      “Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition,

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition,

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and

(4) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

      “Net Cash Proceeds”, with respect to any issuance or sale of Equity Interests, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “Note Guarantee” means each Guarantee of the obligations with respect to the notes issued by a Person pursuant to the terms of the indenture. Each such Note Guarantee will have subordination provisions equivalent to those contained in the indenture and will be substantially in the form prescribed in the indenture.

      “Note Guarantor” means any Person that has issued a Note Guarantee.

      “Officer” of either Issuer, as the case may be, means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of such Issuer.

      “Officers’ Certificate” of either Issuer, as the case may be, means a certificate signed by two Officers of such Issuer.

      “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

      “Permitted Business” means the design, manufacture and/or marketing of orthopedic products, devices, accessories or services, other medical products, devices, accessories or services or any businesses that are reasonably related, ancillary or complementary thereto.

      “Permitted Holders” means each of

(1) J.P. Morgan Partners, LLC (the successor of Chase Capital Partners) and its Affiliates,

(2) J.P. Morgan DJ Partners (f/k/a Chase DJ Partners, LLC) and its Affiliates,

(3) First Union Capital Corporation and its Affiliates,

(4) J.P. Morgan Fairfield Partners, LLC (f/k/a Fairfield Chase Medical Partners, LLC) and its Affiliates,

(5) Charles T. Orsatti and his Related Parties,

(6) the Existing Management Stockholders and their Related Parties and

(7) any Person acting in the capacity of an underwriter in connection with a public or private offering of the Company’s or dj Orthopedics, Inc.’s Equity Interests.

      “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Permitted Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary (other than DJ Capital); provided, however, that such Person’s primary business is a Permitted Business;

(3) Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary (other than DJ Capital) if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to officers, directors, consultants or employees made in the ordinary course of business and not exceeding $1.5 million in the aggregate outstanding at any one time;

(7) Equity Interests, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition that was made pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on sale of assets and subsidiary equity interests”;

(9) Hedging Obligations entered into in the ordinary course of business;

(10) endorsements of negotiable instruments and documents in the ordinary course of business;

(11) assets or Equity Interests of a Person acquired by the Company or a Restricted Subsidiary to the extent the consideration for such acquisition consists of Equity Interests (other than Disqualified Equity Interests) of the Company or dj Orthopedics, Inc.;

(12) Investments in existence on the Closing Date;

(13) Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person merges or consolidates with the Company or any of its Restricted Subsidiaries, in either case in compliance with the Indenture, provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation; and

(14) additional Investments having an aggregate fair market value (as determined in good faith by (i) senior management of the Company if such fair market value is less than $1.0 million or (ii) by the Governing Board of the Company if in excess thereof), taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding, not to exceed the greater of 10% of Total Assets or $10.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

      “Preferred Equity Interests”, as applied to the Equity Interests of any Person, means Equity Interests of any class or classes (however designated) that are preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class of such Person.

      “principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

      “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Restricted Subsidiary existing on the Closing Date or Incurred in compliance with the indenture (including Indebtedness of the Company or a Restricted Subsidiary that Refinances Refinancing Indebtedness); provided, however, that:

(1) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced,

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced,

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) (whether in U.S. dollars or a foreign currency) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) (in U.S. dollars or such foreign currency, as applicable) then outstanding (plus, without duplication, accrued interest, fees and expenses, including premium and defeasance costs) of the Indebtedness being Refinanced and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the notes or a Note Guarantee of a Note Guarantor, such Refinancing Indebtedness is subordinated in right of payment to the notes or the Note Guarantee at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include:

(A) Indebtedness of a Restricted Subsidiary that is not a Note Guarantor that Refinances Indebtedness of the Company or

(B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

      “Related Parties” means with respect to a Person that is a natural person

(a)(1) any spouse, parent or lineal descendant of such Person or

(2) the estate of such Person during any period in which such estate holds Equity Interests of dj Orthopedics, Inc. or the Company for the benefit of any person referred to in clause (a)(1) and

(b) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially owning an interest of more than 50% of which consist of such Person and/or such other Persons referred to in the immediately preceding clause (a).

      “Representative” means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

      “Restricted Investment” means any Investment other than a Permitted Investment.

      “Restricted Subsidiary” means DJ Capital and any other Subsidiary of the Company other than an Unrestricted Subsidiary.

      “Sale/ Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

      “SEC” means the Securities and Exchange Commission.

      “Secured Indebtedness” means any Indebtedness of the Company or DJ Capital secured by a Lien. “Secured Indebtedness” of a Note Guarantor has a correlative meaning.

      “Senior Subordinated Indebtedness” of the Company means the notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness. “Senior Subordinated Indebtedness” of DJ Capital or a Note Guarantor has a correlative meaning.

      “Significant Subsidiary” means any Restricted Subsidiary that would be a Significant Subsidiary of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

      “Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement. “Subordinated Obligation” of DJ Capital or a Note Guarantor has a correlative meaning.

      “Subsidiary” of any Person means any corporation, association, partnership, limited liability company or other business entity of which more than 50% of the total voting power of Equity Interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, representatives, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1) such Person,

(2) such Person and one or more Subsidiaries of such Person or

(3) one or more Subsidiaries of such Person.

      “Tax Distribution” means any distribution by the Company to its members which

(1) with respect to quarterly estimated tax payments due in each calendar year, shall be equal to twenty-five percent (25%) of the Income Tax Liabilities for such calendar year as estimated in writing by the chief financial officer of the Company and

(2) with respect to tax payments to be made with income tax returns filed for a full calendar year or with respect to adjustments to such returns imposed by the Internal Revenue Service or other taxing authority, shall be equal to the Income Tax Liabilities for each calendar year minus the aggregate amount distributed for such calendar year as provided in clause (1) above.

      In the event the amount determined under clause (2) is a negative amount, the amount of any Tax Distributions in the succeeding calendar year (or, if necessary, any subsequent calendar years) shall be reduced by such negative amount.

      “Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency or instrumentality thereof or obligations Guaranteed or insured by the United States of America or any agency or instrumentally thereof,

(2) investments in checking accounts, savings accounts, time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250,000,000 (or the foreign currency equivalent thereof) and whose long-term debt is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act),

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

(4) investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-1” (or higher) according to Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. (“S&P”),

(5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s Investors Service, Inc., and

(6) investments in money market funds that invest substantially all of their assets in securities of the types described in clauses (1) through (5) above.

      “TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the Closing Date.

      “Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

      “Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

      “Transactions” has the meaning specified in the offering memorandum dated June 17, 1999 used in connection with the private offering of the old notes.

      “Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

      “Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

      “Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Governing Board in the manner provided below and

(2) any Subsidiary of an Unrestricted Subsidiary.

      The Governing Board may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company), other than DJ Capital, to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests in or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

•	the Subsidiary to be so designated has total Consolidated assets of $1,000 or less or

•	if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled “Limitation on restricted payments”.

      The Governing Board may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

•	the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Certain covenants — Limitation on indebtedness” and

•	no Default shall have occurred and be continuing.

      Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Governing Board shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Governing Board giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

      “Voting Equity Interests” of a Person means the Equity Interests in a corporation or other Person with voting power under ordinary circumstances (without regard to the occurrence of any contingency) entitling the holders thereof to elect or appoint the board of managers, board of directors, executive committee, management committee or other governing body of such corporation or Person.

      “Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company all the Equity Interests of which (other than directors’ qualifying Equity Interests) are owned by the Company or another Wholly Owned Subsidiary.

BOOK-ENTRY; DELIVERY AND FORM

      The notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form, without interest coupons that will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee, on behalf of the acquirers of notes represented thereby for credit to the respective accounts of the acquirers, or to such other accounts as they may direct, at DTC, or Euroclear Bank S.A./N.V., or Cedel Bank, societe anonyme.

      Except as set forth below, the global notes may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

      All interests in the global notes, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Cedel may also be subject to the procedures and requirements of such systems.

Certain Book-Entry Procedures for the Global Notes

      The descriptions of the operations and procedures of DTC, Euroclear and Cedel set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither the Issuers, dj Orthopedics, Inc. nor dj Development takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

      DTC has advised us that it is

(1) a limited purpose trust company organized under the laws of the State of New York,

(2) a “banking organization” within the meaning of the New York Banking Law,

(3) a member of the Federal Reserve System,

(4) a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and

(5) a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

      The Issuers, dj Orthopedics, Inc. and dj Development, expect that pursuant to procedures established by DTC ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and the indirect participants (with respect to the interests of persons other than participants).

      The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

      So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note

•	will not be entitled to have notes represented by such global note registered in their names,

•	will not receive or be entitled to receive physical delivery of certificated notes, and

•	will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder.

      Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of notes under the indenture or such global note. The Company understands that under existing industry practice, in the event that the Company requests any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither the Issuers, dj Orthopedics, Inc. nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

      Payments with respect to the principal of, and premium, if any, and interest on, any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing the notes under the indenture. Under the terms of the indenture, the Issuers, dj Orthopedics, Inc. and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither the Issuers, dj Orthopedics, Inc. nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a global note (including principal, premium, if any, liquidated damages, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterpart in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositaries for Euroclear or Cedel.

      Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel as a result of sales of interest in a global note by or through a Euroclear or Cedel participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC’s settlement date.

      Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuers, dj Orthopedics, Inc., dj Development nor the trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

      If

•	the Company notifies the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation,

•	the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of notes in definitive form under the indenture, or

•	upon the occurrence of certain other events as provided in the indenture,

then, upon surrender by DTC of the global notes, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

      Neither the Issuers, dj Orthopedics, Inc., dj Development nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

PLAN OF DISTRIBUTION

      This prospectus has been prepared for use by JPMSI in connection with offers and sales of the notes in market-making transactions effected from time to time. JPMSI may act as a principal or agent in these transactions. These sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. The Issuers will not receive any of the proceeds of these sales. The Issuers have agreed to indemnify JPMSI against certain liabilities, including liabilities under the Securities Act, and to contribute payments which JPMSI might be required to make in respect thereof.

      As of the date of this prospectus, affiliates of JPMSI own approximately 45.7% of the common stock of dj Orthopedics, Inc. See “Principal Stockholders.” Also see “Certain Relationships and Related Party Transactions” for a summary of our relationships with JPMSI and its affiliates and “Management” for a summary of relationships between certain of our directors and affiliates of JPMSI.

LEGAL MATTERS

      The validity of the notes offered hereby and the guarantee of dj Orthopedics, Inc. has been passed upon for the Issuers and dj Orthopedics, Inc. by O’Sullivan LLP, New York, New York. The validity of the guarantee of dj Orthopedics Development Corporation will be passed upon for the Issuers by Latham & Watkins, San Diego, California.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 set forth in their report. We’ve included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

      We have filed a registration statement on Form S-1 under the Securities Act to register with the SEC the notes offered by this prospectus. The term registration statement means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement and any amendments. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement.

      dj Orthopedics, Inc. is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with those requirements, files periodic reports, proxy statements and other information with the SEC. From the date of the recapitalization through the date of the reorganization, DonJoy, L.L.C. filed periodic reports with the SEC but was not subject to the SEC’s proxy rules. The SEC filings of dj Orthopedics, Inc. and DonJoy, L.L.C. are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any reports, documents and other information we have filed at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C., 20549, as well as at the regional offices of the SEC located at The Woolworth Building, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

dj Orthopedics, Inc.

      We have audited the accompanying consolidated balance sheets of dj Orthopedics, Inc. as of December 31, 2000 and 2001, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of dj Orthopedics, Inc. at December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG, LLP

San Diego, California

January 30, 2002

dj Orthopedics, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2000	2001

	(In thousands, except
	unit/share data)
ASSETS
Current assets:
Cash and cash equivalents	$4,106	$25,814
Accounts receivable, net of discounts and allowances of $4,278 and $8,741 at December 31, 2000 and 2001, respectively	34,498	45,176
Inventories, net	18,510	25,139
Deferred tax asset, current portion	—	6,350
Other current assets	3,270	4,285

Total current assets	60,384	106,764
Property, plant and equipment, net	12,785	15,343
Intangible assets, net	75,419	70,588
Debt issuance costs, net	6,549	4,501
Deferred tax asset	—	49,686
Other assets	535	1,040

Total assets	$155,672	$247,922

LIABILITIES AND STOCKHOLDERS’ EQUITY/MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$8,982	$9,825
Accrued compensation	2,937	2,090
Accrued commissions	1,444	1,218
Long-term debt, current portion	1,274	1,274
Accrued interest	686	386
Other accrued liabilities	6,366	8,075

Total current liabilities	21,689	22,868
12 5/8% Senior Subordinated Notes	98,260	73,848
Long-term debt, less current portion	57,688	35,812
Redeemable Preferred Units; 100,000 units authorized, 44,405 units issued and outstanding at December 31, 2000; liquidation preference $43,688 at December 31, 2000	41,660	—
Minority interest	—	154
Commitments and contingencies (Note 10)
Stockholders’ equity/members’ deficit:
Common units; 2,900,000 units authorized, 793,890 units issued and outstanding at December 31, 2000	74,754	—
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued and outstanding at December 31, 2001	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized, 17,855,566 shares issued and outstanding at December 31, 2001	—	179
Additional paid-in-capital	—	65,642
Notes receivable from officers	(1,772)	(2,082)
Retained earnings (deficit)	(136,607)	51,501

Total stockholders’ equity/members’ deficit	(63,625)	115,240

Total liabilities and stockholders’ equity/members’ deficit	$155,672	$247,922

See accompanying notes.

dj Orthopedics, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	1999	2000	2001

	(In thousands, except per share data)
Net revenues	$116,418	$143,586	$169,170
Cost of goods sold	51,744	60,178	71,888

Gross profit	64,674	83,408	97,282
Operating expenses:
Sales and marketing	28,902	38,653	48,339
General and administrative	16,755	19,761	24,165
Research and development	2,115	2,465	2,189
Merger and integration costs	—	400	—

Total operating expenses	47,772	61,279	74,693

Income from operations	16,902	22,129	22,589
Interest expense	(7,568)	(16,958)	(17,796)
Interest income	181	437	408
Discontinued acquisition costs	—	(449)	—

Income before income taxes	9,515	5,159	5,201
Provision for taxes:
Provision for income taxes (Note 7)	(2,387)	—	(79)
Deferred tax benefit	—	—	54,169

Total income taxes	(2,387)	—	54,090

Income before extraordinary items	7,128	5,159	59,291
Extraordinary items, net of tax	—	—	(2,801)

Net income	7,128	5,159	56,490
Less: Preferred unit dividends and accretion of preferred unit fees	(2,343)	(5,415)	(5,667)

Net income (loss) available to common stockholders/members	$4,785	$(256)	$50,823

Income per share before extraordinary items (less preferred unit dividends and accretion of preferred unit fees):
Basic	N/A	N/A	$5.06

Diluted	N/A	N/A	$4.94

Net income per share available to common stockholders:
Basic	N/A	N/A	$4.80

Diluted	N/A	N/A	$4.68

Weighted average shares outstanding used to calculate per share information:
Basic	N/A	N/A	10,593

Diluted	N/A	N/A	10,858

For information related to the required pro forma impact of income taxes on income per share before extraordinary items and net income per share, see Note 1.

See accompanying notes.

dj Orthopedics, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’/ MEMBERS’ EQUITY (DEFICIT)

								Total
	Common Units		Common Stock		Additional	Notes		Stockholders’
					Paid-in	Receivable	Retained	Equity/Members’	Comprehensive
	Units	Amount	Shares	Amount	Capital	from Officers	Earnings	(Deficit)	Income

	(In thousands, except unit/share and per unit/share data)
Balance at December 31, 1998	—	$—	—	$—	$—	$—	$12,832	$12,832
Capital contribution by Smith & Nephew, Inc. in connection with the Recapitalization.	2,054,000	64,117	—	—	—	—	(16,264)	47,853
Issuance of common units at $9.25 per unit, net of transaction fees of $1,563	645,500	62,987	—	—	—	—	—	62,987
Purchase of common units from Smith & Nephew, Inc.	(2,000,000)	(62,433)	—	—	—	—	(136,707)	(199,140)
Issuance of common units at $9.25 per unit, in exchange for cash and notes receivable	18,500	1,850	—	—	—	(1,400)	—	450
Preferred unit dividends and accretion of preferred unit fees	—	—	—	—	—	—	(2,343)	(2,343)
Net income (excluding $196 allocated to preferred unit holders)	—	—	—	—	—	—	6,932	6,932

Balance at December 31, 1999	718,000	66,521	—	—	—	(1,400)	(135,550)	(70,429)

Issuance of common units at $10.08 per unit, in exchange for cash and notes receivable	75,890	8,272	—	—	—	(174)	—	8,098
Note receivable issued to Management for purchase of common units	—	—	—	—	—	(124)	—	(124)
Transfer of interest receivable to note receivable	—	—	—	—	—	(74)	—	(74)
Transaction fees in connection with the Recapitalization	—	(39)	—	—	—	—	—	(39)
Stock options granted for services	—	—	—	—	—	—	36	36
Tax distributions to preferred unit holders	—	—	—	—	—	—	(563)	(563)
Preferred unit dividends and accretion of preferred unit fees	—	—	—	—	—	—	(5,415)	(5,415)
Net income (excluding $274 allocated to preferred unit holders)	—	—	—	—	—	—	4,885	4,885	$4,885

Balance at December 31, 2000	793,890	74,754	—	—	—	(1,772)	(136,607)	(63,625)	4,885

Issuance of common units at $10.08 per unit, in exchange for cash and notes receivable, net of transaction fees of $234.	91,743	9,763	—	—	—	(211)	—	9,552
Exchange of 885,633 common units and 44,405 preferred units at the exchange ratio of 10.812 shares of our common stock in conjunction with the Reorganization.	(885,633)	(84,517)	10,055,566	101	84,416	—	—	—
Issuance of common stock at par value in conjunction with Reorganization at $17.00 per share, net of transaction fees of $13,793.	—	—	7,800,000	78	118,729	—	—	118,807
Reclassification of accumulated deficit to additional paid-in capital at the Reorganization date	—	—	—	—	(137,503)	—	137,503	—
Transfer of interest receivable to note receivable	—	—	—	—	—	(99)	—	(99)
Stock options granted for services	—	—	—	—	—	—	92	92
Tax distributions to preferred unit holders	—	—	—	—	—	—	(200)	(200)
Preferred unit dividends and accretion of preferred unit fees	—	—	—	—	—	—	(5,667)	(5,667)
Foreign currency translation adjustment	—	—	—	—	—	—	(110)	(110)	(110)
Net income	—	—	—	—	—	—	56,490	56,490	56,490

Balance at December 31, 2001	—	$—	17,855,566	$179	$65,642	$(2,082)	$51,501	$115,240	$56,380

See accompanying notes.

dj Orthopedics, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	1999	2000	2001

	(In thousands)
Operating activities
Net income	$7,128	$5,159	$56,490
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	4,952	6,365	9,444
Amortization of debt issuance costs and discount on Senior Subordinated Notes	510	1,082	2,636
Step-up to fair value of acquired inventory	—	268	—
Stock-based compensation	—	36	92
Merger and integration costs	—	400	—
Minority interest	—	—	154
Changes in operating assets and liabilities:
Accounts receivable	(1,564)	(13,092)	(10,678)
Inventories	704	(2,576)	(6,629)
Other current assets	(106)	(2,427)	(1,114)
Accounts payable	(893)	2,571	843
Accrued interest	526	160	(300)
Accrued compensation	1,057	494	(847)
Accrued commissions	(237)	490	(226)
Deferred income taxes	—	—	(56,036)
Income taxes	2,516	—	—
Restructuring reserve	(339)	—	—
Other accrued liabilities	1,811	2,299	2,105

Net cash (used in) provided by operating activities	16,065	1,229	(4,066)
Investing activities
Purchases of property, plant and equipment	(2,502)	(6,522)	(5,964)
Purchase of intangible assets	(2,204)	(1,200)	(1,140)
Proceeds from assets held for sale	—	126	—
Orthotech acquisition	—	(49,019)	—
Alaron acquisition	—	—	(500)
Other assets	(70)	(400)	(505)

Net cash used in investing activities	(4,776)	(57,015)	(8,109)
Financing activities
Net proceeds from Senior Subordinated Notes	97,953	—	—
Repayment of Senior Subordinated Notes	—	—	(25,000)
Proceeds from long-term debt	15,500	44,600	—
Repayment of long-term debt	(250)	(888)	(21,876)
Distributions to preferred unit holders	—	(563)	(200)
Debt issuance costs	(7,283)	(551)	—
Purchase of common units from Smith & Nephew (the “Former Parent”)	(199,140)	—	—
Net proceeds from issuance of common stock in connection with Reorganization	—	—	118,807
Net proceeds from issuance of common units	63,437	8,059	9,552
Repurchase of preferred units in connection with Reorganization	—	—	(47,290)
Net proceeds from issuance of preferred units	30,000	3,432	—
Note receivable issued for purchase of common units	—	(124)	—
Intercompany obligations	(6,388)	—	—

Net cash provided by (used in) financing activities	(6,171)	53,965	33,993

Effect of exchange rate changes on cash	—	—	(110)

Net increase (decrease) in cash	5,118	(1,821)	21,708
Cash at beginning of period	809	5,927	4,106

Cash at end of period	$5,927	$4,106	$25,814

Supplemental disclosure of cash flow information:
Interest paid	$6,530	$15,716	$16,974

Supplemental disclosure of non-cash transactions:
Capital contribution in connection with the Recapitalization	$47,853	$—	$—

Dividends and accretion of preferred unit fee related to redeemable preferred units	$2,343	$5,415	$5,667

Common units issued in exchange for notes receivable and transfer of interest receivable to notes receivable	$1,400	$248	$310

See accompanying notes.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

1.     Organization and Summary of Significant Accounting Policies

      dj Orthopedics, Inc. (“dj Orthopedics”), through its subsidiary dj Orthopedics, LLC (“dj Ortho”) and dj Ortho’s subsidiaries (collectively the “Company”), designs, manufactures and markets various lines of orthopedic recovery products and accessories and is the successor to a corporation established as DonJoy, Inc. in December 1982. DonJoy, Inc. was acquired by Smith & Nephew, Inc. (the “Former Parent”) effective September 18, 1987 through a purchase of all the then outstanding shares of stock. Smith & Nephew, Inc. is a wholly owned subsidiary of Smith & Nephew plc., a United Kingdom company. In November 1996, DonJoy, Inc. was merged into Smith & Nephew, Inc. and began to operate as a division. Effective December 29, 1998, the Former Parent contributed the division’s net assets and shares of a Mexican subsidiary to DonJoy, L.L.C., then a newly formed Delaware limited liability company (“DonJoy”), and became the sole member of the new limited liability corporation.

2001 Reorganization and Initial Public Offering

      dj Orthopedics, Inc. was capitalized with a nominal amount and incorporated in Delaware on August 16, 2001 and had nominal assets, no liabilities and no operations or revenues until November 20, 2001. Concurrently with the completion of its initial public offering on November 20, 2001, a newly-formed, wholly owned subsidiary of dj Orthopedics, Inc. was merged with and into DonJoy with DonJoy being the surviving entity of the merger. In the merger, holders of the common and preferred units of DonJoy received shares of dj Orthopedics, Inc’s common stock on the basis of 10.812 shares of common stock for each outstanding unit and, in the case of a preferred unit, an amount in cash equal to approximately $1,082, representing the liquidation preference of the preferred unit, plus accrued and unpaid distributions thereon to but excluding the date that the Reorganization was effective. A total of 10,055,566 shares of common stock were issued in the merger. In addition, immediately following the foregoing merger, DonJoy merged with and into dj Orthopedics, Inc. which was the surviving entity of the second merger. Both of these mergers are referred to herein as the “Reorganization”. Prior to the Reorganization, the operating results of DonJoy were allocated to the members. At the time of the Reorganization, members’ equity was reclassified into common stock and additional paid-in capital. Deferred income taxes of $54.2 million represent the deferred income taxes related to the difference in the book and tax basis of the assets of DonJoy at November 20, 2001 and which were recorded at the time of the Reorganization. Immediately following the Reorganization, dj Orthopedics, Inc. sold 7,800,000 shares of common stock in an initial public offering at $17.00 per share.

      All references to per unit amounts in the notes to the consolidated financial statements regarding per share and stock option information have been restated to their equivalent shares based on the conversion of the common and preferred units of DonJoy into shares of dj Orthopedics, Inc.’s common stock at the Reorganization.

Basis of Presentation and Principles of Consolidation

      The accompanying consolidated financial statements present the historical consolidated financial position and results of operations of dj Orthopedics and include the accounts of dj Ortho, the accounts of its wholly owned Mexican subsidiary that manufactures a portion of dj Ortho’s products under Mexico’s maquiladora program, and the accounts of its majority owned subsidiary, dj Australia. The maquiladora program allows foreign manufacturers to take advantage of Mexico’s lower cost production sharing capabilities. All intercompany accounts and transactions have been eliminated in consolidation. Minority interest at December 31, 2001, represents the minority stockholders’ proportionate share of the net assets of dj Australia.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about the future that affect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, usage and recoverability of inventory and long-lived assets and incurrence of contractual allowances, returns and warranty and rebate costs. Actual results could differ from those estimates.

Cash Equivalents

      Cash equivalents are short-term, highly liquid investments and consist of investments in money market funds and commercial paper purchased with average maturities of three months or less.

Fair Value of Financial Instruments

      In accordance with requirements of Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures about Fair Value of Financial Instruments, the following methods and assumptions were used in estimating the fair value disclosures:

•	Cash and Cash Equivalents and Accounts Receivables. The carrying amounts approximate fair values because of short maturities of these instruments and the reserves for doubtful accounts which, in the opinion of management, are adequate to state accounts receivable at their fair value.

•	Long-Term Debt. Based on the borrowing rates currently available to dj Ortho for loans with similar terms and average maturities, management believes the fair value of long-term debt approximates its carrying value at December 31, 2001.

Discounts and Allowances

      Accounts receivable is presented on the consolidated balance sheets net of payment discounts, contractual allowances related to third-party payors, and allowances for doubtful accounts.

Long-Lived Assets

      Property, plant and equipment and intangible assets are recorded at cost. The Company provides for depreciation on property, plant and equipment and intangible assets using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the related lease.

      In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable, the Company, using its best estimates based upon reasonable and supportable assumptions and projections, reviews the carrying value of long-lived assets to determine whether the carrying value can be recovered through undiscounted future operating cash flow. Impairment for long-lived assets to be held is measured by comparing the carrying amount of the asset to its fair value. Impairment is reviewed at the lowest levels for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. The Company performs such analysis on an individual asset basis and estimates fair values based on sales prices for comparable assets. The Company measures impairment for long-lived assets to be disposed of at the lower of the carrying amount or net realizable value (fair market value less costs to dispose).

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Computer Software Costs

      In 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-1 “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”. This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software’s estimated useful life. During 2001 and 2000, the Company capitalized $1.2 million and $3.9 million, respectively, related to the acquisition and implementation of its new enterprise resource planning system. The Company is amortizing these costs over seven years.

Debt Issuance Costs

      As of December 31, 2000 and 2001, debt issuance costs associated with the issuance of the senior subordinated notes and the bank credit facility were $7.8 million and $6.6 million, respectively (which are reflected on the balance sheets net of accumulated amortization of $1.3 million and $2.1 million, respectively). The Company is amortizing these costs over the life of the debt which ranges from six to ten years and classifies the amortization as additional interest expense. In December 2001, the Company recorded an extraordinary charge of $1.2 million for the write-off of unamortized debt issuance costs following the redemption of a portion of the senior subordinated notes.

Inventories

      Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

Revenue Recognition

      The Company distributes its products in the United States and international markets primarily through networks of agents and distributors who market and sell to orthopedic sports medicine surgeons, orthotic and prosthetic centers, third-party distributors, hospitals, surgery centers, physical therapists and trainers within the orthopedic sports medicine community.

      The Company recognizes revenue pursuant to Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements.” Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) shipment of goods and passage of title; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenues from third-party payors are recorded net of contractual allowances. Contractual allowances are accrued as a percent of revenues based on historical percentages. Revenues are also reduced by return rates and rebates. For the Company’s international sales and certain of its sales in the United States that are transacted through distribution agreements, sales are recorded upon shipment and the agreements provide the distributors with a right of return as it relates to excess and obsolete inventory. Estimated returns are accrued based on historical returns in the period sales are recognized in accordance with the provisions of SFAS No. 48, “Revenue Recognition When Right of Return Exists”. Some products have a limited warranty and estimated costs are accrued based on historical experience in the period sales are recognized. In addition, rebates are accrued at the time of sale based upon agreed upon terms with customers. Other than contractual allowances, returns and warranties and rebates, there are no additional obligations after shipment. Historically, the percentage of reductions to revenues has been less than 10%.

Shipping and Handling Costs

      During 2000, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-10, “Accounting for Shipping and Handling Fees and Costs.” The Company implemented Issue 00-10 in the dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fourth quarter of 2000 and as a result, revenues in 1999 and 2000 include amounts billed to customers for freight of $3.5 million and $4.4 million, respectively. Shipping and handling costs included as part of sales and marketing expenses were $5.6 million and $7.6 million for the years ended December 31, 1999 and 2000, respectively.

Advertising Expense

      The cost of advertising is expensed as incurred. The Company incurred $152,000, $252,000 and $209,000 in advertising costs for the years ended December 31, 1999, 2000 and 2001, respectively.

Foreign Currency Translation

      The financial statements of the Company’s international operations where the local currency is the functional currency are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and recorded as a separate component of the consolidated statements of changes in stockholders’/ members’ equity (deficit).

Concentration of Credit Risk

      dj Ortho sells the majority of its products in the United States through commissioned sale organizations (referred to as agents). Products which are generic are sold through large distributors, specialty dealers and buying groups. Excluding freight revenue, international sales comprised 16%, 13% and 11% of the Company’s net revenues for the years ended December 31, 1999, 2000 and 2001, respectively, and are primarily sold through independent distributors. Credit is extended based on an evaluation of the customer’s financial condition and generally collateral is not required. The Company also provides a reserve for estimated sales returns. Both credit losses and returns have been within management’s estimates.

      During the three years ended December 31, 2001, the Company had no individual customer or distributor which accounted for 10% or more of total annual revenues.

Stock-Based Compensation

      As permitted under Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), the Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, in accounting for outstanding stock options and warrants issued to employees. Under APB Opinion No. 25, compensation expense relating to employee stock options is determined based on the excess of the market price of the stock over the exercise price on the date of grant and does not require the recognition of compensation expense for stock issued under plans defined as non-compensatory. The amount of expense for these types of arrangements is not material. Adoption of SFAS No. 123 for options issued to employees would require recognition of employee compensation expense based on their computed “fair value” on the date of grant. In accordance with SFAS No. 123 and EITF 96-18, stock options and warrants issued to consultants and other non-employees as compensation for services provided to the Company are accounted for based upon the fair value of the services provided or the estimated fair market value of the option or warrant, whichever can be more clearly determined. The Company recognizes this expense over the period the services are provided. During the years ended December 31, 2000 and 2001, the amount of expense related to these types of arrangements was not significant.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Per Share Information

      Shares used in basic and diluted per share information are computed using the weighted-average number of common shares outstanding during each period. Shares used in diluted per share information also include the dilutive effect of common stock equivalents for common shares potentially issuable upon the exercise of stock options. The shares used to calculate basic and diluted per share information consist of the following (in thousands):

Year Ended
December 31,
2001

Shares used in basic per share calculations — Weighted average common shares outstanding	10,593
Net effect of dilutive common share equivalents based on treasury stock method	265

Shares used in diluted net income per share and income per share before extraordinary items computations	10,858

Pro Forma Income Taxes and Pro Forma Per Share Information

      The pro forma income tax expense and the calculations for pro forma income per share information reflect the Company’s operations for the years ended December 31, 1999, 2000 and 2001 as if the Reorganization occurred as of the beginning of 1999, 2000, and 2001, respectively. Pro forma income tax expense represents the charge based on the Company’s operating results for the years ended December 31, 1999, 2000 and 2001 as if the Company were a corporation from the beginning of the respective years, using an estimated combined federal and state tax rate of 40.0%. The pro forma basic and diluted per share information is computed based on the weighted average number of shares of common stock outstanding for each year. The computation of diluted pro forma per share information includes the dilutive effect of common stock equivalents for outstanding common stock options using the treasury stock method. The following table dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

presents the information referenced above and reconciles the denominators used in computing basic and diluted earnings per share (in thousands, except per share amounts):

	Years Ended December 31,

	1999	2000	2001

Income before income taxes	$9,515	$5,159	$5,201
Provision for income taxes:
Historical provision for income taxes	(2,387)	—	(79)
Historical deferred tax benefit	—	—	54,169
Pro forma adjustment	(1,419)	(2,064)	(2,001)

Total income taxes	(3,806)	(2,064)	52,089

Pro forma income before extraordinary items	5,709	3,095	57,290
Extraordinary items, net of tax	—	—	(2,801)

Pro forma net income	$5,709	$3,095	$54,489
Less: Preferred unit dividends and accretion of preferred unit fees	(2,343)	(5,415)	(5,667)

Net income (loss) available to stockholders/members	$3,366	$(2,320)	$48,822

Pro forma income (loss) per share before extraordinary items (less preferred unit dividends and accretion of preferred unit fees):
Basic	$0.82	$(0.27)	$4.87

Diluted	$0.77	$(0.27)	$4.75

Pro forma net income (loss) per share available to common stockholders:
Basic	$0.82	$(0.27)	$4.61

Diluted	$0.77	$(0.27)	$4.50

	Years Ended December 31,

	1999	2000	2001

Shares used in pro forma basic net income per share and pro forma income per share before extraordinary items computations — weighted average common shares outstanding	4,099	8,631	10,593
Net effect of dilutive common share equivalents based on treasury stock method	255	—	265

Shares used in pro forma diluted net income per share and pro forma income per share before extraordinary items computations — weighted average	4,354	8,631	10,858

Income Taxes

      In connection with the Reorganization on November 20, 2001, the Company became a corporation and is subject to U.S., state, and foreign income taxes on it earnings after that date. The Company’s income tax expense is the amount of income taxes on 2001 income from the date of the Reorganization. A deferred tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities as well as the expected future tax benefit to be derived from tax loss carryforwards. From the date of the Reorganization, the Company’s estimated effective tax rate for fiscal 2001 was 40.0%. As limited liability companies, DonJoy, L.L.C. and dj Ortho were not subject to income taxes following the recapitalization (see note 6). Instead, DonJoy, L.L.C.’s earnings following the 1999 recapitalization (see note 6) were allocated to its members and included in the taxable income of its members.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income

      The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income.

Recently Issued Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS No. 133”), which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires the recognition of all derivatives on the Company’s balance sheet at fair value. In July 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS No. 133” which deferred the adoption requirement to the first quarter of 2001. The impact of adoption on the Company’s financial statements was not material.

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.”

      SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

      SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. We are required to adopt SFAS No. 142 effective January 1, 2002, at which time we will be required to reassess the intangible assets, including goodwill, previously recorded in connection with previous purchase acquisitions, as well as the useful lives of such intangible assets.

      Upon adoption of SFAS No. 142, the Company will stop amortizing goodwill and certain other intangibles resulting from acquisitions prior to July 1, 2001, which will reduce annual amortization expense by approximately $3.5 million. Goodwill and intangibles with indefinite lives will be assigned to reporting units as determined by the Company for purposes of impairment testing and tested using a two-step approach for impairment annually or whenever there is an impairment indicator. The impact of stopping goodwill amortization will increase the Company’s annual net income by approximately $2.2 million.

Reclassifications

      Certain amounts in prior periods have been reclassified to conform with current period presentation.

2.     Acquisitions

Orthotech Acquisition

      On July 7, 2000, the Company completed the purchase of certain assets and assumed certain liabilities (“the Orthotech Acquisition”) of DePuy Orthopaedic Technology, Inc. (“DePuy Orthotech”), a subsidiary dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of Johnson & Johnson, related to DePuy Orthotech’s bracing and soft goods business (“Orthotech”). Orthotech developed, manufactured, and marketed an array of orthopedic products for the sports medicine market, including braces, soft goods and specialty products which were similar to the products offered by the Company.

      The asset purchase agreement provided for the purchase of certain assets and the assumption of certain liabilities of Orthotech, comprising the Orthotech business, for a purchase price of $46.4 million in cash and related costs of $3.0 million, including debt issuance costs of $0.4 million. We purchased primarily inventory, equipment, certain intellectual property and other intangible assets. We were not required to assume any liabilities existing prior to the closing date. The sources of funds for the Orthotech Acquisition consisted of:

•	The sale of common units to J.P. Morgan DJ Partners, LLC (formerly Chase DJ Partners, L.L.C.) (“JPMDJ Partners”) and certain members of management for $8.3 million, of which $0.2 million was for management notes receivable.

•	The sale of Redeemable Preferred Units for net proceeds of $3.4 million (excluding preferred unit fees of $0.2 million) to existing holders of the Redeemable Preferred Units,

•	Borrowing under our amended bank credit facility of approximately $36.6 million, and

•	$1.3 million from available cash.

      The sources of funds for the Orthotech Acquisition are presented in the following table (dollars in millions):

Amount

Sources
Cash	$1.3
Revolving bank credit facility	12.6
Term loan	24.0
Redeemable Preferred Units	3.4
Common unit investment by JPMDJ Partners	8.1

$49.4

      The Orthotech Acquisition has been accounted for using the purchase method of accounting whereby the purchase price has been allocated to the acquired tangible and intangible assets based on their estimated fair values as determined by the Company, in accordance with Accounting Principles Board Opinion No. 16. The purchase price has been allocated to the acquired tangible and intangible assets based on their fair market values as follows (in thousands):

Inventories	$2,538
Equipment and furniture	1,295
Other assets held for sale	126
Intangibles:
Goodwill	36,623
Customer list	8,400
Assembled workforce	37

45,060

Net assets acquired	$49,019

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net assets acquired do not include the $0.4 million relating to debt issuance costs incurred.

      As a result of the Orthotech Acquisition, the Company incurred $0.4 million in post-closing merger and integration costs. These costs relate primarily to consulting and information systems expenses that did not qualify for capitalizations under EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.”

      The accompanying consolidated statements of income reflect the operating results of Orthotech since July 7, 2000. Assuming the purchase of Orthotech had occurred on January 1 of the respective years, the pro forma unaudited results of operations would have been as follows (in thousands):

	Years Ended

	December 31,	December 31,
	1999	2000

Net revenues	$161,159	$165,858
Net income	$6,770	$5,386

Australian Joint Venture

      Effective March 5, 2001, the Company invested $0.9 million in an Australian joint venture, dj Orthopaedics Pty Ltd (“dj Australia”) which is 60% owned by dj Ortho and is included in the consolidated financial statements of the Company from the date of the investment. dj Australia replaced the Smith & Nephew distributor in Australia and also sells two new product lines.

Alaron Acquisition

      On June 1, 2001, the Company acquired Alaron Technologies, L.L.C. (“Alaron”) under an asset purchase agreement (the “Alaron Acquisition”). Alaron provided product development, manufacturing and supply chain management services related to medical and surgical devices.

      The asset purchase agreement provided for the purchase of certain assets and the assumption of certain liabilities of Alaron, comprising the Alaron business, for a cash purchase price of $0.5 million. The Company purchased primarily equipment and acquired technology. The Alaron Acquisition has been accounted for using the purchase method of accounting whereby the total purchase price has been allocated to tangible and intangible assets acquired and liabilities based on their estimated fair values.

3.     Financial Statement Information

Inventories

      Inventories consist of the following (in thousands):

	December 31,	December 31,
	2000	2001

Raw materials	$9,074	$12,852
Work-in-progress	1,572	1,049
Finished goods	11,638	14,238

	22,284	28,139
Less reserve for excess and obsolete	(3,774)	(3,000)

	$18,510	$25,139

      The reserves are primarily for excess and obsolete inventories as of December 31, 2000 and 2001 and include $2.2 million and $1.0 million, respectively, relating to the inventory acquired in the Orthotech dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition. The reserve recorded upon the acquisition totaled $5.1 million of which $2.9 million and $1.2 million was utilized during the twelve months ended December 31, 2000 and 2001, respectively.

Property, Plant and Equipment

      Property, plant and equipment consists of the following (in thousands):

	December 31,	December 31,
	2000	2001

Buildings and leasehold improvements	$3,676	$4,232
Office furniture, fixtures, equipment and other	19,025	28,323
Construction in progress	5,804	1,992

	28,505	34,547
Less accumulated depreciation and amortization	(15,720)	(19,204)

	$12,785	$15,343

Intangible Assets

      Intangible assets arose primarily from the initial acquisition of DonJoy in 1987 by the Former Parent, the Company’s acquisition of Professional Care Products, Inc. in 1995, the Company’s acquisition of Orthotech in 2000 and the Company’s acquisition of Alaron in 2001. The licensing agreements pertain to the acquisition of the distribution rights of the PainBuster® products. In addition, the Company acquired certain distribution rights in 2000. Intangible assets consist of the following (in thousands):

		December 31,
	Useful Life
	(in Years)	2000	2001

Goodwill	20	$69,165	$69,153
Patented technology	5-20	13,621	13,651
Customer base	15-20	12,200	12,200
Licensing agreements	5	3,165	3,915
Other	3-20	1,537	1,886

		99,688	100,805
Less: accumulated amortization		(24,269)	(30,217)

		$75,419	$70,588

      With the adoption of SFAS 141 and 142 effective January 1, 2002, in addition to goodwill, $0.3 million of gross intangibles are considered to have indefinite lives and will no longer be amortized.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Accrued Liabilities

      Other accrued liabilities consist of (in thousands):

	December 31,	December 31,
	2000	2001

Accrued cost of distribution right	$1,050	$400
Accrued returns	618	576
Accrued rebate expense	541	488
Accrued warranty expense	305	353
Accrued Reorganization costs	—	1,132
Accrued credit memos	898	1,984
Other accruals	2,954	3,142

	$6,366	$8,075

4.     Financing Arrangements

      Principal balances under dj Ortho’s long-term financing arrangements consist of the following (in thousands):

	December 31,	December 31,
	2000	2001

12 5/8% Senior Subordinated Notes due 2009, net of $1,740 and $1,152 of unamortized discount at December 31, 2000 and 2001, respectively	$98,260	$73,848
Bank Credit Facility:
Term loans due 2005, interest rates ranging from 9.18% to 9.81% at December 31, 2000 and an interest rate of 4.94% at December 31, 2001	38,362	37,086
Revolving bank credit facility, interest rates ranging from 8.88% to 9.00% at December 31, 2000	20,600	—

	157,222	110,934
Current portion of long-term debt	(1,274)	(1,274)

	155,948	109,660
Less: Senior Subordinated Notes (see above)	(98,260)	(73,848)

Long-term debt net of current portion	$57,688	$35,812

     12 5/8% Senior Subordinated Notes Due 2009

      On June 30, 1999, dj Ortho issued $100.0 million of 12 5/8% Senior Subordinated Notes due 2009 (the “Notes”) to various investors in connection with the financing of the Recapitalization. The Notes were issued at a discount of $2.0 million which is being accreted to the Notes balance and amortized to interest expense over the life of the Notes. The Notes are general unsecured obligations of dj Ortho, subordinated in right of payment to all existing and future senior indebtedness of dj Ortho, pari passu in right of payment to all senior subordinated indebtedness of dj Ortho and senior in right of payment to all subordinated indebtedness.

      Interest on the Notes is payable in cash semi-annually on each June 15 and December 15, commencing on December 15, 1999. The aggregate principal amount of the Notes matures on June 15, 2009.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Covenants. The Notes contain covenants restricting the ability of dj Ortho and its subsidiaries to (i) incur additional indebtedness; (ii) prepay, redeem or repurchase debt; (iii) make loans and investments; (iv) incur liens and engage in sale lease-back transactions; (v) enter into transactions with affiliates; (vi) engage in mergers, acquisitions and asset sales; (vii) make optional payments on or modify the terms of the subordinated debt; (viii) restrict preferred and capital stock of subsidiaries; (ix) declare dividends or redeem or repurchase capital stock; and (x) engage in other lines of businesses. As of December 21, 2001 and 2000, the Company was in compliance with all covenants.

      Guarantees; Co-Issuers. The Notes are guaranteed by dj Orthopedics, Inc. and co-issued by dj Ortho and DJ Capital, but are not guaranteed by any of dj Ortho’s foreign subsidiaries, dj Ortho’s only existing subsidiaries (other than DJ Capital).

      Optional Redemption. Before June 15, 2002, up to 35% of the aggregate principal amount of the Notes may be redeemed with the proceeds from sales of common equity at a redemption price of 112.625% of their principal amount, plus any accrued and unpaid interest. Pursuant to such provision, in 2001 the Company redeemed $25 million principal amount of the Notes at a redemption price of 112.625% of their principal amount plus accrued interest on the Notes so redeemed with a portion of the proceeds from the initial public offering.

      On or after June 15, 2004, the Notes may be redeemed, in whole or in part, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date if redeemed during the 12-month period commencing on June 15 of the years set forth below:

Redemption
Year	Price

2004	106.313%
2005	104.208%
2006	102.104%
2007 and thereafter	100.000%

     Amended Bank Credit Facility

      In connection with the Recapitalization, dj Ortho entered into a Bank Credit Facility with First Union National Bank (“First Union”) and JP Morgan Chase Bank (“Chase”) and other lenders. In connection with the Orthotech Acquisition, the Bank Credit Facility was amended (“Amended Bank Credit Facility”). Under the Amended Bank Credit Facility, dj Ortho may borrow up to $64.5 million consisting of a revolving bank credit facility of up to $25.0 million (the “revolving bank credit facility”) and term loans in a principal amount of $39.5 million (the “term loans”). The first term loan, in the amount of $15.5 million, was borrowed in connection with the Recapitalization and the second term loan, in the amount of $24.0 million, was borrowed to finance the Orthotech Acquisition. As of December 31, 2001, dj Ortho had no amounts outstanding under the revolving bank credit facility. The revolving bank credit facility includes options by dj Ortho to enter into revolving loans of up to $25.0 million, to enter into swingline loans and to obtain letters of credit from time to time. The revolving bank credit facility provides for letters of credit in an aggregate stated amount at any time outstanding not in excess of the lesser of $5.0 million and the difference between $25.0 million and the sum of the outstanding principal amount of dj Ortho revolving loans, letter of credit exposure and swingline exposure at such time. Borrowings under the Amended Bank Credit Facility bear interest at the rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Base Certificate of Deposit Rate in effect on such day plus 1% and (c) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1%. Borrowings under the revolving bank credit facility and term loans bear interest at variable rates plus an applicable margin (interest rates ranging from 8.875% to 9.813% as of December 31, 2000 and an interest rate of 4.94% as of December 31, 2001).

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition to paying interest on outstanding principal under the Amended Bank Credit Facility, dj Ortho is required to pay a commitment fee to the lenders under the revolving bank credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.5% per annum.

      Repayment. The term loans will mature on June 30, 2005 and are subject to mandatory repayments and reductions as defined in the Amended Bank Credit Facility. The following table sets forth the principal payments on the term loans for the years 2002 through its maturity in 2005 (in thousands):

2002	$1,274
2003	1,274
2004	17,202
2005	17,336

Total	$37,086

      In addition, dj Ortho is required to make annual mandatory prepayments of the term loan under the amended bank credit facility in an amount equal to 50% of excess cash flow (as defined in the Amended Bank Credit Facility) (75% if dj Ortho’s leverage ratio exceeds a certain level). Excess cash flow represents net income adjusted for (i) extraordinary gains or losses; (ii) depreciation, amortization and other non-cash charges; (iii) changes in working capital; (iv) changes in deferred revenues; (v) payments for capital expenditures; and (vi) repayment of indebtedness. dj Ortho had no excess cash flow at December 31, 2000 or 2001. In addition, the term loan is subject to mandatory prepayments in an amount equal to (a) 100% of the net cash proceeds of certain equity and debt issuances by dj Orthopedics, Inc., dj Ortho or any of its subsidiaries and (b) 100% of the net cash proceeds of certain asset sales or other dispositions of property by dj Orthopedics, Inc., dj Ortho or any of its subsidiaries, in each case subject to certain exceptions. No mandatory prepayments were required by dj Ortho at December 31, 2000 or 2001.

      Security; Guarantees. The obligations of dj Ortho under the Amended Bank Credit Facility are irrevocably guaranteed, jointly and severally, by dj Orthopedics, Inc., DJ Capital and future subsidiaries. In addition, the Amended Bank Credit Facility and the guarantees thereunder are secured by substantially all the assets of the Company.

      Covenants. The Amended Bank Credit Facility contains a number of covenants that, among other things, restrict the ability of dj Ortho and its subsidiaries to (i) dispose of assets; (ii) incur additional indebtedness; (iii) incur or guarantee obligations; (iv) prepay other indebtedness or amend other debt instruments; (v) pay dividends or make other distributions (except for certain tax distributions prior to the Reorganization); (vi) redeem or repurchase membership interests or capital stock, create liens on assets, make investments, loans or advances, make acquisitions; (vii) engage in mergers or consolidations; (viii) change the business conducted by dj Ortho and its subsidiaries; (ix) make capital expenditures; (x) or engage in certain transactions with affiliates and otherwise engage in certain activities. In addition, the Amended Bank Credit Facility requires dj Ortho and its subsidiaries to comply with specified financial ratios and tests, including a maximum consolidated leverage ratio test and a minimum consolidated interest coverage ratio test. The Amended Bank Credit Facility also contains provisions that prohibit any modifications of the Notes in any manner adverse to the lenders under the Amended Bank Credit Facility and that limit dj Ortho’s ability to refinance or otherwise prepay the Notes without the consent of such lenders. dj Ortho was in compliance with the covenants at December 31, 2000 and 2001.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Related Party Transactions and Transactions with Smith & Nephew

Transactions with JPMDJ Partners

      On June 30, 1999, DonJoy consummated a Recapitalization (see Note 6) pursuant to which JPMDJ Partners obtained a controlling interest in DonJoy. On June 28, 2000, JPMDJ Partners and certain members of management repurchased the remaining common units held by DonJoy’s Former Parent. In connection with an equity investment in June 2001, JPMDJ Partners and certain members of management purchased additional common units in DonJoy. In connection with these equity transactions, certain members of management financed their common unit purchases with full recourse promissory notes. See note 6, “Common and Preferred Stock.”

      In 2000, DonJoy paid J.P. Morgan Partners, an affiliate of JPMDJ Partners, $250,000 for providing financial advisory services in connection with financings and acquisitions, including providing the services of Charles T. Orsatti as one of its Board of Managers. The Company made a similar payment in 2001 to JPM Fairfield Partners, the managing member of JPMDJ Partners, upon consummation of its initial public offering. In connection with the initial public offering, the Company entered into a management consulting agreement with JPM Fairfield Partners providing for an annual payment of $250,000, but will terminate if Mr. Orsatti ceases to be a member of the Board of Directors of dj Orthopedics, Inc. or if JPMDJ Partners owns less than 5% of the outstanding common stock of dj Orthopedics, Inc.

Transactions with Former Parent

      Under the control of its Former Parent, the Company had numerous transactions with its Former Parent and its affiliates. There were no terms of settlement or interest charges associated with the account balance. The balance results from the Company’s former participation in the Former Parent’s central cash management program, wherein all the Company’s cash receipts were remitted to the Former Parent and all cash disbursements were funded by the Former Parent. An analysis of intercompany transactions follows (in thousands):

Year Ended
December 31, 1999

Net cash remitted to Former Parent	$(17,743)
Net intercompany sales	(112)
Share of Former Parent’s current income taxes	(134)
Corporate management expense allocations	3,159
Cash owed to Former Parent	1,002
I-Flow licensing agreement	800
Capital contribution	(38,865)
Direct charges:
Brand royalties	1,817
Payroll taxes and benefits	4,651
Direct legal expenses	67
Miscellaneous other administrative expenses	131

      Prior to the Recapitalization, the Former Parent and Smith & Nephew, plc provided certain management, financial, administrative and legal services to the Company. These expenses and all other central operating costs, were charged on the basis of direct usage when identifiable, with the remainder allocated among the Former Parent’s subsidiaries and divisions on the basis of their respective annual sales or percentage of capital employed.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Former Parent allocations consist of the following (in thousands):

Year Ended
December 31, 1999

Corporate managed accounts and new business	$195
Finance (risk management, treasury, audit, and taxes)	177
Human resources and payroll	147
Legal	128
Research and development	380
Corporate management expense	784
Bonus	467
Pension	267
Insurance	614

$3,159

Amounts included in:
Cost of goods sold	$495
Sales and marketing	94
General and administrative	2,553
Research and development	17

$3,159

      Also prior to the Recapitalization, the Company participated in the Former Parent’s corporate insurance programs for workers’ compensation, product and general liability. These charges were settled with the Former Parent, and thus, accruals for related liabilities, if any, were maintained by the Former Parent and are not reflected in the accompanying consolidated balance sheets at those dates.

6.     Common and Preferred Stock

      Before the Reorganization in 2001, DonJoy was authorized to issue up to 2,900,000 common units and up to 100,000 preferred units. As of December 31, 2000, 793,890 common units and 44,405 redeemable preferred units were issued and outstanding. In connection with the Reorganization in 2001, 885,633 common units of DonJoy were converted to common stock at an exchange ratio of 10.812 shares for each unit, for a total of 9,575,459 shares of common stock and 44,405 redeemable preferred units of DonJoy were exchanged for $47.3 million in cash, representing their liquidation value plus accrued and unpaid distributions as of the Reorganization date, and 480,107 shares of common stock based on the exchange ratio of 10.812 shares for each unit. Prior to the Reorganization, the redeemable preferred units accrued a cumulative quarterly preferred return at a fixed rate of 14.0% per annum, subject to increase to 16.0% per annum upon the occurrence of certain events of non-compliance. Total dividends for the year ended December 31, 2000 and 2001 were $5.3 and $5.7 million, respectively.

      Additionally, we issued 7,800,000 shares of common stock in the initial public offering. We received proceeds of $118.8 million from our initial public offering in November 2001, net of $13.8 million in related costs. At December 31, 2001, we had a total of 17,855,566 shares of common stock outstanding.

1999 Recapitalization

      On June 30, 1999, DonJoy consummated a $215.3 million recapitalization (the “Recapitalization”). In the Recapitalization, new investors, including JPMDJ Partners and affiliates of JPMDJ Partners, invested new dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

capital of $94.6 million in DonJoy, of which $64.6 million was for common units and $30.0 million for preferred units. In addition, certain members of management invested net equity of $0.4 million, by purchasing $1.8 million in equity which was financed in part by $1.4 million in interest-bearing, full recourse loans from DonJoy. The Former Parent retained 54,000 common units, which represented approximately 7.1% of total units in DonJoy then outstanding. In connection with the recapitalization transactions, DonJoy established dj Ortho and DJ Orthopedics Capital Corporation. DonJoy sold all of its net assets including its shares of its wholly owned Mexican subsidiary to dj Ortho for cash, which was funded with the net proceeds of $100.0 million of 12 5/8% Senior Subordinated Notes issued by dj Ortho and DJ Capital, as co-issuers, and the remainder by funds borrowed by dj Ortho under a bank credit facility.

      The proceeds of the equity investment together with $113.5 million of net proceeds from debt financing were used for approximately $199.1 million of consideration paid to redeem 92.9% of members’ equity from the Former Parent, and approximately $8.8 million of costs and fees paid in association with the Recapitalization.

      Since the Former Parent’s retained ownership interest following the recapitalization was above 5%, in accordance with Staff Accounting Bulletin No. 54, the debt and equity transactions were accounted for using historical values (referred to as recap accounting) and the new investors’ higher basis in the Company’s net assets was not pushed-down to the Company’s separate financial statements. The recap accounting resulted in $136.7 million reduction to retained earnings because the cost of redeeming the Former Parents’ 2,000,000 units exceeded their historical issue price of $62.4 million.

      In connection with the Recapitalization, the Company incurred costs and fees of $8.8 million, $5.9 million for the Notes, $1.4 million for the bank credit facility and $1.5 million for transaction fees and expenses related to equity. Of the $8.8 million, $6.6 million ($4.5 million net of accumulated amortization) has been capitalized in the accompanying balance sheet as of December 31, 2001. The Company also recorded an extraordinary charge of $1.1 million to debt issuance costs in the fourth quarter of 2001 following the redemption of a portion of the senior subordinated notes with a portion of the net proceeds from the initial public offering. The remaining $1.5 million for transaction fees and expenses has been recorded as a reduction to stockholders’/ members’ equity (deficit) transaction fees and expenses as of December 31,1999. The capitalized debt fees are being amortized over the term of the related debt.

Other Equity Transactions

      In connection with a unit purchase agreement dated as of June 28, 2000, the Former Parent sold its remaining interest of 54,000 common units in DonJoy to JPMDJ Partners and certain members of management for $5.9 million. JPMDJ Partners purchased 52,495 common units for a total consideration of $5.7 million and the members of management purchased the remaining 1,505 units for a total consideration of $0.2 million, substantially all of which was financed by dj Orthopedics and evidenced by full recourse promissory notes. As a result of this transaction, Smith & Nephew, Inc. is no longer a related party; accordingly, the Company no longer reflects its transactions with Smith & Nephew, Inc. separately as transactions with an affiliate in its consolidated financial statements.

      In connection with the unit purchase agreement, dj Orthopedics agreed to amend and restate the promissory notes originally issued by the certain members of management in connection with the Recapitalization. The principal amount of each amended and restated note was equal to the sum of outstanding principal on the original notes and any accrued and unpaid interest on the notes. In addition to increasing the rate of interest payable on the notes from 5.30% to 6.62% per annum, the amended and restated notes permit the certain members of management to increase the principal amount due under the note by the amount of a scheduled interest payment (the “PIK Option”). If a certain member of management elects the PIK Option, the principal amount of his note is increased by the amount of the scheduled interest payment and interest dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

then accrues on the principal amount of the note as so increased. The amended and restated notes mature in 2007.

      In connection with the Orthotech Acquisition, gross proceeds of $8.3 million from the sale of common units were received through the issuance of 73,775 common units to JPMDJ Partners for gross proceeds of $8.0 million and the issuance of 2,115 common units to certain members of management for gross proceeds of $231,000 (of which $174,000 was paid for through the issuance of full recourse promissory notes by the management members). Gross proceeds of $3.6 million from the sale of 4,221 Redeemable Preferred Units were received from existing Redeemable Preferred Unit holders of which the net proceeds totaled $3.4 million (excluding preferred unit fees).

      In connection with an equity investment in June 2001, DonJoy sold in a private placement 89,186 common units to JPMDJ Partners for gross proceeds of $9.7 million and 2,557 common units to certain members of management for gross proceeds of $0.3 million (of which $0.2 million was paid for through the issuance of full recourse promissory notes to DonJoy).

Stock Options

1999 Option Plan

      Under our Fifth Amended and Restated 1999 Option Plan (the “1999 Option Plan”), 1,933,174 common shares have been reserved for issuance upon exercise of options granted under the plan. The plan is administered by the Compensation Committee appointed from time to time by the Board of Directors. The plan will expire on August 19, 2015 unless we terminate it before that date. The plan provides for the grant of nonqualified options to officers, directors and employees of, and consultants and advisors to, dj Orthopedics, Inc.

      Options will be granted in amounts to be agreed upon by the Compensation Committee. Options will generally vest either:

•	25% beginning on June 30, 2000 and thereafter ratably over a 3 year period for those options granted on June 30, 2000 (Tier I), or

•	25% at the end of 1 year from the date of the grant and the balance vesting ratably thereafter for all options granted after June 30, 2000 (Tier I), or

•	Tier II and III options which cliff vest on December 31, 2007; however, accelerated vesting can be achieved upon completion of certain events, or

•	Time-vested based upon achievement of certain sales targets.

      We have granted options to purchase an aggregate of 1,885,989 shares of common stock under the 1999 Option Plan of which approximately 48% are time-vesting options and approximately 52% are event-vesting options. As of December 31, 2000 and 2001, 152,517 and 728,488 shares, respectively, issued under the 1999 Option Plan were exercisable and 336,935 shares were available for future grant under the 1999 Option Plan as of December 31, 2000. No future options will be granted under the 1999 Option Plan, and all shares of common stock which would otherwise have been available for issuance under the 1999 Option Plan will be available for issuance under the 2001 Omnibus Plan described below. In connection with the initial public offering, all the Tier II options vested in accordance with their terms.

2001 Omnibus Plan

      The 2001 Omnibus plan provides for awards of stock options, stock appreciation rights, performance awards, restricted stock, restricted stock units, stock bonuses, stock unit awards and cash bonuses to key personnel, including consultants and advisors. Except as hereafter described and subject to equitable dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adjustments to reflect certain corporate events, the maximum number of shares of our common stock with respect to which awards may be granted under the Omnibus Plan is 3,800,000. On each January 1, commencing with January 1, 2003, the number of shares of common stock available for issuance under the Omnibus Plan will be automatically increased by a number of shares equal to 1% of the number of shares of common stock outstanding on the previous December 31. In addition, shares of common stock not subject to options granted under the 1999 Option Plan or subject to awards that are forfeited, terminated, canceled or settled without the delivery of common stock under the Omnibus Plan and the 1999 Option Plan will increase the number of shares available for awards under the Omnibus Plan. Also, shares tendered to dj Orthopedics, Inc. in satisfaction or partial satisfaction of the exercise price of any award under the Omnibus Plan or the 1999 Option Plan will increase the number of shares available for awards under the Omnibus Plan to the extent permitted by Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The Omnibus Plan is administered by our Compensation Committee which has the sole and complete authority to grant awards under the Omnibus Plan to eligible employees and officers of, and consultants and advisors to, dj Orthopedics, Inc. and its subsidiaries. At December 31, 2001, options to purchase 123,900 shares had been granted, none of which were exercisable and 3,723,285 shares were available for future grant under the Omnibus Plan.

2001 Non-Employee Director’s Stock Option Plan

      We have adopted the dj Orthopedics, Inc. 2001 Non-Employee Directors’ Stock Option Plan. Each of our directors who is not our employee or the employee of any of our subsidiaries and who was not initially elected to the board of directors, and was not our employee or the employee of any of our subsidiaries, within the previous 12 months will, immediately following each annual stockholders meeting, commencing with the annual meeting in 2003, automatically receive an annual grant of options to purchase 15,000 shares of our common stock at an exercise price equal to 100% of the fair market value of our common stock at the date of grant of the option. Except as discussed below, each non-employee director, upon initially joining our board of directors, will also receive under the plan an initial grant of options to purchase 15,000 shares of our common stock (30,000 shares if such director joins the Board of Directors prior to November 15, 2002) at an exercise price equal to 100% of the fair market value of the common stock as of such date. A total of 1,500,000 shares of our common stock have been reserved for issuance under the plan. Options granted under the plan will vest ratably over a three-year period, commencing on the first anniversary of the date of grant. No options had been granted under the Plan at December 31, 2001.

      A director and former director have also received a one-time grant of a right to purchase 21,624 shares of our common stock at an exercise price equal to the fair market value at the time of exercise.

Employee Stock Purchase Plan

      The Employee Stock Purchase Plan provides for the issuance of up to 1,000,000 shares of our common stock. During each purchase period eligible employees may designate between 1% and 15% of their cash compensation, subject to certain limitations, to be deducted from their compensation for the purchase of Common Stock under the Plan. The purchase price of the shares under the Plan is equal to 85% of the lesser of the fair market value per share on the first day of each twenty-four month offering period or the last day of each six-month purchase period during the offering period. On January 1 of each year, commencing with January 1, 2003, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 1.0% of our outstanding shares on December 31 of the preceding year. Our Board of Directors or the Compensation Committee may reduce the amount of the increase in any particular year. The aggregate number of shares reserved for issuance under the Employee Stock Purchase Plan may not exceed 5,000,000 shares.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes option activity through December 31, 2001:

			Weighted
			Average
			Exercise
	Number of	Price	Price per
	Shares	per Share	Share

Outstanding as of December 31, 1998	—	$—	$—
Granted	1,302,975	$9.25	$9.25
Exercised	—	—	—
Cancelled	—	—	—

Outstanding as of December 31, 1999	1,302,975	$9.25	$9.25
Granted	306,283	$9.25-$10.08	$9.61
Exercised	—	—	—
Cancelled	(13,019)	$9.25	$9.25

Outstanding as of December 31, 2000	1,596,239	$9.25-$10.08	$9.32
Granted	607,142	$9.25-$17.00	$14.34
Exercised	—	—	—
Cancelled	(193,492)	$9.25-$10.08	$9.39

Outstanding at December 31, 2001	2,009,889	$9.25-$17.00	$12.36

      The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable

				Number
	Number	Weighted		Exercisable
	Outstanding as	Average	Weighted	as of	Weighted
	of December 31,	Remaining Life	Average	December 31,	Average
Range of Exercise Prices	2001	in Years	Exercise Price	2001	Exercise Price

$9.25	1,313,763	12.62	$9.25	606,805	$9.25
$10.08	100,552	13.55	$10.08	36,869	$10.08
$13.28	20,000	4.93	$13.28	0	N/A
$13.60	300,467	14.28	$13.60	81,570	$13.60
$16.00	171,207	14.83	$16.00	3,244	$16.00
$17.00	103,900	1.29	$17.00	0	N/A

      Pro forma information regarding net income is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using the Black-Scholes valuation model for option pricing with the following assumptions for 1999, 2000 and 2001: a risk-free interest rate of 6.25%, 6.25% and 5.5%, respectively; a dividend yield of zero; volatility factors of the expected market price of the Company’s common stock of 70% and a weighted average life of the option of four years.

      Option valuation models require the input of highly subjective assumptions. Because the Company’s employee options have characteristics significantly different for those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee options.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For purposes of adjusted pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company’s pro forma information is as follows for the years ended December 31 (in thousands):

	1999	2000	2001

Adjusted pro forma net income	$6,569	$3,979	$54,791
Basic pro forma net income per share	N/A	N/A	$5.17
Diluted pro forma net income per share	N/A	N/A	$5.05

      The pro forma effect on net income is not necessarily indicative of potential pro forma effects on results for future years. The weighted average fair value of options granted during 1999, 2000 and 2001 was $5.25, $5.68 and $7.02 per share, respectively.

7.     Income Taxes

      In connection with the Reorganization on November 20, 2001, the Company became a corporation and subject to U.S. federal, state, and foreign income taxes on its earnings after that date. For 2001, of the Company’s income before income taxes, $0.2 million was attributable to operations for the period following the Reorganization. The extraordinary item of $2.8 million is presented net of $1.9 million of tax benefit. The deferred tax benefit of $54.2 million resulted from future tax benefits related to the difference in the book and tax basis of the assets of dj Orthopedics at the time of the Reorganization.

      The benefit (provision) for income taxes on income before extraordinary items is as follows:

Year Ended
December 31,
2001

Current
Federal	$—
State	—

—
Deferred
Federal	$55
State	24

$79
Income Tax Expense (Benefit)	$79

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2001 are as follows:

December 31,
2001

Deferred tax assets
Goodwill for tax purposes	$49,108
Accrued expenses	1,403
Allowance for bad debts	3,482
Net operating loss	1,841
Other, net	1,475

Total deferred tax assets	57,309
Deferred tax liabilities
Fixed assets	(1,273)

$56,036

      The reconciliation of income tax attributable to income before the benefit (provision) for income taxes at the U.S. federal statutory rate to income tax expense is as follows:

December 31,
2001

Pre-tax book income	$5,201
Less: Pre-Reorganization book income	(5,031)

Post Reorganization pre-tax income	170
Statutory rate	58
State income tax net of federal benefit	12
Other	9

$79

      Our Former Parent files a consolidated federal income tax return which includes all of its eligible subsidiaries and divisions, which included us prior to our 1999 recapitalization (see note 6). The provision for 1999 income taxes has been presented assuming we had filed a separate federal income tax return. The recapitalization had no impact on the historical basis of our assets and liabilities as reflected in our consolidated financial statements. However, as a result of the recapitalization, for federal income tax purposes, we recorded an increase in the tax basis of our fixed and intangible assets in an amount approximately equal to the taxable gain recognized by Smith & Nephew on the sale of its interest in us. As a result, after the recapitalization, for tax purposes we are able to depreciate assets with a higher tax basis than for financial reporting purposes. The increase in tax basis as of December 31, 1999 was as follows (in thousands):

Inventory	$3,670
Property, plant & equipment	4,145
Goodwill	130,543

$138,358

      The Orthotech acquisition also resulted in an increase in the tax basis due to the fixed and intangible assets acquired. The increase in tax basis due to the Orthotech acquisition is equal to the amounts we recorded under purchase accounting. See note 2 of the notes to our consolidated financial statements.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Prior to our June 30, 1999 recapitalization, our results of operations were included in the consolidated federal income tax returns that Smith & Nephew filed in the United States and our historical financial statements for 1999 reflect a provision for income taxes assuming that DonJoy had filed a separate federal income tax return. As limited liability companies, DonJoy, L.L.C. and dj Ortho were not subject to income taxes following the recapitalization. Instead, DonJoy, L.L.C.’s earnings following the recapitalization were allocated to its members and included in the taxable income of its members. The indenture governing our senior subordinated notes and the bank credit facility permitted dj Ortho to make distributions to DonJoy, L.L.C. in certain amounts to allow DonJoy, L.L.C. to make distributions to its members to pay income taxes in respect of their allocable share of taxable income.

8.     Segment and Related Information

      dj Ortho has two reportable segments as defined by Financial Accounting Standards Board SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. dj Ortho’s reportable segments are business units that offer different products that are managed separately because each business requires different technology and marketing strategies. The rigid knee bracing segment designs, manufactures and sells rigid framed ligament and osteoarthritis knee braces and post-operative splints. The soft goods segment designs, manufactures and sells fabric, neoprene and Drytex® based products for the knee, ankle, shoulder, back and wrist. dj Ortho’s other operating segments are included in specialty and other complementary orthopedic products. None of the other segments met any of the quantitative thresholds for determining reportable segments, including our recently introduced line of surgical products. Information regarding industry segments is as follows (in thousands):

	Years Ended December 31,

	1999	2000	2001

Net revenues:
Rigid knee bracing	$52,953	$58,115	$64,636
Soft goods	38,606	51,412	62,327

Net revenues for reportable segments	91,559	109,527	126,963
Specialty and other complementary orthopedic products	21,344	29,647	37,349
Freight revenue	3,515	4,412	4,858

Total consolidated net revenues	$116,418	$143,586	$169,170

Gross profit:
Rigid knee bracing	$37,994	$41,189	$46,079
Soft goods	18,723	24,662	27,001

Gross profit for reportable segments	56,717	65,851	73,080
Specialty and other complementary orthopedic products	9,447	16,635	20,866
Freight revenue	3,515	4,412	4,858
Brand royalties	(1,817)	—	—
Other cost of goods sold	(3,188)	(3,490)	(1,522)

Total consolidated gross profit	$64,674	$83,408	$97,282

      The accounting policies of the reportable segments are the same as those described in the basis of presentation. dj Ortho allocates resources and evaluates the performance of segments based on gross profit and therefore has not disclosed certain other items, such as interest, depreciation and amortization by segment as permitted by SFAS No. 131. Intersegment sales were not significant for any period.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the years ended December 31, 1999, 2000 and 2001, dj Ortho had no individual customer or distributor within a segment which accounted for more than 10% or more of total annual revenues.

      Assets allocated in foreign countries were not significant. Net revenues to customers, attributed to countries based on the location of the customer, were as follows (in thousands):

	Years Ended December 31,

	1999	2000	2001

United States	$95,022	$121,125	$146,198
Europe	11,473	11,124	11,047
Other countries	6,408	6,925	7,067
Freight revenue	3,515	4,412	4,858

Total consolidated net revenues	$116,418	$143,586	$169,170

      dj Ortho does not allocate assets to reportable segments because all property and equipment are shared by all segments of dj Ortho.

9.	Condensed Consolidating Financial Information

      dj Ortho is a wholly owned operating subsidiary of dj Orthopedics, Inc. and represents substantially all of the revenues and net income of dj Orthopedics, Inc., which has no independent assets or operations. DJ Capital is a wholly owned subsidiary of dj Ortho, has no independent assets or operations and was formed solely for the purpose of being a co-issuer of the senior subordinated notes. As discussed in Note 4 above, dj Ortho’s obligations under the senior subordinated notes are guaranteed by dj Orthopedics, Inc. This guarantee and any guarantee by a future parent or wholly owned subsidiary guarantor, is full and unconditional. dj Ortho and DJ Capital comprise all the direct and indirect subsidiaries of dj Orthopedics, Inc. (other than minor foreign subsidiaries). We have concluded that separate financial statements of dj Orthopedics, Inc., dj Ortho and DJ Capital are not required to be filed as separate reports under the Securities Exchange Act of 1934. The senior subordinated notes and the Amended Bank Credit Facility contain certain covenants restricting the ability of dj Ortho and DJ Capital to, among other things, pay dividends or make other distributions (other than certain tax distributions) or loans or advances to dj Orthopedics, Inc. unless certain financial tests are satisfied in the case of the indenture or the consent of the lenders is obtained in the case of the bank credit facility. The indenture governing the senior subordinated notes and the bank credit facility permit dj Ortho to make distributions to dj Orthopedics, Inc. in amounts required for dj Orthopedics, Inc. to pay federal, state and local income taxes to the extent such income taxes are attributable to the income of dj Ortho and its subsidiaries. The restricted net assets of dj Orthopedics, Inc.’s consolidated subsidiaries were $115 million at December 31, 2001.

10.	Commitments and Contingencies

      The Company is obligated under various noncancellable operating leases for land, buildings, equipment, vehicles and office space through February 2008. Certain of the leases provide that dj Ortho pay all or a portion of taxes, maintenance, insurance and other operating expenses, and certain of the rents are subject to adjustment for changes as determined by certain consumer price indices and exchange rates. In connection with the Recapitalization, the Company entered into a subleasing agreement with Smith & Nephew for its Vista facility. dj Orthopedics, Inc. has guaranteed the payment of rent and other amounts owed under the sublease.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Minimum annual lease commitments for noncancellable operating leases as of December 31, 2001 are as follows (in thousands):

2002	$2,739
2003	2,678
2004	2,293
2005	2,233
2006	2,111
2007 and thereafter	1,948

$14,002

      Aggregate rent expense was approximately $2.7 million, $3.2 million and $3.6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

License Agreements and Minimum Purchase Requirements

      In 1998, the Company entered into an exclusive license agreement with IZEX Technologies, Incorporated (IZEX) to acquire the intellectual property rights and to retain IZEX to consult on the design and development of an advanced rehabilitation bracing system. Under the license, the Company also has the worldwide exclusive rights to manufacture, use and sell developed products. At December 31, 2001, $1.3 million is included in net intangible assets (patented technology) in the accompanying balance sheet.

      In 1999, the Company entered into an agreement, which was subsequently amended, with I-Flow Corporation (“I-Flow”) for the exclusive North American distribution rights for the PainBuster® Pain Management System manufactured by I-Flow for use after orthopedic surgical procedures. The license payment of $2.0 million was capitalized during 1999 and is being amortized over 5 years. In addition, the Company purchased $2.8 million and $2.5 million in I-Flow product during 2000 and 2001, respectively.

      In 2000, the Company entered into an agreement, which was subsequently amended, with IMD b.v. (“IMD”) for the exclusive U.S. distribution rights to our bone growth stimulator product, OrthoPulseTM. If final FDA approval of this product is obtained, which is not expected until at least the fourth quarter of 2002, the Company will be required to make a $2.0 million payment to IMD. The contract also calls for minimum purchases of inventory over 2002 and 2003, which is not dependent on the final FDA decision on the PMA for OrthoPulseTM. We recorded $0.8 million and $0.5 million in inventory payments in 2000 and 2001, respectively, as advances on our future inventory commitments to IMD and made a $0.5 million investment in IMD (which represents a 5% ownership in the company) in 2001.

      In 2001, the Company agreed upon certain terms to be included in an agreement with Australian Surgical Design and Manufacture Pty Limited (“ASDM”) for the exclusive U.S. distribution rights to the intellectual property, design, manufacture and distribution of the ASDM Knee for a minimum period of 5 years. The Company has agreed to use its best efforts to achieve purchase targets of approximately 7.0 million and 8.3 million Australian dollars in 2002 and 2003, respectively, along with the minimum purchase of 50 instrument sets of the ASDM Knee for each respective year, with minimum purchase obligations to be mutually agreed upon in 2004 through 2006.

Contingencies

      Several class action complaints alleging violations of the federal securities laws in connection with our November 15, 2001 initial public offering were filed in the United States District Courts for the Southern District of New York and for the Southern District of California on behalf of purchasers of our common stock.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We are named as a defendant along with Leslie H. Cross, our President and Chief Executive Officer, Cyril Talbot III, our Senior Vice President, Finance, Chief Financial Officer, and Secretary, Charles T. Orsatti, Chairman of our Board of Directors, and the Underwriters of our initial public offering. The complaints seek unspecified damages and allege that defendants violated Sections 11, 12, and 15 of the Securities Act of 1933 by, among other things, misrepresenting and/or failing to disclose material facts in connection with our registration statement and prospectus for the initial public offering. On February 25, 2002, plaintiffs agreed to dismiss the New York actions without prejudice. On February 28, 2002, a federal district court judge consolidated the Southern District of California actions into a single action, In re DJ Orthopedics, Inc., Securities Litigation Case No. 01-CV-2238-K (LSP) (S.D. Cal.), and appointed Oracle Partners, L.P. as lead plaintiff. We believe the claims are without merit and intend to defend the action vigorously. However, there can be no assurance that the Company will succeed in defending or settling this action. Additionally, there can be no assurance that the action will not have a material adverse effect on the Company’s business.

      On February 13, 2002, the Company filed a complaint in the United States District Court, Southern District of California, Case No. 02-CV-0279-K (LAB) against medi Bayreuth and medi UK, Ltd, the Company’s former distributors in Germany and the United Kingdom, respectively, alleging breach of contract, unfair competition and patent infringement resulting from the termination of the Company’s distributorship arrangements with them. The lawsuit presently is in the discovery phase. The Company anticipates defendants medi Bayreuth and medi UK will soon file counterclaims against the Company. The Company intends to vigorously prosecute this litigation and to vigorously defend any counterclaims which these entities might bring against us. There can be no assurance that the Company will be successful in this litigation.

      The Company from time to time is involved in lawsuits arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defense, insurance and/or provided adequate accruals for related costs. The Company is not aware of any additional pending lawsuits that could have a material adverse effect on the Company’s business, financial condition and results of operations.

11.	Employee Benefit Plan

      Prior to the Recapitalization, substantially all of the Company’s employees participated in a defined benefit pension plan sponsored by the Former Parent. Benefits related to this plan were computed using formulas which were generally based on age and years of service. Aggregate pension prepayments and liabilities related to this plan are recorded by the Former Parent. Pension expense allocated (based on relative participation) to the Company related to this plan was as follows (in thousands):

Year Ended
December 31, 1999

Service costs	$242
Interest costs	25

Total pension expense allocated	$267

      dj Orthopedics, Inc. has a qualified 401(k) profit-sharing plan covering substantially all of its U.S. employees. The Company matches dollar for dollar the first $500, then matches at a 30 percent rate, employee contributions up to 6 percent of total compensation. The Company’s matching contributions related to this plan were $0.3 million, $0.4 million and $0.5 million for the years ended December 31, 1999, 2000 and 2001, respectively. The plan also provides for discretionary Company contributions (employee profit sharing) which began on June 30, 1999 as approved by the Board of Directors. There were no discretionary contributions for the years ended December 31, 2000 and 2001. The 401(k) plan is administered by Fidelity Investments Institutional Services Company, Inc.

dj Orthopedics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Discontinued Acquisition Costs

      In October 2000, the Company decided to discontinue its pursuit of a potential acquisition. Costs incurred related to this terminated acquisition were expensed in 2000 in the amount of $0.4 million.

13.	Quarterly Results (Unaudited)

      The following table summarizes certain of our operating results by quarter for 2000 and 2001:

	Year Ended December 31, 2000

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year

	(In thousands, except per share data)
Net revenues	$31,881	$30,432	$39,873	$41,400	$143,586
Gross profit	18,997	18,111	22,028	24,272	83,408
Income from operations	5,809	5,386	4,583	6,351	22,129
Income before extraordinary items	2,123	1,716	42	1,278	5,159
Net income	$2,123	$1,716	$42	$1,278	$5,159
Number of operating days	65	63	63	61	252

	Year Ended December 31, 2001

	First	Second	Third	Fourth		Total
	Quarter	Quarter	Quarter	Quarter		Year

	(In thousands, except per share data)
Net revenues	$40,295	$42,988	$44,078	$41,809		$169,170
Gross profit	23,528	25,075	24,902	23,777		97,282
Income from operations	5,994	5,731	6,036	4,828		22,589
Income before extraordinary items	1,303	1,259	1,728	55,001	(2)	59,291
Net income(1)	$1,303	$1,259	$1,728	$52,200	(2)	$56,490
Number of operating days	64	63	63	62		252

(1)	Due to the Reorganization and its impact on the financial statements, earnings per share information is not presented as it would not be meaningful.

(2)	Includes a deferred tax benefit of $54,169 due to the Reorganization.

DJ ORTHOPEDICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	June 29,
	2001	2002

	(In thousands, except share
	and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$25,814	$23,312
Accounts receivable, net of provision for contractual allowances and doubtful accounts of $8,741 and $16,609 at December 31, 2001 and June 29, 2002, respectively	45,176	44,059
Inventories, net	25,139	23,287
Deferred tax asset, current portion	6,350	6,350
Other current assets	4,285	2,097

Total current assets	106,764	99,105
Property, plant and equipment, net	15,343	15,254
Goodwill	55,498	55,498
Intangible assets, net	15,090	14,985
Debt issuance costs, net	4,501	4,111
Deferred tax asset	49,686	52,243
Other assets	1,040	980

Total assets	$247,922	$242,176

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,825	$6,713
Accrued compensation	2,090	3,316
Accrued commissions	1,218	1,516
Long-term debt, current portion	1,274	1,274
Accrued interest	386	539
Other accrued liabilities	8,075	7,487

Total current liabilities	22,868	20,845
12 5/8% Senior Subordinated Notes	73,848	73,926
Long-term debt, less current portion	35,812	35,177
Minority interest	154	205
Stockholders’ equity:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued and outstanding at December 31, 2001 and June 29, 2002	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized, 17,855,566 shares issued and outstanding at December 31, 2001 and June 29, 2002	179	179
Additional paid-in-capital	65,642	65,347
Notes receivable from officers	(2,082)	(2,185)
Accumulated other comprehensive income (loss)	(110)	480
Retained earnings	51,611	48,202

Total stockholders’ equity	115,240	112,023

Total liabilities and stockholders’ equity	$247,922	$242,176

See accompanying notes.

DJ ORTHOPEDICS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended

	June 30,	June 29,
	2001	2002

	(In thousands, except
	per share data)
Net revenues	$83,283	$90,148
Costs of goods sold (Note 3)	34,680	39,507

Gross profit	48,603	50,641
Operating expenses:
Sales and marketing (Note 3)	23,514	32,822
General and administrative	12,064	13,874
Research and development	1,300	1,227
Impairment of long-lived assets (Note 5)	—	1,918

Total operating expenses	36,878	49,841

Income (loss) from operations	11,725	800
Interest expense and other, net	(9,163)	(6,125)

Income (loss) before income taxes	2,562	(5,325)
Benefit for income taxes	—	1,916

Net income (loss)	2,562	(3,409)
Less: Preferred unit dividends and accretion of preferred unit fees	(3,106)	—

Net loss available to common stockholders	$(544)	$(3,409)

Basic and diluted net loss per share	N/A	$(0.19)

Basic and diluted weighted average shares outstanding used to calculate per share information	N/A	17,856

For the required information related to the pro forma impact of income taxes on net loss per share, see Note 1.

See accompanying notes.

DJ ORTHOPEDICS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended

	June 30,	June 29,
	2001	2002

	(In thousands)
Operating activities
Net income (loss)	$2,562	$(3,409)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for contractual allowances and doubtful accounts	4,789	6,889
Provision for excess and obsolete inventories	159	1,481
Provision for impairment of long-lived assets	—	1,918
Depreciation and amortization	4,638	3,629
Amortization of debt issuance costs and discount on Senior Subordinated Notes	563	468
Other non-cash adjustments	348	73
Changes in operating assets and liabilities, net	(11,877)	(8,349)

Net cash provided by operating activities	1,182	2,700

Investing activities
Purchases of property, plant and equipment	(3,481)	(2,361)
Proceeds from the sale of property, plant and equipment	—	226
Purchase of intangible assets	(750)	(2,765)
Investment in Alaron	(125)	—
Other assets, net	(545)	60

Net cash used in investing activities	(4,901)	(4,840)

Financing activities
Repayment of long-term debt	(5,638)	(635)
Net proceeds from issuance of equity securities	9,564	—
Additional costs related to initial public offering	—	(317)
Distributions to preferred unit holders	(200)	—

Net cash (used in) provided by financing activities	3,726	(952)
Effect of exchange rate changes on cash	(133)	590

Net decrease in cash and cash equivalents	(126)	(2,502)
Cash and cash equivalents at beginning of period	4,106	25,814

Cash and cash equivalents at end of period	$3,980	$23,312

See accompanying notes.

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1.     General

Business and Organization

      dj Orthopedics, Inc. (“dj Orthopedics”), through its subsidiary dj Orthopedics, LLC (“dj Ortho”) and dj Ortho’s subsidiaries (collectively, the “Company”), is a global designer, manufacturer and marketer of products for the orthopedic sports medicine market. dj Orthopedics was incorporated in Delaware in August 2001. dj Orthopedics is the successor to DonJoy, L.L.C. (“DonJoy”), which, prior to June 30, 1999, was wholly owned by Smith & Nephew, Inc. (Smith & Nephew), a wholly owned subsidiary of Smith & Nephew plc., a United Kingdom company. On June 30, 1999, DonJoy consummated a recapitalization pursuant to which J.P. Morgan DJ Partners, LLC, formerly Chase DJ Partners, LLC (JPMDJ Partners), obtained a controlling interest in DonJoy. Concurrently with the completion of dj Orthopedics’ initial public offering on November 20, 2001, DonJoy merged with and into dj Orthopedics through a series of transactions, referred to herein as the “Reorganization”. As a result of the foregoing transactions, dj Ortho became a wholly owned subsidiary of dj Orthopedics.

      Effective January 1, 2002, the Company commenced direct distribution of its products in Germany and the United Kingdom through its two new wholly owned subsidiaries, dj Orthopedics Deutschland GmbH (“dj Germany”) and dj Orthopaedics UK Ltd (“dj UK”). dj Germany and dj UK replaced third-party distributors in those countries. Effective May 7, 2002, the Company commenced direct distribution of its products in Canada through its wholly owned subsidiary, dj Ortho, Canada Inc. (“dj Canada”), replacing the Smith & Nephew sales organization, which previously distributed the Company’s products in Canada.

Basis of Presentation

      The accompanying unaudited consolidated financial statements for the six months ended June 30, 2001 and June 29, 2002, respectively, have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements of dj Orthopedics and the notes thereto included in dj Orthopedics’ Annual Report on Form 10-K for the year ended December 31, 2001. The accompanying unaudited consolidated financial statements at and for the six months ended June 30, 2001 and June 29, 2002, respectively, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of normal recurring accruals and the adjustments described in Notes 3 and 5) which, in the opinion of management, are necessary for a fair presentation of the financial position, operating results and cash flows for the interim date and interim periods presented. Results for the interim period ended June 29, 2002 are not necessarily indicative of the results to be achieved for the entire year or future periods.

      The accompanying consolidated financial statements present the historical financial position and results of operations of dj Orthopedics and include the accounts of dj Ortho, the accounts of dj Ortho’s wholly owned subsidiaries, dj Orthopedics Development Corporation (“dj Development”) and DJ Orthopedics Capital Corporation (“DJ Capital”), the accounts of dj Ortho’s wholly owned Mexican subsidiary that manufactures a portion of dj Ortho’s products under Mexico’s maquiladora program, the accounts of dj Ortho’s wholly owned subsidiaries in Canada, Germany and the United Kingdom, and the accounts of dj Ortho’s majority owned subsidiary in Australia (formed March 2001). All intercompany accounts and transactions have been eliminated in consolidation. Minority interest at June 29, 2002 represents the minority stockholders’ proportionate share of the net assets of dj Australia.

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about the future that affect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, usage and recoverability of inventory and long-lived assets and incurrence of contractual allowances, returns and warranty and rebate costs. Actual results could differ from those estimates.

      The Company’s fiscal year ends on December 31. Each quarter consists of one five-week and two four-week periods.

Per Share Information

      Earnings per share are computed in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings Per Share. Basic earnings per share are computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of weighted average common share equivalents potentially issuable upon the exercise of stock options. For purposes of computing diluted earnings per share, weighted average common share equivalents (computed using the treasury stock method) do not include stock options with an exercise price that exceeds the average fair market value of the Company’s common stock during the periods presented. For the six months ended June 29, 2002, all stock options had exercise prices which exceeded the average fair market value of the Company’s common stock for these periods presented and were therefore excluded from the computation.

Pro Forma Income Taxes and Pro Forma Per Share Information

      The pro forma income tax expense and the calculations for pro forma per share information reflect the Company’s operations for the six-month periods ended June 30, 2001 as if the Reorganization occurred as of the beginning of 2001. Pro forma income tax expense represents the charge based on the Company’s operating results for the six-month periods ended June 30, 2001 as if the Company were a corporation from the beginning of 2001, using an estimated combined worldwide effective tax rate of 40.0%. The pro forma basic and diluted per share information is computed based on the weighted average number of shares of common stock outstanding for the six-month periods ended June 30, 2001. For comparative purposes, the 7,800,000 shares of common stock issued as part of the Company’s initial public offering have been included in the weighted averaged number of shares outstanding for the six months ended June 30, 2001, as if the shares were outstanding for the entire periods. Basic and diluted shares used for the calculation of pro forma earnings per share were the same due to the net loss position of the Company for the six months ended June 30, 2001

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

since all weighted average common share equivalents were antidilutive. The following table presents the information referenced above (in thousands, except per share amounts):

Six Months
Ended
June 30,
2001

Income before income taxes	$2,562
Pro forma provision for income taxes	(1,025)

Pro forma net income	1,537
Less: Preferred unit dividends and accretion of preferred unit fees	(3,106)

Pro forma net loss available to common stockholders/members	$(1,569)

Basic and diluted pro forma net loss per share available to common stockholders	$(0.09)

Basic and diluted weighted average common shares outstanding used in pro forma net loss per share computations	16,905

Foreign Currency Translation

      The financial statements of the Company’s international operations, where the local currency is the functional currency, are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and recorded as a separate component of consolidated stockholders’ equity.

Recently Issued Accounting Standards

      In June 2001, the FASB issued SFAS Nos. 141 and 142, Business Combinations and Goodwill and Other Intangible Assets. SFAS 141 replaces prior accounting standards and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment write-off approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. In addition, SFAS 142 requires the completion of a transitional impairment test within six months of adoption, with any impairment treated as a cumulative effect of a change in accounting principle as of the date of adoption. The Company completed the transitional impairment test during the second quarter of 2002 and determined that no impairment existed as of the date of adoption. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Effective January 1, 2002, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for separate recognition under SFAS 141 have been reclassified to goodwill.

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      The following table presents the impact of SFAS 142 on net income (loss) had the standard been in effect for the six months ended June 30, 2001 (in thousands):

	Six Months Ended

	June 30,	June 29,
	2001	2002

Reported net income (loss)	$2,562	$(3,409)
Adjustments:
Amortization of goodwill and intangibles	1,751	—
Income tax effect	—	—

Net adjustments	1,751	—

Adjusted net income (loss)	$4,313	$(3,409)

      Comparative per share information is not presented in the table above because it is not meaningful.

      Components of intangible assets acquired in prior purchase business combinations and acquired as individual assets are as follows (in thousands):

		December 31, 2001		June 29, 2002

		Gross Carrying	Net Carrying	Gross Carrying	Net Carrying
	Useful Life	Amount	Amount	Amount	Amount

Amortizable intangible assets:
Patented technology	5-20 years	$13,651	$3,094	$14,294	$3,385
Customer base	15-20 years	12,200	8,459	12,200	8,151
Licensing agreements	5 years	4,215	2,751	2,300	980
Other	3-20 years	1,250	786	3,373	2,469

		$31,316	$15,090	$32,167	$14,985

Unamortizable intangible assets:
Goodwill	N/A	$69,153	$55,260	$69,490	$55,498
Other	N/A	337	238	—	—

		$69,490	$55,498	$69,490	$55,498

      The amortization expense on intangible assets was $2.9 million for the six months ended June 30, 2001 as compared to $1.5 million for the comparable period in 2002.

      The estimated future amortization expense of amortizable intangible assets is as follows (in thousands):

Six months ended December 31, 2002	$1,567
Year ended December 31, 2003	2,867
Year ended December 31, 2004	2,160
Year ended December 31, 2005	1,546
Year ended December 31, 2006	1,056
Year ended December 31, 2007	677
Thereafter	5,112

$14,985

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under Accounting Principles Board (APB) No. 30, Reporting The Results of Operations — Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 as of the beginning of fiscal 2002 (see Note 5).

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Besides rescinding the three FASB Statements, this Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted SFAS 145 in the three months ended June 29, 2002. The adoption of SFAS 145 on the Company’s financial statements was not material.

      On July 30, 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit on Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in this Statement is that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3.

      This Statement also establishes that fair value is the objective for initial measurement of the liability. Severance pay under SFAS 146, in many cases, would be recognized over time rather than up front. The FASB decided that if the benefit arrangement requires employees to render future service beyond a “minimum retention period” a liability should be recognized as employees render service over the future service period even if the benefit formula used to calculate an employee’s termination benefit is based on length of service. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company is currently evaluating the timing of its adoption of SFAS 146.

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

2.     Financial Statement Information

      Inventories consist of the following (in thousands):

	December 31,	June 29,
	2001	2002

Raw materials	$12,852	$10,083
Work-in-progress	1,049	1,116
Finished goods	14,238	16,056

	28,139	27,255
Less inventory reserves	(3,000)	(3,968)

	$25,139	$23,287

3.     Changes in Accounting Estimates

Contractual Allowances and Doubtful Accounts

      As disclosed in the Company’s critical accounting policies in its Form 10-K for the year ended December 31, 2001 and its Form 10-Q for the quarter ended June 29, 2002, the Company experienced a problem with a third-party insurance billing company, which required that a substantial portion of the accounts receivable from its OfficeCare® and Insurance programs be transferred to another third-party billing company in the latter half of 2001. During the second quarter of 2002, the Company enhanced the ability of its systems to obtain and analyze the information processed by its third-party billing companies. Historically, the Company relied heavily on these billing companies to provide information about the OfficeCare® and Insurance programs, including the data utilized to determine reserves for contractual allowances and doubtful accounts. The Company’s increased ability to obtain and better analyze information in the second quarter of 2002 has revealed that, as a result of the third-party billing problems, the Company has experienced an increase in write-offs and bad debts for accounts receivable from its OfficeCare® and Insurance programs. Accordingly, the Company increased its related reserves by $4.4 million ($2.8 million net of tax, with an effect of $(0.16) on diluted loss per share) in the second quarter of 2002, which is included in sales and marketing expenses in the accompanying unaudited consolidated statements of operations for the six months ended June 29, 2002.

Excess and Obsolete Inventories

      In the second quarter of 2002, the Company provided incremental provisions for estimated excess inventories in the amount of $1.3 million ($0.8 million net of tax, with an effect of $(0.05) on diluted loss per share). The increase in the Company’s estimate for these reserves was primarily related to inventories on hand for certain new product areas which had not achieved anticipated market share, including the Company’s OrthoPulse® bone growth stimulator product. The Company has experienced continuing delays in obtaining FDA approval for the OrthoPulse® bone growth stimulator product. On July 1, 2002, notification was received from the FDA that the premarket approval application for OrthoPulse® was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002.

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

4.     Comprehensive Income (Loss)

      Comprehensive income (loss) consists of the following components (in thousands):

	Six Months Ended

	June 30,	June 29,
	2001	2002

Reported net income (loss)	$2,562	$(3,409)
Comprehensive income (loss):
Foreign currency translation adjustment	(133)	590

Comprehensive income (loss)	$2,429	$(2,819)

5.     Impairment of Long-Lived Assets

      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable, the Company, using its best estimates based upon reasonable and supportable assumptions and projections, reviews the carrying value of its long-lived assets to determine whether the carrying value can be recovered through undiscounted future operating cash flows. Impairment for long-lived assets to be held is measured by comparing the carrying amount of the asset to its fair value. Impairment is reviewed at the lowest levels for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. The Company performed such analysis on an individual asset basis and estimated fair values based on expected future discounted cash flows. The Company measures impairment for long-lived assets to be disposed of at the lower of the carrying amount or net realizable value (fair market value less costs to dispose). As a result of certain new products not achieving anticipated revenues or estimated recovery values of assets being disposed of being less than anticipated, the Company’s estimated future cash flows from such new products and assets are lower than originally estimated. During the second quarter of 2002, the Company recognized $1.9 million in charges related to impairment of certain of the Company’s long-lived assets. These long-term assets include intangible assets associated with the Company’s DonJoy VistaTM Rehabilitation System product line and other smaller product lines as well as estimated impairment in an investment in an internet marketing company.

6.     Segment and Related Information

      dj Ortho has two reportable segments as defined by FASB Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. dj Ortho’s reportable segments are its business units that offer different products, which are managed separately because each business requires different technology and marketing strategies. The rigid knee bracing segment designs, manufactures and sells rigid framed ligament and osteoarthritis knee braces and post-operative splints. The soft goods segment designs, manufactures and sells fabric, neoprene and Drytex® based products for the knee, ankle, shoulder, back and wrist. dj Ortho’s other business units are included in specialty and other orthopedic products. None of the other business units met any of the quantitative thresholds for determining reportable

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

segments, including our recently introduced line of surgical products. Information regarding industry segments is as follows (in thousands):

	Six Months Ended

	June 30,	June 29,
	2001	2002

Net revenues:
Rigid knee bracing	$32,661	$35,438
Soft goods	30,307	30,819

Net revenues for reportable segments	62,968	66,257
Specialty and other complementary orthopedic products	17,895	21,441
Freight revenue	2,420	2,450

Total consolidated net revenues	$83,283	$90,148

Gross profit:
Rigid knee bracing	$23,281	$26,066
Soft goods	13,225	13,564

Gross profit for reportable segments	36,506	39,630
Specialty and other complementary orthopedic products	9,649	11,944
Freight revenue	2,420	2,450
Other cost of goods sold	28	(3,383)

Total consolidated gross profit	$48,603	$50,641

      The accounting policies of the reportable segments are the same as those described in Note 1 of the notes to dj Orthopedics’ consolidated financial statements included in dj Orthopedics’ 2001 Form 10-K filed with the Securities and Exchange Commission. dj Ortho allocates resources and evaluates the performance of segments based on gross profit and therefore has not disclosed certain other items, such as interest, depreciation and amortization by segment as permitted by SFAS No. 131. dj Ortho does not allocate assets to reportable segments because a significant portion of assets are shared by all segments of dj Ortho.

      For the six months ended June 30, 2001 and June 29, 2002, respectively, dj Ortho had no individual customer or distributor within a segment which accounted for more than 10% or more of total net revenues for the respective periods.

      Net revenues to customers, attributed to regions based on the location of the customer, were as follows (in thousands):

	Six Months Ended

	June 30,	June 29,
	2001	2002

United States	$71,527	$76,387
Europe	6,570	6,805
Other countries	2,766	4,506
Freight revenue	2,420	2,450

Total consolidated net revenues	$83,283	$90,148

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      Total assets by region were as follows (in thousands):

	United		Other
	States	Europe	Countries	Consolidated Totals

Total assets at June 30, 2001	$159,989	$—	$1,399	$161,388

Total assets at June 29, 2002	$236,684	$1,798	$3,694	$242,176

7.     Income Taxes

      In connection with the Reorganization on November 20, 2001, the Company became a corporation and became subject to U.S. federal, state, and foreign income taxes on its earnings after that date. The Company’s estimated worldwide effective tax rate was 40% for the period from November 20 to December 31, 2001. The Company currently estimates its annual worldwide effective tax benefit rate to be approximately 36% for 2002. The comparable tax benefit is reduced primarily due to the disallowance by certain states of net operating loss carryforwards.

8.     Contingencies

      Several class action complaints were filed in the United States District Courts for the Southern District of New York and for the Southern District of California on behalf of purchasers of the Company’s common stock alleging violations of the federal securities laws in connection with the Company’s November 15, 2001 initial public offering. The Company is named as a defendant along with Leslie H. Cross, President and Chief Executive Officer, Cyril Talbot III, former Senior Vice President, Finance, Chief Financial Officer, and Secretary, Charles T. Orsatti, former Chairman of the Company’s Board of Directors, and the underwriters of the Company’s initial public offering. The complaints sought unspecified damages and alleged that defendants violated Sections 11, 12, and 15 of the Securities Act of 1933 by, among other things, misrepresenting and/or failing to disclose material facts in connection with the Company’s registration statement and prospectus for the initial public offering. On February 25, 2002, plaintiffs agreed to dismiss the New York actions without prejudice. On February 28, 2002, a federal district court judge consolidated the Southern District of California actions into a single action, In re DJ Orthopedics, Inc. Securities Litigation, Case No. 01-CV-2238-K (LSP) (S.D. Cal.), and appointed Oracle Partners, L.P. as lead plaintiff. On May 3, 2002, the lead plaintiff filed its consolidated amended complaint, which alleges the same causes of action and adds our outside directors Mitchell J. Blutt, M.D., Kirby L. Cramer, and Damion E. Wicker, M.D. as defendants. On June 17, 2002, the Company and the other defendants filed a motion to dismiss the Consolidated Complaint. On August 6, 2002, the Court granted in part and denied in part the motion to dismiss. The Court dismissed several categories of the misstatements and omissions alleged by plaintiffs. The remaining allegation pertains to a purported failure to disclose material intra-quarterly sales data in the registration statement and prospectus. The Company believes the claims are without merit and intends to defend the action vigorously. However, there can be no assurance that the Company will succeed in defending or settling this action. Additionally, there can be no assurance that the action will not have a material adverse effect on the Company’s business.

      On February 13, 2002, the Company filed a complaint in the United States District Court, Southern District of California, Case No. 02-CV-0279-K (LAB) against medi Bayreuth and medi UK, Ltd, the Company’s former distributors in Germany and the United Kingdom, respectively, alleging breach of contract, unfair competition and patent infringement resulting from the termination of the Company’s distributorship arrangements with them. On April 19, 2002, the defendants filed their answer and counterclaims seeking a net recovery from the Company of approximately $1.4 million for the repurchase of inventory. The lawsuit presently is in the discovery phase. The Company intends to vigorously prosecute this litigation and to

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

vigorously defend against the counterclaims brought by these entities. There can be no assurance that the Company will be successful in this litigation.

      On June 7, 2002, a patent infringement action was filed against the Company and its former parent, Smith & Nephew, in the United States District Court, Eastern District of Texas, Case No. 2:02CV-123-TJW by Generation II Orthotics Inc. and Generation II USA Inc. The suit alleges that the Company and Smith & Nephew willfully infringed, and are infringing, U.S. Patent No. 5,302,169 and U.S. Patent No. 5,400,806 by manufacturing, using and selling certain orthopedic knee braces for the treatment of unicompartmental osteoarthritis. The lawsuit seeks unspecified monetary damages and an injunction to prevent the Company from infringing the patents and from selling the relevant knee braces. The Company believes the claims are without merit and intends to defend the action vigorously. The Company has filed an answer and counterclaims seeking to invalidate the patents. Pursuant to a prior contractual obligation, the Company has agreed to indemnify and defend Smith & Nephew in this matter. There can be no assurance that the Company will be successful in this litigation.

      The Company from time to time is involved in lawsuits arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defense, insurance and/or has provided adequate accruals for related costs. The Company is not aware of any pending lawsuits not mentioned above that could have a material adverse effect on the Company’s business, financial condition and results of operations.

9.     Subsequent Events

      Subsequent to June 29, 2002, certain organizational changes were made beginning with the appointment of Jack Blair as the Chairman of the Company’s Board of Directors and Vickie Capps as the Company’s new Chief Financial Officer. The Company also commenced the process of streamlining its organization and improving its cost structure by consolidating certain executive positions and corporate functions. In addition, the Company has engaged AlixPartners, LLC, a company specializing in corporate performance improvements, to expedite the development of a financial and operating performance improvement program. An objective of the performance improvement program is to reduce both costs of goods sold and operating expenses as a percentage of net revenues in future periods, after the related costs of such program have been incurred. The Company has not yet determined the cost of the improvement program, the amounts of any related charges or what impact, if any, such program will have on the Company’s future financial performance. The Company anticipates that costs of the improvement program will be recognized beginning in the third quarter of 2002. Depending on the magnitude of such costs, the Company may be required to obtain waivers for noncompliance with, or amendments of, certain financial covenants included in its bank credit facility. There can be no assurance that the lenders under the bank credit facility will grant any such waivers, or enter into any such amendments.

      On July 1, 2002, notification was received from the FDA that the premarket approval application (PMA) for the Company’s OrthoPulseTM bone growth stimulator product was placed on an integrity hold due to concerns that the clinical data that had been submitted in support of the PMA were not reliable. As required by the FDA, an independent review of the clinical data commenced on August 5, 2002. Without approval of the PMA by the FDA, marketing of the OrthoPulseTM product in the United States cannot proceed. Although we cannot distribute such inventory in the United States until FDA approval is obtained, we can distribute such inventory in certain other countries which do not require FDA approval. In the second quarter of 2002, the Company increased its inventory reserves for the OrthoPulseTM product. At this point, the Company does not have an estimate of when or whether final FDA approval will occur and there can be no assurance that this delay in the approval process will not have a material adverse effect on the Company’s ability to sell OrthoPulseTM in the United States in the future.

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

10.     Condensed Consolidating Financial Information

      dj Ortho is a wholly owned operating subsidiary of dj Orthopedics, Inc. and represents substantially all of the revenues and net income of dj Orthopedics, Inc., which has no independent assets or operations. DJ Capital is a wholly owned subsidiary of dj Ortho, has no independent assets or operations and was formed solely for the purpose of being a co-issuer of the senior subordinated notes. dj Ortho’s obligations under the senior subordinated notes are guaranteed by dj Orthopedics, Inc. and dj Development. The guarantees of the senior subordinated notes by dj Orthopedics, Inc. and dj Development and any guarantee of the notes by a future parent or wholly owned subsidiary guarantor are full and unconditional. dj Ortho, DJ Capital and dj Development comprise all the direct and indirect subsidiaries of dj Orthopedics, Inc. other than foreign subsidiaries, which are non-guarantors of the senior subordinated notes. The indenture governing the senior subordinated notes (Indenture) and the Amended Bank Credit Facility (Bank Credit Facility) contain certain covenants restricting the ability of dj Ortho and DJ Capital to, among other things, pay dividends or make other distributions (other than certain tax distributions) or loans or advances to dj Orthopedics, Inc. unless certain financial tests are satisfied in the case of the Indenture or the consent of the lenders is obtained in the case of the Bank Credit Facility. The Indenture and the Bank Credit Facility permit dj Ortho to make distributions to dj Orthopedics, Inc. in amounts required by dj Orthopedics, Inc. to pay federal, state and local income taxes to the extent such income taxes are attributable to the income of dj Ortho and its subsidiaries.

      The following supplemental condensed consolidating financial information presents the balance sheet as of June 29, 2002, the statements of operations for the six months ended June 29, 2002 and the statement of cash flows for the six months ended June 29, 2002. Since the Company did not establish dj Development until the second quarter of 2002 and the non-guarantor foreign subsidiaries were previously minor, a supplemental condensed consolidating balance sheet as of December 31, 2001 and condensed consolidating statements of operations for the six months ended June 30, 2001 and the statement of cash flows for the six months ended June 30, 2001 are not required under the Securities Exchange Act of 1934. As discussed in Note 1 above, during 2002, the Company established new operating subsidiaries in Germany, the United Kingdom and Canada. Therefore, in the aggregate, the non-guarantor subsidiaries are no longer minor. For purposes of the financial information below, “DJO, Inc.” represents dj Orthopedics, Inc., “DJO, LLC” represents dj Ortho, “DJODC” represents dj Development (subsidiary guarantor), “Non-Guarantors” represents the Company’s subsidiaries in Mexico, Germany, Australia, the United Kingdom and Canada (non-guarantor subsidiaries) and “Elims” represents the consolidating elimination entries recorded by the Company. No separate financial information has been provided herein for DJ Capital because management believes such information would not be material given DJ Capital’s lack of assets and activities. The accompanying unaudited condensed consolidating financial statements for the six months ended June 29, 2002, respectively, have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. They have been prepared using the same basis as the Company’s audited consolidated financial statements and include all adjustments (consisting of normal recurring accruals, and the adjustments

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

discussed in Notes 3 and 5) which, in the opinion of management, are necessary for a fair presentation of the financial position, operating results and cash flows for the interim date and interim periods presented.

Unaudited Condensed Consolidating Balance Sheet

June 29, 2002

				Non-
	DJO, Inc.	DJO, LLC	DJODC	Guarantors	Elims	Consolidated

	(In thousands)
Assets:
Current assets:
Cash and cash equivalents	$17,044	$4,243	$6	$2,019	$—	$23,312
Accounts receivable, net	—	41,147	—	3,412	(500)	44,059
Inventories, net	—	20,889	—	4,257	(1,859)	23,287
Deferred tax asset, current portion	6,350	—	—	—	—	6,350
Intercompany, net	29,167	(24,218)	2,055	(7,162)	158	—
Other current assets	17	1,663	—	609	(192)	2,097

Total current assets	52,578	43,724	2,061	3,135	(2,393)	99,105
Property, plant and equipment, net	—	14,011	13	1,230	—	15,254
Goodwill, intangible assets and other assets	—	73,049	3,385	83	(943)	75,574
Deferred tax asset	47,819	4,440	—	(16)	—	52,243

Total assets	$100,397	$135,224	$5,459	$4,432	$(3,336)	$242,176

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and other accrued liabilities	$—	$18,081	$37	$1,953	$(500)	$19,571
Long-term debt, current portion	—	1,274	—	—	—	1,274

Total current liabilities	—	19,355	37	1,953	(500)	20,845
Long-term debt, less current portion	—	109,103	—	—	—	109,103
Minority interest	—	—	—	—	205	205
Total stockholders’ equity	100,397	6,766	5,422	2,479	(3,041)	112,023

Total liabilities and stockholders’ equity	$100,397	$135,224	$5,459	$4,432	$(3,336)	$242,176

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

Unaudited Condensed Consolidating Statement of Operations

For the Six Months Ended June 29, 2002

				Non-
	DJO, Inc.	DJO, LLC	DJODC	Guarantors	Elims	Consolidated

	(In thousands)
Net revenues	$—	$86,342	$2,360	$7,375	$(5,929)	$90,148
Cost of goods sold	—	39,563	—	4,045	(4,101)	39,507

Gross profit	—	46,779	2,360	3,330	(1,828)	50,641
Operating expenses:
Sales and marketing	—	30,523	21	2,278	—	32,822
General and administrative	23	12,461	413	977	—	13,874
Research and development	—	1,160	67	—	—	1,227
Impairment of long-lived assets	—	1,918	—	—	—	1,918

Total operating expenses	23	46,062	501	3,255	—	49,841

Income (loss) from operations	(23)	717	1,859	75	(1,828)	800
Interest income (expense) and other, net	58	(6,148)	—	—	(35)	(6,125)

Income (loss) before income taxes	35	(5,431)	1,859	75	(1,863)	(5,325)
Benefit for income taxes	—	1,916	—	—	—	1,916

Net income (loss)	$35	$(3,515)	$1,859	$75	$(1,863)	$(3,409)

DJ ORTHOPEDICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

Unaudited Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 29, 2002

				Non-
	DJO, Inc.	DJO, LLC	DJODC	Guarantors	Elims	Consolidated

	(In thousands)
Operating activities
Net cash provided by (used in) operating activities	$(920)	$3,528	$2,076	$(1,984)	$—	$2,700
Investing activities
Purchases of property, plant and equipment	—	(1,372)	(14)	(975)	—	(2,361)
Proceeds from the sale of property, plant and equipment	—	5	—	221	—	226
Purchase of intangible assets	—	798	(3,563)	—	—	(2,765)
Other assets, net	—	109	—	(49)	—	60

Net cash used in investing Activities	—	(460)	(3,577)	(803)	—	(4,840)
Financing activities
Repayment of long-term debt	—	(635)	—	—	—	(635)
Net proceeds from issuance of equity securities	—	(3,660)	3,562	98	—	—
Additional costs related to initial public offering	(317)	—	—	—	—	(317)
Intercompany obligations	18,281	(20,144)	(2,055)	3,918	—	—

Net cash (used in) provided by Financing activities	17,964	(24,439)	1,507	4,016	—	(952)
Effect of exchange rate changes on cash	—	—	—	590	—	590

Net increase (decrease) in cash and cash equivalents	17,044	(21,371)	6	1,819	—	(2,502)
Cash and cash equivalents at beginning of period	—	25,572	—	242	—	25,814

Cash and cash equivalents at end of period	$17,044	$4,201	$6	$2,061	$—	$23,312

dj Orthopedics, LLC

DJ Orthopedics Capital Corporation

12 5/8% Senior Subordinated Notes Due 2009